
03024829

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ungava Minerals Corp.

*CURRENT ADDRESS ~~Box 185~~ Unit 1, 240 Bread Road
~~Port Credit Postal Station~~ Mississauga, Ontario
~~Ontario Canada~~ L4Z 1T5

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUL 30 2003
THOMSON
FINANCIAL

FILE NO. 82- 4436 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☒	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MM

DATE: 7/25/03

UNGAVA MINERALS CORP.
Unit 1, 240 Brunel Road
Mississauga, Ontario
L4Z 1T5

15 December 2000

PRESS RELEASE
FOR IMMEDIATE RELEASE

AGREEMENT REACHED ON COMPANY'S NICKEL COPPER PROPERTY 12 KILOMETERS FROM FALCONBRIDGE'S RAGLAN PROPERTY IN QUEBEC.

15 December, 2000 - Toronto, Canada - Ungava Minerals Corp. (the "Company") is pleased to announce that an agreement has been reached with Canadian Royalties Inc. (CDNX:CZZ) ("Canadian") whereby Canadian may earn an 80% interest in the Company's Property south of Falconbridge's Raglan property in the Ungava Trough in northern Quebec. The agreement is subject to due diligence to be carried out by Canadian and the execution of a formal joint venture agreement.

Canadian may earn an 80% direct interest in the Company's property by incurring expenditure of $1,750,000 in the property over 48 months and producing a bankable feasibility study relating to the building of a mine on the Property. The Property comprises Permit 970 and 29 enclosed mining claims.

The Company's interest will be subject to dilution for non contribution and if reduced to 10% joint venture interest, will be automatically converted to a 1% NSR royalty which may for 12 months following the commencement of commercial production, be bought out for $1,500,000.

Canadian will be the operator of all programs on the Property going forward.

Prior press releases of the Company dated 16 May 1997, 25 September 1997, and 21 November 1997 have outlined exploration results obtained from work programs carried out on the Property.

For further information contact Glen Erikson, President and CEO of the Company, (416) 897-5511.

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 **REPORTING ISSUER**

Ungava Minerals Corp., Unit 1, 240 Brunel Road Mississauga, Ontario L4Z 1T5

ITEM 2 **DATES OF MATERIAL CHANGE**

15 December, 2000

ITEM 3 **PUBLICATION OF THE MATERIAL CHANGE**

Press Release dated 15 December, 2000 released at Toronto, Ontario 15 December, 2000 for publication across Canada.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See copy of Press Release attached.

ITEM 5 **FULL DESCRIPTION OF MATERIAL CHANGE**

See copy of Press Release attached which describes the material change.

ITEM 6 **REPORT FILED ON A CONFIDENTIAL BASIS**

Not applicable

ITEM 7 **OMITTED INFORMATION**

Not applicable

ITEM 8 **SENIOR OFFICERS**

Inquiries may be directed to Glen Erikson, President and CEO of the Company, (416) 897-5511

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material changes referred to herein.

Toronto, Ontario
15 December, 2000

"Glen Erikson"

GLEN ERIKSON

UNGAVA MINERALS CORP.
Unit 1, 240 Brunel Road
Mississauga, Ontario
L4Z 1T5

15 December 2000

PRESS RELEASE
FOR IMMEDIATE RELEASE

AGREEMENT REACHED ON COMPANY'S NICKEL COPPER PROPERTY 12 KILOMETERS FROM FALCONBRIDGE'S RAGLAN PROPERTY IN QUEBEC.

15 December, 2000 - Toronto, Canada - Ungava Minerals Corp. (the "Company") is pleased to announce that an agreement has been reached with Canadian Royalties Inc. (CDNX:CZZ) ("Canadian") whereby Canadian may earn an 80% interest in the Company's Property south of Falconbridge's Raglan property in the Ungava Trough in northern Quebec. The agreement is subject to due diligence to be carried out by Canadian and the execution of a formal joint venture agreement.

Canadian may earn an 80% direct interest in the Company's property by incurring expenditure of $1,750,000 in the property over 48 months and producing a bankable feasibility study relating to the building of a mine on the Property. The Property comprises Permit 970 and 29 enclosed mining claims.

The Company's interest will be subject to dilution for non contribution and if reduced to 10% joint venture interest, will be automatically converted to a 1% NSR royalty which may for 12 months following the commencement of commercial production, be bought out for $1,500,000.

Canadian will be the operator of all programs on the Property going forward.

Prior press releases of the Company dated 16 May 1997, 25 September 1997, and 21 November 1997 have outlined exploration results obtained from work programs carried out on the Property.

For further information contact Glen Erikson, President and CEO of the Company, (416) 897-5511.

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 **REPORTING ISSUER**

Ungava Minerals Corp., Unit 1, 240 Brunel Road Mississauga, Ontario L4Z 1T5

ITEM 2 **DATES OF MATERIAL CHANGE**

15 December, 2000

ITEM 3 **PUBLICATION OF THE MATERIAL CHANGE**

Press Release dated 15 December, 2000 released at Toronto, Ontario
15 December, 2000 for publication across Canada.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See copy of Press Release attached.

ITEM 5 **FULL DESCRIPTION OF MATERIAL CHANGE**

See copy of Press Release attached which describes the material change.

ITEM 6 **REPORT FILED ON A CONFIDENTIAL BASIS**

Not applicable

ITEM 7 **OMITTED INFORMATION**

Not applicable

ITEM 8 **SENIOR OFFICERS**

Inquiries may be directed to Glen Erikson, President and CEO of the Company, (416) 897-5511

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material changes referred to herein.

Toronto, Ontario
15 December, 2000

"Glen Erikson"

GLEN ERIKSON

UNGAVA MINERALS CORP.
Unit 1, 240 Brunel Road
Mississauga, Ontario
L4Z 1T5

15 December 2000

PRESS RELEASE
FOR IMMEDIATE RELEASE

AGREEMENT REACHED ON COMPANY'S NICKEL COPPER PROPERTY 12 KILOMETERS FROM FALCONBRIDGE'S RAGLAN PROPERTY IN QUEBEC.

15 December, 2000 - Toronto, Canada - Ungava Minerals Corp. (the "Company") is pleased to announce that an agreement has been reached with Canadian Royalties Inc. (CDNX:CZZ) ("Canadian") whereby Canadian may earn an 80% interest in the Company's Property south of Falconbridge's Raglan property in the Ungava Trough in northern Quebec. The agreement is subject to due diligence to be carried out by Canadian and the execution of a formal joint venture agreement.

Canadian may earn an 80% direct interest in the Company's property by incurring expenditure of $1,750,000 in the property over 48 months and producing a bankable feasibility study relating to the building of a mine on the Property. The Property comprises Permit 970 and 29 enclosed mining claims.

The Company's interest will be subject to dilution for non contribution and if reduced to 10% joint venture interest, will be automatically converted to a 1% NSR royalty which may for 12 months following the commencement of commercial production, be bought out for $1,500,000.

Canadian will be the operator of all programs on the Property going forward.

Prior press releases of the Company dated 16 May 1997, 25 September 1997, and 21 November 1997 have outlined exploration results obtained from work programs carried out on the Property.

For further information contact Glen Erikson, President and CEO of the Company, (416) 897-5511.

82-4436

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - FEBRUARY 28, 2001
(with comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	2001	2000
ASSETS		
Current		
Marketable securities	$ -	$ 429
Capital assets	49,352	51,851
Mineral resource properties	17,301	17,301
	$ 66,653	$ 69,581
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 145,474	$ 124,209
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock	3,702,744	3,702,744
Deficit	(3,781,565)	(3,757,372)
	(78,821)	(54,628)
	$ 66,653	$ 69,581

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

THREE MONTHS ENDED FEBRUARY 28, 2001
(with comparative figures for the year ended November 30, 2000)
UNAUDITED - SEE NOTICE TO READER

	2001	2000
Revenue:		
Gain on sale of marketable securities	$ 5,106	$ 228,936
Expenses:		
Depreciation expense	2,499	11,617
Operating, administrative and general	26,800	121,044
	29,299	132,661
Net income (loss) for the period before undernoted item	(24,193)	96,275
Write down of mineral resource properties and exploration expenditures	-	1,306,535
Net loss for the period	$ (24,193)	$(1,210,260)
Loss per share	$ -	$ 0.07

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at February 28, 2001 and the interim consolidated statements of operations, deficit and cash flows for the three months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
April 26, 2001

Wasserman Ramsay
Chartered Accountants

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

THREE MONTHS ENDED FEBRUARY 28, 2001
(with comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	2001	2000
Deficit, beginning of period	$(3,757,372)	$(2,547,112)
Net loss for the period	(24,193)	(1,210,260)
Deficit, end of period	$(3,781,565)	$(3,757,372)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED FEBRUARY 28, 2001
(with comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	2001	2000
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the period	$ (24,193)	$(1,210,260)
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	(5,106)	(228,936)
Write down of mineral resource properties and exploration expenditures	-	1,306,535
Depreciation	2,499	11,617
Net change in non-cash working capital items	21,265	(166,374)
	(5,535)	(287,418)
Investing:		
Proceeds from sale of marketable securities	5,535	304,718
Renewal fee for mineral resource properties	-	(17,300)
	5,535	287,418
Net change in cash during and end of the period	$ -	$ -

82-4436

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - MAY 31, 2001
(with comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	2001	2000
ASSETS		
Current		
Marketable securities	$ -	$ 429
Capital assets	46,853	51,851
Mineral resource properties	17,301	17,301
	$ 64,154	$ 69,581
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 171,374	$ 124,209
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock	3,702,744	3,702,744
Deficit	(3,809,964)	(3,757,372)
	(107,220)	(54,628)
	$ 64,154	$ 69,581

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

SIX MONTHS ENDED MAY 31, 2001
(with comparative figures for the year ended November 30, 2000)
UNAUDITED - SEE NOTICE TO READER

	Current Quarter	YTD 2001	2000
Revenue:			
Gain on sale of marketable securities	$ -	$ 5,106	$ 228,936
Expenses:			
Depreciation expense	2,499	4,998	11,617
Operating, administrative and general	25,900	52,700	121,044
	28,399	57,698	132,661
Net income (loss) for the period before undernoted item	(28,399)	(52,592)	96,275
Write down of mineral resource properties and exploration expenditures	-	-	1,306,535
Net loss for the period	$ (28,399)	$ (52,592)	$(1,210,260)
Loss per share	$ -	$ -	$ 0.07

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at May 31, 2001 and the interim consolidated statements of operations, deficit and cash flows for the six months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
July 16, 2001

Wasserman Ramsay
Chartered Accountants

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

SIX MONTHS ENDED MAY 31, 2001
(with comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	2001	2000
Deficit, beginning of period	$(3,757,372)	$(2,547,112)
Net loss for the period	(52,592)	(1,210,260)
Deficit, end of period	$(3,809,964)	$(3,757,372)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED MAY 31, 2001
(with comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	Current Quarter	YTD 2001	2000
Cash provided by (used in) the following activities:			
Operations:			
Net loss for the period	$ (28,399)	$ (52,592)	$(1,210,260)
Add: Items not involving an outlay of cash			
Gain on sale of marketable securities	-	(5,106)	(228,936)
Write down of mineral resource properties and exploration expenditures	-	-	1,306,535
Depreciation	2,499	4,998	11,617
Net change in non-cash working capital items	25,900	47,165	(166,374)
	-	(5,535)	(287,418)
Investing:			
Proceeds from sale of marketable securities	-	5,535	304,718
Renewal fee for mineral resource properties	-	-	(17,300)
	-	5,535	287,418
Net change in cash during and end of the period	$ -	$ -	$ -

UNGAVA MINERALS CORP.
Unit 1, 240 Brunel Road
Mississauga, Ontario
L4Z 1T5

14 August 2001

PRESS RELEASE
FOR IMMEDIATE RELEASE

NEW PLATINUM-PALLADIUM DISCOVERIES MADE ON UNGAVA PROPERTY

The Company is pleased to advise that Canadian Royalties Inc. "CRI" yesterday published results of new sampling from the Expo-Ungava Deposit zone as well as sampling from locations distributed over 32 km of the Property.

The following information is selected from the CRI Release.

Expo-Ungava Deposit Results

The 81 drill core samples analyzed by Dr. Mungall were collected from four diamond drill holes within the limits of the Deposit. Assays of the remaining half of split core from hole 68-2 (9 samples), and hole 69-26 (5 samples), and check assays of split core pieces from hole EX-97-02 and Ex-97-04 provide independent verification of the presence of widespread significant PGM mineralization within the Expo-Ungava Deposit. The assay values reported by Dr. Mungall are comparable to those recently released by Canadian Royalties for holes EX-97-02 and EX-97-04 Dr. Mungall sampled ultramafic material from above the mineralized ultramafic through to the bottom of holes EX-97-02 and EX-97-04. PGM values obtained from each of the two holes ranged from background to more than 3 g/t. Limited sampling in two other holes from the Expo-Ungava Deposit, 68-2 (9 samples) and 69-26 (5 samples) assayed from 0.13 g/t PGM to 1.80 g/t PGM and 0.31 g/t PGM to 1.81 g/t PGM respectively. The lower values were generally unmineralized ultramafic above the mineralized peridotite and pyroxenite.

Results from Other Mineralized Areas

The assay values received for the surface grab samples and the drill core from the Cominga, Valliant Lake, Mequillon Lake North and Mesamax showing areas confirm the presence of significant (1 g/t to greater than 15 g/t) PGM mineralization within disseminated to rarely massive chalcopyrite pyrrohotite pentlandite mineralization well distant for the Expo-Ungava Deposit.

Dr. Mungall's sample results are understood to show values in excess of 1 g/t PGM at four different locations where Ni-Cu mineralization was identified 30 years ago. None of the showings had previously been evaluated for their PGM potential. Most of the significant PGM assay values occur with copper and nickel values less than 1% each.

The highest PGM value however, over 15 g/t PGM, was obtained from a split core drill hole sample from the Mesamax showing containing 0.25% nickel and 2.8% copper. The samples of drill core and surface exposure are all comprised of only disseminated chalcopyrite and pyrrhotite, except for two drill hole samples of massive sulfide. The massive sulfide material did not contain the highest PGM values.

At the Cominga Ni-Cu showing, 3 km to the west of the Expo-Ungava Deposit, two samples of historic diamond drill core assayed 1.44 g/t and 1.06 g/t PGM. The latter sample was described as massive sulfide. Only small pieces of diamond drill core were assayed. The hole from which the samples were taken was not one of the better mineralized drill intersections in the showing area.

At the Mequillon Lake North area, 15 samples from the Ni-Cu showing were analyzed. One sample assayed 1.88 g/t PGM and 7 of the samples assayed > 1 g/t PGM. Only one sample assayed less than 0.5 g/t PGM.

Samples from the Mequillon West Ni-Cu showing (3 samples), Square Lake Ni-Cu showing (3 samples) and Kehoe Lake Ni-Cu showing (4 samples) did not contain any values greater than 1 g/t PGM, although some samples did contain >0.5 g/t PGM.

The only showing to the east of the Expo-Ungava Deposit assayed, the Mesamax Ni-Cu showing, returned consistently significant PGM values (> 1 g/t PGM). All but one of the nine samples assayed greater than 1 g/t PGM and 5 of the 9 samples assayed between 2.70 and 4.87 g/t PGM. The samples were collected from three locations along the ultramafic body, approximately 10 km to the east of the Expo-Ungava Deposit. Previous diamond drilling in the area intersected disseminated chalcopyrite and pyrrhotite mineralization however none of the mineralization was assayed for PGM mineralization. Dr. Mungall assayed 5 core samples from one of the available holes (M-70-22) with the following PGM results: at 8.5m – 1.89 g/t, at 9 m - 1.53 g/t, at 12.5 m – 0.90 g/t (trace sulfides), at 18.3 m - > 15 g/t, and at 41.76 m – 1.44 g/t. Samples were also assayed for nickel (Ni) and copper (Cu). The results from the diamond drill core and surface showings vary from trace to more than several percent with the general range being approximately 0.5% nickel and 0.75% copper. The nickel and copper results are comparable to those reported from the showing historically.

CRI reports it is continuing its summer field programs that include geological mapping, prospecting, core re-sampling and geophysical surveying on the Property.

CRI further reports that diamond drilling of certain exploration targets at some distance from the Expo-Ungava Deposit, will commence over the next 10 days.

Finally, CRI confirmed that the drill core and rock samples were assayed at the Geoscience Labs of the Ontario Geological Survey. Platinum palladium and gold values were determined by standard fire assay with ICP-MS finish while the nickel and copper values were determined by aqua regia total digestion method with ICP-OES finish.

The President, Glen Erikson, may be contacted at (416) 897-5511 for follow–up.

UNGAVA MINERALS CORP.
Unit 1, 240 Brunel Road
Mississauga, Ontario
L4Z 1T5

20 July 2001

PRESS RELEASE
FOR IMMEDIATE RELEASE

MOVE PLATINUM-PALLADIUM ASSAY RESULTS FROM EXPO-UNGAVA CORE

Further to the Company's Press Release dated 3 July, 2001, Canadian Royalties Inc. "CRI" has announced further assay results from core drilled in 1997 on the Expo-Ungava zone as holes EX97-01, 02, and 03, as well as assay results obtained from core from EX97-04 drilled 400 ft (121.9 meters) east of EX97-03. The assay values obtained from EX97-01, 02, and 03 were from sample pulps bearing disseminated sulphide mineralization above and below the zones for which platinum and palladium values were previously reported.

In his review, Qualified Person, Bruce Durham (Vice-President, Exploration of CRI), reported in part as follows:

Sample pulps from diamond drill hole #4 (#EX97-04) in the Expo-Ungava copper nickel deposit located on Line 16+00 East @ 2+50 South [1200 feet (365 meters) east of hole EX97-01 and drilled at –90 degrees, were tested for nickel-copper –PGM's and returned weighted average assays from 65.37 meters to 112.3 meters of 0.235 g/t platinum, 0.946 g/t palladium, (1.181 g/t platinum + palladium), 0.69% copper and 0.64% nickel over a core length (true thickness) of 46.89 meters. 29 of the 32 sample intervals contained more than 0.5 g/t PGMs.

Taking account of more recent assaying of core from EX-97-01, 02, and 03, the mineralized sections of all 4 drill hole cores are now calculated as follows:

Drill Hole:	From	To	Interval	Platinum	Palladium	Platinum + Palladium	Copper	Nickel
	(meter)	(meter)	(meter)	g/t	g/t	g/t	%	%
EX97-01	41.55	81.07	39.52	0.28	1.50	1.78	0.70	0.70
EX97-02	49.75	96.74	46.99	0.248	0.994	1.24	0.66	0.60
EX97-03	47.81	112.4	64.57	0.373	1.517	1.89	0.67	0.58
EX97-04	65.37	112.3	46.93	0.235	0.946	1.181	0.69	0.64

The results from hole #EX07-04 extend the known strike length of significant widespread PGM values an additional 400 feet (121.9 meters) east. The additional assay results from hole #EX97-01, 02, and 03 together with the new results from hole #EX97-04 indicate that the thickness of the PGM values varies from 39.52 meters to as much as 64.57 meters along the 1200 feet (365.8 meter) interval for which assay results have been received. The additional assays indicate that the thickness of the PGM mineralization is much greater than originally reported. The thickness of mineralization hole #EX97-01 increased from 26.15 meters to 39.52 meters (51%); the thickness of mineralization in hole #EX97-02 increased from 17.69 meters to 46.99 meters (166%); and the thickness of mineralization in hole #EX97-03 increased from 49.55 meters to 64.57 meters (30%).

The PGM mineralization discovered to date appears to correlate directly with increased copper and nickel mineralization. The sulphide mineralization is virtually flat lying and would be amenable to open pit mining. Copper nickel mineralization is known to extend farther east and west along strike from the 1200 feet (365.8 meter) interval for which assay values are given in this Press Release.

Mr. Durham reported that the drill core pulp samples were assayed at Les Laboratories XRAL of Rouyn-Noranda, Québec. Platinum and palladium values were determined by standard fire assay with DCP finish while the nickel and copper values were determined by gravimetric, total digestion method with AA finish.

CRI further reported that is completing logistical planning for the 2001 field program on the property, part of which will include a more thorough program of assaying available diamond drill core for platinum and palladium content.

The Company's shares do not currently trade on any exchange.

The President, Glen Erikson, may be contacted at (416) 897-5511 for follow-up.

UNGAVA MINERALS CORP.
Unit 1, 240 Brunel Road
Mississauga, Ontario
L4Z 1T5

3 July 2001

PRESS RELEASE
FOR IMMEDIATE RELEASE

CANADIAN ROYALTIES INC. REPORTS WIDESPREAD PLATINUM AND PALLADIUM VALUES IN EXPO UNGAVA CORE

Ungava Minerals Corp., the Company, has learned that Canadian Royalties Inc. (CZZ-CDNX) on June 20th 2001, reported that it had assayed core obtained from the 1997-drilling program on the Expo Ungava Zone for platinum and palladium. In 1997, drilling had been conducted on the Company's property by a third party that had the right, under certain conditions, to obtain a majority interest in the property. The third party did not assay its drill core for platinum and palladium and subsequently defaulted under the option agreement.

Canadian Royalties Inc. now holds an option, under certain conditions, to acquire an 80% interest in the company's Ungava Trough property. The Company is to be fully carried until a bankable feasibility study supporting construction of a mine on the property is delivered to the company.

In related news, changes in Québec's mining law have allowed the Company to expand by 20% the acreage of its property formerly known as permit 970, which hosts the Expo Ungava Zone within its 35 km length.

The Expo Ungava Zone copper-nickel deposit is located 15 km south of the Ragian Mine, a significant nickel, copper, platinum and palladium producing mine in the Ungava Trough, Québec, operated by Falconbridge Limited.

Canadian Royalties Inc. reported that a qualified person, Bruce Durham (Vice President, Exploration of Canadian Royalties Inc.), reported as follows:

Hole EX 97-1, located on line 4+00E and drilled at –90 degrees, returned weighted average assay values of 0.36 g/t platinum (Pt), 1.99 g/t palladium (Pd), 2.35 g/t platinum plus palladium, 0.7% copper, and 0.71% nickel over a core length (true thickness) of 26.15 m at the base of the ultramafic body. Out of the 19 sample intervals, all but three assayed 1 g/t platinum plus palladium (PGM). Within this

interval, near the base of the ultramafic body, a 6.04 m interval from 75.03 m to 81.07 m assayed 0.47 g/t Pt and 3.81 g/t Pd (4.28 g/t PGM).

Hole EX 97-2, located on line 9+00E, 500 feet (152 m) east of hole, assayed 0.38 g/t platinum, 1.66 g/t palladium (2.04 g/t PGM), 0.55% copper, and 0.91% nickel over a core length of 17.6 m. The hole was drilled at –90 degrees and represents true thickness since the deposit is essentially lying flat. All but one of the twelve sample intervals assayed more than 1 g/t PGM.

Hole EX 97-3, located on line 12+00E, 800 feet (244 m) east of hole 1, assayed 0.42 g/t platinum, 1.73 g/t palladium (2.15 g/t PGM), 0.75% copper and 0.66% nickel over a core length (true thickness) of 49.55 m. The hole was drilled at –90 degrees and represents a true thickness.

Within this interval all but five of the 34 sample intervals assayed more than 1 g/t PGM and a 14.56 m interval of the hole from 62.3 m to 76.8 m assayed 0.51 g/t Pt and 2.25 g/t Pd (2.75 g/t PGM).

The B-Q diameter drill holes, completed in 1997 by a former operator, were assayed for copper, nickel and cobalt at the time of drilling but were not assayed for platinum or palladium. Since the conclusion of the diamond-drilling program the assayed pulps were held in storage by the geological consulting firm Consulting Inc. of Montreal, whose diligence and cooperation is gratefully acknowledged.

The drill core pulp samples were assayed at Les Laboratories XRAL of Rouyn-Noranda, Québec. Platinum and palladium values were determined by standard fire assays with DCP finish while the nickel-copper or values were determined by gravimetric total digestion method with AA finish.

The three diamond drill holes were drilled in the key central portion of the Expo Ungava Zone deposit, an ultramafic-hosted copper nickel sulphide deposit. From the time of its discovery until 1969, some 31,000 feet of diamond drilling was carried out in the vicinity of the deposit. In 1969, AMAX Exploration Ltd. calculated proven and possible resources of 19,053,450 tons grading 0.464% nickel and 0.506% copper (see Québec Assessment file # GM-26102) with a stripping ration of 3:1. Within the calculated tonnage AMAX calculated proven and probable resources of 4,244,000 tons grading 0.75% nickel and 0.85% copper with a stripping ratio 2.75:1. The deposit is essentially flat lying and the outlined resources extend from surface to a depth of approximately 140 m.

While platinum, palladium and cobalt were found to occur in limited preliminary metallurgical test samples, no quantitative analyses were completed on the split core assay intervals in 1997. Only copper and nickel contents were determined.

The three diamond drill holes reported above were part of a six-hole diamond drill program completed in the vicinity of the Expo Ungava Zone deposit in 1997. Four of

the holes intersect the sulphide deposit. Additional assay results are pending for hold 97-4.

Canadian Royalties Inc. reported as well that it is the process of preparing for a summer field program on the property, part of which will include a more thorough program of assaying available diamond drill core for platinum palladium content.

Glen Erikson, the President of the Company said, "We are very gratified to learn of the PGM values found on the Ungava Property. It looks the ten-year struggle to hang onto the property and see is explored may end well. Tenacity and luck may once again deliver the prize."

The Company's shares currently do not trade on any exchange.

The President may be contacted at (416) 897-5511 for follow-up.

UNGAVA MINERALS CORP.

4 September 2001

PRESS RELEASE
FOR IMMEDIATE RELEASE

MORE IMPORTANT PGM VALUES OBTAINED FROM THE COMPANY'S UNGAVA PROPERTY.

The Company learned on August 30, 2001 that Canadian Royalties Inc. "CRI", its joint venture partner, had new important PGM results from the Property and issued a Press Release dated 30 August 2001.

CRI reported that in its August 13th, 2001 Release, the discovery of significant PGM mineralization in the Mesamax area based on assay results of limited surface grab samples and selected core samples derived from historic (1970) diamond drill hole M70-22. The historic drill holes from the Mesamax Nickel Copper Showing were located during the diamond drill core sampling and verification program currently underway on the Expo Ungava deposit, which is situated approximately 10 km west of the Mesamax Area.

CRI reported yesterday that the new results from historic diamond drill hole M70-25 include numerous consecutive 1.52 m core intervals assaying from 3.0 to 6.16 g/t PGM. Hole M70-25, located 168 m north of hole M70-22, intersected a broad zone of nickel-copper mineralization that assayed 0.69% nickel and 0.94% copper (in 1970) over a core length of 34.7 m in the interval from approximately 12.5 m to 47.2 m. No assaying was completed for other metals at that time.

Some of the drill core from diamond drill hole M70-25 was not located (3.05 m representing approximately 9% of the total interval assayed). However, most of the mineralized intercept was retrieved and assayed for PGM's. CRI was therefore reluctant to calculate composite PGM values for the mineralized intercept due to the 3.05 m of missing or slumped core. Notwithstanding the missing core, a total of 23 consecutive, mostly 1.52 m (5 foot) core samples retrieved and assayed for PGM from the interval, (starting at 10.9 m and extending to 47.2 m) returned PGM assay values between 3.0 g/t and 6.16 g/t. 13 of the 23 consecutive samples assayed more than 4 g/t PGM. Nickel and copper values are not yet available.

CRI advised that additional results will be released as they become available. All assaying is being completed at Les Laboratories XRAL of Rouyn-Noranda, Québec. Platinum and palladium values were determined by standard fire assay with DCP finish while the nickel and copper values are being determined by gravimetric, total digestion method with AA finish.

Glen Erikson, President of the Company may be contacted at (416) 897-5511.

UNGAVA MINERALS CORP.

Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

5 October 2001

PRESS RELEASE
FOR IMMEDIATE RELEASE

MORE PGM VALUES OBTAINED FROM NEW DRILLING ON UNGAVA TROUGH PROPERTY.

Canadian Royalties Inc. "CRI" has recently published a Press Release announcing significant PGM values assayed from drill core recently drilled in the vicinity of historic drill holes M 70-20, M 70-22 and M 70-25 previously drilled in the Mesamax area of the Company's property. Readers are directed to CRI's Press Release dated 20 September 2001 for full details.

Glen Erikson, President of Ungava Minerals Corp. may be contacted at (416) 897-5511 for follow-up.

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 **REPORTING ISSUER**

Ungava Minerals Corp., Box 185 Port Credit Postal Station, Ontario

ITEM 2 **DATES OF MATERIAL CHANGE**

30 August 2001

ITEM 3 **PUBLICATION OF THE MATERIAL CHANGE**

Press Release dated 4 September 2001released at Toronto, Ontario
4 September 2001for publication across Canada.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See copy of Press Release attached.

ITEM 5 **FULL DESCRIPITON OF MATERIAL CHANGE**

See copy of Press Release attached which describes the material change.

ITEM 6 **REPORT FILED ON A CONFIDENTIAL BASIS**

Not applicable

ITEM 7 **OMITTED INFORMATION**

Not applicable

ITEM 8 **SENIOR OFFICERS**

Inquiries may be directed to Glen Erikson, President and CEO of the Company, (416) 897-5511

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material changes referred to herein.

Toronto, Ontario
6 September 2001

"Glen Erikson"
GLEN ERIKSON

UNGAVA MINERALS CORP.

4 September 2001

PRESS RELEASE
FOR IMMEDIATE RELEASE

MORE IMPORTANT PGM VALUES OBTAINED FROM THE COMPANY'S UNGAVA PROPERTY.

The Company learned on August 30, 2001 that Canadian Royalties Inc. "CRI", its joint venture partner, had new important PGM results from the Property and issued a Press Release dated 30 August 2001.

CRI reported that in its August 13th, 2001 Release, the discovery of significant PGM mineralization in the Mesamax area based on assay results of limited surface grab samples and selected core samples derived from historic (1970) diamond drill hole M70-22. The historic drill holes from the Mesamax Nickel Copper Showing were located during the diamond drill core sampling and verification program currently underway on the Expo Ungava deposit, which is situated approximately 10 km west of the Mesamax Area.

CRI reported yesterday that the new results from historic diamond drill hole M70-25 include numerous consecutive 1.52 m core intervals assaying from 3.0 to 6.16 g/t PGM. Hole M70-25, located 168 m north of hole M70-22, intersected a broad zone of nickel-copper mineralization that assayed 0.69% nickel and 0.94% copper (in 1970) over a core length of 34.7 m in the interval from approximately 12.5 m to 47.2 m. No assaying was completed for other metals at that time.

Some of the drill core from diamond drill hole M70-25 was not located (3.05 m representing approximately 9% of the total interval assayed). However, most of the mineralized intercept was retrieved and assayed for PGM's. CRI was therefore reluctant to calculate composite PGM values for the mineralized intercept due to the 3.05 m of missing or slumped core. Notwithstanding the missing core, a total of 23 consecutive, mostly 1.52 m (5 foot) core samples retrieved and assayed for PGM from the interval, (starting at 10.9 m and extending to 47.2 m) returned PGM assay values between 3.0 g/t and 6.16 g/t. 13 of the 23 consecutive samples assayed more than 4 g/t PGM. Nickel and copper values are not yet available.

CRI advised that additional results will be released as they become available. All assaying is being completed at Les Laboratories XRAL of Rouyn-Noranda, Québec. Platinum and palladium values were determined by standard fire assay with DCP finish

while the nickel and copper values are being determined by gravimetric, total digestion method with AA finish.

Glen Erikson, President of the Company may be contacted at (416) 897-5511.

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 **REPORTING ISSUER**

Ungava Minerals Corp., Box 185, Port Credit Postal Station, Ontario

ITEM 2 **DATES OF MATERIAL CHANGE**

13 August 2001

ITEM 3 **PUBLICATION OF THE MATERIAL CHANGE**

Press Release dated 14 August 2001 released at Toronto, Ontario
14 August 2001 for publication across Canada.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See copy of Press Release attached.

ITEM 5 **FULL DESCRIPITON OF MATERIAL CHANGE**

See copy of Press Release attached which describes the material change.

ITEM 6 **REPORT FILED ON A CONFIDENTIAL BASIS**

Not applicable

ITEM 7 **OMITTED INFORMATION**

Not applicable

ITEM 8 **SENIOR OFFICERS**

Inquiries may be directed to Glen Erikson, President and CEO of the Company, (416) 897-5511

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material changes referred to herein.

Toronto, Ontario
6 September 2001

"Glen Erikson"
GLEN ERIKSON

UNGAVA MINERALS CORP.
Unit 1, 240 Brunel Road
Mississauga, Ontario
L4Z 1T5

14 August 2001

PRESS RELEASE
FOR IMMEDIATE RELEASE

NEW PLATINUM-PALLADIUM DISCOVERIES MADE ON UNGAVA PROPERTY

The Company is pleased to advise that Canadian Royalties Inc. "CRI" yesterday published results of new sampling from the Expo-Ungava Deposit zone as well as sampling from locations distributed over 32 km of the Property.

The following information is selected from the CRI Release.

Expo-Ungava Deposit Results

The 81 drill core samples analyzed by Dr. Mungall were collected from four diamond drill holes within the limits of the Deposit. Assays of the remaining half of split core from hole 68-2 (9 samples), and hole 69-26 (5 samples), and check assays of split core pieces from hole EX-97-02 and Ex-97-04 provide independent verification of the presence of widespread significant PGM mineralization within the Expo-Ungava Deposit. The assay values reported by Dr. Mungall are comparable to those recently released by Canadian Royalties for holes EX-97-02 and EX-97-04 Dr. Mungall sampled ultramafic material from above the mineralized ultramafic through to the bottom of holes EX-97-02 and EX-97-04. PGM values obtained from each of the two holes ranged from background to more than 3 g/t. Limited sampling in two other holes from the Expo-Ungava Deposit, 68-2 (9 samples) and 69-26 (5 samples) assayed from 0.13 g/t PGM to 1.80 g/t PGM and 0.31 g/t PGM to 1.81 g/t PGM respectively. The lower values were generally unmineralized ultramafic above the mineralized peridotite and pyroxenite.

Results from Other Mineralized Areas

The assay values received for the surface grab samples and the drill core from the Cominga, Valliant Lake, Mequillon Lake North and Mesamax showing areas confirm the presence of significant (1 g/t to greater than 15 g/t) PGM mineralization within disseminated to rarely massive chalcopyrite pyrrohotite pentlandite mineralization well distant for the Expo-Ungava Deposit.

Dr. Mungall's sample results are understood to show values in excess of 1 g/t PGM at four different locations where Ni-Cu mineralization was identified 30 years ago. None of the showings had previously been evaluated for their PGM potential. Most of the significant PGM assay values occur with copper and nickel values less than 1% each.

The highest PGM value however, over 15 g/t PGM, was obtained from a split core drill hole sample from the Mesamax showing containing 0.25% nickel and 2.8% copper. The samples of drill core and surface exposure are all comprised of only disseminated chalcopyrite and pyrrhotite, except for two drill hole samples of massive sulfide. The massive sulfide material did not contain the highest PGM values.

At the Cominga Ni-Cu showing, 3 km to the west of the Expo-Ungava Deposit, two samples of historic diamond drill core assayed 1.44 g/t and 1.06 g/t PGM. The latter sample was described as massive sulfide. Only small pieces of diamond drill core were assayed. The hole from which the samples were taken was not one of the better mineralized drill intersections in the showing area.

At the Mequillon Lake North area, 15 samples from the Ni-Cu showing were analyzed. One sample assayed 1.88 g/t PGM and 7 of the samples assayed > 1 g/t PGM. Only one sample assayed less than 0.5 g/t PGM.

Samples from the Mequillon West Ni-Cu showing (3 samples), Square Lake Ni-Cu showing (3 samples) and Kehoe Lake Ni-Cu showing (4 samples) did not contain any values greater than 1 g/t PGM, although some samples did contain >0.5 g/t PGM.

The only showing to the east of the Expo-Ungava Deposit assayed, the Mesamax Ni-Cu showing, returned consistently significant PGM values (> 1 g/t PGM). All but one of the nine samples assayed greater than 1 g/t PGM and 5 of the 9 samples assayed between 2.70 and 4.87 g/t PGM. The samples were collected from three locations along the ultramafic body, approximately 10 km to the east of the Expo-Ungava Deposit. Previous diamond drilling in the area intersected disseminated chalcopyrite and pyrrhotite mineralization however none of the mineralization was assayed for PGM mineralization. Dr. Mungall assayed 5 core samples from one of the available holes (M-70-22) with the following PGM results: at 8.5m – 1.89 g/t, at 9 m - 1.53 g/t, at 12.5 m – 0.90 g/t (trace sulfides), at 18.3 m - > 15 g/t, and at 41.76 m – 1.44 g/t. Samples were also assayed for nickel (Ni) and copper (Cu). The results from the diamond drill core and surface showings vary from trace to more than several percent with the general range being approximately 0.5% nickel and 0.75% copper. The nickel and copper results are comparable to those reported from the showing historically.

CRI reports it is continuing its summer field programs that include geological mapping, prospecting, core re-sampling and geophysical surveying on the Property.

CRI further reports that diamond drilling of certain exploration targets at some distance from the Expo-Ungava Deposit, will commence over the next 10 days.

Finally, CRI confirmed that the drill core and rock samples were assayed at the Geoscience Labs of the Ontario Geological Survey. Platinum palladium and gold values were determined by standard fire assay with ICP-MS finish while the nickel and copper values were determined by aqua regia total digestion method with ICP-OES finish.

The President, Glen Erikson, may be contacted at (416) 897-5511 for follow–up.

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 **REPORTING ISSUER**

Ungava Minerals Corp., Box 185, Port Credit Postal Station, Ontario

ITEM 2 **DATES OF MATERIAL CHANGE**

19 July 2001

ITEM 3 **PUBLICATION OF THE MATERIAL CHANGE**

Press Release dated 20 July 2001 released at Toronto, Ontario
20 July 2001 for publication across Canada.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See copy of Press Release attached.

ITEM 5 **FULL DESCRIPITON OF MATERIAL CHANGE**

See copy of Press Release attached which describes the material change.

ITEM 6 **REPORT FILED ON A CONFIDENTIAL BASIS**

Not applicable

ITEM 7 **OMITTED INFORMATION**

Not applicable

ITEM 8 **SENIOR OFFICERS**

Inquiries may be directed to Glen Erikson, President and CEO of the Company, (416) 897–5511

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material changes referred to herein.

Toronto, Ontario
6 September 2001

"Glen Erikson"
GLEN ERIKSON

UNGAVA MINERALS CORP.
Unit 1, 240 Brunel Road
Mississauga, Ontario
L4Z 1T5

20 July 2001

PRESS RELEASE
FOR IMMEDIATE RELEASE

MOVE PLATINUM-PALLADIUM ASSAY RESULTS FROM EXPO-UNGAVA CORE

Further to the Company's Press Release dated 3 July, 2001, Canadian Royalties Inc. "CRI" has announced further assay results from core drilled in 1997 on the Expo-Ungava zone as holes EX97-01, 02, and 03, as well as assay results obtained from core from EX97-04 drilled 400 ft (121.9 meters) east of EX97-03. The assay values obtained from EX97-01, 02, and 03 were from sample pulps bearing disseminated sulphide mineralization above and below the zones for which platinum and palladium values were previously reported.

In his review, Qualified Person, Bruce Durham (Vice-President, Exploration of CRI), reported in part as follows:

Sample pulps from diamond drill hole #4 (#EX97-04) in the Expo-Ungava copper nickel deposit located on Line 16+00 East @ 2+50 South [1200 feet (365 meters) east of hole EX97-01 and drilled at –90 degrees, were tested for nickel-copper –PGM's and returned weighted average assays from 65.37 meters to 112.3 meters of 0.235 g/t platinum, 0.946 g/t palladium, (1.181 g/t platinum + palladium), 0.69% copper and 0.64% nickel over a core length (true thickness) of 46.89 meters. 29 of the 32 sample intervals contained more than 0.5 g/t PGMs.

Taking account of more recent assaying of core from EX-97-01, 02, and 03, the mineralized sections of all 4 drill hole cores are now calculated as follows:

Drill Hole:	From	To	Interval	Platinum	Palladium	Platinum + Palladium	Copper	Nickel
	(meter)	(meter)	(meter)	g/t	g/t	g/t	%	%
EX97-01	41.55	81.07	39.52	0.28	1.50	1.78	0.70	0.70
EX97-02	49.75	96.74	46.99	0.248	0.994	1.24	0.66	0.60
EX97-03	47.81	112.4	64.57	0.373	1.517	1.89	0.67	0.58
EX97-04	65.37	112.3	46.93	0.235	0.946	1.181	0.69	0.64

The results from hole #EX07-04 extend the known strike length of significant widespread PGM values an additional 400 feet (121.9 meters) east. The additional assay results from hole #EX97-01, 02, and 03 together with the new results from hole #EX97-04 indicate that the thickness of the PGM values varies from 39.52 meters to as much as 64.57 meters along the 1200 feet (365.8 meter) interval for which assay results have been received. The additional assays indicate that the thickness of the PGM mineralization is much greater than originally reported. The thickness of mineralization hole #EX97-01 increased from 26.15 meters to 39.52 meters (51%); the thickness of mineralization in hole #EX97-02 increased from 17.69 meters to 46.99 meters (166%); and the thickness of mineralization in hole #EX97-03 increased from 49.55 meters to 64.57 meters (30%).

The PGM mineralization discovered to date appears to correlate directly with increased copper and nickel mineralization. The sulphide mineralization is virtually flat lying and would be amenable to open pit mining. Copper nickel mineralization is known to extend farther east and west along strike from the 1200 feet (365.8 meter) interval for which assay values are given in this Press Release.

Mr. Durham reported that the drill core pulp samples were assayed at Les Laboratories XRAL of Rouyn-Noranda, Québec. Platinum and palladium values were determined by standard fire assay with DCP finish while the nickel and copper values were determined by gravimetric, total digestion method with AA finish.

CRI further reported that is completing logistical planning for the 2001 field program on the property, part of which will include a more thorough program of assaying available diamond drill core for platinum and palladium content.

The Company's shares do not currently trade on any exchange.

The President, Glen Erikson, may be contacted at (416) 897-5511 for follow-up.

82-4436

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - AUGUST 31, 2001
(with comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	2001	2000
ASSETS		
Current		
Marketable securities	$ -	$ 429
Capital assets *(Note 3)*	44,354	51,851
Mineral resource properties *(Note 4)*	17,301	17,301
	$ 61,655	$ 69,581
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 198,174	$ 124,209
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock *(Note 5)*	3,702,744	3,702,744
Deficit	(3,839,263)	(3,757,372)
	(136,519)	(54,628)
	$ 61,655	$ 69,581

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

NINE MONTHS ENDED AUGUST 31, 2001
(With comparative figures for nine months ended August 31, 2000)

UNAUDITED - SEE NOTICE TO READER

	Current Quarter	YTD 2001	2000
Revenue:			
Gain on sale of marketable securities	$ -	$ 5,106	$ 228,936
Expenses:			
Depreciation expense	2,499	7,497	9,808
Operating, administrative and general	26,800	79,500	83,100
	29,299	86,997	92,908
Net income (loss) for the period before undernoted item	(29,299)	(81,891)	136,028
Write down of mineral resource properties and exploration expenditures	-	-	1,306,535
Net loss for the period	$ (29,299)	$ (81,891)	$ (1,170,507)
Loss per share	$ -	$ -	$ 0.06

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at August 31, 2001 and the interim consolidated statements of operations, deficit and cash flows for the nine months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
November 2, 2001

Wasserman Ramsay
Chartered Accountants

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

NINE MONTHS ENDED AUGUST 31, 2001
(With comparative figures for nine months ended August 31, 2000)

UNAUDITED - SEE NOTICE TO READER

	2001	2000
Deficit, beginning of period	$(3,757,372)	$ (2,547,112)
Net loss for the period	(81,891)	(1,170,507)
Deficit, end of period	$(3,839,263)	$ (3,717,619)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED AUGUST 31, 2001
(With comparative figures for nine months ended August 31, 2000)

UNAUDITED - SEE NOTICE TO READER

	Current Quarter	YTD 2001	2000
Cash provided by (used in) the following activities:			
Operations:			
Net loss for the period	$ (29,299)	$ (81,891)	$ (1,170,507)
Add: Items not involving an outlay of cash			
Gain on sale of marketable securities	-	(5,106)	(228,936)
Write down of mineral resource properties and exploration expenditures	-	-	1,306,535
Depreciation	2,499	7,497	9,808
Net change in non-cash working capital items	26,800	73,965	(221,618)
	-	(5,535)	(304,718)
Investing:			
Proceeds from sale of marketable securities	-	5,535	304,718
Net change in cash during and end of the period	$ -	$ -	$ -

See the accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2001

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., Ungava Capital Inc. North American Titanium Inc. and 1222256 Ontario Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Automotive equipment	30% declining balance
Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance

(iv) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(v) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

vi) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2001

UNAUDITED - SEE NOTICE TO READER

3. Capital assets:

	Cost	Accumulated Amortization	Net 2001	Net 2000
Automotive equipment	$ 31,074	$ 24,547	$ 6,527	$ 8,420
Furniture and fixtures	80,323	44,388	35,935	40,990
Computer equipment	9,333	7,441	1,892	2,441
	$ 120,730	$ 76,376	$ 44,354	$ 51,851

4. Mineral resource properties:

	2001	2000
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the current year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc.

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn a 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. The Company's interest will be subject to dilution for non contribution and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty.

All properties of the Company are subject to a 2% net smelter returns royalty to Canadian Royalties Inc.

5. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance November 30, 2000 and 1999 and August 31, 2001	18,204,190	$ 3,702,744

No shares were issued during the period.

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - AUGUST 31, 2001
(with comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	2001	2000
ASSETS		
Current		
Marketable securities	$ -	$ 429
Capital assets	44,354	51,851
Mineral resource properties	17,301	17,301
	$ 61,655	$ 69,581
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 198,174	$ 124,209
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock	3,702,744	3,702,744
Deficit	(3,839,263)	(3,757,372)
	(136,519)	(54,628)
	$ 61,655	$ 69,581

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

NINE MONTHS ENDED AUGUST 31, 2001
(With comparative figures for nine months ended August 31, 2000)

UNAUDITED - SEE NOTICE TO READER

	Current Quarter	YTD 2001	2000
Revenue:			
Gain on sale of marketable securities	$ -	$ 5,106	$ 228,936
Expenses:			
Depreciation expense	2,499	7,497	9,808
Operating, administrative and general	26,800	79,500	83,100
	29,299	86,997	92,908
Net income (loss) for the period before undernoted item	(29,299)	(81,891)	136,028
Write down of mineral resource properties and exploration expenditures	-	-	1,306,535
Net loss for the period	$ (29,299)	$ (81,891)	$ (1,170,507)
Loss per share	$ -	$ -	$ 0.06

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at August 31, 2001 and the interim consolidated statements of operations, deficit and cash flows for the nine months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
November 2, 2001

Wasserman Ramsay
Chartered Accountants

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

NINE MONTHS ENDED AUGUST 31, 2001
(With comparative figures for nine months ended August 31, 2000)

UNAUDITED - SEE NOTICE TO READER

	2001	2000
Deficit, beginning of period	$(3,757,372)	$ (2,547,112)
Net loss for the period	(81,891)	(1,170,507)
Deficit, end of period	$(3,839,263)	$ (3,717,619)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED AUGUST 31, 2001
(With comparative figures for nine months ended August 31, 2000)

UNAUDITED - SEE NOTICE TO READER

	Current Quarter	YTD 2001	2000
Cash provided by (used in) the following activities:			
Operations:			
Net loss for the period	$ (29,299)	$ (81,891)	$ (1,170,507)
Add: Items not involving an outlay of cash			
Gain on sale of marketable securities	-	(5,106)	(228,936)
Write down of mineral resource properties and exploration expenditures	-	-	1,306,535
Depreciation	2,499	7,497	9,808
Net change in non-cash working capital items	26,800	73,965	(221,618)
	-	(5,535)	(304,718)
Investing:			
Proceeds from sale of marketable securities	-	5,535	304,718
Net change in cash during and end of the period	$ -	$ -	$ -

UNGAVA MINERALS CORP.

Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

10 April 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

UNGAVA MINERALS DECLARES CANADIAN ROYALTIES INC. IN DEFAULT OF OPTION AND JOINT VENTURE AGREEMENT

Ungava Minerals Corp. ("UMC") on April 7, 2002 sent notice to Canadian Royalties Inc. ("CRI") that CRI was in default of their option and joint venture Agreement dated as of January 12, 2001, respecting UMC's property in the Ungava Trough, Québec.

UMC has learned that part of what had been Permit 970, is now part of the Phoenix Prospect and comprises the territory of the Mesamax NW grid and the TK grid and discovery.

It has as yet not been decided what action will be taken by UMC, whether arbitration will be called for as provided for in the Agreement with CRI or some other remedy. UMC understands from CRI that it wishes to negotiate shortly to resolve this matter without any recourse to arbitration or other legal remedy.

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

UNGAVA MINERALS CORP.

(incorporated under the laws of Canada)

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To be held on May 10, 2002

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of Ungava Minerals Corp. (the "Corporation") will be held at Boardroom 103, Holiday Inn, 2125 North Sheridan Way, Mississauga, Ontario, on Friday, the 10th day of May, 2002, at the hour of 4:30 o'clock in the afternoon (Toronto time) for the following purposes:

1. to receive and consider the audited financial statements of the Corporation for the fiscal years ended November 30, 1997, 1998, 1999, 2000 and 2001 and the Reports of the auditors thereon.

2. to fix the number of directors of the Corporation at four (4);

3. to elect the directors of the Corporation;

4. to appoint Wasserman, Ramsay, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration;

5. to consider and if deemed advisable, to pass, with or without variation, a resolution to approve the adoption of a Shareholder Rights Plan for the Corporation, the details of which are described in the accompanying management information circular;

6. to consider and, if thought appropriate, to pass a resolution in the form set out in the Management Information Circular, with or without variation, authorizing the Corporation to issue common shares to settle debts of up to $1,000,000, or such other amount as permitted by securities regulatory authorities, during the twelve month period following the date of the Meeting;

7. to consider and, if thought appropriate, to pass a resolution ratifying and confirming the creation and issuance by the Board of Directors of the Corporation of 10,000,000 7½% Cumulative Redeemable Retractable Convertible Non-Voting Participating Preferred Shares, Series 1;

8. to consider and, if thought fit, to pass a resolution authorizing the board of directors of the Corporation to proceed with certain private placement financings during the period ending one year from the date of the Meeting;

9. to consider, and if deemed advisable, to pass, with or without variation, a special resolution, as described in the Management Information Circular, approving the amendment of the Articles of Incorporation of the Corporation to change the name of the Corporation to "Ungava Resources Inc." or such other name as may be selected by the board of directors of the Corporation and as may be allowed by regulatory authorities;

10. to consider, and if deemed advisable, to pass, with or without variation, a special resolution, as described in the Management Information Circular, to authorize the Corporation to amend its Articles of Incorporation to consolidate all of the issued and outstanding common shares of the Corporation on the basis that each current common share outstanding before the consolidation shall be consolidated on the basis of between five (5) and ten (10) common shares being exchanged for one (1) new common share after consolidation, as may be determined by the directors of the Corporation;

11. to consider, and if deemed advisable, to pass, with or without variation, a special resolution, as described in the Management Information Circular, authorizing the Corporation to change its domicile from Canada to Bermuda;

12. to confirm without amendment, the enactment of a new By-Law No. 1 of the Corporation and confirm the repeal of General By-Law No. 1A of the Corporation;

13. to consider and if thought fit, to pass, with or without variation, a resolution, as described in the Management Information Circular, ratifying all prior acts of the directors and officers of the Corporation; and

14. to transact such further or other business as may properly come before the Meeting or at any adjournment thereof.

The details of the matters proposed to be put before the Meeting, including the texts of the respective resolutions referred to above, are set forth in the Management Information Circular accompanying this Notice of Meeting, which are supplemental to and expressly made a part of this Notice of Meeting.

A form of Proxy, Management Information Circular and a return card for purposes of the Corporation's supplemental mailing list accompany this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy in the enclosed envelope. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3. To be effective, the completed form of proxy must be received by the Secretary of the Corporation on or before the close of business of the last day preceding the day of the meeting or any adjournment thereof prior to the time of voting.

Only shareholders of record on April 5, 2002 will be entitled to notice of, and to vote at, the Meeting (except as noted in the Management Information Circular).

Section 190 of the *Canada Business Corporations Act* provides that a holder of common shares who dissents from the resolution described in item 11 above is entitled to be paid the fair value of his shares. See the accompanying Management Information Circular under the heading "Rights of Dissent of Dissenting Shareholders".

DATED at Toronto, Ontario this 10th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Glen Erikson
President and Chief Executive Officer

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 **REPORTING ISSUER**

Ungava Minerals Corp., Box 185 Port Credit Postal Station, Ontario

ITEM 2 **DATES OF MATERIAL CHANGE**

April 10, 2002

ITEM 3 **PUBLICATION OF THE MATERIAL CHANGE**

Press Release dated 10 April 2002 released at Toronto, Ontario for publication across Canada.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See copy of Press Release attached.

ITEM 5 **FULL DESCRIPITON OF MATERIAL CHANGE**

On April 7, 2002, the Company gave written notice to Canadian Royalties Inc. ("CRI") that in reviewing the Technical Report on the 2001 work done on the property optioned to CRI dated February 20, 2002, it learned that a wedge territory along its northern boundary hand been transferred to CRI and comprise part of the Phoenix Prospect.

The Company had in the notice declared CRI in default of the Option Agreement between them and advised CRI that it had as yet not decided whether to seek arbitration under the Agreement or some other legal remedy.

The dispute involves ownership of lands comprising part of the Mesamax NW grid where assaying of historic core drilled in 1970 yielded PGM values of 4.0 g/t over 24.38 m in hole M-70-20, 2.34 g/t over 19.5 m n hole M-70-22 and 3.0 to 6.16 g/t over 35.7 m in hole M-70-25. Indeed, drill holes drilled in 1970 in the area now appear to be on the Phoenix Prospect.

This dispute also extends to the territory to the west of Mesamax NW and comprises the TK grid over where in 5 drill holes drilled in 2001, CRI announced anomalous Ni-Cu-PGE mineralization including 1.35 g/t PGE over 54.8 m in hold TK-01-2, 2.73 g/t PGE over 3.3 m in TK-01-3, 2.66 g/t PGE over 5.37 m in TK-01-4 and 1.26 g/t PGE over 9.0 m in TK-01-5.

The disputed property is believed to host a well-mineralized structure stretching from Mesamax in the east, north onto the disputed territory across which it is believed to run about 5 km before turning south back on the Company's property at the Hilltop grid. Accordingly, the dispute is of great importance to the Company.

ITEM 6 **REPORT FILED ON A CONFIDENTIAL BASIS**

Not applicable

ITEM 7 **OMITTED INFORMATION**

Not applicable

ITEM 8 **SENIOR OFFICERS**

Inquiries may be directed to Glen Erikson, President and CEO of the Company, (416) 897–5511

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material changes referred to herein.

Toronto, Ontario
16 April 2002

"Glen Erikson"
GLEN ERIKSON

UNGAVA MINERALS CORP.
Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

10 April 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

UNGAVA MINERALS DECLARES CANADIAN ROYALTIES INC. IN DEFAULT OF OPTION AND JOINT VENTURE AGREEMENT

Ungava Minerals Corp. ("UMC") on April 7, 2002 sent notice to Canadian Royalties Inc. ("CRI") that CRI was in default of their option and joint venture Agreement dated as of January 12, 2001, respecting UMC's property in the Ungava Trough, Québec.

UMC has learned that part of what had been Permit 970, is now part of the Phoenix Prospect and comprises the territory of the Mesamax NW grid and the TK grid and discovery.

It has as yet not been decided what action will be taken by UMC, whether arbitration will be called for as provided for in the Agreement with CRI or some other remedy. UMC understands from CRI that it wishes to negotiate shortly to resolve this matter without any recourse to arbitration or other legal remedy.

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

UNGAVA MINERALS CORP.

Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF UNGAVA MINERALS CORP. (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 10, 2002 AND AT ANY AND ALL ADJOURNMENTS THEREOF (THE "MEETING"). It is expected that the solicitation will be primarily by mail, possibly supplemented by telephone. The Corporation may also pay brokers, investment dealers or nominees holding common shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals.

No person is authorized to give any information or to make any representations other than those contained in this circular and, if given or made, such information must not be relied upon as having been authorized.

Appointment of Proxy

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO ATTEND, ACT AND VOTE FOR HIM AND ON HIS BEHALF AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF, OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY, BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED IN THE FORM OF PROXY AND BY DELETING THE NAMES THEREIN.

All common shares (hereinafter referred to as "common shares" or "shares") represented by properly executed proxies received by the Secretary of the Corporation in a timely fashion will be voted or withheld from voting in accordance with the instructions of the Shareholders on any ballot that may be called for at the Meeting; if a choice is specified in respect of any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, THE SHARES WILL BE VOTED TO FIX THE NUMBER OF DIRECTORS AT FOUR (4) AND FOR THE ELECTION OF DIRECTORS; FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS OF THE CORPORATION TO FIX THE AUDITORS' REMUNERATION; FOR THE APPROVAL OF A RESOLUTION TO ADOPT A SHAREHOLDER RIGHTS PLAN; FOR THE APPROVAL OF A RESOLUTION AUTHORIZING THE ISSUANCE OF COMMON SHARES IN SATISFACTON OF CERTAIN INDEBTEDNESS; FOR THE APPROVAL OF A RESOLUTION RATIFYING THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHING TO THE PREFERRED SHARES, SERIES 1 OF THE CORPORATION AND THE ISSUANCE THEREOF; FOR THE APPROVAL OF A RESOLUTION AUTHORIZING THE PRIVATE PLACEMENT OF THE CORPORATION'S SECURITIES; FOR THE APPROVAL OF A SPECIAL RESOLUTION CHANGING THE NAME OF THE CORPORATION; FOR THE APPROVAL OF A SPECIAL RESOLUTION TO CONSOLIDATE THE COMMON SHARES OF THE CORPORATION; FOR THE APPROVAL OF A SPECIAL RESOLUTION TO CHANGE THE DOMICILE OF THE CORPORATION FROM CANADA TO BERMUDA; TO CONFIRM A NEW BY-LAW NO.1 RELATING TO THE BUSINESS AND AFFAIRS OF THE CORPORATION; AND FOR A RESOLUTION RATIFYING AND CONFIRMING ALL PRIOR ACTS OF THE BOARD OF DIRECTORS AND OFFICERS OF THE CORPORATION, ALL AS MORE PARTICULARLY DESCRIBED UNDER THOSE HEADINGS IN THIS MANAGEMENT INFORMATION CIRCULAR.

THE ENCLOSED FORM OF PROXY, WHEN PROPERLY EXECUTED, CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO ALL AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The enclosed form of proxy must be dated and executed by the Shareholder or his attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof. If the form of proxy is executed by an attorney, the authority of the attorney to act must accompany the form of proxy. The form of proxy must be received by the Corporation's Transfer Agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3 on or before the close of business on the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or delivered to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the commencement of the Meeting.

Revocation of Proxies

Pursuant to Section 148(4) of the *Canada Business Corporations Act*, any Shareholder giving a proxy may revoke a proxy by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under the corporate seal or by a duly authorized officer or attorney thereof and deposited at the Corporation's registrar and transfer agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, on or before the close of business on the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or delivered to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the commencement of the Meeting, to be held on May 10, 2002 or any adjournment thereof or in any other manner permitted by law.

All matters to be submitted to the Shareholders at the Meeting, unless otherwise stated herein, require for approval a favourable majority of the votes cast at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Except as set out herein and except as insofar as they may be shareholders of the Corporation, no director or officer of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The holders of the common shares of the Corporation will be entitled to vote at the Meeting on all matters. Pursuant to Section 138(3) of the *Canada Business Corporations Act* and in accordance with National Policy Statement No. 41 adopted by the Ontario Securities Commission, each holder of a common share of the Corporation at the close of business on April 5, 2002 (the "Record Date") is entitled to one (1) vote for each such share held, except to the extent that such shares may have been transferred after the Record Date and the transferee produces properly endorsed share certificates or otherwise establishes that he owns the shares and requests, not later than ten (10) days before the Meeting, that his name be included in the list of Shareholders. As at April 5, 2002, 18,196,610 common shares of the Corporation were issued and outstanding.

To the best knowledge of the Directors or Senior Officers of the Corporation, at the date hereof, the following persons beneficially own, directly or indirectly, or exercise control or direction over securities of the Corporation carrying more than ten (10) percent of the voting rights attached to any class of voting securities of the Corporation.

Name of Shareholder	Approximate Number of Voting Shares, Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised	Percentage of Outstanding Voting Shares Represented
Felix Siwanowicz	9,756,327(1), (2), (3), (4), (5)	53.62%
Sheldon Inwentash	3,178,700(2)	17.46%
Glen Erikson	2,900,553(3)	15.94%
Christine Erikson	2,919,183(4)	16.04%
Alberta Richwest Inc.	2,160,000(5)	11.87%

(1) Mr. Siwanowicz is trustee of The Ungava Trust which is beneficial owner of 571,320 shares and which, pursuant to a Voting Trust and Pooling Agreement, also holds voting control over an additional 7,025,007 common shares owned by third parties. Mr. Siwanowicz is also Trustee of The General Trust which indirectly exercises some control or direction over 2,160,000 shares held by Alberta Richwest Inc.

(2) 2,443,300 shares owned directly, 735,000 shares owned by 600228 Alberta Inc., indirectly controlled by Sheldon Inwentash. Voting control over 1,012,500 shares owned directly is held by the Trustee for The Ungava Trust.

(3) Voting rights in respect 2,512,503 shares are held by The Ungava Trust pursuant to a Voting Trust and Pooling Agreement.

(4) Voting control over 1,500,000 shares is held by The Ungava Trust.

(5) The General Trust, of which Felix Siwanowicz is the trustee has the contractual right to acquire control of these shares and is presently taking steps to acquire such control.

ELECTION OF DIRECTORS

The persons named in the enclosed instrument of proxy intend to vote in favour of fixing the number of directors at four (4). Although management is nominating four (4) individuals to stand for election, the Articles of the Corporation provide that the directors may, between annual meetings, appoint one or more additional directors to serve until the next annual meeting but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration at the last annual meeting.

The Board of Directors of the Corporation consists of four (4) directors Felix Siwanowicz, Glen Erikson, W.R.Lincoln Torrance and Glen Gasparini. The persons named in the enclosed form of proxy intend to vote for the election of those four (4) nominees whose names are set forth below. The nominees unless otherwise noted are now members of the Board of Directors and have been since the dates indicated. Management does not contemplate that any nominee will be unable to serve as a director, but, if such an event should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless authority to vote the proxy for the election of directors has been withheld. Each Director elected will hold office until the next Annual Meeting of Shareholders or until his successor is duly elected, unless the office is earlier vacated in accordance with the by-laws of the Corporation.

The Corporation does not have an Executive Committee of its Board of Directors. Pursuant to Section 171 of the *Canada Business Corporations Act* the Corporation has an Audit Committee which is comprised of Messrs. Siwanowicz, Erikson and Torrance.

The following table and notes thereto state the names of all persons proposed to be nominated for election as directors, all other major positions and offices with the Corporation presently held by them, their principal occupation or employment, the year in which they became directors of the Corporation, and the approximate number of voting shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at April 5, 2002: (1)

Name, Address	Present Principal Occupation or Employment with the Corporation	Year Became Director	Number of Voting Shares Beneficially Owned, Directly or Indirectly or over Which Some Control or Direction is Exercised

Name, Address	Present Principal Occupation or Employment with the Corporation	Year Became Director	Number of Voting Shares Beneficially Owned, Directly or Indirectly or over Which Some Control or Direction is Exercised
Felix Siwanowicz Manotick, Ontario	Commercial Real Estate Executive	August 1, 1996	9,756,327[(1)]
Glen Erikson Providenciales, Turks & Caicos Islands	Business Consultant	August 1, 1996	2,900,583[(2)]
W.R. Lincoln Torrance Toronto, Ontario	Consulting Geologist and Geophysicist	August 1, 1996	Nil
Glen Gasparini Toronto, Ontario	Business Executive	September 26, 2001	Nil

(1) Mr. Siwanowicz is trustee of The Ungava Trust which is beneficial owner of 571,320 shares and which, pursuant to a Voting Trust and Pooling Agreement, also holds voting control over an additional 7,025,007 common shares owned by third parties. Mr. Siwanowicz is also Trustee of The General Trust which indirectly exercises control or direction over 2,160,000 shares held by Alberta Richwest Inc.

(2) Voting rights in respect 2,512,503 shares are held by The Ungava Trust pursuant to a Voting Trust and Pooling Agreement.

Mr. Gasparini has been the President of Terrazzo, Mosaic & Tile Company Limited, a manufacturer and supplier of floor coverings. Mr. Gasparini has an Honours B.A. from York University.

The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

Unless a proxy specifies that the shares it represents should be withheld from voting in the election of directors, the potential proxy holders named in the accompanying proxy intend to use it to vote for the election of the nominees as indicated.

STATEMENT OF EXECUTIVE COMPENSATION

Remuneration of Directors

During the fiscal period ended November 30, 2001, no sum was paid to any of the directors of the Corporation in respect of directors' fees.

Change of Control

The Corporation has no plan or arrangement pursuant to which compensation was paid or may be paid to Executive Officers of the Corporation during the most recently completed financial periods or the current financial year in view of compensating such officers in the event of the termination of employment or in the event of a change in responsibilities following a change in control.

Executive Remuneration

The number of Named Executive Officers of the Corporation is one. The aggregate cash compensation paid to Mr. Glen Erikson, President, for services rendered during the year ended November 30, 2001 (including salaries, fees, commissions and bonuses) was $116,666.

Executive Compensation

The following table (presented in accordance with the regulation (the "Regulation") made under the *Securities Act* (Ontario)) sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three fiscal years ended November 30, 2001 (to the extent required by the Regulation) in respect of the individuals who were, at November 30, 2001, executive officers of the Corporation whose total salary and bonus exceeded $100,000 (the "Named Executive Officer"). The President of the Corporation, Glen Erikson, is the only executive officer for whom disclosure must be made. Specific aspects of the compensation of the Named Executive Officer are dealt with below.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long -Term Compensation			
					Awards		Payouts	
Name and Position of Principal	Fiscal Year Ending Nov. 30,	Salary ($)	Bonus for the Year ($)	Other Annual Compe-nsation	Securities Under Options/ SARs Granted (#)	Restricted Shares/ Units Awarded (#)	LTIP [1] Payouts ($)	All Other Compen-sation ($)
Glen Erikson	2001	116,666	Nil	Nil	Nil	Nil	Nil	Nil
President	2000	100,000	Nil	Nil	Nil	Nil	Nil	Nil
	1999	100,000	Nil	Nil	Nil	Nil	Nil	Nil

(1) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

Stock Option Plan

On September 30, 1996, the shareholders of the Corporation approved the establishment of a Stock Option Plan (the "Plan") relating to the common shares of the Corporation. Eligibility in the Plan is restricted to directors, senior officers and key employees of the Corporation and its affiliates. The number of common shares subject to options granted under the Plan is limited to 10% of the issued and outstanding common shares in the aggregate. The exercise price of any option granted under the plan may not be less than the fair market value (e.g. the prevailing market price) of the common shares at the time the option is granted. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed ten years and are subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be a director, officer or key employee of the Corporation or any affiliate, or upon the retirement, permanent disability or death of an optionee. The options are non-transferable.

As at the date hereof, the following options to purchase common shares of the Corporation are outstanding:

Outstanding	Option Price ($) Per Share and Expiry Dates
950,000	1.00/August 26, 2006

Stock Option Grants

No options to purchase common shares of the Corporation were granted during the financial year ended November 30, 2001 to the Corporation's President.

Stock Options Exercised and Held

The following information concerns each exercise of options during the most recently completed financial year ended November 30, 2001 by the Corporation's President and the financial year-end value of unexercised options held, on an aggregated basis. On November 30, 2001, there were no reported trades for the Corporation's common shares.

The table below sets forth information related to options of the Named Executive Officer of the Corporation.

AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	No. Securities Acquired On Exercise	Aggregate Value Realized ($)	Unexercised Options At FY-End (#) Exercisable/Unexercisable	Value Of Unexercised In-The-Money Options At FY-End ($) Exercisable/Unexercisable
Glen Erikson	Nil	Nil	200,000/200,000	--/--*

* On November 30, 2001, there was no quoted market price for the Corporation's common shares

Directors' and Officers' Liability Insurance

The Corporation does not maintain insurance for the benefit of its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Corporation.

Compensation Committee

The Corporation does not have a compensation committee. The Board of Directors carries out the duties of such a committee. The Board of Directors meets on compensation matters as and when required with respect to executive compensation.

Pension Plan

The Corporation does not maintain a pension plan for its employees, officers or directors.

Indebtedness of Directors and Senior Officers

No director or senior officer or employee or any associate or affiliate of any such director or senior officer is indebted to the Corporation. No director or senior officer or employee or any associate or affiliate of any such director or senior officer has been indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation.

APPOINTMENT OF AUDITORS

Shareholders of the Corporation will be asked at the Meeting to re-appoint Wasserman Ramsay, Chartered Accountants as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation at a remuneration to be fixed by the Board of Directors of the Corporation.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE RE-APPOINTMENT OF WASSERMAN RAMSAY, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE

AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

AUDITED FINANCIAL STATEMENTS

The financial statements for the fiscal years ended November 30, 1997-2001 and the Reports of the auditors thereon will be submitted to the meeting of shareholders. Receipt at such meeting of the auditors' Reports and the Corporation's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

ADOPTION OF SHAREHOLDER RIGHTS PLAN

At the Meeting, shareholders will be asked to consider and vote to confirm the Shareholder Rights Plan Agreement (the "**Rights Plan**") entered into between the Corporation and Equity Transfer Services Inc. on April 10, 2002. The full text of the Rights Plan is set forth in Schedule "B" hereto. Capitalized terms used in this section but not defined have the meaning given to them in the Rights Plan.

Under the Rights Plan, common share purchase rights ("**Rights**") were issued to holders of common shares of the Corporation at the rate of one Right for each Common Share outstanding as at 5:00 p.m. (Toronto time) on April 10, 2002 (the "**Record Time**"). In addition, one Right will be issued with each new Common Share issued after the Record Time and prior to the earlier of the Separation Time and the redemption or expiration of the Rights. The Rights Plan became effective at the Record Time and will continue in effect only if it is confirmed by the affirmative vote of a majority of the votes cast by shareholders of the Corporation attending or represented by proxy at the Meeting, without giving effect to any votes cast (i) by any shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding common shares of the Corporation; and (ii) by the associates, affiliates and insiders of any shareholder referred to in (i) above. The Rights Plan will not be made effective until and unless confirmed by shareholders at the Meeting. The votes attaching to the common shares controlled by The Ungava Trust will not be counted for the purpose of determining whether there has been an affirmative vote of a majority of the votes cast by shareholders at the Meeting. The Ungava Trust controls a total of 7,596,327 common shares.

The text of the resolution confirming the Rights Plan (the "**Rights Plan Resolution**") is set forth in Schedule "A" hereto. **In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote properly executed and deposited proxies in favour of passing the Rights Plan Resolution.**

Background to Adoption of the Rights Plan

The experience of both the business and legal communities under Canadian securities laws demonstrates that these laws may not adequately protect shareholders in the event that a bidder seeks to obtain control of a public corporation. The objectives of the Rights Plan are to ensure that, in the event of a take-over bid or other control transaction, all shareholders will receive full and fair value for their common shares and will not be subject to abusive or coercive take-over strategies and that the Board of Directors, on behalf of the Corporation and all of its shareholders, will have the time and opportunity to evaluate the bid and its effects, to seek out alternative bidders and to explore, develop and evaluate other ways of maximizing shareholder value. Under the Rights Plan, a bidder is encouraged either to make a Permitted Bid, without approval of the Board of Directors, having terms and conditions designed to meet the objectives of the Rights Plan or, to negotiate the terms of a bid with the Board of Directors.

In considering whether to adopt the Rights Plan, the Board of Directors of the Corporation considered the current legislative framework in Canada governing take-over bids, developments in the terms of shareholder rights plans over the last number of years and the actual experiences in hostile take-over bids in Canada which have taken place over the last year for target corporations having shareholder rights plans. The Rights Plan was not adopted by the Board of Directors in response to, or in anticipation of, any acquisition proposal, and is not intended to prevent a take-over bid being made for the Corporation or to secure continuance of management or the directors in office.

The Board of Directors has concluded that existing securities laws in Canada do not adequately protect the rights of shareholders during take-over bids. The Board of Directors has identified the following three factors which are of greatest concern.

Time

Current Canadian securities legislation provides that take-over bids may expire after only 35 days. The Board of Directors is therefore concerned that such a short period does not provide an opportunity (i) for the shareholders and the Board of Directors to properly assess the take-over bid and negotiate with the bidder, (ii) for the shareholders to assess the merits of competing take-over bids, or (iii) for the Board of Directors to seek out or otherwise allow competing bidders to emerge or develop other methods of maximizing shareholder value. The Rights Plan provides a mechanism whereby the minimum expiry period for a take-over bid must be 60 days and, provided that more than fifty percent (50%) of the outstanding common shares held by shareholders other than the bidder, its Associates and Affiliates and other persons acting in concert with the bidder, and any employee benefit plan for the employees of the Corporation or a wholly-owned subsidiary of the Corporation (the "**Independent Shareholders**"), tender by such time, the bid will be extended for an additional 10 business days. The shareholders and Board of Directors can therefore take the additional time over and above the 35 days statutory period, to consider the take-over bid and the various potential alternatives.

Pressure to Tender

There is concern that a shareholder may feel compelled to tender to a bid that the shareholder considers to be inadequate and not representative of full and fair value because, in failing to do so, the shareholder may be left with illiquid or minority-discounted common shares. The requirements for a Permitted Bid in the Rights Plan therefore include a shareholder approval mechanism that is intended to ensure that a shareholder can separate the tender decision from the approval or disapproval of a particular Take-over Bid. A Permitted Bid is required to contain a provision that more than 50% of the outstanding common shares held by Independent Shareholders must be tendered in acceptance of the bid at the end of its minimum 60 day period following which the bid be extended for a further 10 business days so as to allow those who did not "vote" in favour at the first expiry time another opportunity to tender into the bid.

Unequal Treatment

The Board of Directors has adopted the Rights Plan in part because a bidder could attempt to obtain control of the Corporation without paying full value, without obtaining shareholder approval and without treating all shareholders equally. Canadian securities laws contain various exemptions that may allow for unequal treatment of shareholders in transactions involving an acquisition of effective control. For example, it is possible to acquire a large common share position, or even a control block in a Canadian public corporation, without making an offer to all shareholders, by acquiring common shares in the market or through private agreements involving a small number of shareholders. Under these types of acquisitions, control of the target may be obtained without the acquiror being required to pay a "control premium" to all shareholders of the target. As a result of these gaps, Canadian securities laws may allow transactions to occur in the context of a change of control of a public corporation that are discriminatory as between shareholders and which may undermine efforts to maximize shareholder value.

Operation of the Rights Plan – Overview

In general terms, if a person (an "**Acquiring Person**") acquires twenty percent (20%) or more of the outstanding common shares other than by way of a Permitted Bid, a Competing Bid (each as discussed below) or a transaction otherwise approved by the Board of Directors, holders of Rights other than the Acquiring Person may acquire common shares at a significant discount to the then prevailing market prices. In such a case, the Rights will cause substantial dilution to an Acquiring Person who becomes an Acquiring Person other than through a Permitted Bid, a Competing Bid or on terms approved by the Board of Directors. The Rights Plan, through its dilutive aspects, is intended to discourage a potential acquiror from undertaking "creeping acquisitions" or buying a large block of common shares from a select group of shareholders through "private agreement transactions". Because of the Permitted Bid and Competing Bid feature of the Rights Plan, a bidder does not have to negotiate with the Board of Directors, but is entitled to have the shareholders determine whether to accept the bidder's offer.

The adoption of the Rights Plan does not detract in any way from or lessen the duties imposed upon the Board of Directors at law to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders in considering any Take-over Bid made for the outstanding common shares. The Rights Plan states that nothing contained therein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that shareholders reject or accept any Take-over Bid or take any other action with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

Issuance of the Rights will not alter in any way the financial condition of the Corporation and will not interfere with the day-to-day operations of the Corporation or its business plans. The issuance of the Rights is not dilutive and will not affect the Corporation's earnings per common share nor will it change the way in which shareholders currently trade common shares.

Summary of Material Terms of the Rights Plan

The following is a summary of the material terms of the Rights Plan, which is qualified in its entirety by reference to the full text in Schedule "B".

Trading of Rights

Rights issued prior to the Separation Time will be evidenced, with respect to any Common Share certificate outstanding as of the Record Time, by such Common Share certificate. The Rights Plan provides that, until the Separation Time, the Rights will be transferable only together with, and will be transferred by, a transfer of the associated common shares. Until the Separation Time or earlier redemption or expiration of the Rights, new Common Share certificates issued after the Record Time upon the transfer of existing common shares or the issuance of additional common shares will contain a legend incorporating the Rights Plan by reference.

Separation Time

The Rights will separate and trade separately from the common shares after the Separation Time. Following the Separation Time, separate certificates evidencing the Rights ("**Rights Certificates**") will be mailed to holders of record of common shares as of the close of business on the Separation Time (other than an Acquiring Person), and each separate Rights Certificate alone will evidence the Rights.

The "**Separation Time**" is the close of business on the tenth trading day following the earlier of (i) the date (the "**Stock Acquisition Date**") of the first public announcement made by the Corporation or an Acquiring Person that a person has become an Acquiring Person, and (ii) the date of the commencement of, or first pubic announcement of, the intent of any person (other than the Corporation or any subsidiary of the Corporation), to commence a Take-over Bid (other than a Permitted Bid or Competing Bid) or such later date as may be determined by the Board of Directors.

Exercise Price of Rights

After the Separation Time and prior to the occurrence of a Flip-in Event, each Right entitles the registered holder to purchase from the Corporation one Common Share at an Exercise Price equal to one-half of the Market Price for the Common Shares of the Corporation at the time the Right is Exercised, subject to certain anti-dilution adjustments as set out in the Rights Plan.

Flip-in Event

A **"Flip-in Event"** is triggered in the event that a transaction occurs pursuant to which a person becomes an Acquiring Person. Upon the occurrence of a Flip-in Event, the Corporation must take such action as necessary to ensure that each Right (except for Rights Beneficially Owned by the persons specified below) will thereafter constitute the right to purchase from the Corporation upon exercise of the Right in accordance with the terms of the Rights Plan that number of common shares having an aggregate Market Price on the date of the occurrence of the Flip-in Event equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price.

The Rights Plan provides that Rights that are Beneficially Owned by (i) an Acquiring Person or any Affiliate or Associate of an Acquiring Person, or, any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of the Acquiring Person, or, any Affiliate or Associate of the Person acting jointly or in concert, or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person) or of any person acting jointly or in concert with an Acquiring Person or an Associate or Affiliate of an Acquiring Person, who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person, shall be null and void without any further action and any holder of these Rights (including transferees or successors in title) will not have any rights to exercise these Rights under any provision of the Rights Plan.

Acquiring Person

An Acquiring Person is a person who Beneficially Owns twenty percent (20%) or more of the outstanding common shares. An Acquiring Person does not, however, include the Corporation or any Subsidiary of the Corporation or any person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding common shares as a result of certain exempt transactions.

Exempt transactions include (i) specified corporate acquisitions, (ii) acquisitions pursuant to a Permitted Bid or Competing Bid, (iii) specified corporate distributions, (iv) convertible security acquisitions, and (v) certain other specified exempt acquisitions (including acquisitions of up to or greater than twenty percent (20%) of the outstanding common shares made on or prior to the Record Time; provided, however, that such a person becomes an Acquiring Person upon becoming the Beneficial Owner of an additional one percent (1%) of the currently outstanding common shares (other than pursuant to an exempt transaction)).

Permitted Bids and Competing Permitted Bids

A **"Permitted Bid"** is a Take-over Bid made by a take-over bid circular in compliance with the following additional provisions:

1. the bid must be made to all holders of record of common shares;
2. the bid must be open for a minimum of 60 days following the date of the bid and no common shares may be taken up prior to such time;
3. take-up and payment for common shares may not occur unless the bid is accepted by more than fifty percent (50%) of the outstanding common shares held by the Independent Shareholders;
4. common shares may be deposited into or withdrawn from the bid at any time prior to the take-up date; and

5. if the bid is accepted by the requisite percentage specified in (3) above, the bidder must extend the bid for a period of 10 Business Days to allow other shareholders to tender into the bid should they so wish and must make a public announcement to such effect.

A **"Competing Permitted Bid"** is a Take-over Bid that satisfies all the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for common shares tendered under a Competing Bid is not 60 days, but is instead the later of 21 days after the date that the Competing Bid is made and the date for take-up and payment of common shares under any other Permitted Bid then in existence and only if at that date, the Competing Bid is accepted by more than fifty percent (50%) of the outstanding common shares held by the Independent Common Shareholders. Neither a Permitted Bid nor a Competing Bid need be approved by the Board of Directors and may be taken directly to the shareholders of the Corporation. Acquisitions of common shares made pursuant to a Permitted Bid or a Competing Bid do not give rise to a Flip-in Event.

Amendments to the Rights Plan

The Rights Plan provides that prior to ratification by shareholders, the Board of Directors may in its sole discretion supplement or amend the Rights Plan. Once the Rights Plan has been ratified by the shareholders, however, any amendments or supplements to its terms will normally require shareholder approval. All changes to the provisions of the Rights Plan relating to the Rights Agent require the written consent of the Rights Agent.

Term

The term of the Rights Plan ends on the close of business on the date immediately following the date of the Corporation's annual meeting of shareholders in the year 2004, at which time the Rights expire, subject to renewal, unless they are terminated, redeemed or exchanged earlier by the Board of Directors.

PRIVATE PLACEMENTS DURING THE NEXT YEAR

In order to strengthen the working capital of the Corporation to develop the properties in the Corporation's asset portfolio and to acquire other promising assets, Management may wish to undertake private placement financings including issuance of common shares, warrants, convertible debentures, and other instruments or issue shares in exchange for assets. Certain regulatory policies provide that approval of shareholders is required for certain private placements, such as where the issuance of private placement of shares (including any shares issued on conversion of a warrant or other convertible security) may result in a change of control of the Corporation. In some circumstances the Corporation may have no other reasonable alternative but to exceed these limits in order to take advantage of certain opportunities or simply to finance its day to day operations. The board of directors of the Corporation believes that it is in the best interests of the Corporation that the board of directors be provided with the flexibility to undertake such private placement financings that they feel are in the best interests of the Corporation. At the meeting, shareholders of the Corporation will be asked to consider and, if thought fit, pass with or without variation, a resolution authorizing the board of directors of the Corporation to proceed with certain private placement financings during the period ending one year from the date of this annual and special meeting of the shareholders.

A copy of the proposed resolution is attached to this information circular as Schedule "C". The resolution requires confirmation by a majority of the votes cast at the meeting by shareholders. It is intended that the shares represented by proxies solicited by Management will be voted in favour of the resolution. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE ABOVE RESOLUTION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.**

ISSUANCE OF SHARES FOR DEBT

Pursuant to applicable regulatory requirements, the issuance of shares in settlement of debt requires shareholder approval. It is proposed that a total of $1,000,000 of indebtedness (the "Debt") may be incurred by the Corporation in the one year following the date of the Meeting and may be settled for a maximum total of 4,000,000 common shares of the Corporation at a rate equal to $0.25 per share.

The Debt may represent all of the indebtedness of the Corporation.

The purpose of the debt settlement may be to correct a working capital deficiency of the Corporation. Based on the financial statements of the Corporation for the year ended November 30, 2001, the Corporation had negative working capital of approximately $240,928. The debt settlement would eliminate such debt. Without the debt settlement, it may be exceptionally difficult to interest new investors in the Corporation.

A copy of the special resolution is attached to this information circular as Schedule "D". The resolution requires the approval of a majority of votes present at the Meeting. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE ISSUANCE OF SHARES FOR DEBT UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.**

PREFERRED SHARES, SERIES 1

The Board of Directors of the Corporation have authorized the creation of a series of preferred shares. It is proposed that the Corporation will enter into agreements to issue up to 10,000,000 Preferred Shares, Series 1. Pursuant to the Articles of Incorporation of the Corporation, the authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series; the rights, privileges and restrictions attaching to each series of preferred shares to be determined by the Board of Directors. The Board of Directors has determined that it is in the best interest of the Corporation to provide for the issuance of up to 10,000,000 7½% Cumulative Redeemable Retractable Convertible Non-Voting Participating Preferred Shares, Series 1.

A copy of the proposed resolution is attached to this information circular as Schedule "E". The resolution requires the approval of a majority of votes present at the Meeting. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE RATIFICATION OF THE CREATION AND ISSUANCE OF THE PREFERRED SHARES, SERIES 1 UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.**

CHANGE OF NAME

It is proposed that the name of the Corporation be changed to "Ungava Resources Inc.". If "Ungava Resources Inc." is unacceptable to the regulatory authorities, management of the Corporation will attempt to find a name which is acceptable to the regulatory authorities and which the directors of the Corporation determine in their sole discretion best identifies the Corporation's activities.

A copy of the proposed special resolution is attached to this information circular as Schedule "F". In order to pass the special resolution amending the articles of the Corporation, at least two-thirds of the votes cast by holders of common shares, present in person or by proxy, must be voted in favour of the special resolution. If this special resolution is duly passed at the Meeting, the directors intend to file Articles of Amendment giving effect to the change of name with Industry Canada. The resolution permits the directors to revoke the resolution in whole or in part without further approval by the shareholders at any time prior to effecting the name change by filing Articles of Amendment, if in their discretion it is deemed desirable to do so.

If the special resolution amending the Articles does not receive the requisite approval, the Articles will remain unchanged. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE ABOVE AMENDMENT TO THE ARTICLES OF INCORPORATION UNLESS A**

SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

CONSOLIDATION OF COMMON SHARES

Shareholders will be asked to consider and if deemed advisable, approve and confirm with or without variance, a Special Resolution, the text of which is set forth in Schedule "G" hereto, to authorize the company to amend its Articles of Incorporation by consolidating the common shares of the Company on a minimum one-for-five basis up to a maximum one-for-ten basis, as the directors in their discretion may determine (the "Stock Consolidation").

Effect of Consolidation

The Stock Consolidation Resolution, attached as Schedule "G" hereto, if passed by the Shareholders and implemented by the Board of Directors by the filing of Articles of Amendment, will result in ten presently held common shares of the Corporation being consolidated into a minimum of one new common share up to a maximum of two new common shares, as determined by the Board, in its discretion.

Purpose of Stock Consolidation and Board of Directors' Recommendation

The board of directors has concluded that it is in the best interest of the Corporation and its shareholders to consolidate the issued and outstanding common shares for the purpose of enhancing the marketability of the Corporation's shares. The directors of the Corporation wish to provide for flexibility to implement the Stock Consolidation to enhance the marketability of the common shares and to facilitate future corporate finance activities. Accordingly, the Board of Directors recommends that Shareholders vote in favour of the Stock Consolidation Resolution. The Stock Consolidation Resolution is a special resolution. As such, the affirmative vote of not less than two-thirds of the votes cast at the Meeting is required in order for it to be considered approved by the Shareholders.

No Right of Dissent

Shareholders voting against the Stock Consolidation Resolution are not entitled to exercise any statutory rights of dissent or similar appraisal remedies that would require the Corporation to repurchase their common shares if the Stock Consolidation Resolution is approved by Shareholders and implemented by the Corporation.

Implementation of the Stock Consolidation

The Stock Consolidation Resolution, if approved, will authorize the Board of Directors, in its sole discretion, to implement a consolidation within the range provided, but in no case shall the Stock Consolidation be implemented after the date which is the earlier of 12 months from the passing of the special resolution and the next annual meeting of Shareholders of the Corporation.

Notwithstanding that the Stock Consolidation Resolution has been duly passed by the Shareholders of the Corporation, the Board of Directors may, in its discretion, decide not to implement the Stock Consolidation and therefore not to file the Articles of Amendment. The implementation of the Stock Consolidation may also be subject to the prior approval of the applicable corporate and regulatory authorities.

Upon a decision being made by the Board of Directors to file the Articles of Amendment and implement the Stock Consolidation, a record date for the Stock Consolidation (the "Stock Consolidation Record Date") will be set by the Board of Directors and specified in the Certificate of Amendment, amending the Articles. The Board of Directors of the Corporation may, in their discretion, accelerate or delay such Stock Consolidation Record Date to an earlier or later date.

Fractional shares will not be issued and where a fraction results from the consolidation of the issued and outstanding common shares, the higher number of shares will be issued.

The consolidation of the common shares will not affect the aggregate adjusted cost base to a holder of all his common shares for purposes of Canadian federal income tax. However, the adjusted cost base per share will be increased by a factor between five and ten depending upon the level of the Stock Consolidation. There will not be any other tax consequences to Canadian resident holders of common shares for purposes of the *Income Tax Act (Canada).*

Issue of New Share Certificates

Upon filing of Articles of Amendment of the Corporation, the currently outstanding common shares of the Corporation will be consolidated into new common shares. To obtain a new share certificate evidencing common shares after the amendment is effective, holders of common shares must tender their certificates evidencing shares held by them. For this purpose, following the approval and filing of Articles of Amendment, shareholders will receive a letter of transmittal which they will be required to complete and return to the Corporation in order to obtain a new share certificate.

If the special resolution amending the Articles of Incorporation does not receive the requisite approval, the Articles of Incorporation will remain unchanged and there will be no consolidation. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE CONSOLIDATON OF THE COMMON SHARES UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.**

CONTINUANCE UNDER THE LAWS OF BERMUDA

The Corporation presently is incorporated under the *Canada Business Corporations Act*. It is proposed to continue the Corporation under the laws of the Bermuda.

Reasons for the Continuance

Management believes that redomiciling as a Bermuda company will allow the Corporation to realize a variety of potential business, financial and strategic benefits. In particular the board of directors is recommending the continuance because it believes that the reorganization should:

- result in a more favourable corporate structure for expansion of the Corporation's business
- reduce the Corporation's effective tax rate
- more effectively implement the Corporation's business strategy
- expand the Corporation's investor base as the common shares become more attractive to non-Canadian investors

The directors are of the view that the continuance will not deprive a shareholder of any right or privilege that he currently holds as a shareholder.

Shareholders of the Corporation have the right to dissent with respect to the continuance. See "Rights of Dissent of Dissenting Shareholders".

A copy of the proposed special resolution is attached to this information circular as Schedule "H". The board of directors recommends that shareholders vote FOR approval of this special resolution. In order to pass the special resolution authorizing the continuance of the Corporation under the laws of Bermuda, at least two-thirds of the votes cast by holders of common shares, present in person or by proxy, must be voted in favour of the special resolution. The resolution permits the directors to terminate the application for continuance without further approval by the shareholders at any time prior to effecting the continuance, if in their discretion it is deemed desirable to do so.

If the special resolution authorizing the continuance of the Corporation under the laws of Bermuda does not receive the requisite approval, the Corporation will remain a Canada corporation. **PROXIES RECEIVED IN FAVOUR OF**

MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE CONTINUANCE OF THE CORPORATION UNDER THE LAWS OF BERMUDA UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

RIGHTS OF DISSENT OF DISSENTING SHAREHOLDERS

Section 190 of the *Canada Business Corporations Act* (the "Act") provides, in effect, that a shareholder may dissent if the Corporation resolves to be continued under section 188 of the Act (the "Continuance"). Accordingly, shareholders of the Corporation will have a right to dissent with respect to the special resolution to approve the Continuance. A shareholder of the Corporation wishing to exercise such a right (a "Dissenting Right"), must send to the Corporation before the Meeting, a written objection (a "Notice of Dissent") to the Continuance. In addition to any other right that a Dissenting Shareholder may have, a Dissenting Shareholder who complies with the dissent procedures of Section 190 of the Act is entitled, when the action approved by the resolution from which he dissents becomes effective, to be paid by the Corporation the fair value of the shares of the Corporation held by him or in respect of which he dissented, determined as of the close of business on the day before the Continuance is adopted by the Corporation.

A Dissenting Shareholder may only claim under Section 190 of the Act with respect to all of the shares held by him on behalf of one beneficial owner and registered in his name. The act of sending a Notice of Dissent does not deprive a Dissenting Shareholder of his right to vote on the Continuance and a vote against the Continuance does not constitute a Notice of Dissent, whether or not such vote is exercised by proxy.

Within 10 days after the shareholders approve the Continuance, the Corporation is required to notify each Dissenting Shareholder of the Corporation in writing, who has filed a Notice of Dissent, that the Continuance has been so adopted. A shareholder who voted in favour of the resolution notwithstanding that he may have filed a Notice of Dissent, or who has withdrawn his objection is not entitled to receive such notice from the Corporation. Within 20 days after he has received a notice that the resolution has been so adopted or if he does not receive such notice within 20 days after he learns that the Continuance has been so adopted, the Dissenting Shareholder must send to the Corporation a written notice (the "Demand for Payment") containing his name and address, the number of shares in respect of which he dissents, and a demand for payment of the fair value of his shares of the Corporation then held by him. Within 30 days after he has filed the Demand for Payment, the Dissenting Shareholder is required to send the certificates representing the shares registered in his name in respect of which he dissents to the Corporation. A Dissenting Shareholder who fails to make a Demand for Payment or who fails to send his share certificate(s) to the Corporation does not have the right to make a claim pursuant to Section 190 of the Act. The Corporation or its transfer agent will endorse on any share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will then return the share certificates to the Dissenting Shareholder. After sending the Demand for Payment, a Dissenting Shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares of the Corporation held by him, unless the Dissenting Shareholder withdraws his Demand for Payment before the Corporation makes an offer to pay (the "Offer to Pay") or the Corporation fails to make an Offer to Pay and the Dissenting Shareholder withdraws his or her demand for payment, in which case his rights as a shareholder will be reinstated as of the date the Demand for Payment was sent.

Not later than seven days after the later of the day on which the Continuance is adopted as aforesaid or the day the Corporation receives a Demand for Payment, the Corporation is required to send to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in an amount considered by the directors of the Corporation to be the fair value thereof accompanied by a statement showing how the fair value was determined or, if applicable, a notification that the Corporation is unable lawfully to pay the Dissenting Shareholder for his shares. Every Offer to Pay for shares held by Dissenting Shareholders must be on the same terms. Any Offer to Pay which is accepted by a Dissenting Shareholder is to be paid by the Corporation within 10 days of the acceptance, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days of the making of the Offer to Pay.

If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the Continuance is adopted or within such further period as a court may allow, apply

to a court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to apply to a court as aforesaid, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or such further period as the Court may allow. Any such application is to be made to a court of competent jurisdiction (the "Court"), being the Court which has jurisdiction under the Act. A Dissenting Shareholder is not required to give security for costs in any application to a Court, and all Dissenting Shareholders whose shares have not been purchased by the Corporation shall be joined as parties and be bound by the decision of the Court. Before making any application to the Court or within seven days of receiving notice of an application to the Court or not later than seven days after receiving notice of an application to the Court by a Dissenting Shareholder, the Corporation shall notify each affected Dissenting Shareholder who has sent a Demand for Payment and has not accepted an Offer to Pay, of the date, place and consequences of the application and the right of a Dissenting Shareholder to appear and be heard in person or by counsel.

The Court is required to fix a fair value for the shares of all dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date on which the Continuance is adopted until the date of payment of the amount ordered by the Court. The final order of the Court will be rendered against the Corporation in favour of each Dissenting Shareholder who is joined as a party to the application and whose shares have not been purchased by the Corporation. Where the Corporation is unable to lawfully pay Dissenting Shareholders for their shares pursuant to the Court order, the Corporation must notify the Dissenting Shareholders within 10 days after the pronouncement of the Court order. A Dissenting Shareholder then may, within 30 days after receiving such notice, either withdraw the Notice of Dissent and be reinstated as a shareholder with full rights or retain a status as a claimant against the Corporation to be paid as soon as the Corporation is lawfully able to do so.

A Dissenting Shareholder who fails to send a Notice of Dissent to the Corporation prior to the Meeting called to consider the Continuance does not have the right to make a claim pursuant to Section 190 of the Act. The costs of any application to a Court by the Corporation or a Dissenting Shareholder are in the discretion of the Court.

The above is only a summary of the provisions of Section 190 of the Act, which provisions are technical and complex. Any shareholder of the Corporation who wishes to exercise his right to dissent and who fails to comply strictly with the provisions of the Act may prejudice his right of dissent. The complete text of Section 190 of the Act is attached as Schedule "I" to this circular.

BY-LAW NO. 1

On April 4, 2002, the Board of Directors enacted a new By-Law No. 1, being a by-law relating generally to the transaction of the business and affairs of the Corporation. A copy of By-Law No. 1 is attached hereto as Schedule "J". This new by-law replaces General By-Law No. 1A of the Corporation which was repealed concurrently with the enactment of By-Law No. 1. It accounts for various revisions to the *Canada Business Corporations Act* and specifically makes provisions for shareholders participating in meetings by electronic means.

The Corporation is currently governed by the *Canada Business Corporations Act* ("CBCA"). The CBCA was amended in November, 2001. To reflect applicable CBCA amendments and address various "housekeeping" matters, the Corporation is proposing to adopt new by-laws relating to the transaction of the business and affairs of the Corporation.

Following is a summary of the material changes proposed for By-Law No. 1 of the Corporation.

CBCA Amendments

The substantive changes to the Corporation's by-laws being proposed as a result of the legislative amendments to the CBCA are as follows:

1. **Qualification of Directors**

Previously, a majority of the board of directors or of any committee of the board of directors of a CBCA corporation had to be "resident Canadians" as defined under the CBCA and no business could be transacted at a board meeting unless a majority of the directors present were resident Canadians. The CBCA amendments now provide that (subject to certain exceptions which do not apply to the Corporation) only 25% of the directors need be resident Canadians. Also pursuant to the CBCA amendments, committees of a corporation's board are no longer required to have *any* resident Canadian directors as members. As well, the CBCA now allows for the transaction of business at a directors meeting where at least 25% of the directors present are resident Canadians versus a majority previously.

These amendments to the CBCA are reflected in changes to Section 4.02 — "Qualification" and Section 4.08 — "Canadian Directors Present at Meetings".

2. **Electronic Communications**

Previously, the CBCA only permitted corporations to communicate electronically with government bodies, only permitting paper-based communications with shareholders. The recent amendments to the CBCA now allow corporations to employ new and emerging technologies to communicate with shareholders and to permit shareholders to participate in a shareholders' meeting, including allowing for voting, utilizing more extensive electronic means. These amendments were intended to lower compliance costs to corporations and to allow shareholders greater ease in communicating with, and participating in the activities of corporations.

Pursuant to the amendments, paper-based communications will not be eliminated. Rather, the amendments will allow communications between the Corporation and its shareholders to be conducted electronically if the shareholder consents to such method of communication in the manner provided under the CBCA. Shareholders will have the option of insisting on paper-based communications. Similarly, shareholders will not be able to force the Corporation to send information electronically if the Corporation wishes to continue utilizing paper-based communications.

These amendments to the CBCA are reflected in changes to Section 4.08 — "Canadian Directors Present at Meetings", Section 4.09 — "Meeting by Telephone and Other Means", Section 10.03 — "Participation in Meetings by Electronic Means", Section 10.04 — "Meetings held by Electronic Means", Section 10.18 — "Show of Hands", Section 10.19 — "Ballots", Section 11.01 — "Method of Giving Notices" and Section 12 dealing with electronic documents generally.

3. **Action by the Board**

Previously, the CBCA stated that "directors shall manage the business and affairs of a corporation". This section of the CBCA has now been amended to more accurately reflect that directors shall manage "or supervise the management of" the business and affairs of a corporation.

This amendment to the CBCA is reflected in the changes to Section 4.07 — "Action By the Board".

4. **Director's Liability**

The CBCA amendments now reflect numerous provincial corporate statutes that recognize that if all directors of a corporation resign, or have been removed from office, a person who actually manages or supervises the management of the business and affairs of the corporation in the absence of directors shall be *deemed* for the purposes of the CBCA to be a

director. This provision does not apply to officers who act under the control of a shareholder or another person, a professional who participates in the management of the corporation for the purpose of providing professional advice or a trustee or receiver acting in that capacity. These amendments to the CBCA, while not reflected in the proposed amendments to the by-laws, will nonetheless apply to the Corporation.

5. **Due Diligence Defence**

The CBCA previously provided a "good faith reliance" defence for directors, which protected such directors if they relied in good faith on financial statements or reports supplied by lawyers, accountants, engineers, appraisers or other professionals. Under the recent CBCA amendments the "good faith reliance" defence has been replaced with a "due diligence defence" which recognizes more clearly that a director's actions and precautionary steps taken will vary depending on the circumstances of each case. The defence provides that a director will not be liable if he exercises the degree of care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances. This allows greater flexibility for directors to take appropriate decisions and to assume risks with the confidence that they may rely on a due diligence defence at all times. These amendments also bring the CBCA in line with existing provincial legislation.

This amendment to the CBCA is reflected in changes to Section 7.01 of By-law No. 1 — "Limitation of Liability".

6. **Indemnity of Directors, Officers and Other Individuals**

The amendments to the CBCA significantly expand the range of costs for which a corporation can indemnify directors and officers, the options for reimbursement and the scope of matters for which indemnification may be sought. For example, "individuals acting in a similar capacity" as directors and officers may now claim indemnity and costs pursuant to investigative proceedings may now be claimed. A corporation is also now permitted to advance moneys to directors, officers or other individuals in respect of proceedings for which an indemnity will eventually be claimed, recognizing the significant up front costs of such actions. Should the individual to whom moneys were advanced be found not to have met the standard of conduct for indemnity set out under the CBCA the moneys advanced are required to be repaid.

These amendments to the CBCA are reflected in changes Section 7.02 of By-law No. 1 — "Indemnity" and the addition of Section 7.04 — "Advance of Costs".

7. **Conflicts of Interest**

The CBCA amendments have expanded the requirement for directors, officers and individuals acting in a similar capacity, to declare conflicts of interest in any material contract or material transaction with a corporation, whether made or proposed. The CBCA amendments have further expanded the requirements in respect of the timing for disclosure of such conflicts. Shareholders may also now have access to the portions of any minutes of meetings that contain disclosures in respect of conflicts of interest.

These amendments to the CBCA are reflected in changes to Section 4.19 of By-law No.1 — "Conflicts of Interest".

"Housekeeping" Amendments

Numerous less substantive amendments are proposed to By-law No. 1 to allow for greater efficiency in the day to day business of the Corporation, to incorporate current corporate practices standard in Canada and to ensure that the by-law is flexible enough to respond to continuously evolving corporate practices.

Throughout By-Law No. 1, minor amendments have been made in order to clarify definitions or references to the CBCA and the regulations thereunder as well as to indicate the existence of other applicable legislation and regulation that governs the Corporation's activities.

The by-law will cease to be effective unless it is confirmed by resolution passed by a simple majority of 50% plus one of the votes cast by the shareholders who voted in respect of the resolution at the Meeting. The text of the resolution to confirm the enactment of a new By-Law No. 1 and the repeal of the General By-Law No. 1A is set forth in Schedule "K".

Management and the Board of Directors of the Corporation recommend that shareholders **VOTE IN FAVOUR OF** confirmation, without amendment, of By-Law No. 1 of the Corporation and the repeal of General By-Law No. 1A.

RATIFICATION OF ACTS OF DIRECTORS AND OFFICERS

In order to pass the resolution ratifying, confirming and approving all prior acts of the directors and officers of the Corporation, at least a majority of the votes cast at the meeting must be voted in favour of the resolution. A copy of the proposed resolution is attached hereto as Schedule "L". The board of directors recommends that shareholders vote FOR approval of this resolution.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE ORDINARY RESOLUTION RATIFYING, CONFIRMING AND APPROVING THE ACTS OF THE DIRECTORS AND OFFICERS, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

MISCELLANEOUS

The management of the Corporation knows of no amendments, variations or other matters which are likely to be brought before the Meeting. HOWEVER, IF ANY AMENDMENTS, VARIATIONS, OR OTHER MATTERS OF WHICH THE MANAGEMENT IS NOT NOW AWARE ARE PROPERLY PRESENTED TO THE MEETING FOR ACTION, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SAID PROXIES IN ACCORDANCE WITH THEIR JUDGMENT ON SUCH MATTERS.

Non-registered shareholders that wish to be placed on the Corporation's supplemental mailing list for interim reports are also requested to complete, sign and return the enclosed request form to Equity Transfer Services Inc.

* * * * *

APPROVAL AND CERTIFICATE

The contents of this Circular have been approved and the sending, communication or delivery thereof to the shareholders, directors and auditors has been authorized by the board of directors of Ungava Minerals Corp.

DATED at Toronto, Ontario the 10th day of April, 2002.

(Signed) GLEN ERIKSON
President

THIS IS SCHEDULE "A" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

APPROVAL OF SHAREHOLDER RIGHTS PLAN

BE AND IT IS HEREBY RESOLVED THAT:

1. the shareholder rights plan agreement among the Corporation and Equity Transfer Services Inc., dated April 10, 2002 (the "**Shareholder Rights Plan**"), in the form of the Shareholder Rights Plan presented to this meeting and attached as Schedule "B" to the Management Information Circular of the Corporation dated April 10, 2002, be and is hereby adopted, ratified and approved; and

2. any director of the Corporation be and is hereby authorised and directed for and on behalf and in the name of the Corporation, to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such applications, certificates, undertakings, documents and writings, and to do all such other acts and things, as such person may in his or her sole discretion consider necessary or desirable for the purpose of giving effect to the foregoing resolution and the documents or agreements referred to therein, the authority for the execution of such writings and the doing of such things to be conclusively evidenced thereby.

THIS IS SCHEDULE "B" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

UNGAVA MINERALS CORP.

and

EQUITY TRANSFER SERVICES INC.

As Rights Agent

SHAREHOLDER RIGHTS PLAN AGREEMENT

Dated April 10, 2002

MEMORANDUM OF AGREEMENT made as of the 10th day of April, 2002.

BETWEEN:

UNGAVA MINERALS CORP., a corporation incorporated under the laws of Ontario,

(herein after called the "Corporation")

OF THE FIRST PART;

-and –

EQUITY TRANSFER SERVICES INC., a corporation incorporated under the laws of Ontario, as rights agent,

(herein after called the "Rights Agent")

OF THE SECOND PART;

WHEREAS in order to maximize shareholder value the Board of Directors of the Corporation has determined that it is advisable for the Corporation to adopt a shareholder rights plan (the "Rights Plan");

AND WHEREAS in order to implement the Rights Plan the Board of Directors of the Corporation has:

I. authorized the issuance, effective 5:00 p.m. (Toronto time) on the date (the "Effective Date") of the meeting of shareholders of the Corporation at which shareholders of the Corporation approve this Agreement by Ordinary Resolution (as hereinafter defined), of one right (a "Right") in respect of each Common Share (as hereinafter defined) outstanding at 5:00 p.m. (Toronto time) on the Effective Date (the "Record Time"); and

II. authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and holders of Rights, and the Rights Agent is willing so to act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1 – INTERPRETATION

1.1 Certain Definitions

For the purposes of this Agreement, the following terms have the meanings indicated:

(a) "Acquiring Person" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term Acquiring Person shall not include:

(i) the Corporation or any Subsidiary of the Corporation;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or any combination of:

(A) an acquisition or redemption by the Corporation or a Subsidiary of the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of outstanding Voting Shares Beneficially Owned by such Person to 20% or more of the Voting Shares then outstanding (a "Voting Share Reduction");

(B) an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid (a "Permitted Bid Acquisition");

(C) an acquisition of Voting Shares in respect of which the Board of Directors has waived the application of section 4.1 pursuant to the provisions of subsection 6.1(b) or 6.1(c) (an "Exempt Acquisition");

(D) a Pro Rata Acquisition;

(E) an acquisition of Voting Shares pursuant to a private placement ("Private Placement") of securities of the Corporation, provided that such Private Placement has received the approval of the Board of Directors and all applicable securities regulatory authorities, provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Private Placement and thereafter such Person, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, becomes the Beneficial Owner of any additional outstanding Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares then outstanding (other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Private Placement) then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an Acquiring Person; or

(F) an acquisition of Voting Shares pursuant to a shares for debt agreement ("Shares for Debt") of securities of the Corporation, provided that such Private Placement has received the approval of the Board of Directors and all applicable securities regulatory authorities, provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition, a Private Placement or a Shares For Debt and thereafter such Person, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, becomes the Beneficial Owner of any additional outstanding Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares then outstanding (other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Private Placement) then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an Acquiring Person;

(iii) for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on clause 1.1(e)(ix) solely because such Person makes or announces an intention to

make a Take-over Bid alone or by acting jointly or in concert with any other Person and, for this purpose, "Disqualification Date" means the first date of public announcement of facts indicating that such Person is making or intends to make a Take-over Bid;

(iv) an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a *bona fide* distribution to the public of securities of the Corporation; or

(v) a Person (a "Grandfathered Person") who is the Beneficial Owner of more than 20% of the outstanding Voting Shares determined as of the Record Time; provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares then outstanding (other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Private Placement);

(b) "Affiliate", when used to indicate a relationship with a specified Person, means a Person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c) "Agreement" means this shareholder rights plan agreement dated as of April 10, 2000 between the Corporation and the Rights Agent as the same may be amended or supplemented from time to time; "hereof", "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d) "Associate", where used to indicate a relationship with a specified Person, means:

(i) any body corporate of which the Person beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the body corporate for the time being outstanding;

(ii) any partner of that Person;

(iii) any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as a trustee or in a similar capacity;

(iv) any Person of the same or opposite sex who resides in the same home as that Person and to whom that Person is married or with whom that Person is living in a conjugal relationship outside marriage; and

(v) any relative of a person mentioned in clause 1.1(d)(iv) who has the same home as that Person;

(e) a Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i) any securities as to which such Person, or any of such Person's Affiliates or Associates, is the owner at law or in equity;

(ii) any securities which such Person or any of such Person's Affiliates or Associates has the right to acquire (whether such right is exerciseable immediately or within a period of 75 days thereafter or upon the occurrence of a contingency or otherwise) pursuant to any agreement, arrangement, pledge, hypothec or understanding whether or not in writing (other than customary agreements with and

between underwriters and banking group or selling group members with respect to a public offering of securities and other than *bona fide* pledges or hypothecs of securities) or upon the exercise of any conversion right, exchange right, share purchase right (other than a Right), warrant or option, or otherwise; and

(iii) any securities which are Beneficially Owned within the meaning of the foregoing provisions of this subsection 1.1(e) by any other Person with which such Person is acting jointly or in concert; provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security where:

(iv) such security has been, or has been agreed to be, deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(v) such security has been deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any Person acting jointly or in concert with such Person until such deposited security has been taken up or paid for, whichever shall occur first;

(vi) such Person, any of such Person's Affiliates or Associates or any Person acting jointly or in concert with such Person has or shares the right to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation;

(vii) such Person, any of such Person's Affiliates or Associates or any Person acting jointly or in concert with such Person has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation;

(viii) such Person, any of such Person's Affiliates or Associates or any Person acting jointly or in concert with such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or a matter to come before a meeting of shareholders, including the election of directors;

(ix) such Person holds or exercises voting power over such security, provided that:

(A) the ordinary business of such Person (an "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such voting power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person or Persons (a "Client");

(B) such Person (a "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons ("Estate Accounts") or in relation to other accounts ("Other Accounts") and holds such voting power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such Other Accounts;

(C) such Person (an "Administrator") is the administrator or the trustee of one or more pension funds or plans registered under applicable laws; or

(D) such Person (a "Statutory Body") is established by statute for purposes that include, and the ordinary business or activity of such Statutory Body includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or for or on behalf of other public bodies or authorities; provided that the Investment Manager, Trust Company, Statutory Body or Administrator, as the case may be, is not then making or has not announced a current intention to make a Take-over Bid alone or acting jointly or in concert with any other Person;

(x) such Person, any of such Person's Affiliates or Associates or any Person acting jointly or in concert with such Person is:

(A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting power over such security;

(B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting power over such security;

(C) a pension plan or fund registered under applicable laws which has the same Administrator as another such pension plan or fund on whose account the Administrator holds or exercises voting power over such security;

(xi) such Person, any of such Person's Affiliates or Associates or any Person acting jointly or in concert with such Person Beneficially Owns such security, provided that the Person is a pension fund or plan established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and, in any such case, such Person holds such securities for the purposes of its activities as such a Person, and further provided that such Person:

(A) does not Beneficially Own more than 20% of the Voting Shares; and

(B) is not then making a Take-over Bid or has not then announced a current intention to make a Take-over Bid, alone or acting jointly or in concert with another Person; or

(xii) such Person is:

(A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

(B) an account of a Trust Company and such security is owned at law or in equity by the Trust Company;

(C) a pension fund or plan and such security is owned at law or in equity by the Administrator thereof; or

(D) the holder of securities by reason of carrying on the business of or acting as a nominee or securities depository;

(e) "Board of Directors" shall mean the board of directors of the Corporation or, if duly constituted and whenever duly empowered, the executive committee of the board of directors of the Corporation;

(f) "*Business Corporations Act*" shall mean the *Canada Business Corporations Act* R.S.C. 1985, c. C-44, as amended, and the regulations made thereunder, and any comparable or successor laws or regulations thereto;

(g) "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in Toronto are authorized or obligated by law to close;

(h) "close of business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the offices of the transfer agent for the Common Shares (or, after the Separation Time, the offices of the Rights Agent) are closed to the public in the city in which such transfer agent or Rights Agent has an office for the purposes of this Agreement;

(i) "Common Share" shall mean a common share of the Corporation and any other share of the Corporation into which such share may be subdivided, consolidated, reclassified or changed;

(j) "common shares", when used with reference to any Person other than the Corporation, shall mean the class or classes of shares (or similar equity interest) with the greatest per share (or similar interest) voting power entitled to vote generally in the election of all directors of such other Person;

(k) "Competing Permitted Bid" means a Take-over Bid that:

(i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause 1.1(ac)(ii) of the definition of a Permitted Bid; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of:

(A) the 60th day after the date on which the Permitted Bid which preceded the Competing Permitted Bid was made; and

(B) 21 days after the date of the Competing Permitted Bid; and only if at the date that the Voting Shares are to be taken up more than 50% of the Voting Shares held by Independent Shareholders, including those held by the Acquiring Person, shall have been deposited or tendered pursuant to the Competing Permitted Bid and not withdrawn;

(l) "controlled": a Person shall be deemed to be "controlled" by another Person or two or more Persons if:

(i) securities entitled to vote in the election of directors (including, for Persons other than corporations, the administrators, managers, trustees or other persons performing similar functions in respect of any such Person) carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

(ii) the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such corporation or other Person; and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

(m) "Disqualification Date" shall have the meaning ascribed thereto in clause 1.1(a)(iii);

(n) "dividends paid in the ordinary course" shall mean cash dividends paid at regular intervals in any financial year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding financial year;

(ii) 300% of the arithmetic average of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding financial years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding financial year;

(o) "Effective Date" means the date of the meeting of shareholders of the Corporation at which shareholders of the Corporation approve this Agreement by Ordinary Resolution;

(p) "Election to Exercise" shall have the meaning ascribed thereto in clause 3.1(d)(ii);

(q) "Exempt Acquisition" shall have the meaning ascribed thereto in subclause 1.1(a)(ii)(C);

(r) "Exercise Price" shall mean, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of such Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price for each Right shall be an amount equal to one half of the Market Price for the Common Shares of the Corporation at the time the Right is exercised;

(s) "Expiration Time" shall mean the earlier of:

(i) the Termination Time; and

(ii) the close of the first annual meeting of shareholders of the Corporation following the second anniversary of the Effective Date and every second annual meeting thereafter subject to renewal of this Agreement in accordance with subsection 6.2(b);

(t) "Flip-in Event" shall mean a transaction in or pursuant to which any Person shall become an Acquiring Person;

(u) "Grandfathered Person" shall have the meaning ascribed thereto in clause 1.1(a)(v);

(v) "Independent Shareholders" shall mean holders of Voting Shares other than Voting Shares Beneficially Owned by:

(i) any Acquiring Person;

(ii) any Offeror;

(iii) any Associate or Affiliate of such Acquiring Person or Offeror;

(iv) any Person acting jointly or in concert with such Acquiring Person or Offeror; and

(v) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(w) "Lock-up Agreement" means an agreement (the terms of which are publicly disclosed and reduced to writing and a copy of which is made available to the public (including the Corporation) on the date on which the Lock-up Bid (as defined below) is publicly announced) between the Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the "Locked-up Person") who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror's Take-over Bid or to any Take-over Bid made by any of the Offeror's Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the "Lock-up Bid"), where the agreement:

(i) provides that any agreement to deposit or tender Voting Shares to, or to not withdraw Voting Shares from, the Lock-up Bid is terminable at the option of the holder if:

(A) another Take-over Bid is made for Voting Shares prior to Voting Shares being taken up and paid for under the Lock-up Bid at a price or value for each Voting Share that is at least 5% higher than the price or value contained in or proposed to be contained in the Lock-up Bid, or

(B) another Take-over Bid is made prior to Voting Shares being taken up and paid for under the Lock-up Bid for a number of Voting Shares at least 5% greater than the number of Voting Shares that the Offeror offered to purchase under the Lock-up Bid at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-up Bid; and

(ii) does not provide for any "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the cash equivalent of 2.5% of the price or value payable to the Locked-up Person in the event that the Lock-up Bid is not successfully concluded.

(x) "Market Price" per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in section 3.2 shall have caused the closing price in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i) the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices, for each share of such securities as reported by the principal stock exchange in Canada on which such securities are listed and posted for trading;

(ii) if for any reason neither of such prices is available on such day or the securities are not listed and posted for trading on any stock exchange in Canada, the last closing board lot sale price, or, if such price is not available, the average of the closing bid and asked prices, for each

such security as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange in the United States on which such securities are listed or admitted to trading;

(iii) if for any reason none of such prices is available on such day or the securities are not listed and posted for trading on a stock exchange in Canada or a national securities exchange in the United States, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported to The Canadian Unlisted Board. or such other comparable system then in use; or

(iv) if on any such date the securities are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors; provided, however, that if on any such date the securities are not traded on any exchange or in the over-the-counter market and the price referred to in clause 1.1(y)(iv) above is not available, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities;

(y) "Nominee" shall have the meaning ascribed thereto in subsection 3.1(c);

(z) "Offer to Acquire" shall include:

(i) an offer to purchase, or a solicitation of an offer to sell; and

(ii) an acceptance of an offer to sell, whether or not such offer to sell has been solicited, or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person who made the offer to sell;

(aa) "Offeror" shall mean a Person who has announced a current intention to make or who is making a Take-over Bid;

(bb) "Ordinary Resolution" shall have the meaning ascribed thereto in the *Business Corporations Act*;

(cc) "Permitted Bid" means a Take-over Bid which is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror;

(ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days after the date of the Take-over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders, including those held by the Acquiring Person, shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii) the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at

any time during the period of time specified in (ii) above and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv) the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;

(dd) "Permitted Bid Acquisition" shall have the meaning ascribed thereto in subclause 1.1(a)(ii)(B);

(ee) "Person" shall include any individual, body corporate, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, syndicate, government or governmental agency or instrumentality or other entity;

(ff) "Pro Rata Acquisition" shall mean:

(i) the acquisition of Voting Shares as a result of a stock dividend, a stock split or other event pursuant to which a Person receives or acquires Voting Shares on the same pro rata basis as all other holders of Voting Shares;

(ii) the acquisition of Voting Shares pursuant to any regular dividend reinvestment plan or other plan made available by the Corporation to holders of all of its Voting Shares;

(iii) the receipt or exercise of rights issued by the Corporation to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares, provided that such rights are acquired directly from the Corporation and not from any other Person; or

(iv) the acquisition of Voting Shares pursuant to a distribution by the Corporation of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible securities) made pursuant to a prospectus or by way of private placement by the Corporation;

(gg) "Record Time" shall mean 5:00 p.m. (Toronto time) on the Effective Date;

(hh) "Right" shall have the meaning ascribed thereto in the recitals hereto;

(ii) "Rights Agent" shall mean Equity Transfer Services Inc. or its successors or permitted assigns;

(jj) "Rights Certificates" shall mean the certificates representing the Rights after the Separation Time, which shall be in substantially the form attached hereto as Exhibit A;

(kk) "Rights Register" and "Rights Registrar" shall have the respective meanings ascribed thereto in subsection 2.3(a);

(ll) *"Securities Act (Ontario)"* shall mean the *Securities Act,* R.S.O. 1990, c.S.5, as amended, and the regulations thereunder, and any successor laws or regulations thereto;

(mm) "Separation Time" shall mean, subject to subsection 6.1(d), the close of business on the eighth Trading Day after the earlier of:

(i) the Stock Acquisition Date; and

(ii) the date of the commencement of, or first public announcement (provided such announcement is made after the Record Time) of, the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); or such later time as may be determined by the Board of Directors; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further that, if any Take-over Bid referred to in this clause 1.1(am)(ii) expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this subsection 1.1(am), never to have been made;

(nn) "Stock Acquisition Date" shall mean the date of the first public announcement of facts indicating that a Person has become an Acquiring Person;

(oo) "Subsidiary" of a Person shall have the meaning ascribed thereto in the *Business Corporations Act*;

(pp) "Take-over Bid" shall mean an Offer to Acquire Voting Shares or other securities of the Corporation if, assuming that the Voting Shares or other securities of the Corporation subject to the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute in the aggregate 20% or more of the Voting Shares then outstanding;

(qq) "Termination Time" shall mean the time at which the right to exercise Rights shall terminate pursuant to subsection 6.1(g);

(rr) "Trading Day", when used with respect to any securities, shall mean a day on which the Canadian securities exchange on which such securities are listed or admitted to trading and on which the greatest volume of transactions in such securities has occurred in the previous month, is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day;

(ss) "Voting Share" shall mean any share in the capital of the Corporation to which is attached a right to vote for the election of all directors, generally; and

(tt) "Warrants" means any warrants to purchase Common Shares which may be outstanding from time to time .

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Descriptive Headings

Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

1.4 References to Agreement

References to "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement and not to any particular Article, section, subsection, clause, subclause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.5 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

(a) For the purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Voting Shares of which such Person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

(b) The percentage of outstanding Voting Shares Beneficially Owned by any Person shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

$$100 \times \frac{A}{B}$$

where:

A = the number of votes for the election of all directors generally attaching to the outstanding Voting Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

The percentage of outstanding Voting Shares represented by any particular group of Voting Shares acquired or held by any Person shall be determined in like manner *mutatis mutandis*.

1.6 Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person for the purpose of acquiring or Offering to Acquire any Voting Shares (other than customary agreements between underwriters and banking group members with respect to a public distribution of securities of the Corporation).

ARTICLE 2 - THE RIGHTS

2.1 Legend on Certificates

Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

UNTIL THE SEPARATION TIME (AS DEFINED IN THE RIGHTS AGREEMENT REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN A SHAREHOLDER RIGHTS PLAN AGREEMENT, DATED AS OF THE 10TH DAY OF APRIL, 2002 (THE "RIGHTS AGREEMENT"), BETWEEN UNGAVA MINERALS CORP. (THE "CORPORATION") AND EQUITY TRANSFER SERVICES INC., AS RIGHTS AGENT, THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH MAY BE INSPECTED DURING NORMAL BUSINESS HOURS AT THE REGISTERED OFFICE OF

THE CORPORATION. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, SUCH RIGHTS MAY BE TERMINATED, MAY EXPIRE, MAY BECOME VOID (IF, IN CERTAIN CASES, THEY ARE "BENEFICIALLY OWNED" BY AN "ACQUIRING PERSON", AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT, WHETHER CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR ANY SUBSEQUENT HOLDER) OR MAY BE EVIDENCED BY SEPARATE CERTIFICATES AND MAY NO LONGER BE EVIDENCED BY THIS CERTIFICATE. THE CORPORATION WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE RIGHTS AGREEMENT TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE AS SOON AS IS PRACTICABLE AFTER THE RECEIPT OF A WRITTEN REQUEST THEREFOR.

Certificates representing Common Shares that are issued and outstanding at or after the Record Time shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

2.2 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Corporation by any one officer or director of the Corporation. The signature of any officer or director of the Corporation on the Rights Certificates may be manual or facsimile and such signature shall bind the Corporation notwithstanding that such officer or director shall have ceased to be an officer or director (as the case may be) of the Corporation prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a disclosure statement describing the Rights, and the Rights Agent shall countersign manually or by facsimile signature in a manner satisfactory to the Corporation and mail such Rights Certificates and statement to the holders of the Rights pursuant to subsection 3.1(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of the countersignature thereof.

2.3 Registration, Registration of Transfer and Exchange

(a) After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed the "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.3(c), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in a form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this section 2.3, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.4 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time: (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and (ii) such security or indemnity as may be required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this section 2.4, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d) Every new Rights Certificate issued pursuant to this section 2.4 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.5 Persons Deemed Owners of Rights

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.6 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided for in this section 2.6, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.7 Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of the Rights held;

(b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional Common Shares upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 6.5, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g) that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to

perform any of its respective obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining the performance of such obligations.

2.8 Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Right or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share which may at any time be issuable on the exercise of such Right, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a shareholder of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of any Common Shares at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any shareholder of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by any Rights Certificate shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 - EXERCISE OF THE RIGHTS

3.1 Initial Exercise Price, Exercise of Rights, Detachment of Rights

(a) From and after the Separation Time and prior to the Expiration Time, each Right will entitle the holder thereof to purchase one Common Share of the Corporation at a price equal to one half of the Market Price for the Common Shares of the Corporation at the time the Right is exercised.

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time:

(i) the Rights shall be exercisable; and

(ii) the registration and transfer of the Rights shall be separate from and independent of the Common Shares. Promptly following the Separation Time, the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time, or in the case of Warrants exercised for Common Shares after the Separation Time and prior to the close of business on the eighth Trading Day following the Stock Acquisition Date, promptly after such exercise (other than an Acquiring Person and other than, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of Record of such Rights (a "Nominee")) at such holder's address as shown by the records of the Corporation (and the Corporation hereby agrees to furnish copies of such records to the Rights Agent for this purpose):

(A) a Rights Certificate representing the number of Rights held by such holder at the Separation Time in substantially the form of Exhibit A hereto, appropriately completed and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(B) a disclosure statement describing the Rights; provided that a Nominee shall be sent the materials provided for in clauses (A) and (B) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in the City of Toronto or any other office of the Rights Agent designated for that purpose from time to time by the Corporation with the approval of the Rights Agent:

(i) the Rights Certificate evidencing such Rights;

(ii) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii) a certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the applicable Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for the relevant Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of the Rights Certificate which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by subsection 4.1(b) and payment as set forth in subsection 3.1(d), the Rights Agent (unless otherwise instructed in writing by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from a transfer agent for the relevant Common Shares, certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii) after receipt of such Common Share certificate, deliver the same to or to the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iv) when appropriate, after receipt, deliver such cash referred to in clause 3.1(e)(ii) above to or

to the order of the registered holder of the Rights Certificate; and

(v) tender to the Corporation all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates representing such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the *Business Corporations Act* and the *Securities Act (Ontario)* and the securities acts or comparable legislation of each of the other provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv) cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v) pay when due and payable any and all federal and provincial transfer taxes (for greater certainty, not including any income taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised.

3.2 Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number of Common Shares or other securities subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this section 3.2.

(a) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any optional stock dividend program;

(ii) subdivide or change the outstanding Common Shares into a greater number of Common Shares;

(iii) combine or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares,

the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination, change or issuance, and the number of Common Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the applicable Exercise Price then in effect, the aggregate number of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the share transfer books of the Corporation were open, such holder would have been entitled to receive as a result of such dividend, subdivision, combination, change or issuance.

(b) In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them to subscribe for or purchase (for a period expiring within forty-five (45) calendar days after such record date) Common Shares (or shares having the same rights, privileges and preferences as Common Shares ("equivalent common shares")) or securities convertible into Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or having a conversion price per share, if a security convertible into Common Shares or equivalent common shares) less than 90% of the Market Price per Common Share on such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction: (i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Market Price per Common Share; and (ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible). In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed and, in the event that such rights or warrants are not so issued, the Exercise Price in respect of the Rights shall be re-adjusted to the Exercise Price which would then be in effect if such record date had not been fixed.

(c) For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a dividend reinvestment plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(d) In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in

connection with a merger in which the Corporation is the continuing corporation) of evidences of indebtedness or assets, including cash (other than a dividend paid in the ordinary course or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), or subscription rights or warrants entitling them to subscribe for or purchase Common Shares (excluding those referred to in subsection 3.2(b)) at a price per Common Share that is less than 90% of the Market Price per Common Share on such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction: (i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a Common Share; and (ii) the denominator of which shall be such Market Price per Common Share. Such adjustments shall be made successively whenever such a record date is fixed and, in the event that such distribution is not so made, the Exercise Price in respect of the Rights shall be adjusted to be the Exercise Price in respect of the Rights which would have been in effect if such record date had not been fixed.

(e) Notwithstanding anything herein to the contrary, no adjustment in an Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 3.2(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this section 3.2 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or other share, as the case may be. Notwithstanding the first sentence of this subsection 3.2(e), any adjustment required by this section 3.2 shall be made no later than the earlier of: (i) three years from the date of the transaction which mandates such adjustment; and (ii) the Expiration Time.

(f) If as a result of an adjustment made pursuant to section 4.1, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as is practicable to the provisions with respect to the Common Shares contained in this section 3.2, and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.

(g) All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the respective number of Common Shares, as the case may be, purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h) Unless the Corporation shall have exercised its election as provided in subsection 3.2(i), upon each adjustment of an Exercise Price as a result of the calculations made in subsections 3.2(b) and 3.2(d), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares, as the case may be (calculated to the nearest one ten-thousandth), obtained by:

(i) multiplying:

(A) the number of such Common Shares which would have been issuable upon the exercise of a Right immediately prior to this adjustment; by

(B) the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and

(ii) dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.

(i) The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which such a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 3.2(i), the Corporation shall, as promptly as is practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to section 6.4, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(j) Irrespective of any adjustment or change in an Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the relevant Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(k) In any case in which this section 3.2 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(l) Notwithstanding anything in this section 3.2 to the contrary, the Corporation shall be entitled to make such reductions in each Exercise Price, in addition to those adjustments expressly required by this section 3.2, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any: (i) consolidation or subdivision of Common Shares; (ii) issuance wholly for cash of any Common Share or securities that by their terms are convertible into or exchangeable for Common Shares; (iii) stock dividends; or (iv) issuance of rights, options of warrants referred to in this section 3.2, hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

(m) The Corporation covenants and agrees that, after the Separation Time, it will not, except as permitted by section 6.1 or 6.5, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(n) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made pursuant to this section 3.2, the Corporation shall promptly:

   (i) file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

   (ii) cause notice of the particulars of such adjustment of change to be given to the holders of the Rights. Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

3.3 Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Share represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the relevant Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the relevant Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the relevant Common Share transfer books of the Corporation are open.

ARTICLE 4 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

4.1 Flip-in Event

(a) Subject to subsection 4.1(b) and section 6.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective on and after the later of its date of issue and the close of business on the eighth Trading Day following the Stock Acquisition Date, the right to purchase from the Corporation, upon payment of the relevant Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustments provided for in section 3.2 upon each occurrence after the Stock Acquisition Date of any event analogous to any of the events described in section 3.2).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by: (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or (ii) a transferee or other successor in title, directly or indirectly, (a "Transferee") of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) who becomes a Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the

purpose or effect of avoiding clause 4.1(b)(i) shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 4.1(b), shall be deemed to be an Acquiring Person for the purposes of this subsection 4.1(b) and such Rights shall become null and void.

(c) Any Rights Certificates that represent Rights Beneficially Owned by a Person described in either clause 4.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE WERE ISSUED TO A PERSON WHO WAS AN "**ACQUIRING PERSON**" OR A PERSON WHOSE SECURITIES ARE DEEMED TO BE "**BENEFICIALLY OWNED**" BY AN ACQUIRING PERSON. THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY SHALL BECOME VOID IN THE CIRCUMSTANCES SPECIFIED IN SUBSECTION 4.1(B) OF THE RIGHTS AGREEMENT.

Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

(d) In the event that there shall not be sufficient Common Shares authorized for issuance to permit the exercise in full of the Rights in accordance with this section 4.1, the Corporation shall take all such action as may be necessary to authorize additional Common Shares for issuance upon the exercise of the Rights.

(e) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this section 4.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the *Business Corporations Act*, the *Securities Act* (Ontario) or comparable legislation of any other applicable jurisdiction in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

ARTICLE 5 - THE RIGHTS AGENT

5.1 General

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more Co-Rights Agents as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and the Co-Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel

fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees of any expert or counsel retained by the Rights Agent upon prior notification to the Corporation). The Corporation also agrees to indemnify the Rights Agent, its directors, officers, employees and agents, for, and to hold it harmless against, any loss, liability, cost, claim, action, damage or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the removal or resignation of the Rights Agent or the termination of this Agreement.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time, upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers and directors of the Corporation.

5.2 Merger or Amalgamation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of section 5.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

5.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion. The Rights Agent may also, with the prior written approval of the Corporation (such approval not to be unreasonably withheld), consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement at the Corporation's expense and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

(b) whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be a director or senior officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder for its own negligence, bad faith or willful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 4.1(b)) or any adjustment required under the provisions of section 3.2 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by section 3.2 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(f) the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder from any Person designated in writing by the Corporation, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such Person;

(h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become

pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

5.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice in writing (or such lesser notice as is acceptable to the Corporation) mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 6.8. The Corporation may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail, and to the holders of the Rights in accordance with section 6.8. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Corporation), then the holder of any Rights or the retiring Right's Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation's expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to act as Rights Agent hereunder. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder upon payment of its outstanding fees and expenses owing by the Corporation to the predecessor Rights Agent under this Agreement and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this section 5.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 6 – MISCELLANEOUS

6.1 Redemption and Waiver

(a) Until the occurrence of a Flip-in Event as to which the application of section 4.1 has not been waived pursuant to this section 6.1, the Board of Directors may, with the prior consent of the holders of Voting Shares or the holders of Rights given in accordance with subsection 6.1(i) or 6.1(j), as the case may be, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2, if an event of the type analogous to any of the events described in section 3.2 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b) Until the occurrence of a Flip-in Event as to which the application of section 4.1 has not been waived by the Board of Directors pursuant to this section 6.1, upon written notice to the Rights Agent, provided that the Board of Directors may waive the said application, with the prior consent of the holders of Voting

Shares or the holders of Rights given if subsection 6.1(i) or 6.1(j), apply to the Flip-in Event which would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by way of Take-over Bid circular to all holders of Voting Shares and otherwise than in the circumstances set forth in subsection 6.1(d).

(c) Until the occurrence of a Flip-in Event as to which the application of section 4.1 has not been waived pursuant to this section 6.1, upon written notice to the Rights Agent, the Board of Directors may determine to waive the application of section 4.1 to any Flip-in Event which would result from a Take-over Bid made by way of Take-over Bid circular to all holders of Voting Shares; provided that if, the Board of Directors waives the application of section 4.1 to such Flip-in Event pursuant to this subsection 6.1(c), the Board of Directors shall be deemed to have waived the application of section 4.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by way of Take-over Bid circular to all holders of voting shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 6.1(c).

(d) Notwithstanding the provisions of subsections 6.1(b) and 6.1(c) hereof, the Board of Directors may waive the application of section 4.1 in respect of any Flip-in Event, provided that both of the following conditions are satisfied:

(i) the Board of Directors has determined that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii) such Person has reduced its Beneficial Ownership of Voting Shares such that, at the time of the granting of a waiver pursuant to this subsection 6.1(d), such Person is no longer an Acquiring Person, and, in the event of any such waiver, for the purposes of this Agreement, neither such Flip-in Event nor the Separation Time shall be deemed to have occurred.

(e) The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid, a Competing Permitted Bid or Take-over Bid in respect of which the Board of Directors has waived or is deemed to have waived pursuant to subsection 6.1(c), the application of section 4.1, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

(f) Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(g) If the Rights are redeemed in accordance with this section 6.1, the right to exercise the Rights will thereupon, without further action and without notice, terminate, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h) Within 10 days after the election or deemed election to redeem the Rights in accordance with this section 6.1, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent, or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this section 6.1 or in section

6.4, and other than in connection with the purchase of Common Shares prior to the Separation Time.

(i) If a redemption pursuant to subsection 6.1(a) or a waiver pursuant to subsection 6.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if authorized by a majority of the votes cast by Independent Shareholders present in person or represented by proxy at a meeting of such holders duly called and held in compliance with applicable laws and with the by-laws of the Corporation.

(j) If a redemption pursuant to subsection 6.1(a) or a waiver pursuant to subsection 6.1(b) is proposed at any time on or after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if authorized by a majority of the votes cast by the holders of Rights present in person or represented by proxy at a meeting of such holders duly called and held. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote and the procedures for the calling, holding and conduct of a meeting of holders of Rights shall be those as nearly as may be possible, which are provided in the Corporation's by-laws and the *Business Corporations Act* with respect to meetings of shareholders of the Corporation.

(k) The Corporation shall give prompt written notice to the Rights Agent of any waiver of the

(l) application of section 4.1 made by the Board of Directors under this section 6.1.

6.2 Expiration and Renewal

(a) No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in section 5.1;

(b) Notwithstanding subparagraph (a) of this section 6.2, this Agreement may be renewed for such further term and, subject to necessary regulatory approvals. Amendments to the terms of this Agreement as may be approved by the Board of Directors shall be submitted to the shareholders of the Corporation for ratification at the first annual meeting of shareholders of the Corporation following the approval by the Board of Directors. The amendments shall be valid and effective from the date of approval by the Board of Directors and shall remain valid and effective if approved at the said shareholders' meeting.

6.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

6.4 Fractional Rights and Fractional Shares

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Right would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right that the fraction of a Right which would otherwise be issuable is of one whole Right. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 3.1(e).

(b) The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of a whole Common Share that the fraction of a Common Share which would otherwise be issuable upon the exercise of such right is of one whole Common Share at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 3.1(e).

6.5 Supplements and Amendments

(a) The Corporation may at any time, without the consent of the holders of Common Shares or Rights, supplement or amend this Agreement to correct any clerical or typographical error or to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder.

(b) Subject to subsection 6.5(a) and necessary regulatory approvals, the Corporation may, with the prior consent of the holders of Common Shares obtained as set forth below, at any time prior to the Separation Time, supplement, amend or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if authorized by a majority of the votes cast by Independent Shareholders present in person or represented by proxy at a meeting of such holders duly called and held in compliance with applicable laws and with the by-laws of the Corporation.

(c) Subject to subsection 6.5(a) and necessary regulatory approvals, the Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if authorized by a majority of the votes cast by the holders of Rights present in person or represented by proxy at a meeting of the holders of Rights duly called and held. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote and the procedures for the calling, holding and conduct of a meeting of holders of Rights shall be those as nearly as may be possible, which are provided in the Corporation's by-laws and the *Business Corporations Act* with respect to meetings of shareholders of the Corporation.

(d) No supplement or amendment shall be made to the provisions of Article 5 pursuant to this section 6.5 except with the written concurrence of the Rights Agent to such supplement or amendment.

(e) Any amendments made by the Corporation to this Agreement pursuant to subsection 6.5(a) which are required to maintain the validity of this agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders, and the shareholders may, by the majority referred to in subsection 6.5(b), confirm or reject such amendment; and

(ii) if made on or after the Separation Time, be submitted to the holders of Rights at a meeting to be called for a date not later than immediately following the next meeting of shareholders of the Corporation, and the holders of Rights may, by resolution passed by the majority referred

to in subsection 6.5(c), confirm or reject such amendment. Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting it, until confirmed or rejected or until it ceases to be effective and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted, or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent amendment to this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

6.6 Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against, actual or threatened violations of, the obligations of any Person subject to this Agreement.

6.7 Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:

(a) to effect or permit (in cases where the Corporation's permission is required) any Flip-In Event; or

(b) to effect the liquidation, dissolution or winding-up of the Corporation or the sale of all or substantially all of the Corporation's assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with section 6.8, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution or winding-up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking such proposed action.

6.8 Notices

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, telecopied or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Ungava Minerals Corp.
Unit 1, 240 Brunel Road
Mississauga, Ontario
L4Z 1T5

Attention: President
Fax: (905) 897-5511

with a copy to

Albaum & Associates
Barristers & Solicitors
366 Bay Street, Suite 800
Toronto, Ontario
M5H 4B2

Attention: Lorne H. Albaum
Fax: (416) 304-0240

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, telecopied or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) as follows:

Equity Transfer Services Inc.
120 Adelaide Street West, Suite 420
Toronto, Ontario
M5H 4C3

Attention: Richard Barnowski
Fax: (416) 361-0470

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail,

postage prepaid, addressed to such holder at the address of such holder as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the Corporation for the Common Shares. Any notice which is delivered, telecopied or mailed to the Corporation or the Rights Agent shall be effective from the date of delivery if delivered, the date following the date on which receipt is confirmed if telecopied or the date which is five days following the date of mailing if mailed. Any notice which is delivered or mailed to the holder of any Rights in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

6.9 Costs of Enforcement

The Corporation agrees that if it or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

6.10 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

6.11 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

6.12 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

6.13 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

6.14 Severability

If any section, subsection, clause, subclause, term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such section, subsection, subclause, clause, term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining sections, subsections, clauses, subclauses, terms and provisions hereof or the application of such section, subsection, clause, subclause, term or provision to circumstances other than those as to which it is held invalid or unenforceable.

6.15 Effective Date

This Agreement shall be in full force and effect in accordance with its terms from the Effective Date.

6.16 Determinations and Actions by the Board of Directors

Upon the advice of outside legal counsel, the Board of Directors shall have the exclusive power and authority to administer this Agreement in accordance with the terms hereof and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to:

(a) interpret the provisions of this Agreement; and

(b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to terminate or not to terminate the Rights or to amend the Agreement in accordance with the terms hereof).

6.17 Successor Corporations

The Corporation shall not consummate or permit or suffer to occur any consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation (the "Successor Corporation") unless the Successor Corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Corporation) shall expressly assume, by supplemental agreement in form satisfactory to the Rights Agent and executed and delivered to the Rights Agent, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by the Corporation.

6.18 Time of the Essence

Time shall be of the essence in this Agreement.

6.19 Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and, without limiting the generality of the foregoing, necessary approvals of any stock exchange on which the Common Shares are listed and the securities commissions or other regulatory authorities in all jurisdictions in which the Corporation is a reporting issuer shall be obtained with respect to the issuance of Common Shares upon the exercise of Rights hereunder.

6.20 Declaration as to Non-Canadian Holders

If, in the opinion of the Board of Directors (which may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

UNGAVA MINERALS CORP.

By:________________________________
Authorized Signing Officer

EQUITY TRANSFER SERVICES NC.

By:________________________________
Authorized Signatory

EXHIBIT A

FORM OF RIGHTS CERTIFICATE

Certificate No. ________________ ______________________Rights

UNTIL THE SEPARATION TIME (AS DEFINED IN THE RIGHTS AGREEMENT REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN A SHAREHOLDER RIGHTS PLAN AGREEMENT, DATED AS OF THE 10TH DAY OF APRIL, 2002 (THE "**RIGHTS AGREEMENT**"), BETWEEN UNGAVA MINERALS CORP. (THE "CORPORATION") AND EQUITY TRANSFER SEERVICES INC. AS RIGHTS AGENT, THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH MAY BE INSPECTED DURING NORMAL BUSINESS HOURS AT THE REGISTERED OFFICE OF THE CORPORATION. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, SUCH RIGHTS MAY BE TERMINATED, MAY EXPIRE, MAY BECOME VOID (IF, IN CERTAIN CASES, THEY ARE "**BENEFICIALLY OWNED**" BY AN "**ACQUIRING PERSON**", AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT, WHETHER CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR ANY SUBSEQUENT HOLDER). THE CORPORATION WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE RIGHTS AGREEMENT TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE AS SOON AS IS PRACTICABLE AFTER THE RECEIPT OF A WRITTEN REQUEST THEREFOR.

RIGHTS CERTIFICATE

This certifies that is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement made as of the 10th day of April, 2002 (the "**Rights Agreement**") between UNGAVA MINREALS CORP., a corporation incorporated under the laws of Ontario (the "**Corporation**") and EQUITY TRANSFER SERVICES INC., a corporation incorporated under the laws of Ontario, as rights agent (the "**Rights Agent**", which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), that number of Common Shares having the cash equivalent of twice the Exercise Price at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise and Declaration of Ownership duly executed and submitted to the Rights Agent at its principal office in the City of Toronto. The Exercise Price shall initially be equal to one-half of the Market Price of the Common Shares of the Corporation at the time the Right is exercised and shall be subject to adjustment in certain events in the Rights Agreement.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase more or less than one Common Share, all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.001 per Right.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been manually countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper signing officer of the Corporation.

Date:____________________________

UNGAVA MINERALS CORP.

By:____________________________
Authorized Signatory

Countersigned:

EQUITY TRANSFER SERVICES INC.

By:____________________________
Authorized Signatory

FORM OF ELECTION TO EXERCISE

TO: UNGAVA MINERALS CORP.

The undersigned hereby irrevocably elects to exercise__________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued to:

____
Name

____
Address

____
City and Province

____
Social Insurance Number or other taxpayer identification number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____
Name

____

Address

City and Province

Social Insurance Number or other taxpayer identification number

Dated:

Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank, a member of a recognized stock exchange or a member of the Securities Transfer Agents Medallion Program (STAMP).

(To be completed if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).
Signature

FORM OF ASSIGNMENT

FOR VALUE RECEIVED

hereby sells, assigns and transfers unto

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Dated:

Signature Guaranteed:

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank, a member of a recognized stock exchange or a member of the Securities Transfer Agents Medallion Program (STAMP).
(To be completed if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

____

Signature

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights will be null and void.

THIS IS SCHEDULE "C" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

PRIVATE PLACEMENTS

BE AND IT IS HEREBY RESOLVED THAT:

1. during the period ending one year from the date hereof, the Corporation is hereby authorized to enter into private placements where the issuance of the private placement shares (including shares issued on conversion of warrants and other convertible securities) will result in, or is part of a transaction involving a change in control or change in absolute control (greater than 50%) of the Corporation; and

2. the directors and/or officers of the Corporation be and they are hereby authorized and directed to execute and deliver under the corporate seal of the Corporation or otherwise all such documents and instruments and to do all such acts and things as in their opinion may be necessary or desirable to give effect to this resolution.

THIS IS SCHEDULE "D" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

ISSUANCE OF COMMON SHARES FOR DEBT

BE AND IT IS HEREBY RESOLVED THAT:

1. the issuance of up to 1,000,000 common shares of the Corporation in settlement of debt of the Corporation on the terms described in the Corporation's Management Information Circular dated April 10, 2002, is hereby approved.

2. any common shares issued pursuant to this resolution subsequent to any subdivision or other alteration of the capital of the Corporation, shall be deemed to have been issued prior to such subdivision or other alteration and, thereby, subject to adjustment in accordance with such subdivision or other alteration;

3. any officer or director of the Corporation is hereby authorized to execute all documents and to do all acts and things necessary or advisable to give effect to this resolution, the execution of any such documents or the doing of any such act or thing being conclusive evidence of such determination.

THIS IS SCHEDULE "E" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

ISSUANCE OF PREFERRED SHARES, SERIES 1

WHEREAS the authorized capital of the Corporation consists of an unlimited number of common shares, and an unlimited number of preference shares, issuable in series;

AND WHEREAS the Board of Directors has proposed to issue and designate up to 10,000,000 7½% Cumulative Redeemable Retractable Convertible Non-Voting Participating Preferred Shares, Series 1 (being the first series of the said class of Preferred Shares and hereinafter in the said Schedule called "Series 1 Shares");

AND WHEREAS the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class provide, among other things, that the Preferred Shares may at any time or from time to time be issued in one or more series, each series to consist of such number of shares as may before the issue thereof be fixed by the directors and that the directors of the Corporation may (subject as provided in the said rights, privileges, restrictions and conditions) by resolution determine from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series, the whole subject to the issue of a certificate of amendment in accordance with section 27 of the *Canada Business Corporations Act* (the "Act");

NOW THEREFORE BE IT RESOLVED THAT:

1. the action by the directors of the Corporation thereby fixing 10,000,000 Preferred Shares as the first series of the said class of Preferred Shares is hereby ratified and confirmed;

2. the designation by the directors of the Corporation of the said first series of the said class of Preferred Shares as 7½% Cumulative Redeemable Retractable Convertible Non-Voting Participating Preferred Shares, Series 1 and the rights, privileges, restrictions and conditions to attach to the said first series of the said class of Preferred Shares (in addition to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class) as the rights, privileges, restrictions and conditions set out in the said Schedule "A", the whole subject to the issue of a certificate of amendment in accordance with section 27 of the Act, is hereby ratified and confirmed;

3. the directors of the Corporation shall deliver to the Director under the Act articles of amendment in prescribed form to designate the Series 1 Shares pursuant to section 27 of the Act; and

4. any one director or officer of the Corporation be and he is hereby authorized to do, sign, and execute all deeds, documents and things necessary or desirable in connection with the foregoing.

SCHEDULE "A"

The Preferred Shares, Series 1 (hereinafter called the "Series 1 Shares") of which the rights, privileges, restrictions and conditions attaching thereto, are as follows:

Dividends

The holders of the Series 1 Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the board of directors of the Corporation out of the moneys of the Corporation properly applicable to the payment of dividends, preferential cumulative cash dividends at the rate of 7½% per annum on the amount paid for such shares and no more, payable on such date or dates in each fiscal year of the Corporation as may be determined by the board of directors; the board of directors shall be entitled from time to time to declare part of the said preferential cumulative cash dividend for any fiscal year, notwithstanding that such dividend for such fiscal year shall not be declared in full; if within four (4) months after the expiration of any fiscal year of the Corporation the board of directors in its discretion shall not have declared the said preferential cumulative cash dividend or any part thereof on the Series 1 Shares for such fiscal year then the rights of the holders of the Series 1 Shares to such dividend or to any undeclared part thereof for such fiscal year shall be accrued thereon; except as otherwise provided herein, the holders of Series 1 Shares shall not be entitled to any dividends other than or in excess of the preferential cumulative cash dividends hereinbefore provided for.

Except with the consent in writing of the holders of all of the Series 1 Shares outstanding, no dividends shall at any time be declared and paid upon or set apart for payment on the common shares or any other shares of the Corporation ranking junior to the Series 1 Shares in any fiscal year, unless and until the preferential cumulative cash dividend for such fiscal year on all the Series 1 Shares outstanding in respect of such fiscal year has been declared and paid or set apart for payment thereof.

Redemption

The Corporation may, in the manner hereinafter provided, redeem all, or from time to time, any part of the outstanding Series 1 Shares, at any time after two years from the date of issuance of any Series 1 Shares, on payment to the holders thereof for each share to be redeemed of an amount equal to 100% of the amount paid up thereon, together with all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the date of such redemption (the "Redemption Amount"). Before redeeming any Series 1 Shares, the Corporation shall mail to each person who, at the date of such mailing, is a registered holder of shares to be redeemed, notice of the intention of the Corporation to redeem such shares held by such registered holder; such notice shall be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the records of the Corporation or, in the event of the address of any such holder not appearing on the records of the Corporation then to the last known address of such holder at least ten (10) days before the date specified for redemption; such notice shall set out the Redemption Amount, the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed are to be redeemed, the number thereof so to be redeemed; on or after the date so specified for redemption, the Corporation shall pay or cause to be paid the Redemption Amount to the registered holders of the shares to be redeemed on presentation and surrender of the certificates for the shares so called for redemption at the head office of the Corporation or at such other place or places as may be specified in such notice and the certificates for such shares shall thereupon be cancelled and the shares represented thereby shall thereupon be redeemed; from and after the date specified for redemption in such notice, the holders of such shares called for redemption shall cease to be entitled to dividends and shall not be entitled to any rights in respect thereof, except to receive the Redemption Amount, unless payment of the Redemption Amount shall not be made by the Corporation in accordance with the foregoing provisions, in which case, the rights of the holders of such shares shall remain unimpaired; on or before the date specified for redemption, the Corporation shall have the right to deposit the Redemption Amount of the shares called for redemption in a special account with any chartered bank or trust company in Canada named in the notice of redemption to be paid, without interest, to or to the order of the respective holders of such shares called for redemption upon presentation and surrender of the certificates representing the same and, upon such deposit being made, the shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the several holders thereof,

after such deposit, shall be limited to receiving, out of the moneys so deposited, without interest, the Redemption Amount applicable to their respective shares against presentation and surrender of the certificates representing such shares.

Retraction

Any holder of Series 1 Shares shall be entitled to require the Corporation to redeem, subject to the requirements of the *Canada Business Corporations Act* as now enacted or as the same may from time to time be amended, re-enacted or replaced (the "Act"), at any time after two years from the date of issuance of any Series 1 Shares, all or any of the Series 1 Shares registered in the name of such holder on the books of the Corporation on payment to the holders thereof for each share to be redeemed of an amount equal to 100% of the amount paid up thereon, together with all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the date of such redemption (the "Retraction Redemption Amount") by tendering to the Corporation at the registered office of the Corporation a share certificate or certificates representing the Series 1 Shares which the registered holder desires to have the Corporation redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 1 Shares represented by such certificate or certificates redeemed by the Corporation and (ii) the business day (the "Retraction Date") on which the holder desires to have the Corporation redeem such Series 1 Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Corporation without the consent of the Corporation. Upon receipt of a share certificate or certificates representing the Series 1 Shares which the registered holder desires to have the Corporation redeem together with such notice the Corporation shall on the Retraction Date redeem such Series 1 Shares by paying to such registered holder the Retraction Redemption Amount for each such preference share being redeemed. Such payment shall be made by a cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. If less than all of the Series 1 Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 1 Shares represented by the original certificate or certificates which are not redeemed. The said Series 1 Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 1 Shares in respect thereof unless payment of the Retraction Redemption Amount is not made on the Retraction Date, in which event the rights of the holders of the said Series 1 Shares shall remain unaffected.

Convertible into Common Shares at Option of Holder or Corporation

(a) General - A holder of any Series 1 Shares or the Corporation shall be entitled to convert the whole or any part of the Series 1 Shares registered in the name of the holder on the books of the Corporation on the following terms, *mutatis mutandis*:

> After the delivery of notice by any holder thereof, or the Corporation, of an intention to convert the Series 1 Shares in accordance with the terms hereof, the Redemption Amount of the Series 1 Shares to be converted together with all accrued dividends thereon may be converted into common shares of the Corporation at the closing sale price (the "Price") of the Corporation's common shares on a stock exchange in Canada on which the common shares are listed and posted for trading, as may be selected for such purpose by the Board of Directors of the Corporation, on the trading day immediately preceding such date; provided that if the common shares are listed on more than one stock exchange, then the Price shall be the closing sale price of such common shares on the stock exchange on which the greatest volume of common shares traded on such trading day provided further that, if the common shares are listed on The Toronto Stock Exchange, then the Price shall be the closing price of such common shares on The Toronto Stock Exchange on such trading day. In the event that such common shares are not listed and posted for trading on any stock exchange in Canada, the Price shall be the fair market value of such common shares as determined by the Board of Directors in its sole discretion,

subject to regulatory approval.

(b) Notice - A holder of Series 1 Shares to be converted shall tender to the Corporation at its registered office a request in writing specifying that the holder desires to have the whole or any part of the Series 1 Shares registered in his name converted into common shares, together with the share certificates, if any, representing the Series 1 Shares which the registered holder desires to have converted. If a part only of the Series 1 Shares represented by any certificates is converted, a new certificate for the balance shall be issued by the Corporation.

(c) Idem - The Corporation shall notify a holder of shares, in accordance with the terms hereof, *mutatis mutandis*, of its intent to exercise its right of conversion and the holder thereof shall deliver the share certificates, if any, representing the shares, forthwith to the Corporation. If a part only of the Series 1 Shares represented by any certificates is converted, a new certificate for the balance shall be issued by the Corporation.

(d) Idem - The Corporation shall have the option to redeem the Series 1 Shares for the redemption price plus all accrued dividends thereon at any time until twenty-nine (29) days after receipt of notice from a holder as provided herein.

(e) Anti-Dilution - In the event the Series 1 Shares or the common shares are at any time subdivided, consolidated or changed into a greater or lesser number of shares of the same or another class or series, an appropriate adjustment shall be made in the rights and conditions attached to the Series 1 Shares so as to maintain the relative rights of the holders of those shares.

Non-Voting

The holders of the Series 1 Shares shall not be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation except meetings at which the holders of the Series 1 Shares are entitled to vote separately as a class.

Participating

Whenever in any financial year of the Corporation a dividend shall have been paid or declared and set apart for payment on all the common shares at the time outstanding, it shall be a requirement that any and all further dividends declared in such financial year shall be declared and paid or set apart for payment in equal amounts per share on all of the Series 1 Shares at the time outstanding.

Security.

The Series 1 Shares shall be secured by a security interest and a fixed first charge on all the assets of the Corporation.

Liquidation, Dissolution or Winding-Up.

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Series 1 Shares shall be entitled to receive out of the assets and property of the Corporation before any amount is paid or any property or assets of the Corporation distributed to the holders of any common shares or shares of any other class ranking junior to the Series 1 Shares an amount equal to the amount paid up on the Series 1 Shares, together with all declared and unpaid preferential cumulative cash dividends thereon; after payment to the holders of the Series 1 Shares of the amounts so payable to them as above provided, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

THIS IS SCHEDULE "F" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

CHANGE OF CORPORATE NAME

BE AND IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Articles of the Corporation, shall, pursuant to Section 173(1)(a) of the *Canada Business Corporations Act* be amended by changing the name of the Corporation from Ungava Minerals Corp. to "Ungava Resources Inc.", or such other name as the Board of Directors of the Corporation determine in their sole discretion best identifies the Corporation's activities and as may be allowed by regulatory authorities;

2. in the event that the Director appointed under the *Canada Business Corporations Act* or any regulatory authority in Canada, requires that the name, "Ungava Resources Inc.", be amended or further modified for the purpose of reducing any confusion in the minds of the public or shareholders of the Corporation, the directors of the Corporation are hereby authorized to vary the provisions of paragraph 1 above to refer to such amended or modified name prior to delivery of Articles of Amendment to the Director for endorsement by articles contemplated herein;

3. the Board of Directors of the Corporation, may pursuant to Section 173(2) of the *Canada Business Corporations Act* revoke this special resolution before it is acted on without further approval of the shareholders; and

4. any officer or director of the Corporation alone be and he is hereby authorized and directed to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered any and all such documents and instruments and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable to fulfil the intent of the foregoing paragraphs of this resolution including, without limitation, the delivery of Articles of Amendment, in duplicate, to the Director under the *Canada Business Corporations Act*.

THIS IS SCHEDULE "G" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

CONSOLIDATION OF COMMON SHARES

BE AND IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Articles of the Corporation, shall, pursuant to Section 173(1)(h) of the *Canada Business Corporations Act*, be amended by providing that the issued and outstanding common shares of the Corporation and the common shares reserved for issuance against options, warrants or other convertible or exchangeable securities outstanding at such time, be consolidated on a minimum one-for-five basis up to a maximum, on a one-for-ten basis, for each issued common share (the "Stock Consolidation"), to be implemented as the Board of Directors may determine;

2. the Board of Directors, in its sole discretion, is authorized to implement a division ratio within the range set out in paragraph 1 above, but in no case shall the Stock Consolidation be implemented after the date which is the earlier of 12 months from the passing of this special resolution and the next annual meeting of shareholders of the Corporation;

4. the Board of Directors of the Corporation may pursuant to Section 173(2) of the *Canada Business Corporations Act* revoke this special resolution before it is acted on without further approval of the shareholders; and

5. any officer alone or any director alone be and is hereby authorized and empowered to do all acts and things and to sign and execute all documents and instruments in writing on behalf of the Corporation as may be considered necessary or advisable to give full force and effect to the foregoing, including the execution and delivery of Articles of Amendment to the Director under the *Canada Business Corporations Act*.

THIS IS SCHEDULE "H" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

CONTINUANCE UNDER THE LAWS OF BERMUDA

BE AND IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the continuance of the Corporation under the Companies Act 1981 of Bermuda (the "Act") as if the Corporation had been incorporated under the Act is hereby approved;

2. the Corporation is hereby authorized to make application to the Bermuda Monetary Authority for authorization to continue under the Act;

3. the Corporation is hereby authorized to make application under the laws of the Act for a Memorandum of Continuance continuing the Corporation thereunder;

4. a Memorandum of Continuance and a Certificate of Continuance shall be submitted and the filing of the said memorandum and certificate in accordance with the Act is hereby confirmed and approved;

4. any officer or director of the Corporation is hereby authorized and directed on behalf of the Corporation to sign, execute and deliver all documents and to do all things necessary or advisable in connection with the continuance of the Corporation under the Act; and

5. the Board of Directors of the Corporation may pursuant to Section 188(6) of the *Canada Business Corporations Act* abandon the application for continuance without further approval of the shareholders.

THIS IS SCHEDULE "I" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

TEXT OF SECTION 190 OF CANADA BUSINESS CORPORATIONS ACT

(1) **Rights of dissenting shareholders** – Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

- (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;
- (b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;
- (c) amalgamate otherwise than under section 188;
- (d) be continued under section 188;
- (e) sell, lease or exchange all or substantially all its, property under subsection 189(3); or
- (f) carry out a going-private transaction or squeeze-out transaction.

(2) **Further right** – A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) **If one class of shares** – The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) **Payment for shares** – In addition to any other right he may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) **No partial dissent** – A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) **Objection** – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) **Notice of resolution** – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) **Demand for payment** – A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

- (a) the shareholder's name and address;
- (b) the number and class of shares in respect of which the shareholder dissents; and
- (c) a demand for payment of the fair value of such shares.

(8) **Share certificate** – A dissenting shareholder shall, within thirty days after sending a notice under subsection (7) send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) **Forfeiture** – A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) **Endorsing certificate** – A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) **Suspension of rights** – On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where,

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12);
(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice; or
(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6), or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9),

in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12) **Offer to pay** – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or
(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) **Same terms** – Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) **Payment** – Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) **Application to court to fix fair value** – Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) **Shareholder application to court** – If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) **Venue** – An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) **No security for costs** – A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) **Parties** – On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) **Powers of Court** – On an application to the court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(21) **Appraisers** – A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) **Final order** – The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

(23) **Interest** – A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) **Notice that subsection (26) applies** – If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that is unable lawfully to pay dissenting shareholders for their shares.

(25) **Effect where subsection (26) applies** – If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may,

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) **Limitation** – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

1994, c. 243, s. 23

THIS IS SCHEDULE “J” ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

UNGAVA MINERALS CORP.

By-Law No. 1

A by-law relating generally to the transaction of the

business and affairs of the Corporation

Effective April 10, 2002

TABLE OF CONTENTS

Page

UNGAVA MINERALS CORP.

BY-LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of the Corporation.

SECTION ONE – INTERPRETATION

1.01 Definitions.

In this by-law and all other by-laws of the Corporation, unless the context otherwise requires:

"Act" means the *Canada Business Corporations Act* and regulations thereunder, and any statute or regulation that may be substituted therefore, as from time to time amended and, in the case of such substitution, any references in the by-laws of the Corporation to provision of the Act or regulations thereunder shall be read as references to the substituted provisions in the new statute, statutes or regulations;

"appoint" includes "elect" and vice versa;

"articles" means the board of directors of the Corporation;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"cheque" includes a draft;

"Corporation" means Ungava Minerals Corp.;

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Canada) as from time to time amended;

"recorded address" means, in the case of a shareholder, his address as recorded in the securities register of the Corporation and, in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;

"resident Canadian" means an individual who is:

(a) a Canadian citizen ordinarily resident in Canada;

(b) a Canadian citizen not ordinarily resident in Canada who is a member of a prescribed class of persons; or

(c) a permanent resident, within the meaning of the Immigration Act and ordinarily resident in Canada, except a permanent resident who has been ordinarily resident in

Canada for more than one year after the time at which he first became eligible to apply for Canadian citizenship;

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by or pursuant to section 2.04.

1.02 General.

Save as aforesaid, words and expressions defined the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, partnership, association, body corporate or personal representative.

SECTION TWO – BUSINESS OF THE CORPORATION

2.01 Registered Office.

The registered office of the Corporation shall be in Calgary, Alberta at such place and address as determined from time to time by the directors.

2.02 Corporate Seal.

The Corporation may, but need not, adopt a corporate seal, and may change a corporate seal that is adopted. Any corporate seal adopted for the Corporation shall be such as the board of directors may by resolution from time to time approve.

2.03 Financial Year.

Until changed by the board, the financial year of the Corporation shall end on the last day of December in each year.

2.04 Execution of Instruments.

Contracts, documents or instruments in writing signed on behalf of the Corporation by any director, the chairman, the chief executive officer, the president, any executive vice president, senior vice president or vice president, the secretary, the treasurer, the controller or any assistant secretary or any other office created by by-law or by the board shall be binding upon the Corporation without any further authorization or formality. The board may from time to time appoint any director or directors, or nay officer or officers, or nay other person or persons, on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation, if any, may be affixed to contracts, documents and instruments in writing signed as aforesaid or by any director or directors, officer or officers, other person or persons, appointed as aforesaid by the board of directors but any such contract, document or instrument is not invalid merely because the corporate seal, if any, is not affixed thereto.

The term "contracts, documents or instruments in writing" as used in this by-law shall include security certificates, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations and conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures or other securities and all paper writings,

The signature or signatures of any duly appointed directors or officers of the Corporation or of any other person or persons, appointed as aforesaid by the board of directors may be printed, engraved, lithographed or otherwise mechanically or electronically reproduced on nay contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation on which the signature or signatures of any one or more of the foregoing directors or officers or other persons authorized as aforesaid is so reproduced shall be deemed to have been manually signed and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that any such director, officer or other person whose signature is so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instrument in writing or bonds, debentures or other securities of the Corporation.

2.05 Voting Rights in Other Bodies Corporate.

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.06 Division.

The board may cause the business and operation of the Corporation or nay part thereof to be divided into one or more divisions upon such basis, including without limitation, types of business or operations, geographical territories, product lines or goods or services as the board may from time to time consider appropriate. In particular, the board shall authorize any material subdivision, consolidation or reorganization of the business and operations of the Corporation or any part thereof.

2.07 Information Available to Shareholders.

Subject to the provisions of the Act, no shareholder shall be entitled to any information respecting any details or conduct or the Corporation's business which, in the opinion of the board, is privileged or confidential or would be inexpedient in the interest of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or authorized by the board or by resolution passed at a meeting of shareholders.

SECTION THREE – BORROWING AND SECURITIES

3.01 Banking Arrangements.

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

3.02 Borrowing Power.

Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles of the Corporation, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantees of the Corporation, whether secured or unsecured;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.03 Delegation.

The board may from time to time delegate to a committee of the board, a director or an officer of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act to such extent and in such manner as the board may determine at the time of such delegation.

SECTION FOUR – DIRECTORS

4.01 Number of Directors.

Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided for in the articles.

4.02 Qualification.

No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder of the Corporation. Unless otherwise required by the Act, at least twenty-five percent of the directors shall be resident Canadians. However, subject to the Act, if the Corporation at any time has less than four directors, at least one director shall be a resident Canadian. The board may declare vacant the office of any director who is incapacitated or unqualified.

4.03 Election and Term.

The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the director or the shareholders otherwise determine. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. The election of directors shall be by ordinary resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04 Removal of Directors.

Subject to the Act, the shareholders may by resolution passed a t meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.

4.05 Vacation of Office.

A director ceases to hold office when he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later. A resignation need not be accepted in order to be effective.

4.06 Vacancies.

Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure of the shareholders to elect the number or minimum number of directors provided for in the articles.

4.07 Action by the Board.

The board shall manage, or supervise the management of, the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to sections 4.08 and 4.09) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the reaming directors may exercise all the powers of the board so long as a quorum remains in office.

4.08 Canadian Directors Present at Meetings.

Unless otherwise required by the Act, the board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least twenty-five percent of the directors present are resident Canadians or, if the Corporation has fewer than four directors, at least one of the directors is a resident Canadian, except where:

(a) a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communications facilities the business transacted at the meeting; and

(b) the required number of resident Canadians would have been present had that director been present at the meeting.

4.09 Meeting by Telephone and Other Means.

Subject to the Act, if all the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.10 Place of Meetings.

Meetings of the board may be held at any place in or outside Canada.

4.11 Calling of Meetings.

Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the chief executive officer, the president or any two directors may determine.

4.12 Notice of Meeting.

Notice of the time and place of each meeting of the board shall be given in the manner provided in section Eleven to each director no less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c) issue securities;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation;

(f) pay a commission for the sale of shares;

(g) approve a management proxy circular;

(h) approve a take-over bid circular or directors' circular;

(i) approve any annual financial statements; or

(j) adopt, amend or repeal by-laws.

A director may (whether before or after a meeting) and in any manner waive notice of, or otherwise consent to, a meeting of the board.

4.13 First Meeting of New Board.

Provided a quorum of directors is present, each newly elected board may, without notice, hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.14 Adjourned Meeting.

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

4.15 Regular Meetings.

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16 Chairman.

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, chief executive officer or president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.17 Quorum.

Subject to section 4.08, the quorum for the transaction of business at any meeting of the board shall consist of three directors or such greater number of directors as the board may from time to time determine.

4.18 Votes to Govern.

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

4.19 Conflict of Interest.

A director or officer of the Corporation who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation, or is a director or an officer, or an individual acting in a similar capacity of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose the nature and extent of such interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director to the Corporation shall vote on any resolution to approve such contract or transaction but each director may be counted to determine the presence of a quorum at the meeting of directors where such vote is being taken.

No director shall be disqualified by his office from contracting with the Corporation nor shall any contract or arrangement entered into by or on behalf of the Corporation with any director or in which any director is in any way interested be liable to be voided, nor shall any director so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship thereby established; provided that the director shall have complied with the provisions of the Act.

4.20 Remuneration and Expenses.

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or nay committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefore.

SECTION FIVE – COMMITTEES

5.01 Committees of the Board.

The board may appoint such committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.02 Transaction of Business.

The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of committees may be held at any place in or outside Canada.

5.03 Advisory Bodies.

The board may from time to time appoint such advisory bodies as it may deem advisable.

5.04 Procedure.

Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum, at not less than a majority of its members, to elect its chairman and to regulate its procedure.

5.05 Members.

The board may, from time to time, remove and appoint members of any committee as it sees fit.

5.06 Minutes.

Any committee shall keep regular minutes of its proceedings and shall report all its actions to the board at the meeting of the board next succeeding such action.

SECTION SIX – OFFICERS

6.01 Appointment.

The board may from time to time appoint a chairman, a chief executive officer and a president (each of whom shall be a director), one or more vice presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer, a controller and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to section 6.02 and 6.03, an officer may, but need not be, except as required by this section, a director and one person may hold more than one office.

6.02 Chairman of the Board.

The chairman shall preside at all meetings of the board and shareholders. The chairman shall have such other powers and duties as the board may specify.

6.03 Chief Executive Officer.

The chief executive officer shall be the executive head of the Corporation and shall have general supervision over its business and affairs and over the other officers of the Corporation, and shall be responsible to the board. During the absence or disability of the chairman, the chief executive officer shall preside at all meetings of the board and shareholders.

6.04 President.

The president shall, subject to the authority of the board, have general supervision of the business of the Corporation and shall have such powers and duties as the board may specify from time to time. During the absence or inability of the chief executive officer, his duties may be performed and his powers may be exercised by the president. If the president exercises any such duty or power, the absence or inability of the chief executive officer shall be presumed with reference thereto. During the absence or disability of the chairman and the chief executive officer, the president shall preside at all meetings of the board and shareholders.

6.05 Vice President.

A vice president shall have such powers and duties as the board or the president may specify. During the absence or inability of the president, his duties may be performed and his powers may be exercised by a vice president save that no vice president shall preside at a meeting of the board or at a meeting of the shareholders who is not qualified to attend the meeting as a director or shareholder, as the case may be. If a vice president exercises any such duty or power, the absence or inability of the president shall be presumed with reference thereto.

6.06 Secretary.

The secretary shall attend and be the secretary of all meetings of the board and shareholders and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board, the chief executive officer or the president may specify.

6.07 Treasurer.

The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the board. The treasurer shall disburse the funds of the Corporation as may be ordered by the board, taking proper vouchers for such disbursements, and shall render to the chief executive officer, the president and the board, at its regular meetings, or when the board so requires, an account of all substantial transactions related to the financial condition of the Corporation. If required by the board, he shall give the Corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the board for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of

his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

6.08 Controller.

The controller shall be the principal accounting officer of the Corporation and shall have charge of all books and accounting relating to assets, liabilities, receipts, disbursements, revenues and expenditures and be responsible for all internal and external reporting requirements of the Corporation. In general, the controller shall be responsible for all duties incident to the office of the principal accounting officer of the Corporation and have such other powers and duties as the board, the chief executive officer or the president may specify.

6.09 Powers and Duties of Other Officers.

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board, the chief executive officer or the president otherwise directs.

6.10 Variation of Powers and Duties.

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.11 Term of Office.

The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract or in law. Otherwise, each officer appointed by the board shall hold office until his successor is appointed, or until his earlier resignation or death.

6.12 Conflict of Interest.

An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 4.19.

6.13 Agents and Attorneys.

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

6.14 Fidelity Bonds.

The board may require such officers, employees and agents of the Corporation, as the board deems advisable, to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

SECTION SEVEN -- PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 Limitation of Liability.

Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, including reliance in good faith on:

(a) financial statements of the Corporation represented to the director by an officer of the Corporation or in a written report of the auditor of the Corporation fairly to reflect the financial condition of the Corporation; or

(b) a report of a person whose profession lends credibility to a statement made by the professional person.

Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgement or oversight on his part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02 Indemnity.

Subject to the provisions of the Act, the Corporation shall indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by the individual in respect of any civil, criminal, administrative or investigative action or other proceeding in which the individual is involved because of that association with the Corporation or other entity if, exercising the care, diligence and skill that a reasonably prudent person would exercise

in comparable circumstances: (a) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. The Corporation shall also indemnify any such person in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law to the extent permitted by the Act or law.

7.03 Advance of Costs.

The Corporation may advance moneys to any director, officer or other individual for the costs, charges and expenses of a proceeding referred to in section 7.02. The individual, however, shall repay the moneys to the Corporation if the individual does not fulfil the conditions set out in subsection 7.02 (a) and, as applicable, subsection 7.02 (b).

7.04 Insurance.

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.02 against any liability incurred by him in his capacity as a director or officer of the Corporation or of another body corporate where he acts or acted in that capacity at the Corporation's request.

SECTION EIGHT – SHARES

8.01 Allotment of Shares.

Subject to the Act and the articles, the board may from time to time issue or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 Commissions.

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 Registration of Transfer.

Subject to the Act, no transfer of a share shall be registered in the Corporation's securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective, upon payment of all applicable taxes and any reasonable fees prescribed by the board.

8.04 Transfer Agents and Registrars.

The board may from time to time appoint one or more agents to maintain, in respect of each class of shares of the Corporation issued by it, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

8.05 Non-recognition of Trusts.

Subject to the Act, and any other applicable legislation or regulation, the Corporation may treat the registered holder of any share a the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.06 Share Certificates.

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written certificate of acknowledgement of his right to obtain a share certificated, stating the number and class or series of shares he3ld by him as shown on the securities register. Such certificates shall be in such form as the board may from time to time approve. Any such certificate shall be signed in accordance with section 2.04 and need not be under the corporate seal; provided, that, unless the board otherwise determines, certificates in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of a certificate which is not valid unless countersigned by or on behalf of a transfer agent and/or registrar, and in the case of a certificate which does not require a manual signature under the Act, the signatures of both signing officers, may be printed mechanically reproduced in facsimile thereon. Every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.07 Replacement of Share Certificates

The board of any officer or agent designated by the board may, in its or his discretion, direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.08 Joint Holders.

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.09 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION NINE – DIVIDENDS AND RIGHTS

9.01 Dividends.

Subject to the Act, the board may, from time to time, declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02 Payment of Dividends.

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, or by electronic funds transfer to the bank account designated by a registered holder of shares of the class or series in respect of which it has been declared. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is no p[aid on due presentation, or the electronic funds transfer as aforesaid shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withholder.

9.03 Non-receipt of Cheques.

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue, or cause to be issued, to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board or dividend disbursing agent may from time to time prescribe, whether generally or in any particular case.

9.04 Record Date for Dividends and Rights.

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend r to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05 Unclaimed Dividends.

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION TEN – MEETINGS OF SHAREHOLDERS

10.01 Annual Meetings.

The annual meeting of shareholders shall be held at such time in each year and at such place in Canada as the board may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02 Special Meetings.

The board shall have power to call a special meeting of shareholders at any time. Any such special meeting of shareholders shall be held at such time and at such place in Canada as the board may determine.

10.03 Participation in Meetings by Electronic Means.

Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act and regulations thereunder, if any, by means of a telephone, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation, in its sole discretion, makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.

10.04 Meetings Held by Electronic Means

If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held, in accordance with the Act and regulations thereunder, if any, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

10.05 Notice of Meetings.

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in section Eleven not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more share carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgement thereon and shall state the text of any special resolution to be submitted to the meeting.

10.06 List of Shareholders Entitled to Notice.

Subject to applicable legislation or regulation, for meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.07, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where not such notice s given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

10.07 Record Date for Notice.

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall be given not less than seven days before such record date, by newspaper advertisement in the manner provided in the Act, and by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading. If no record ate is so fixed, the record date for determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

10.08 Waiver of Notice.

A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.09 Omission of Notice.

The accidental omission to give notice of any meeting or any irregularity in the notice of any meeting or the non-receipt of any notice by any shareholder or shareholders, director or directors or the auditor of the Corporation shall not invalidate any resolution or any proceedings taken at any meeting of shareholders.

10.10 Chairman, Secretary and Scrutineers.

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairman of the board, chief executive officer, president or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.11 Persons Entitled to be Present.

The only person entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.12 Quorum.

Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a proxyholder or representative for a shareholder so entitled, and together holding or representing by proxy not less than twenty-five percent (25%) of the outstanding shares of the Corporation entitled to vote at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business. If a quorum is not present at the opening of the adjourned shareholders meeting, the shareholders and proxyholders present shall be deemed to constitute a quorum and duly authorized and entitled to transact shareholders business.

10.13 Right to Vote.

Subject to applicable legislation or regulation, every person named in the list referred to in section 10.06 shall be entitled to vote the shares shown thereon opposite his name at the meeting to which such list relates, except to the extent that (a) where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date, or where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his shares after the date on which such list is prepared, and (b) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list. In any such excepted case the transferee shall be entitled to vote the transferred shares at such meeting.

10.14 Proxyholders and Representatives.

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as his representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act.

Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it cold exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting. A proxy is valid only at the meeting in respect of which it is given or any adjournment thereof.

If the shareholder of record be deceased, his personal representative, upon filing with the secretary of the meeting sufficient proof of his appointment, shall be entitled to exercise the same voting rights at any meeting of shareholders as the shareholder of record would have been entitled to exercise if he were living.

Any such proxyholder or representative need not be a shareholder.

10.15 Time for Deposit of Proxies.

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been specified in such notice, it has been received by the secretary of the Corporation or by the chairman f the meeting or any adjournment thereof prior to the time of voting.

The board may from time to time make regulations regarding the lodging of proxies at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such proxies to be provided before the meeting or adjourned meeting to the Corporation or any agent of the Corporation for the purpose of receiving such particulars and providing that proxies so lodged may be voted upon as though the proxies themselves were produced

at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The chairman of any meeting of shareholders may, subject to any regulations made as aforesaid, in the chairman's discretion accept any legible form of communication notwithstanding that no proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such communication accepted by the chairman of the meeting shall be valid and shall be counted.

10.16 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

10.17 Votes to Govern.

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

10.18 Show of Hands.

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, or by such other indication of a vote made by means of the telephonic, electronic or other communication facility, if any, that the Corporation has made available for the purpose, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or note carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.19 Ballots.

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct including, wholly or partially by indication of a vote by means of telephonic, electronic or other communication facility, if any, that the Corporation has made available for the purpose, unless a ballot thereon is required or demanded as hereinafter provided. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.20 Adjournment.

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

Any business may be brought before or dealt with at any adjourned meeting for which no notice is required which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

10.21 Resolution in Writing.

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

10.22 Only One Shareholder.

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

SECTION ELEVEN – NOTICES

11.01 Method of Giving Notices.

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act or the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication or if an electronic document is provided in accordance with section Twelve of this by-law. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch; and a notice so sent by means of an electronic document shall be deemed to have been given upon receipt of reasonable confirmation of transmission to the designated information system indicated by the person entitled to receive such notice. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

11.02 Notice to Joint Shareholders.

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

11.03 Computation of Time.

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.04 Undelivered Notices.

If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

11.05 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board of the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice of otherwise founded thereon.

11.06 Persons Entitled by Death or Operation of Law.

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of this entitlement prescribed by the Act.

11.07 Waiver of Notice.

Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner.

11.08 Signature to Notices.

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, mechanically reproduced, electronically reproduced or printed or partly written, stamped, mechanically reproduced, electronically reproduced or printed.

11.09 Proof of Service.

With respect to every notice or other document sent by post it shall be sufficient to proved that the envelope or wrapper containing the notice or other document was properly addressed as provided in this by-law and put into a post office or into a letter box. With respect to every notice or other document sent as electronic document it shall be sufficient to prove that the electronic document was properly addressed to the designated information system as provided in this by-law and sent by electronic means. A certificate of an officer of the Corporation or of a transfer officer of any transfer agent or branch transfer agent or shares of any class of the Corporation as to facts in relation to the sending or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

SECTION TWELVE – ELECTRONIC DOCUMENTS

12.01 Creation and Provision of Information.

Unless the Corporation's articles otherwise provide, and subject to and in accordance with the provisions of the Act and the regulations thereunder and this section, the Corporation may satisfy any requirement under the Act and the regulations thereunder to create or provide a notice, document or other information to any person by the creation or provision of an electronic document. Except as provided for in the Act, "electronic document" means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person by any means.

12.02 Consent and Other Requirements.

Notwithstanding the foregoing section 12.01, a requirement under the Act or the regulations thereunder to provide a person with a notice, document or other information shall not be satisfied by the provision of an electronic document unless:

(a) the addressee has consented, in accordance with the Act and the regulations thereunder, and has designated an information system for the receipt of the electronic document; and

(b) the electronic document is provided to the designated information system, unless the Regulations provide otherwise.

The term "information system" means a system used to generate, send, receive, store or otherwise process an electronic document.

SECTION THIRTEEN – MISCELLANEOUS

13.01 Invalidity of any Provisions of this By-law.

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

SECTION FOURTEEN – REPEAL AND COMING INTO FORCE

14.01 Effective Date.

Subject to its confirmation by the shareholders in accordance with the Act, this by-law shall come into force on the date approved by the directors.

14.02 Repeal.

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law provided that such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed by the directors under the provisions of this by-law or the Act until their successors are appointed.

ENACTED the 10th day of April, 2002.

____________________________ ____________________________

President Secretary

Certified to be a true copy of B-Law No.1 of Ungava Minerals Corp. which was duly enacted at a meeting of the Board of Directors of the Company held on the 10th day of April, 2002, and was subsequently sanctioned by a majority of the votes of the Shareholders of the Corporation cast at a meeting of the Shareholders duly called for the purposes of considering such by-law held on the 10th day of May, 2002.

____

Secretary

THIS IS SCHEDULE "K" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

APPROVAL OF NEW BY-LAW NO. 1

BE IT RESOLVED, AS A RESOLUTION THAT:

1. new By-Law No. 1 of the Corporation, being a by-law relating generally to the transaction of the business and affairs of the Corporation, enacted by the Board of Directors on April 4, 2002, is hereby confirmed without amendment; and

2. the repeal of General By-Law No. 1A is hereby confirmed.

THIS IS SCHEDULE "L" ATTACHED TO AND MADE A PART OF THE INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF UNGAVA MINERALS CORP. TO BE HELD ON MAY 10, 2002 AND ANY ADJOURNMENT THEREOF

RATIFICATION OF ACTS OF DIRECTORS AND OFFICERS

BE IT RESOLVED AS A RESOLUTION THAT:

1. notwithstanding (i) any failure to properly convene, constitute, proceed with, hold or record any meeting of the board of directors or shareholders of the Corporation for any reason whatsoever, including, without limitation, the failure properly to waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of directors; or (ii) any failure to pass any resolution of the directors or shareholders of the Corporation or any by-law of the Corporation for any reason whatsoever, all by-laws, approvals, appointments, elections, resolutions, contracts, acts and proceedings, enacted, passed, made, done or taken since the last annual meeting of the shareholders the Corporation held on June 10, 1997 (the "Annual Meeting") as set forth or referred to in the minutes of the meetings, or resolutions of the board of directors or shareholders of the Corporation or other documents contained in the minute and record book of the Corporation, or in the financial statements of the Corporation, and all actions heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and

2. without limiting the generality of paragraph 1 above, all prior by-laws, resolutions, contracts, acts and proceedings of the board of directors of the Corporation enacted, passed, made, done or taken previously as set forth or referred to in the minutes or the meetings and resolutions of the board of directors in the minute and record book of the Corporation or in the financial statements of the Corporation, are hereby approved, ratified and confirmed.

UNGAVA MINERALS CORP.

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Ungava Minerals Corp. hereby appoints Glen Erikson, President, whom failing, W.R. Lincoln Torrance, Director, whom failing, ________________________ as nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual and special meeting of the shareholders of the Corporation to be held May 10, 2002 and at any adjournment(s) thereof and without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted as indicated on the reverse side of this proxy.

This proxy will be voted and where a choice is specified, will be voted as directed. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO ON THE REVERSE SIDE HEREOF.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES ABOVE.

DATED this ________ day of ____________________, 2002.

____
Signature of Shareholder

____
Name of Shareholder (print)

____
Number of Shares

(See Over)

NOTE:

(a) A person appointed as nominee to represent a shareholder need not be a shareholder.

(b) Where this proxy is signed by a corporation, its corporate seal must be affixed.

FOR ☐ or WITHHOLD VOTE ☐ to fix the number of directors of the Corporation at four (4).

FOR ☐ or WITHHOLD VOTE ☐ the election of directors nominated by management as set forth in the Management Information Circular.

FOR ☐ or WITHHOLD VOTE ☐ authorizing the appointment of Wasserman Ramsay, Chartered Accountants, as auditors for the Corporation and authorizing the directors of the Corporation to fix their remuneration.

FOR ☐ or AGAINST ☐ the resolution to approve the adoption of a Shareholders Rights Plan.

FOR ☐ or AGAINST ☐ the resolution authorizing the issuance of common shares to settle debts of up to $1,000,000;

FOR ☐ or AGAINST ☐ the resolution to ratify and confirm the creation and issuance of 10,000,000 7½% Cumulative Redeemable Retractable Convertible Non-Voting Participating Preferred Shares, Series 1.

FOR ☐ or AGAINST ☐ the resolution authorizing the board of directors to proceed with certain private placement financings during the coming year.

FOR ☐ or AGAINST ☐ the special resolution to amend the Articles of the Corporation to change the name of the Corporation to Ungava Resources Inc.

FOR ☐ or AGAINST ☐ the special resolution to approve the consolidation of the outstanding common shares of the Corporation, as may be determined by the board of directors.

FOR ☐ or AGAINST ☐ the special resolution to authorize the Corporation to change its domicile from Canada to Bermuda.

FOR ☐ or AGAINST ☐ the resolution to confirm the enactment of a new By-law No. 1.

FOR ☐ or AGAINST ☐ the resolution to ratify all prior acts of the directors and officers of the Corporation.

UNGAVA MINERALS CORP.
Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

17 April 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

UNGAVA MINERALS AGAIN DECLARES CANADIAN ROYALTIES INC. IN DEFAULT OF OPTION AND JOINT VENTURE AGREEMENT

Ungava Minerals Corp. ("UMC") on April 17, 2002 sent notice to Canadian Royalties Inc. ("CRI") that CRI was in default of their option and joint venture Agreement dated as of January 12, 2001, respecting UMC's property in the Ungava Trough, Québec.

The Agreement of January 12, 2001 provides that CRI shall deliver copies of all reports and the like as same become available. The Agreement also provides that time is of the essence of the Agreement. CRI is in default of timely delivery of the Technical Report dated February 20, 2002, written by Plante and Keast as well as the Report on Assays of Rock Samples of Mungall dated 2001 and the Report of Wares titled Updated Technical Report on the Expo Ungava And Phoenix Properties, dated 2001.

The Company has given CRI notice identifying its arbitrator to arbitrate the default of Agreement which was the subject of the Company's April 10, 2002 Press Release. The Company intends that the defaults of CRI herein disclosed will also be submitted to arbitration.

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 **REPORTING ISSUER**

Ungava Minerals Corp., Box 185 Port Credit Postal Station, Ontario

ITEM 2 **DATES OF MATERIAL CHANGE**

April 17, 2002

ITEM 3 **PUBLICATION OF THE MATERIAL CHANGE**

Press Release dated 17 April 2002 released at Toronto, Ontario for publication across Canada.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See copy of Press Release attached.

ITEM 5 **FULL DESCRIPITON OF MATERIAL CHANGE**

On April 17, 2002, the Company gave written notice to Canadian Royalties Inc. ("CRI") that it was in default of the obligation of timely delivery of reports prepared respecting the optioned property. The Agreement of January 12, 2001 provides that time is of the essence of the agreement. The Company believes that the default of CRI constitutes a fundamental breach of the Agreement which can result in an arbitration decision that the Agreement is terminated.

ITEM 6 **REPORT FILED ON A CONFIDENTIAL BASIS**

Not applicable

ITEM 7 **OMITTED INFORMATION**

Not applicable

ITEM 8 **SENIOR OFFICERS**

Inquiries may be directed to Glen Erikson, President and CEO of the Company, (416) 897-5511

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material changes referred to herein.

Toronto, Ontario
18 April 2002

"Glen Erikson"
GLEN ERIKSON

UNGAVA MINERALS CORP.
Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

17 April 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

UNGAVA MINERALS AGAIN DECLARES CANADIAN ROYALTIES INC. IN DEFAULT OF OPTION AND JOINT VENTURE AGREEMENT

Ungava Minerals Corp. ("UMC") on April 17, 2002 sent notice to Canadian Royalties Inc. ("CRI") that CRI was in default of their option and joint venture Agreement dated as of January 12, 2001, respecting UMC's property in the Ungava Trough, Québec.

The Agreement of January 12, 2001 provides that CRI shall deliver copies of all reports and the like as same become available. The Agreement also provides that time is of the essence of the Agreement. CRI is in default of timely delivery of the Technical Report dated February 20, 2002, written by Plante and Keast as well as the Report on Assays of Rock Samples of Mungall dated 2001 and the Report of Wares titled Updated Technical Report on the Expo Ungava And Phoenix Properties, dated 2001.

The Company has given CRI notice identifying its arbitrator to arbitrate the default of Agreement which was the subject of the Company's April 10, 2002 Press Release. The Company intends that the defaults of CRI herein disclosed will also be submitted to arbitration.

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - THREE MONTHS ENDED FEBRUARY 28, 2002
(with comparative figures for the year ended November 30, 2001)

UNAUDITED - SEE NOTICE TO READER

	2002	2001
ASSETS		
Mineral resource properties *(Note 3)*	17,301	17,301
	$ 17,301	$ 17,301
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 4)*	$ 309,329	$ 258,229
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 6)*	3,702,744	3,702,744
Deficit	(3,994,772)	(3,943,672)
	(292,028)	(240,928)
	$ 17,301	$ 17,301

See Status of Operations Note 1

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

THREE MONTHS ENDED FEBRUARY 28, 2002
(With comparative figures for three months ended February 28, 2001)

UNAUDITED - SEE NOTICE TO READER

	Current and YTD 2002	2001
Revenue:		
Gain on sale of marketable securities	$ -	$ 5,106
Expenses:		
Depreciation expense	-	2,499
Operating, administrative and general *(Note 4(a))*	51,100	26,800
	51,100	29,299
Net loss for the period	$ (51,100)	$ (24,193)
Loss per share	$ -	$ -

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at February 28, 2002 and the interim consolidated statements of operations, deficit and cash flows for the three months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
April 29, 2002

Wasserman Ramsay
Chartered Accountants

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

THREE MONTHS ENDED FEBRUARY 28, 2002
(With comparative figures for three months ended February 28, 2001)

UNAUDITED - SEE NOTICE TO READER

	Current and YTD 2002	2001
Deficit, beginning of period	$(3,943,672)	$ (3,757,372)
Net loss for the period	(51,100)	(24,193)
Deficit, end of period	$(3,994,772)	$ (3,781,565)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED FEBRUARY 28, 2002
(With comparative figures for three months ended February 28, 2001)

UNAUDITED - SEE NOTICE TO READER

	Current and YTD 2002	2001
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the period	$ (51,100)	$ (24,193)
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	-	(5,106)
Depreciation	-	2,499
Net change in non-cash working capital items	51,100	21,265
	-	(5,535)
Investing:		
Proceeds from sale of marketable securities	-	5,535
Net change in cash during and end of the period and cash end of period	$ -	$ -

See the accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 28, 2002
(with comparative figures for the year ended November 30, 2001)

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., Ungava Capital Inc. North American Titanium Inc. and 1222256 Ontario Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At February 28, 2002 the Company has a working capital deficiency of $309,329 (2001 - $258,229). The Company has been able to discharge its liabilities by securing cash advances from a director (see note 4). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(iv) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

(v) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 28, 2002
(with comparative figures for the year ended November 30, 2001)

UNAUDITED - SEE NOTICE TO READER

3. Mineral resource properties:

	2002	2001
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty.

All properties of the Company are subject to a 2% net smelter returns royalty which under contracts may be acquired by Canadian Royalties Inc.

4. Related party transactions and balances:

a) The Company has entered into a management agreement with a director for fees of $16,667 per month. The agreement expires September 30, 2008. Included under operating, administrative and general expenses is $50,000 (2001 - $119,333) related to this agreement.

b) All of the capital assets purchased during a prior year were purchased from an individual who is an officer, director and shareholder.

c) Included in accounts payable is $180,853 (2001 - $130,853) due to a director of the Company on accounts of management fees (as disclosed above) and in advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

5. Commitments:

The Company is committed to paying management and consulting fees (as disclosed in Note 4(a) above) in each of the fiscal years ending November 30, as follows:

2002	$ 200,000
2003	200,000
2004	200,000
2005	200,000
2006	200,000
2007 and subsequent	366,674
	$ 1,366,674

6. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance February 28, 2002 and November 30, 2001	18,204,190	$ 3,702,744

No shares were issued during the period.

8. Stock options and share purchase warrants:

As at February 28, 2002 there are 950,000 (2001 - 950,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

9. Income taxes:

The Company has available approximately $1,628,236 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - THREE MONTHS ENDED FEBRUARY 28, 2002
(with comparative figures for the year ended November 30, 2001)

UNAUDITED - SEE NOTICE TO READER

	2002	2001
ASSETS		
Mineral resource properties *(Note 3)*	17,301	17,301
	$ 17,301	$ 17,301
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 4)*	$ 309,329	$ 258,229
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 6)*	3,702,744	3,702,744
Deficit	(3,994,772)	(3,943,672)
	(292,028)	(240,928)
	$ 17,301	$ 17,301

See Status of Operations Note 1

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

THREE MONTHS ENDED FEBRUARY 28, 2002
(With comparative figures for three months ended February 28, 2001)

UNAUDITED - SEE NOTICE TO READER

	Current and YTD 2002	2001
Revenue:		
Gain on sale of marketable securities	$ -	$ 5,106
Expenses:		
Depreciation expense	-	2,499
Operating, administrative and general *(Note 4(a))*	51,100	26,800
	51,100	29,299
Net loss for the period	$ (51,100)	$ (24,193)
Loss per share	$ -	$ -

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at February 28, 2002 and the interim consolidated statements of operations, deficit and cash flows for the three months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
April 29, 2002

Wasserman Ramsay
Chartered Accountants

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

THREE MONTHS ENDED FEBRUARY 28, 2002
(With comparative figures for year ended November 30, 2001)

UNAUDITED - SEE NOTICE TO READER

	Current and YTD 2002	2001
Deficit, beginning of period	$(3,943,672)	$ (3,757,372)
Net loss for the period	(51,100)	(186,300)
Deficit, end of period	$(3,994,772)	$ (3,943,672)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED FEBRUARY 28, 2002
(With comparative figures for three months ended February 28, 2001)

UNAUDITED - SEE NOTICE TO READER

	Current and YTD 2002	2001
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the period	$ (51,100)	$ (24,193)
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	-	(5,106)
Depreciation	-	2,499
Net change in non-cash working capital items	51,100	21,265
	-	(5,535)
Investing:		
Proceeds from sale of marketable securities	-	5,535
Net change in cash during and end of the period and cash end of period	$ -	$ -

See the accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 28, 2002
(with comparative figures for the year ended November 30, 2001)

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., Ungava Capital Inc. North American Titanium Inc. and 1222256 Ontario Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At February 28, 2002 the Company has a working capital deficiency of $309,329 (2001 - $258,229). The Company has been able to discharge its liabilities by securing cash advances from a director (see note 4). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(iv) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

(v) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

3. Mineral resource properties:

	2002	2001
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty.

All properties of the Company are subject to a 2% net smelter returns royalty which under contracts may be acquired by Canadian Royalties Inc.

4. Related party transactions and balances:

a) The Company has entered into a management agreement with a director for fees of $16,667 per month. The agreement expires September 30, 2008. Included under operating, administrative and general expenses is $50,000 (2001 - $119,333) related to this agreement.

b) All of the capital assets purchased during a prior year were purchased from an individual who is an officer, director and shareholder.

c) Included in accounts payable is $180,853 (2001 - $130,853) due to a director of the Company on accounts of management fees (as disclosed above) and in advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

5. Commitments:

The Company is committed to paying management and consulting fees (as disclosed in Note 4(a) above) in each of the fiscal years ending November 30, as follows:

2002	$ 200,000
2003	200,000
2004	200,000
2005	200,000
2006	200,000
2007 and subsequent	366,674
	$ 1,366,674

6. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance February 28, 2002 and November 30, 2001	18,204,190	$ 3,702,744

No shares were issued during the period.

8. Stock options and share purchase warrants:

As at February 28, 2002 there are 950,000 (2001 - 950,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

9. Income taxes:

The Company has available approximately $1,628,236 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - FEBRUARY 28, 2001
(with comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	February 28 2001	November 30 2000
ASSETS		
Current		
Marketable securities	$ -	$ 429
Capital assets *(Note 3)*	49,352	51,851
Mineral resource properties *(Note 4)*	17,301	17,301
	$ 66,653	$ 69,581
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 145,474	$ 124,209
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 7)*	3,702,744	3,702,744
Deficit	(3,781,565)	(3,757,372)
	(78,821)	(54,628)
	$ 66,653	$ 69,581

See Status of Operations Note 1

See accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

THREE MONTHS ENDED FEBRUARY 28, 2001
(With comparative figures for the three month period ended February 29, 2000)

UNAUDITED - SEE NOTICE TO READER

	3 month period ended Feb. 28, 2001	3 month period ended Feb. 29, 2000
Revenue:		
Gain on sale of marketable securities	$ 5,106	$ 38,522
Expenses:		
Depreciation expense	2,499	3,269
Operating, administrative and general *(Note 5)*	26,800	28,100
	29,299	31,369
Net income (loss) for the period	$ (24,193)	$ 7,153
Loss per share	$ -	$ -

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at February 28, 2001 and the interim consolidated statements of operations, deficit and cash flows for the three months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
April 26, 2001

Wasserman Ramsay
Chartered Accountants

See accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

THREE MONTHS ENDED FEBRUARY 28, 2001
(With comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	2001	2000
Deficit, beginning of period	$ (3,757,372)	$ (2,547,112)
Net loss for the period	(24,193)	(1,210,260)
Deficit, end of period	$ (3,781,565)	$ (3,757,372)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED FEBRUARY 28, 2001
(with comparatives figures for the three months ended February 29, 2000)

UNAUDITED - SEE NOTICE TO READER

	3 month period ended Feb. 28. ,2001	3 month period ended Feb. 29, 2000
Cash provided by (used in) the following activities:		
Operations:		
Net income (loss) for the period	$ (24,193)	$ 7,153
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	(5,106)	(38,522)
Depreciation	2,499	3,269
Net change in non-cash working capital items	21,265	(13,872)
	(5,535)	(41,972)
Investing:		
Proceeds from sale of marketable securities	5,535	41,972
Net change in cash during the period and cash end of period	$ -	$ -

See accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 28, 2001

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., Ungava Capital Inc. North American Titanium Inc. and 1222256 Ontario Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At February 28, 2001 the Company has a working capital deficiency of $145,474 (2000 - $123,780). The Company has been able to discharge its liabilities by securing cash advances from a director (see note 5). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Automotive equipment	30% declining balance
Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance

(iv) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(v) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

(vi) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 28, 2001

UNAUDITED - SEE NOTICE TO READER

3. Capital assets:

	Cost	Accumulated Amortization	Net 2001	Net 2000
Automotive equipment	$ 31,074	$ 23,285	$ 7,789	$ 8,420
Furniture and fixtures	80,323	41,018	39,305	40,990
Computer equipment	9,333	7,075	2,258	2,441
	$ 120,730	$ 71,378	$ 49,352	$ 51,851

4. Mineral resource properties:

	2001	2000
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty.

All properties of the Company are subject to a 2% net smelter returns royalty which under contracts may be acquired by Canadian Royalties Inc.

5. Related party transactions and balances:

a) The Company has entered into a management agreement with a director for fees of $8,600 per month. The agreement expires December 31, 2001. Included under operating, administrative and general expenses is $25,800 (2000 - $25,800) related to this agreement.

b) Included in accounts payable is $33,319 (2000 - $13,054) due to a director of the Company on accounts of management fees (as disclosed above) and in advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 28, 2001

UNAUDITED - SEE NOTICE TO READER

6. Commitments:

The Company is committed to paying management and consulting fees (as disclosed in Note 5(a) above) in each of the fiscal years ending November 30, as follows:

2001	$ 103,200
2002	8,600
	$ 111,800

7. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance February 28, 2001 and November 30, 2000	18,204,190	$ 3,702,744

No shares were issued during the years.

8. Stock options and share purchase warrants:

As at February 28, 2001 there are 2,300,000 (2000 - 2,300,000) stock options outstanding to directors, officers, consultants and employees exercisable at prices ranging from $0.30 to $1.00 per share, expiring April 1, 2001 and August 26, 2006.

9. Income taxes:

The Company has available approximately $1,459,383 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - AUGUST 31, 2001
(with comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	August 31 2001	November 30 2000
ASSETS		
Current		
Marketable securities	$ -	$ 429
Capital assets *(Note 3)*	44,354	51,851
Mineral resource properties *(Note 4)*	17,301	17,301
	$ 61,655	$ 69,581
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 198,174	$ 124,209
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 7)*	3,702,744	3,702,744
Deficit	(3,839,263)	(3,757,372)
	(136,519)	(54,628)
	$ 61,655	$ 69,581

See Status of Operations Note 1

See accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

NINE MONTHS ENDED AUGUST 31, 2001
(With comparative figures for the nine month period ended August 31, 2000)

UNAUDITED - SEE NOTICE TO READER

	3 month period ended Aug. 31, 2001	Year to date ended Aug. 31, 2001	3 month period ended Aug. 31, 2000	Year to date ended Aug. 31, 2000
Revenue:				
Gain on sale of marketable securities	$ -	$ 5,106	$ -	$ 228,936
Expenses:				
Depreciation expense	2,499	7,497	3,269	9,808
Operating administrative and general *(Note 5)*	26,800	79,500	27,500	83,100
	29,299	86,997	30,769	92,908
Net income (loss) for the period before undernoted item	(29,299)	(81,891)	(30,769)	136,028
Write down of mining claims and related deferred exploration expenditures	-	-	-	1,306,535
Net loss for the period	$ (29,299)	$ (81,891)	$ (30,769)	$ (1,170,507)
Loss per share	$ -	$ -	$ -	$ (0.06)

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at August 31, 2001 and the interim consolidated statements of operations, deficit and cash flows for the nine months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
November 2, 2001

Wasserman Ramsay
Chartered Accountants

See accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

NINE MONTHS ENDED AUGUST 31, 2001
(With comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	2001	2000
Deficit, beginning of period	$ (3,757,372)	$ (2,547,112)
Net loss for the period	(81,891)	(1,210,260)
Deficit, end of period	$ (3,839,263)	$ (3,757,372)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED AUGUST 31, 2001
(with comparatives figures for the nine months ended August 31, 2000)

UNAUDITED - SEE NOTICE TO READER

	3 month period ended Aug. 31, 2001	Year to date ended Aug. 31 ,2001	3 month period ended Aug. 31, 2000	Year to date ended Aug. 31, 2000
Cash provided by (used in) the following activities:				
Operations:				
Net loss for the period	$ (29,299)	$ (81,891)	$ (30,769)	$ (1,170,507)
Add: Items not involving an outlay of cash				
Gain on sale of marketable securities	-	(5,106)	-	(228,936)
Write down of mineral resource properties and exploration expenditures	-	-	-	1,306,535
Depreciation	2,499	7,497	3,269	9,808
Net change in non-cash working capital items	26,800	73,965	27,500	(221,618)
	-	(5,535)	-	(304,718)
Investing:				
Proceeds from sale of marketable securities	-	5,535	-	304,718
Net change in cash during the period and cash end of period	$ -	$ -	$ -	$ -

See accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2001

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., Ungava Capital Inc. North American Titanium Inc. and 1222256 Ontario Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At August 31, 2001 the Company has a working capital deficiency of $198,174 (2000 - $123,780). The Company has been able to discharge its liabilities by securing cash advances from a director (see note 5). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Automotive equipment	30% declining balance
Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance

(iv) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(v) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

(vi) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2001

UNAUDITED - SEE NOTICE TO READER

3. Capital assets:

	Cost	Accumulated Amortization	Net 2001	Net 2000
Automotive equipment	$ 31,074	$ 24,547	$ 6,527	$ 8,420
Furniture and fixtures	80,323	44,388	35,935	40,990
Computer equipment	9,333	7,441	1,892	2,441
	$ 120,730	$ 76,376	$ 44,354	$ 51,851

4. Mineral resource properties:

	2001	2000
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty.

All properties of the Company are subject to a 2% net smelter returns royalty which under contracts may be acquired by Canadian Royalties Inc.

5. Related party transactions and balances:

a) The Company has entered into a management agreement with a director for fees of $8,600 per month. The agreement expires December 31, 2001. Included under operating, administrative and general expenses is $77,400 (2000 - $77,400) related to this agreement.

b) Included in accounts payable is $83,319 (2000 - $13,054) due to a director of the Company on accounts of management fees (as disclosed above) and in advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

6. Commitments:

The Company is committed to paying management and consulting fees (as disclosed in Note 5(a) above) in each of the fiscal years ending November 30, as follows:

2001	$ 103,200
2002	8,600
	$ 111,800

7. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance August 31, 2001 and November 30, 2000	18,204,190	$ 3,702,744

No shares were issued during the years.

8. Stock options and share purchase warrants:

As at August 31, 2001 there are 950,000 (2000 - 2,300,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

9. Income taxes:

The Company has available approximately $1,517,081 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - MAY 31, 2001
(with comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	May 31 2001	November 30 2000
ASSETS		
Current		
Marketable securities	$ -	$ 429
Capital assets *(Note 3)*	46,853	51,851
Mineral resource properties *(Note 4)*	17,301	17,301
	$ 64,154	$ 69,581
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 171,374	$ 124,209
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 7)*	3,702,744	3,702,744
Deficit	(3,809,964)	(3,757,372)
	(107,220)	(54,628)
	$ 64,154	$ 69,581

See Status of Operations Note 1

See accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

SIX MONTHS ENDED MAY 31, 2001
(With comparative figures for the six month period ended May 31, 2000)

UNAUDITED - SEE NOTICE TO READER

	3 month period ended May 31, 2001	Year to date ended May 31, 2001	3 month period ended May 31,2000	Year to date ended May 31, 2000
Revenue:				
Gain on sale of marketable securities	$ -	$ 5,106	$ 190,414	$ 228,936
Expenses:				
Depreciation expense	2,499	4,998	3,270	6,539
Operating administrative and general *(Note 5)*	25,900	52,700	27,500	55,600
	28,399	57,698	30,770	62,139
Net income (loss) for the period before undernoted item	(28,399)	(52,592)	159,644	166,797
Write down of mining claims and related deferred exploration expenditures	-	-	1,306,535	1,306,535
Net loss for the period	$ (28,399)	$ (52,592)	$ (1,146,891)	$ (1,139,738)
Loss per share	$ -	$ -	$ (0.06)	$ (0.06)

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at May 31, 2001 and the interim consolidated statements of operations, deficit and cash flows for the six months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
July 16, 2001

Wasserman Ramsay
Chartered Accountants

See accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

SIX MONTHS ENDED MAY 31, 2001
(With comparative figures for the year ended November 30, 2000)

UNAUDITED - SEE NOTICE TO READER

	2001	2000
Deficit, beginning of period	$ (3,757,372)	$ (2,547,112)
Net loss for the period	(52,592)	(1,210,260)
Deficit, end of period	$ (3,809,964)	$ (3,757,372)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED MAY 31, 2001
(with comparatives figures for the six months ended May 31, 2000)

UNAUDITED - SEE NOTICE TO READER

	3 month period ended May 31, 2001	Year to date ended May 31 ,2001	3 month period ended May 31, 2000	Year to date ended May 31, 2000
Cash provided by (used in) the following activities:				
Operations:				
Net loss for the period	$ (28,399)	$ (52,592)	$ (1,146,891)	$ (1,139,738)
Add: Items not involving an outlay of cash				
Gain on sale of marketable securities	-	(5,106)	(190,414)	(228,936)
Write down of mineral resource properties and exploration expenditures	-	-	1,306,535	1,306,535
Depreciation	2,499	4,998	3,270	6,539
Net change in non-cash working capital items	25,900	47,165	(235,246)	(249,118)
	-	(5,535)	(262,746)	(304,718)
Investing:				
Proceeds from sale of marketable securities	-	5,535	262,746	304,718
Net change in cash during the period and cash end of period	$ -	$ -	$ -	$ -

See accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MAY 31, 2001

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., Ungava Capital Inc. North American Titanium Inc. and 1222256 Ontario Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At May 31, 2001 the Company has a working capital deficiency of $171,374 (2000 - $123,780). The Company has been able to discharge its liabilities by securing cash advances from a director (see note 5). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Automotive equipment	30% declining balance
Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance

(iv) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(v) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

(vi) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MAY 31, 2001

UNAUDITED - SEE NOTICE TO READER

3. Capital assets:

	Cost	Accumulated Amortization	Net 2001	Net 2000
Automotive equipment	$ 31,074	$ 23,916	$ 7,158	$ 8,420
Furniture and fixtures	80,323	42,703	37,620	40,990
Computer equipment	9,333	7,258	2,075	2,441
	$ 120,730	$ 73,877	$ 46,853	$ 51,851

4. Mineral resource properties:

	2001	2000
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty.

All properties of the Company are subject to a 2% net smelter returns royalty which under contracts may be acquired by Canadian Royalties Inc.

5. Related party transactions and balances:

a) The Company has entered into a management agreement with a director for fees of $8,600 per month. The agreement expires December 31, 2001. Included under operating, administrative and general expenses is $51,600 (2000 - $51,600) related to this agreement.

b) Included in accounts payable is $57,519 (2000 - $13,054) due to a director of the Company on accounts of management fees (as disclosed above) and in advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MAY 31, 2001

UNAUDITED - SEE NOTICE TO READER

6. Commitments:

The Company is committed to paying management and consulting fees (as disclosed in Note 5(a) above) in each of the fiscal years ending November 30, as follows:

2001	$ 103,200
2002	8,600
	$ 111,800

7. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance May 31, 2001 and November 30, 2000	18,204,190	$ 3,702,744

No shares were issued during the years.

8. Stock options and share purchase warrants:

As at May 31, 2001 there are 950,000 (2000 - 2,300,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

9. Income taxes:

The Company has available approximately $1,487,782 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.


EQUITY
TRANSFER SERVICES INC.

April 16, 2002

Dear Sir or Madam:

RE: UNGAVA MINERALS CORP.

We are pleased to confirm that copies of the following materials were mailed to shareholders on April 15, 2002

1. Proxy
2. Notice of Annual and Special Meeting of Shareholders, and Information Circular
3. Financial Statements
4. Supplemental Mailing List Request Form
5. Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Rosa Vieira"

Per: Rosa Vieira
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

UNGAVA MINERALS CORP.

ANNUAL REPORT FOR THE FINANCIAL YEAR ENDED NOVEMBER 30, 2000

Ungava Minerals Corp. (the "Corporation") was formed on August 1, 1996 by the amalgamation of CoretekVencap Inc. ("Coretek") and Ungava Minerals Corp. ("UMC"). For financial reporting purposes UMC was deemed to have acquired Coretek upon the amalgamation and UMC's assets and liabilities are recorded at their historic values at the date of acquisition and the assets and liabilities of Coretek have been carried forward at their fair market values. For financial reporting purposes, the Corporation is deemed to be a continuation of UMC and the results of Operations of Coretek for the period prior to acquisition have been eliminated. The Corporation established a November 30 financial year-end. The consolidated financial statements of the Corporation include the accounts of its wholly owned subsidiaries, Ungava Mineral Exploration Inc., Ungava Capital Inc., North American Titanium Inc., and 1222256 Ontario Inc.

During the year, the Corporation received net income of $96,275 derived from gain on sale of marketable securities, and its net loss for the period widened to $1,210,260 ($0.07 per share) as compared to UMC's net loss of $215,523 ($0.01 per share) for the comparable prior period. Deficit increased to $3,757,372 at year-end from $2,547,112 for the comparable prior year-end. At the year-end, current assets were $51,851 as compared to $63,468 for the comparable prior period and current liabilities were $124,209 compared to $290,583 for the comparable prior period.

During the year the Corporation abandoned all its mining properties except Permit 970 and enclosed mining claims in the Ungava Trough area of Northern Québec. In connection therewith it took a writedown of mineral resource properties and exploration expenditures of $1,306,535.

In the period to 30 November, 2000 no common shares were issued by the Corporation, nor were any options issued.

UNGAVA MINERALS CORP.

ANNUAL REPORT
FOR THE FINANCIAL YEAR ENDED
NOVEMBER 30, 1998

Ungava Minerals Corp. (the "Corporation") was formed on August 1, 1996 by the amalgamation of Coretek Vencap Inc. ("Coretek") and Ungava Minerals Corp. ("UMC"). For financial reporting purposes UMC was deemed to have acquired Coretek upon the amalgamation and UMC's assets and liabilities are recorded at their historic values at the date of acquisition and the assets and liabilities of Coretek have been carried forward at their fair market values. For financial reporting purposes, the Corporation is deemed to be a continuation of UMC and the results of operations of Coretek for the period prior to acquisition have been eliminated. The Corporation established a November 30 financial year-end. The consolidated financial statements of the Corporation include the accounts of its wholly owned subsidiaries, Ungava Mineral Exploration Inc., Ungava Capital Inc., North American Titanium Inc., and 1222256 Ontario Inc.

During the year, the Corporation received no income and its net loss for the period widened to $591,342 ($0.03 per share) as compared to UMC's net loss of $526,717 ($0.03 per share) for the comparable prior period. Deficit increased to $2,331,589 at year-end from $1,740,247 for the comparable prior year-end. At year-end, current assets were $78,605 as compared to $616,971 for the comparable prior period and current liabilities were $109,261 compared to $69,114 for the comparable prior period.

On 2 September 1998, High North Resources Inc., formerly Canadian States Resources Inc. gave notice that it relinquished all its rights under the Agreement of 15 May 1997 regarding an option of the Corporation's Ungava Through mineral permits and claims.

During the year, North American Titanium Inc. signed an Option Agreement under which a Montreal Stock Exchange listed third party could earn a 100% interest in a vanadium prospect in the Province of Québec by carrying out a work program on the property and paying $90,000 in cash and issuing 150,000 of its shares. To date, the optionee has paid the optionor $15,000 and issued 10,000 of its common shares.

In the period to 30 November, 1998 no common shares were issued by the Corporation nor were any options granted.

UNGAVA MINERALS CORP.
Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

5 June 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

Ungava Minerals Corp. issues a Statement of Claim Against University of Toronto and James Mungall

Ungava Minerals Corp. (the "Company") advises that is has today caused a Statement of Claim against the University of Toronto and James Mungall to be issued in Ontario.

The Company claims very substantial damages for breach of contract. In early 1999, the Company entered into a written contract with the Defendants whereby the Defendants would obtain possession of a collection of samples belonging to the Company which had been removed from the Company's Ungava Trough area mineral property in 1997. The sample comprised drill core from the Expo Ungava deposit and elsewhere on the property as well as grab samples. The Defendants agreed to analyze the samples for both major and trace elements. If they had done so, they would have found Platinum Group Metals ("PGMs") in significant quantities throughout the samples. The Defendants were under an obligation to inform the Company of what their analysis disclosed; but did not do so. The Company does not know whether or not the Defendants actually carried out the said analysis prior to January 12, 2001, the date upon which the Company and others entered into a contract with Canadian Royalties Inc., respecting an optioning of an 80% interest in the Ungava property

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

UNGAVA MINERALS CORP.
Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

16 May 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

UNGAVA MINERALS COMMENTS ON RECENT DEVELOPMENTS

Ungava Minerals Corp. announced today that its Montreal counsel, Ogilvy Renault, have delivered the Preliminary Statement of Claim in the arbitration against Canadian Royalties Inc. Ungava Minerals Corp. intends to place the Preliminary Statement of Claim on the public file maintained by securities commissions in jurisdictions where the Company is a reporting issuer, and with the Securities and Exchange Commission with whom the Company also files. The hearing of the arbitration is presently scheduled for July 15 to 19, 2002.

The Company's shareholders meeting called for May 10, 2002 was adjourned by Court Order in connection with an application by Sheldon Inwentash that the slate of directors as proposed by management of the Company are oppressive of him. The application is scheduled to be heard June 13, 2002. The meeting of shareholders will be rescheduled for June 20, 2002, contingent upon the outcome of the court hearing

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 **REPORTING ISSUER**

Ungava Minerals Corp., Box 185 Port Credit Postal Station, Mississauga, Ontario

ITEM 2 **DATES OF MATERIAL CHANGE**

May 16, 2002

ITEM 3 **PUBLICATION OF THE MATERIAL CHANGE**

Press Release dated 16 May 2002 released at Toronto, Ontario
for publication across Canada.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See copy of Press Release attached.

ITEM 5 **FULL DESCRIPITON OF MATERIAL CHANGE**

On May 16, 2002, the Company Ungava Minerals Corp. announced that its Montreal counsel, Ogilvy Renault, has delivered the Preliminary Statement of Claim in the arbitration against Canadian Royalties Inc. The hearing of the arbitration is presently scheduled for July 15 to 19, 2002.

Attached is the Preliminary Statement of Claim.

The Company's shareholders meeting called for May 10, 2002 was adjourned by Court Order in connection with an application by Sheldon Inwentash that the slate of directors as proposed by management of the Company are oppressive of him. The application is scheduled to be heard June 13, 2002. The meeting of shareholders will be rescheduled for June 20, 2002, contingent upon the outcome of the court hearing.

ITEM 6 **REPORT FILED ON A CONFIDENTIAL BASIS**

Not applicable

ITEM 7 **OMITTED INFORMATION**

Not applicable

ITEM 8 **SENIOR OFFICERS**

Inquiries may be directed to Glen Erikson, President and CEO of the Company, (416) 897-5511

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material changes referred to herein.

Toronto, Ontario
17 May 2002

"Glen Erikson"
GLEN ERIKSON

UNGAVA MINERALS CORP.

Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

16 May 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

UNGAVA MINERALS COMMENTS ON RECENT DEVELOPMENTS

Ungava Minerals Corp. announced today that its Montreal counsel, Ogilvy Renault, have delivered the Preliminary Statement of Claim in the arbitration against Canadian Royalties Inc. Ungava Minerals Corp. intends to place the Preliminary Statement of Claim on the public file maintained by securities commissions in jurisdictions where the Company is a reporting issuer, and with the Securities and Exchange Commission with whom the Company also files. The hearing of the arbitration is presently scheduled for July 15 to 19, 2002.

The Company's shareholders meeting called for May 10, 2002 was adjourned by Court Order in connection with an application by Sheldon Inwentash that the slate of directors as proposed by management of the Company are oppressive of him. The application is scheduled to be heard June 13, 2002. The meeting of shareholders will be rescheduled for June 20, 2002, contingent upon the outcome of the court hearing

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

A R B I T R A T I O N

BETWEEN :

UNGAVA EXPLORATION INC.

-and-

UNGAVA MINERALS CORP.

Claimants

-and-

CANADIAN ROYALTIES INC.,

Defendant

PRELIMINARY STATEMENT OF CLAIM OF UNGAVA EXPLORATION INC. AND UNGAVA MINERALS CORP.

Section 1: introduction

This matter concerns whether the Defendant, Canadian Royalties Inc. (hereinafter referred to as "CRI") has failed to satisfy or discharge its obligations in favour of the Claimants Ungava Exploration Inc. and Ungava Minerals Corp. (hereinafter sometimes collectively referred to as "Ungava") created under an Option and Joint Venture Agreement between CRI, Ungava Exploration Inc., Ungava Minerals Corp., Gogama Gold Inc. and 582556 Alberta Inc., dated January 12th, 2001 (hereinafter referred to as the "Agreement"). A copy of the Agreement is filed in support hereof as Exhibit **P-1**. The Agreement establishes the terms and conditions under which CRI would have access to and control of an Ungava Trough, Quebec, property described in the Agreement as Permit 970 and surrounded mining claims and the right to earn an interest in the said property.

The Agreement provides *inter alia* that all disagreements or disputes arising between the parties which directly or indirectly arise from the Agreement shall be definitively settled by arbitration and Ungava hereby claims arbitration thereunder in respect of certain matters.

Section 2: the contract in relation to which the dispute arises

The Agreement essentially provides for the following;

Ungava Exploration Inc. ("UEI") is a Quebec corporation and wholly owned subsidiary of Ungava Minerals Corp. At the time the Agreement was entered into, UEI held all the rights and interest in a mining permit designated Permit 970 and 29 surrounded mining claims located in Ungava, Quebec (the "Ungava Property");

The definition of Property in the Agreement, at article 1.1 q), defines it as the permit and claims described in its Schedule A and any mineral leases or other interests into which such permit may be converted. Property defined as "Property" in the said Agreement is herein referred to as the "Ungava Property";

Under the Agreement, at article 2.1, Ungava has undertaken to grant CRI the right and option to acquire, on an incremental basis, up to an undivided 80% interest in the Ungava Property, in consideration of CRI incurring certain exploration, development, assessment and other expenditures in respect of the Ungava Property. Certain expenditures were to be incurred by CRI between January 12, 2001 and January 12, 2005. During that period, CRI was to have possession and control of the Ungava Property under the Agreement;

At article 3, the Agreement provides that in the event that CRI acquires an 80% interest in the Ungava Property in accordance with the Option, Ungava and CRI shall be deemed conclusively to have formed a joint venture business relationship to carry out all mining work on the Ungava Property, subject to certain further conditions;

Article 2 of the Agreement provides that after CRI has earned an undivided 80% interest in the Ungava Property, it shall be responsible to pay 100% of all incurred expenditures to explore, develop and maintain the Ungava Property until such time as it has delivered a Bankable Feasibility Study respecting the establishment of a mine on the Ungava Property. As per article 1.1 a) of the Agreement, "Bankable Feasibility Study" means a feasibility study adequate to allow a chartered Canadian bank to lend 100% of funds required to put the Ungava Property into commercial production on the security of a charge on the Ungava Property and the facilities thereon at that time. Ungava's obligation to contribute 20% to the ongoing costs of exploring, developing and maintaining the Ungava property will only commence upon acceptance of the Bankable Feasibility Study by a chartered Canadian bank;

The following sections of the Agreement are relevant to CRI's affirmative duties and obligations to Ungava:

8.2. During the currency of this Agreement, CRI shall:

(....)

b) deliver copies of all assessment reports and maps to Ungava Exploration as the same become available and will permit Ungava Exploration or its agents duly authorized in writing to enter upon the Property at any reasonable time to inspect the workings thereon and all assays, plans, maps, diamond drill cores, records and other data in its possession relating to the work done by it on the Property, provided that such inspections shall not interfere with the work being carried out thereon by CRI and that such inspections shall be at the sole risk and cost of Ungava Exploration, and provided only that Ungava Exploration will indemnify and save harmless CRI and its directors, officers, employees and agents from and against all and any losses, damages, expenses, claims, suits, actions and demands of any kind or nature whatsoever in any way referable to or arising out of the entry, presence or activities of Ungava Exploration or its representatives or agents under this Article 8.2 (b), including without limitation, bodily injuries or death or damage to property at any time resulting therefrom;

(...)

d) keep the Property unencumbered, except for permitted Encumbrances, or except as consented to by Ungava Exploration, which consent shall not be unreasonably withheld if the purpose of the Encumbrance is to further the exploration and development of the Property;

e) use its best efforts to maintain the Property and all subject permits and claims in good standing during the Option Term;

(...)

13.1. This Agreement including any applicable Schedules hereto constitutes the entire agreement between the parties and supersedes and replaces any other agreement or arrangement. There are not and shall not be any oral statements, representations, warranties, undertakings or agreements between the parties other than in this Agreement. This Agreement may not be amended or modified in any respect except by written instruments signed by the parties hereto.

13.2. Time shall be of the essence of this Agreement.

Section 3: Description of the claim for arbitration
CRI is in default of timely delivery of copies of assessment reports and maps to Ungava as the same became available to CRI, as provided in articles 8.2 b) and 13.2 of the Agreement;

CRI's actions in acquiring title to part of the Ungava Property without the written consent of all parties to the Agreement is a violation of article of 13.1 of the Agreement;

CRI has violated its contractual obligations to Ungava and its duties to conduct itself in good faith in its dealings with Ungava, provided by both the Agreement and the *Civil Code of Quebec*;

Section 4: facts in support of the claims
During the months of May, June, July, August and September 2001, CRI took steps to acquire title to portions of the Ungava Property, located on its northern perimeter, which portions were transferred to CRI and which are now comprised in CRI's 100% owned property known as the "Phoenix Prospect";

The portion of the Ungava Property transferred to CRI comprises the site of TK Discovery and Grid as well as the Mesamax North West Grid, an extensive geologically favorable structure for the discovery of recoverable mineral resources;

The transfer of this portion of the Ungava Property was achieved by deceit and without the consent of Ungava, by way of the following stratagem;

During the months of May, June, July and August 2001, CRI prepared and presented to Ungava paperwork which it represented was part of the process of converting the Ungava Property into Map Designated Units, as per changes required or permitted by the amended *Quebec Mining Act*;

On June 15, 2001, Mr. Glenn Mullan, president of CRI, represented to Mr. Erikson, president of UEI, that he had commenced said conversion of the Ungava Property, which would be enlarged by the addition of "saw tooth" units to "old permit area 970";

Mr. Mullan further represented that this rationalization would have the effect of enlarging the Ungava Property from approximately 43,000 hectares to about 52,000 hectares and no part of old permit area 970 would be lost;

Prior to June 15, 2001, Mr. Mullan had supplied Mr. Erikson with a letter addressed to the "Service des titres" of the "ministère des Ressources naturelles" dated May 14, 2001, which was drafted for Mr. Erikson's signature. This letter stated: "we [UEI] advise that we wish to abandon CDC 1005396 to 1005419 inclusive which are cells 10/10 to 10/33 on NTS 35H/11 map, and we request that they be recorded in the name of Canadian Royalties". A copy of this letter is filed in support hereof as Exhibit **P-2**;

On June 15, 2001, based on the representations made by Mr. Mullan, Mr. Erikson agreed to sign the May 14, 2001 letter he had been supplied with by CRI and returned it to CRI with a written confirmation that he understood that the resulting enlarged property would

be subject to the Agreement. A copy of Mr. Erikson's letter is filed in support hereof as Exhibit **P-3**;

On June 18, 2001, CRI sent a "Transfer of Mining Rights" to be executed by Mr. Erikson, which Mr. Mullan represented to Mr. Erikson was further required to implement the said conversion. A copy of this letter is filed in support hereof as Exhibit **P-4**;

Mr. Mullan represented to Mr. Erikson that the said conversion had resulted in units being recorded as belonging to UEI, which should be shared with CRI because the latter had nearby properties which should share in the newly claimed acreage;

On June 21, 2001, Mr. Erikson sent to Mr. Mullan the "Transfer of Mining Rights" requested by the latter. In his covering letter to Mr. Mullan, Mr. Erikson confirmed the following: "you have indicated that this transfer facilitates the enlargement of the [Ungava] Property subject to our option and joint venture agreement which is otherwise (except for the enlargement of acreage) outstanding and unamended as we executed it". A copy of this letter and enclosures are filed in support hereof as Exhibit **P-5**;

On or about July 10, 2001, Mr. Erikson received yet further forms to be signed by him on behalf of UEI, to transfer Map Designated Units to CRI. By letter dated July 10, 2001, Mr. Erikson returned the signed forms. A copy of this letter and enclosures is filed in support hereof as Exhibit **P-6**;

Ungava Minerals Corp. issued a Press Release dated July 3, 2001, indicating that the Company's property formerly known as permit 970 had been expanded by 20% in connection with changes in Quebec's mining law. A copy of this press release is filed in support hereof as Exhibit **P-7**;

On or about August 9, 2001, Mr. Mullan on behalf of CRI, forwarded documentation to Mr. Erikson whereby a transfer of a claim erroneously registered to CRI was to be registered to UEI and a claim erroneously transferred to UEI was to be transferred to CRI. A copy of this letter and enclosures are filed in support hereof as Exhibit **P-8**;

On August 21, 2001, Mr. Erikson, on behalf of UEI, completed and returned to CRI the documentation as requested, as appears from Exhibit **P-8**;

CRI developped and executed the stratagem referred to above while in possession of material information about the Ungava Property which it had concealed from Ungava and which it had an obligation to disclose to Ungava;

The objective of the stratagem referred to above was to create circumstances wherein CRI could put part of the Ungava Property into long term commercial production and obtain all of the revenues therefrom, while depriving Ungava of all revenues therefrom;

During the months of July, August and September of 2001, CRI carried out an exploration program on the Ungava Property as well as on the Phoenix Prospect;

A report on that exploration program carried out in 2001 on the Ungava Property and the Phoenix Prospect was prepared. It was titled "Technical Report on the South Trend Group of Properties", authored by Messrs. Langis Plante and Todd Keast and dated February 20, 2002 (hereinafter referred to as the "Plante Report"). A copy of the Plante Report is filed in support hereof as Exhibit **P-9**;

The Plante Report essentially documented the presence of nickel and copper reserves on the Ungava Property as was already known from historic reports, but further indicated the widespread discovery of nickel-copper-platinum-palladium on the Ungava Property and the Phoenix Prospect;

The Plante Report was sent by CRI to Ungava by regular mail, rather than courier service as was customarily used by the parties when exchanging documentation;

The Plante Report was only received by Ungava on April 5, 2002, being approximately six weeks after its date, in contravention with articles 8.2 b) and 13.2 of the Agreement;

Upon review of the Plante Report on April 7, 2002, Mr. Erikson immediately noticed that part of the Phoenix Prospect comprised territory that had been transferred from the Ungava Property to CRI;

By letter of April 7, 2002, Ungava immediately notified CRI that it was disputing CRI's title to the Phoenix Prospect, that CRI had caused the Ungava Property to be diminished in violation of section 13.1 and 8.2(e) of the Agreement, that the transfer was not authorized as required by the Agreement and that the matter would be referred to arbitration. A copy of this letter is filed in support hereof as Exhibit **P-10**;

On April 7, 2002, Mr. Erikson had spoken with Mr. Mullan and requested that Ungava be supplied with copies of two reports on exploration works on the Ungava Property, referred to in the Plante Report, namely a Report by Robert Wares of 2001, titled "Updated Technical report on the Expo Ungava and Phoenix Properties" (the "Wares 2001 Report"), as well as a Report by J. Mungall of 2001 titled "Report on Assays of Rock Samples from Cape Smith Fold Belt" (the "Mungall Report"). This request was confirmed in a letter sent to Mr. Mullan by facsimile.

Mr. Mullan had verbally replied to Mr. Erikson's verbal request that the Wares 2001 Report was merely an updated and virtually unchanged version of Mr. Wares' November 1997 Report, titled "Report on the 1997 Exploration Program Ungava Project New Quebec", which had been submitted to Ungava Minerals Corp. at that time;

By letter dated April 10, 2002, Ungava again requested from CRI to be supplied with copies of the Wares 2001 Report, the Mungall Report and all reports, maps and data related to the Phoenix Prospect (the "Phoenix Prospect Information"). A copy of this letter is filed in support hereof as Exhibit **P-11**;

By letter dated April 17, 2002, Ungava again reiterated the request for delivery of the Wares 2001 Report, the Mungall Report and the Phoenix Prospect information. That letter also declared CRI in default of timely disclosure of those Reports and the Plante

Report, as provided by articles 8.2(b) and 13.2 of the Agreement. A copy of this letter is filed in support hereof as Exhibit **P-12**;

To this date, CRI has failed to deliver the 2001 Wares Report, the Mungall Report in contravention with articles 8.2 b) and 13.2 of the Agreement. CRI has also not provided the Phoenix Prospect Information;

Section 5: Relief sought by claimant ungava

As a result of the foregoing, Ungava seeks the following relief:

(a) that Ungava be supplied with the Wares 2001 Report, the Mungall Report and the Phoenix Prospect Information, as well as with all other information to which it is entitled under the terms of the Agreement, including under articles 8.2 b) and 13.2 thereof;

(b) that the portion of the Ungava Property merged into the Phoenix Prospect be returned to Ungava;

that the Agreement be terminated or annulled as a result of CRI's breach of its contractual obligations and statutory duty of good faith towards Ungava;

The present arbitration demand is based upon Ungava's current knowledge of the relevant facts. Ungava therefore reserves its rights to make further allegations of fact and to seek further relief as additional facts that warrant such action are discovered.

Montréal, this 15th day of May, 2002.

OGILVY RENAULT
1981, McGill College
Avenue
Suite 1100
Montréal, Quebec
H3A 3C1

Solicitors for Claimants Ungava Exploration Inc.
and Ungava Minerals Corp.


EQUITY
TRANSFER SERVICES INC.

June 4, 2002

Dear Sir or Madam:

RE: **UNGAVA MINERALS CORP.**

We are pleased to confirm that copies of the following materials were mailed to shareholders on June 3, 2002

1. Interim Balance Sheet – August 31, 1999
2. Interim Balance Sheet – May 31, 1999
3. Interim Balance Sheet – February 28, 1999
4. Annual Report November 30, 1998
5. Annual Report November 30, 2000
6. Interim Balance Sheet – August 31, 2000
7. Interim Balance Sheet – May 31, 2000
8. Interim Balance Sheet – February 29, 2000

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Rosa Vieira"

Per: Rosa Vieira
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

June 19, 2002

3919005 CANADA INC.

a wholly owned subsidiary of
CANADIAN ROYALITES INC.

OFFER TO PURCHASE (the "Offer")

9,280,271 Common Shares of

Ungava Minerals Corp.

for $0.10 per share

3919005 Canada Inc. (the "Offeror"), a wholly owned subsidiary of Canadian Royalties Inc. ("Canadian Royalties" or the "Parent") and a federally incorporated corporation, hereby offers, upon the terms and subject to the conditions set forth herein and in the accompanying Offering Circular, to purchase 9,280,271 common shares of Ungava Minerals Corp. ("Ungava"), representing approximately 51% of the outstanding common shares of Ungava (the "Shares"). The Offer will be open for acceptance until 4:00 p.m. (Toronto time) on July 25, 2002, unless withdrawn or extended. The Offer is made on the basis of $0.10 for each Share.

Tendering shareholders who wish to accept the Offer should complete and sign the accompanying Letter of Transmittal and deposit it, together with the certificates representing their Shares to be deposited, in accordance with the instructions in the Letter of Transmittal. Alternatively, holders of Shares may follow the procedure for guaranteed delivery set forth in the Notice of Guaranteed Delivery. **All currency amounts expressed in this Offer, unless otherwise indicated, are expressed in Canadian dollars.**

The Offer is not being made to (nor will deposits be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in any such jurisdiction.

The accompanying Offering Circular, Letter of Transmittal and Notice of Guaranteed Delivery, which are incorporated into and form part of the Offer, contain important information and should be read carefully before a decision is made with respect to the Offer.

The Depositary for the Offer is: Computershare Trust Company of Canada

TABLE OF CONTENTS

SUMMARY

The following is a summary of the principal provisions of the accompanying Offer and Offering Circular and is qualified in its entirety by reference to those documents. Shareholders are urged to read the Offer and the Offering Circular in their entirety. Capitalized terms used but not defined herein are defined in the Offer and the Offering Circular.

The Offer

The Offeror is offering to purchase, subject to the terms and conditions set forth in the Offer, 9,280,271 Shares, representing 51% of the issued and outstanding common shares of Ungava at a price of $0.10 in cash for each Share. The obligation of the Offeror to take up and pay for Shares pursuant to the Offer is subject to certain conditions. See "Conditions of the Offer".

The Offeror

3919005 Canada Inc. was incorporated under the *Canada Business Corporations Act* on June 14, 2002. It is a wholly owned subsidiary of Canadian Royalties Inc., has been incorporated for the sole purpose of making the Offer and carries on no other business.

The Parent

Canadian Royalties Inc. was incorporated under the laws of the Province of Alberta on July 6, 1998. It is engaged in the business of mining, primarily with respect to the acquisition of mineral rights and the exploration and development of mineral properties.

Ungava

Ungava Minerals Corp. was incorporated under the laws of Canada on August 1, 1996. It has not carried on any active business since 1997.

Reasons for and Purpose of the Offer

The Offeror considers that the management of Ungava has consistently acted in disregard of the interests of Ungava's minority shareholders, and since the signing of the JV Agreement in January 2001 has acted in a manner that is prejudicial to Ungava's relationship with the Parent and to the Parent's ability to carry out an effective exploration program on the Expo-Ungava property, both on its own behalf and on behalf of Ungava. See "Reasons for the Offer".

The purpose of the Offer is to enable the Offeror to acquire control of Ungava. If the Offeror is successful, the Offeror will own a majority of the outstanding shares of Ungava and will be entitled under the *Canada Business Corporations Act* to take all such action as may be necessary to elect any and all directors of Ungava and would, therefore, be in a position to control Ungava. In that event, the Offeror will endeavor to replace some or all of Ungava's management personnel and board members with persons whom it is confident will act in the best interest of Ungava's shareholders. See "Purpose of the Offer and Plans for Ungava".

Time for Acceptance

The Offer is open for acceptance until, but not later than 4:00 p.m. (Toronto time) on July 25, 2002 unless withdrawn or extended by the Offeror.

Manner of Acceptance

Shareholders wishing to accept this Offer must deposit the certificate(s) representing the Shares, together with a properly completed and duly executed Letter of Transmittal and all other documents required by the Letter of Transmittal prior to the Termination Time at the office of the Depositary listed on the last page of the Offering Circular. If a holder of Shares wishes to deposit the Shares pursuant to the Offer and the certificate(s) representing the Shares are not immediately available, such Shares may nevertheless be deposited in compliance with the procedure for guaranteed delivery. See "Manner and Time of Acceptance".

Payment for Deposited Shares

The Offeror will pay for 9,280,271 Shares validly deposited pursuant to this Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to holders of Shares. Under no circumstances will interest be paid by the Offeror on the purchase price of the Shares purchased by the Offeror, regardless of any delay in making such payment. If the number of Shares validly deposited pursuant to this Offer exceeds the maximum number of Shares that the Offeror is bound or willing to acquire under the Offer, the Shares will be taken up and paid for by the Offeror proportionately, disregarding fractions, according to the number of Shares deposited by each depositing holder of Shares. See "Payment for Deposited Shares".

Right to Withdraw

All deposits of Shares pursuant to this Offer are irrevocable, except as stated under "Right to Withdraw".

Canadian Federal Income Tax Consequences

A holder of the Shares who is resident in Canada, who holds the Shares as capital property and who disposes of such shares to the Offeror will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the adjusted cost base of such Shares to the holder. See "Canadian Federal Income Tax Consequences".

Depositary

Computershare Trust Company of Canada is acting as Depositary under the Offer. The Depositary will receive deposits of the certificates representing the Shares and accompanying Letters of Transmittal and Notices of Guaranteed Delivery as specified therein.

OFFER

Definitions

In this Offer and the accompanying Offering Circular, unless the context otherwise requires:

(a) "Depositary" means Computershare Trust Company of Canada;

(b) "Effective Date" means the date the Offeror takes up and pays for the Purchased Shares;

(c) "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange of Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

(d) "Offer" means the offer made hereby, the terms and conditions of which are set forth in this Offer, the Offering Circular, the related Letter of Transmittal and the Notice of Guaranteed Delivery;

(e) "Offering Circular" means the accompanying Offering Circular;

(f) "Purchased Shares" means the Shares deposited pursuant to the Offer and purchased by the Offeror;

(g) "Shares" means all of the issued and outstanding common shares of Ungava;

(h) "Termination Date" means July 25, 2002, unless the Offer is extended, in which event the Termination Date shall mean the latest date at which the Offer as so extended expires; and

(i) "Termination Time" means 4:00 p.m. (Toronto time) on the Termination Date.

Manner and Time of Acceptance

To accept this Offer, the certificate(s) representing the Shares to be deposited pursuant to the Offer, together with a properly completed and duly executed Letter of Transmittal and all other documents required by the Letter of Transmittal, must actually be received by the Depositary prior to the Termination Time at one of the offices of the Depositary listed on the last page of the Offering Circular. Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on such Letter of Transmittal must be guaranteed by an Eligible Institution.

If a holder of Shares wishes to deposit Shares pursuant to the Offer and: (i) the certificate(s) representing such Shares are not immediately available; or (ii) such holder cannot deliver the certificate(s) representing such Shares and all other required documents to the Depositary prior to the Termination Time, such Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed facsimile transmission thereof, is received by the Depositary at one of its Toronto addresses listed in the Notice of Guaranteed Delivery, prior to the Termination Time; and

(c) the certificate(s) representing deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, covering the Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at one of its Toronto addresses as set forth in the Letter of Transmittal on or before 4:00 p.m. (Toronto time) on the third business day after the Termination Date.

If a Letter of Transmittal or Notice of Guaranteed Delivery is executed by a person other than the registered holder of the Shares represented by the certificates deposited therewith, then the certificates must be endorsed, or accompanied by share transfer powers duly and properly completed by the registered holder, with the signature on the endorsement or share transfer power guaranteed by an Eligible Institution.

Payment for Shares deposited and accepted for payment pursuant to this Offer will be made only after timely receipt by the Depositary of certificates representing beneficial ownership of Shares, a properly completed and duly executed Letter of Transmittal or a Notice of Guaranteed Delivery covering such Shares and any other required documents.

Shareholders of Ungava whose certificates representing beneficial ownership of Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing Shares.

The method of delivery of certificates representing Shares and all other required documents is at the option and risk of the person depositing them. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail be used (with an acknowledgment of receipt requested) and proper insurance be obtained.

The execution of a Letter of Transmittal irrevocably appoints the director of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the holder of the Shares covered by the Letter of Transmittal with respect to Purchased Shares registered in the name of the holder of such Shares on the books of Ungava effective from the Effective Date, with full power of substitution, in the name and on behalf of such holder of Purchased Shares (such power of attorney being deemed to be an irrevocable power coupled with an interest), to:

(a) register or record, transfer and enter the transfer of the Purchased Shares on the appropriate register of holders;

(b) vote and execute and deliver any and all instruments of proxy, authorizations or consents in respect of any and all of the Purchased Shares, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date and designate in any such instrument of proxy any person or persons as the proxy or the proxy nominee of the holder of Purchased Shares in respect of such Purchased Shares, whether in connection with any meeting (whether annual, special or otherwise) of shareholders of Ungava (or any adjournment(s) thereof) or otherwise; and

(c) exercise any and all rights of the holder of the Purchased Shares;

all as set forth in the Letter of Transmittal. Further, a holder of Purchased Shares who executes a Letter of Transmittal agrees, effective from the Effective Date, not to vote any of the Purchased Shares at any meeting (whether annual, special or otherwise) of shareholders of Ungava and not to exercise any of the other rights or privileges attached to any or all of the Purchased Shares and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any and all of the Purchased Shares, and to designate in any such instruments of proxy the person or persons specified by the Offeror as

the proxy or the proxy nominee of the holder of Purchased Shares in respect of the Purchased Shares. Upon such appointment, all prior proxies given by the holder of such Purchased Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto, except as the Offeror may in writing effect.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to this Offer will be determined by the Offeror in its sole discretion, and depositing shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that, in the opinion of its counsel, it may be unlawful for the Offeror to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Shares. There shall be no obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of this Offer (including the Letter of Transmittal) will be final and binding.

Extension and Amendment of the Offer

The Offer is open for acceptance until, but not after, the Termination Time. The Offeror expressly reserves the right, in its sole discretion, at any time and from time to time, while the Offer is open for acceptance, or at any other time if permitted by law, to extend the period of time during which the Offer is open or to vary the Offer by giving oral or written notice of such extension or variation to the Depositary at its principal office in Calgary. The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, and in the case of a notice of extension, if required by applicable law, no later than 12:00 Noon (Toronto time) on the next business day after the Termination Time, make a public announcement of the extension or variation. Any notice of extension or variation will be deemed to have been given and be effective on the day on and time at which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary.

If there is a variation in the terms of this Offer, the period during which Shares may be deposited pursuant to this Offer shall not expire before 10 clear days, or such other period of time as may be required by applicable law, after the notice of variation has been delivered.

During any such extension or in the event of any variation, all Shares previously deposited and not withdrawn will remain subject to this Offer and may be accepted for purchase by the Offeror subject to this Offer.

Conditions of the Offer

Notwithstanding any other provision of this Offer, the Offeror shall have the right to terminate or withdraw this Offer, and shall not be required to take up or accept for payment or pay for any Shares deposited hereunder, or may delay the acceptance for payment of Shares deposited, if any of the following conditions has not been satisfied or waived by the Offeror prior to the Termination Time:

(a) at the time the Offeror takes up and pays for Shares under this Offer, at least 51% of the Shares that are issued and outstanding shall have been validly deposited under the Offer and not withdrawn;

(b) all regulatory approvals, reviews or decisions (including, without limitation, those of any securities regulatory authorities), in the Offeror's sole judgment, are material and are necessary or desirable in connection with the Offer shall have been obtained or concluded on terms satisfactory to the Offeror;

(c) the Offeror shall have determined in its sole judgment that (i) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

 (i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares; or

 (ii) which, if the Offer were consummated, could, in the Offeror's sole judgment, adversely affect Ungava and its subsidiaries, associates or entities in which it has a direct or indirect material interest (collectively, "entities") considered individually or on a consolidated basis;

(d) there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for any Shares deposited under the Offer;

(e) the Offeror shall have determined in its sole judgment that neither Ungava nor any of its entities has taken or proposed to take any action, or disclosed any previously undisclosed action taken by any of them, including, without limitation, the implementation of a shareholders rights plan, and no other party shall have taken any action, that might make it inadvisable for the Offeror to proceed with the Offer or to take up and pay for Shares deposited under the Offer;

(f) the Offeror shall have determined in its sole judgement that there does not exist and has not occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed, generally or to the Offeror in writing) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, financial condition, prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of Ungava or any of its entities which, in the Offeror's sole judgement, is materially adverse to Ungava or any of its entities or may be considered to be significant to a purchaser or holder of Shares;

(g) the Offeror shall have determined in its sole judgement that no material right or license of Ungava or any of its entities has been or would be impaired (or threatened to be impaired) or otherwise adversely affected (or threatened to be adversely affected), whether as a result of the making of the Offer, the taking up and paying for Shares deposited under the Offer or otherwise, and no other change, event or circumstance has occurred which might make it inadvisable for the Offeror to proceed with the Offer or with taking up and paying for Shares deposited under the Offer;

(h) the Offeror shall have determined, in its sole judgment, that no covenant, term or condition exists in any instrument or agreement to which Ungava or any of its entities is a party or to which they or any of their assets are subject which might make it inadvisable for the Offeror to proceed with the Offer or to acquire Shares deposited under the Offer;

(i) there shall not have occurred, developed or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which, in the opinion of the Offeror, materially adversely affects or involves or may materially adversely affect or involve the financial markets in Canada or

the United States generally or the financial condition, business, operations, assets or affairs or prospectus of Ungava or any of its entities; and

(j) the Offeror shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Ungava with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada, including without limitation any annual information form, financial statements, material change report or management proxy circular or in any document so filed or released by Ungava to the public.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror. The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described in the foregoing conditions will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Calgary. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth herein. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Shares deposited under the Offer and the Depositary will promptly return all certificates representing deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offeror's expense.

Right to Withdraw

All deposits of Shares pursuant to this Offer are irrevocable, provided that any Shares deposited in acceptance of this Offer may be withdrawn by or on behalf of person depositing such Shares (unless otherwise required or permitted by applicable law) at any time before the Shares are taken up by the Offeror.

In addition, if:

(a) there is a variation of the terms of this Offer before the Termination Date (including any extension of the period during which the Shares may be deposited hereunder or the modification of a term or condition of this Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered where the time for the deposit is not extended for more than 10 days after the notice of variation has been delivered); and

(b) at or before the Termination Time or after the Termination Time but not before the expiry of all rights of withdrawal in respect of this Offer, a change occurs in the information contained in this Offer or the Offering Circular, as amended from time to time, that would reasonably be expected to affect the decision of a holder of Shares to accept or reject this Offer, unless such change is not within the control of the Offeror or of any affiliate of the Offeror (except, to the extent required by applicable law, where it is a change in a material fact relating to the Shares),

any Shares deposited under the Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the person depositing such Shares at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In addition, if any Shares are not paid for within 3 days of being taken up, any Shares deposited under this Offer may be withdrawn.

In order for any withdrawal to be made, notice of withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Shares to be withdrawn. Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary, as applicable.

In addition to the foregoing rights of withdrawal, holders of Shares in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Offerees' Statutory Rights" in the Offering Circular.

If the Offeror extends this Offer, is delayed in taking up or paying for Shares or is unable to take up or pay for Shares for any reason, then, without prejudice to the Offeror's other rights, Shares deposited under this Offer may be retained by the Depositary, on behalf of the Offeror, subject to the depositing holders' right of withdrawal as set forth under this section of the Offer, or pursuant to applicable law.

All questions as to the validity (including timely receipt) and forms of notice of withdrawal shall be determined by the Offeror in its sole discretion, and such determination shall be final and binding.

Payment for Deposited Shares

Upon the terms and subject to the conditions of this Offer, the Offeror will accept for payment, and will take up and pay for, the Purchased Shares validly deposited and not withdrawn as permitted by this Offer promptly after the Termination Date, and in any event within any time period prescribed by applicable securities laws.

For the purposes of this Offer, the Offeror will be deemed to have accepted for payment Shares validly deposited and not withdrawn if and when the Offeror gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to this Offer.

The Offeror reserves the right, in its sole discretion, to delay taking up and paying for any Shares or to terminate this Offer and not take up and pay for any Shares upon the non-satisfaction of any of the conditions specified herein that are not waived by the Offeror, by giving oral or written notice thereof to the Depositary. The Offeror confirms that its reservation of the right to delay payment for Shares that it has accepted for payment is limited by the securities laws applicable to this Offer, which require that any

Offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of an offer.

The Offeror will pay for the Purchased Shares validly deposited pursuant to this Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to holders of such number of Shares. Under no circumstances will interest be paid by the Offeror on the purchase price of the Shares purchased by the Offeror, regardless of any delay in making such payment. The Depositary will act as the agent of persons who have deposited Shares in acceptance of this Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons.

If the number of Shares validly deposited pursuant to this Offer exceeds the maximum number of Shares that the Offeror is bound or willing to acquire under this Offer, the Shares will be taken up and paid for by the Offeror proportionately, disregarding fractions, according to the number of securities deposited by each depositing holder of Shares.

Settlement will be made by the Depositary issuing or causing to be issued a cheque payable in Canadian funds. Unless otherwise directed in the Letter of Transmittal, the cheque will be issued in the name of the registered holder of Shares. Unless the person who deposits Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first-class mail to such persons at the address specified in the Letter of Transmittal. If no address is therein specified, a cheque payable in respect of registered Shares will be forwarded to the address of the holder as shown on the security register maintained by Ungava or its agent.

If any deposited Shares are not accepted for payment pursuant to the terms and conditions of this Offer for any reason, or if certificates are submitted for more Shares than are to be taken up under this Offer, certificates for unpurchased Shares will be returned, without expense, to the depositing holder as soon as is practicable following the Termination Date or withdrawal and early termination of this Offer.

Persons depositing Shares will not be obliged to pay brokerage commissions. Any transfer taxes on the purchase of Shares pursuant to this Offer will be paid by the Offeror.

Upon the terms and subject to the conditions of this Offer, the Offeror will accept for payment, and will pay for, the Purchased Shares validly deposited under this Offer and not withdrawn pursuant to this Offer, within all time periods prescribed by applicable securities laws. The Offeror will accept such number of deposited Shares for purchase by giving oral or written notice to the Depositary.

Mail Service Interruption

Notwithstanding the provisions of this Offer or of the Letter of Transmittal, cheques, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, share certificates and any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Shares were deposited until such time as the Offeror has determined that delivery by mail will no longer be delayed.

Notwithstanding the provisions of this Offer, cheques, share certificates or any other relevant documents, as the case may be, not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing shareholder at the appropriate office of the Depositary. Notice of any determination regarding mail service delay or interruption made by the Offeror shall be given in accordance with this Offer.

Dividends and Distributions

If, on or after June 19, 2002 (the date on which this Offer was publicly announced), Ungava should split, combine or otherwise change any of the Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, make such adjustments as it deems appropriate in the purchase price and other terms of this Offer to reflect such split, combination or other change.

Shares acquired pursuant to this Offer shall be acquired by the Offeror free and clear of all liens, charges, encumbrances, security interests, claims and equities but together with all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, rights, assets and other interests that may be declared, paid, issued, distributed, made or transferred in respect of the Shares purchased pursuant to this Offer. Dividends, if any, that have been declared prior to June 19, 2002 but not yet paid shall be payable to the holders of record on the record date for such dividends notwithstanding that the Shares in question may be deposited, taken up and paid for pursuant to this Offer, provided that the declaration of such dividends has been disclosed generally to the public prior to June 19, 2002. Subject to the foregoing, if, on or after June 19, 2002, Ungava should declare and pay any cash or stock dividend or make any other distribution on or issue any rights with respect to the Shares, payable or distributable to shareholders of record on a date prior to the transfer to the name of the Offeror or its nominee or transferee on Ungava's securities transfer records of Shares accepted for purchase pursuant to this Offer:

(a) in the case of cash dividends or cash distributions, the amount of the dividends or distributions shall be received and held by the depositing shareholder for the account of the Offeror until the Offeror pays for such Shares, and to the extent that such dividends or distributions do not exceed the purchase price per Share payable by the Offeror pursuant to this Offer, the purchase price per Share payable by the Offeror pursuant to this Offer will be reduced by the amount of any such dividend or distribution; and

(b) in the case of non-cash dividends, distributions or rights, the whole of any such non-cash dividend, distribution or right, and in the case of any cash dividends or distributions in an amount that exceeds the purchase price per Share, a portion of such cash dividend or distribution equal to the excess amount, will be received and held by the depositing shareholder for the account of the Offeror and shall be remitted promptly and transferred by the depositing shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such non-cash or excess dividend, distribution or right and may withhold the entire purchase price payable by the Offeror pursuant to this Offer or deduct from the purchase price payable by the Offeror pursuant to this Offer the amount or value thereof as determined by the Offeror in its sole discretion.

Notice and Delivery

Any notice that the Offeror or the Depositary may give or cause to be given under this Offer will be deemed to have been properly given to holders of Shares if it is mailed by prepaid, first-class mail to the registered holders of such Shares at their respective addresses appearing in the share register maintained by Ungava or its agent, in which case it will be deemed to have been received on the first business day following mailing, or if it is given in such other manner as may he approved by applicable securities regulatory authorities, in which case it will be deemed to have been received when so given. For this purpose only, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more holders of Shares and notwithstanding any interruption of mail service in Canada following mailing. In the

event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. In the event that post offices in Canada are not open for the deposit of mail, any notice that the Offeror or the Depositary may give or cause to be given under this Offer will be deemed, subject to applicable law, to have been properly given and to have been received by holders of Shares if it is published in at least one major daily newspaper of general and paid circulation in Ontario.

This Offer will be mailed to the registered holders of Shares or made in such other manner as is permitted by the applicable regulatory authorities and will be furnished by the Offeror to brokers, banks and similar persons whose names, or the names of whose nominees, appear on a list of shareholders or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares when such listings are received.

Whenever this Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses of the Depositary shown on the last page of the Offering Circular.

Other

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in this Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized.

The accompanying Offering Circular, which constitutes the take-over bid circular required under Canadian provincial securities legislation, contains important information and should be read carefully before making a decision with respect to this Offer.

This Offer and all contracts resulting from the acceptance hereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

This Offer is not being made to (nor will deposits be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make this Offer in any such jurisdiction and extend this Offer to holders of Shares in any such jurisdiction.

In any jurisdiction in which this Offer is required to be made by a licensed broker or dealer, this Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

DATED at Val d'Or, Quebec, this 19th day of June, 2002

3919005 CANADA INC.
by:

"Glenn Mullan"
Glenn Mullan, President

OFFERING CIRCULAR

This Offering Circular is furnished in connection with an offer dated June 19, 2002 by 3919005 Canada Inc. (the "Offeror"), a wholly owned subsidiary of Canadian Royalties Inc. (Canadian Royalties or the "Parent") to purchase 9,280,271 common shares (the "Shares") of Ungava Minerals Corp. ("Ungava"). The price offered by the Offeror for the Shares is $0.10 per Share. The terms and provisions of the accompanying Offer are incorporated into and form part of this Offering Circular. Holders of Shares should refer to the Offer for details of its terms and conditions including details as to payment and withdrawal rights. Defined terms used in the Offer are used herein with the same meaning unless the context otherwise requires.

Except as otherwise indicated in this Offering Circular, the information concerning Ungava contained in the Offer and this Offering Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror does not have any knowledge that would indicate that any of the statements contained herein and taken from or based upon such information are untrue or incomplete, the Offeror does not assume responsibility for the accuracy or completeness of such information.

The Offeror

3919005 Canada Inc. was incorporated under the *Canada Business Corporations Act* on June 14, 2002. It is a wholly owned subsidiary of Canadian Royalties Inc., has been incorporated for the sole purpose of making the Offer and carries on no other business. The registered office of the Offeror is located at Suite 1810, 1111 West Georgia Street, Vancouver, British Columbia V6E 4M3.

The Parent

Canadian Royalties Inc. was incorporated under the laws of Alberta on July 6, 1998. The registered office of the Parent is located at 11 Blackwell Bay NW, Calgary AB T3L 2P6.

Ungava

Ungava was incorporated under the laws of Canada on August 1, 1996. Ungava's office in Canada is located in Toronto, Ontario. Ungava is a reporting issuer under the Securities Acts of Quebec, Ontario, Alberta and Nova Scotia.

Background to the Offer

The JV Agreement

The Parent, Ungava and Ungava Exploration Inc. ("Ungava Exploration") are among the parties to an option/joint venture agreement dated January 12, 2001 (the "JV Agreement") with respect to the Expo-Ungava property, a mineral property located in Ungava, Quebec owned by Ungava Exploration. The Expo-Ungava property is adjacent to the Phoenix Prospect, a mineral property owned by the Parent. Under the Joint Venture Agreement the Parent can acquire up to an 80% interest in the Expo-Ungava property and a 2% net smelter return.

The Parent may earn an 80% interest in the Expo-Ungava property through progressive exploration expenditures of $1,750,000 over 4 years and by producing a bankable feasibility study on the property. Thereafter, the Parent and Ungava will become parties to a joint venture relationship under which each will contribute its proportionate share of required funds. If Ungava does not contribute its shares, the Parent will

acquire an additional 1% interest for each $150,000 of expenditures incurred by it on behalf of Ungava. If Ungava's interest is reduced to 10% it will automatically be converted to a 1% interest in the net smelter return. The Parent will have the right to purchase this interest for $1,500,000 within 12 months of commencement of commercial production. The Parent will be the operator of the joint venture.

The Parent also has the right to acquire the underlying 2% NSR for a total of $50,000, of which $20,000 has been paid, with the balance payable at the rate of $10,000 following each of the first three work phases.

Arbitration proceedings

On May 15, 2002, Ungava commenced arbitration proceedings against the Parent alleging, among other things, that the Parent has improperly caused certain property included within Ungava's Expo-Ungava property to be incorporated into the Parent's Phoenix property, that the Parent has failed to deliver certain reports and maps, and has committed breaches of fiduciary duty. Ungava is seeking, among other things, orders annulling the JV Agreement, requiring delivery of certain reports and other information concerning the Expo-Ungava property, and that the boundary between the property and the Parent's Phoenix property be re-instated. On June 7, 2002, the Parent filed a preliminary statement of defence denying each of Ungava's allegations. The Parent has consistently exceeded the documentation delivery requirements of the JV Agreement. It revised the property boundaries in question with the full knowledge and written approval of Ungava. The Parent is confident that Ungava's claims will be shown to be spurious.

Exploration program and results

The Parent commenced its first exploration program on the Expo-Ungava property and the Phoenix property in July 2001, and as at December 31, 2001, had incurred aggregate expenditures of $779,442 on the Expo-Ungava property, and $383,929 on the Phoenix prospect. The Parent has incurred additional expenditures of $87,645 on the two properties in the first calendar quarter of 2002.

The Expo-Ungava property contains a deposit (nickel/copper) commonly known as the "Expo-Ungava Deposit". The Expo-Ungava Deposit is a horizontal, near surface disseminated to massive sulphide zone originally drill tested in 1967 and evaluated with more extensive diamond drilling by Amax in 1968, 1969 and 1970. On May 7, 2001 the Parent retained Dr. James Mungall of the University of Toronto to analyze the existing drill core from the Expo-Ungava Deposit. 135 samples were analyzed, 81 of which were diamond drill core samples from drill holes within the Expo Ungava property. The remaining 54 samples consisted of 38 rock samples and 16 split core samples. The samples of split core and surface exposures were originally collected in 1997 and had been stored at the University of Toronto since that time. It was determined that platinum group elements ("PGE") mineralization with assay values greater than 1 g/t (grams per ton) combined platinum, palladium and gold was discovered at 4 new locations along a 32 km interval of the favorable ultramafic unit (Lac Vaillant, Mequillon Lake North, Comminga, and Mesamax). The drill core samples from the Expo-Ungava Deposit were collected from four diamond drill holes within the limits of the deposit. Assays of the remaining half of split core from hole 68-2 (9 samples), and hole 69-26 (5 samples), and check assays of split core pieces from hole EX-97-02 and Ex-97-04 provided independent verification of the presence of widespread PGE mineralization within the Expo-Ungava Deposit. These values are comparable to those received from drill core pulp samples which were assayed by the Parent in June and July, 2001 the results of which are set out in a table below.

The assay values received for the surface grab samples and the drill core from the Cominga, Lac Valliant, Mequillon Lake North and Mesamax showing areas confirmed the presence of significant (1g/t->15g/t) PGE mineralization within disseminated to rarely massive chalcopyrite pyrrhotite pentlandite mineralization well distant from the Expo Ungava Deposit. The sample results show values in excess of 1g/t PGE at four

different locations where copper nickel mineralization was identified 30 years ago. None of the showings had previously been evaluated for their PGE potential.

On July 28, 2001 the Parent mobilized its exploration team to commence an on-site exploration program on the Expo-Ungava Property and the Phoenix Property. By August, 2001, diamond drilling in the Mesamax area (which straddles the boundary between the Expo-Ungava property and the Phoenix property) and the TK area (which is on Phoenix property) commenced, and the results are as follows:

Hole	Results
*#MXNW-01-1	7.22 g/t PGE over 0.9 m
*#MXNW-01-2	0.906% nickel, 1.73% copper, 4.43 g/t PGE over 32.0 m
*#MXNW-01-3	1.33 g/t PGE over 18 meters; further 2.58 g/t PGE over 3.95 meters
*#MXNW-01-4	0.5% nickel, 0.75% copper, 3.05 g/t PGE over 48 m
#MXNW-01-5	0.46% nickel, 0.83% copper, 4.11 g/t PGE over 35.82 m
#MXNW-01-6	0.42% nickel, 0.72% copper, 4.16 g/t PGE over 25.99 m
#MXNW-01-7	0.25% nickel, 0.43% copper, 2.33 g/t PGE over 45.72 m
*#MX-01-1	Anomalous PGE
*#MX-01-2	1.68 g/t PGE over 5.5 meters; further 1.41 g/t PGE over 3.0 meters

Hole #	Results
TK-01-1	Anomalous PGE
TK-01-2	1.35 g/t PGE over 54.8 m
TK-01-3	1.8% nickel, 2.1% copper, 2.73 g/t PGE over 3.3 m
TK-01-4	2.70% nickel, 0.78% copper, 2.66 g/t PGE over 5.37 m
TK-01-5	1.26 g/t PGE over 9.0 m

"*" Indicates holes that were drilled on land that is part of the JV Agreement.

In August and September, 2001, the Parent flew out historic drill core (split core) that had been stored on the site of the Expo-Ungava Property from previous exploration programs, for the purposes of completing sampling of same. Historic drill core was relogging and split on site prior to transporting it.

The results from 13 historic (1967 to 1970) diamond drill holes, together with 4 holes (1997) drill holes, assayed by the Parent from the sample pulps referred to above came exclusively from the Expo-Ungava

Deposit, and are representative of the 732 meter east–west length of the Expo-Ungava Deposit area, and approximate 107 meter width, used in the latest mineral resource evaluation.

PGE, nickel and copper assay data from the Expo-Ungava Deposit drill holes are summarized in the table below.

Drill Hole	Relative Location (feet)	From (meters)	To (meters)	Width (meters)	Total PGE (g/t)	Nickel (%)	Copper (%)
68-24	400W 100N	54.25	84.73	30.48	1.03	0.300	0.410
68-19	400N 0+00	66.45	87.02	20.57	0.95	0.500	0.456
68-22	200W 0+00	56.39	71.93	15.54	1.08	0.260	0.444
	including	67.67	69.19	1.52	4.43	0.784	1.050
67-4	0+00 400S	42.67	89.00	46.33	1.53	0.665	0.649
	including	42.67	66.45	23.78	1.94	0.859	0.688
68-32	200E 100S	46.02	90.77	44.75	1.11	0.152	0.471
	including	46.02	67.36	21.34	1.94	0.314	0.619
	including	86.56	89.25	2.68	11.15	0.230	1.793
68-29	400E 200S	45.72	91.71	45.99	1.51	1.024	1.087
97-1*	400E 350S	41.55	81.07	39.52	1.78	0.700	0.700
67-7	400E 400S	45.72	74.37	28.65	1.06	0.644	0.587
68-12	600E 400S	32.92	48.16	15.24	1.76	0.547	0.686
68-14	800E 200S	41.45	85.19	43.74	1.43	0.624	0.659
	including	41.45	62.48	21.03	2.18	0.652	0.822
68-11	800E 400S	57.00	87.48	30.48	2.06	0.565	0.737
97-2*	900E 300S	49.75	96.74	46.99	1.24	0.660	0.600
68-8	1100E 400S	57.61	111.56	53.95	2.30	0.670	0.827
	including	60.66	88.09	27.43	3.13	0.882	1.030
97-3*	1200E 350S	47.81	112.40	64.59	1.89	0.670	0.580

Drill Hole	Relative Location	From	To	Width	Total PGE	Nickel	Copper
	(feet)	(meters)	(meters)	(meters)	(g/t)	(%)	(%)
67-8	1200E 400S	48.16	104.55	56.39	2.53	0.790	0.743
	including	57.30	81.69	24.39	3.84	1.176	1.060
97-4*	1600E 250S	65.37	112.30	46.93	1.18	0.690	0.640
68-7	2000E 0+00	24.08	51.21	27.13	1.12	0.325	0.284

"*" Refers to assaying of sample pulps (not actual pieces of drill core).

The diamond drill core co-ordinates relate to the original grid pattern (1967-1970) and are therefore expressed in feet. All holes reported were drilled at -90 degrees. The historic diamond drill core was stored at the Expo-Ungava camp for more than 30 years. While some core intervals were unavailable or unidentifiable, the material for the 13 holes reported above were found to be essentially intact. Small missing pieces of core or slight discrepancies in footage were deemed to be of little significance. Representative core specimens were collected, labeled, and stored for future reference. PGE mineralization was also discovered beyond the limits of the area of the main sulphide body included in the resource estimate. For example, PGE values up to 7.88 grams per ton over a core length of 1.28 meters were found to occur in hole EX 69-7 some 400 feet (122 meters) to the northwest of the limit of the resource calculation area (hole EX 68-24).

The Parent also received assay values of up to 3.5 g/t PGE over 1.21 meters in partially recovered core from hole EX 68-10, collared 457 meters to the south of the Expo-Ungava Deposit in a separate ultramafic body. Much of the core from this hole was not re-assayed as it was both incomplete and the footages were for the most part unidentifiable. One interval that was re-assayed for PGE content was found to contain 1.05 g/t PGE, 0.30% nickel and 0.37% copper in the interval from 13.72 - 18.29 meters. With the exception of 5 holes drilled 183 to 549 meters to the east, and 5 holes to the north, on section with hole 68-10, no other drilling appears to have been carried out in this separate ultramafic body, which is known to extend for several kilometers. None of the core recovered from holes to the east of the Expo-Ungava Deposit were recovered during the 2001 exploration program.

Reasons for the Offer

The Offeror considers that the management of Ungava has:

- consistently acted in disregard of the interests of Ungava's minority shareholders;
- since the signing of the JV Agreement in January 2001 has acted in a manner that is prejudicial to Ungava's relationship with the Parent and to the Parent's ability to carry out an effective exploration program on the Expo-Ungava property, both on its own behalf and on behalf of Ungava.

The Offeror's view is based on, among other considerations, the following:

- In the fall of 1999, following the termination of the operations of the Canadian Dealer Network (CDN), companies then traded on CDN were invited to become listed on the Canadian Venture Exchange Inc. ("TSX Venture Exchange") under a simplified listing procedure. Management of Ungava failed to respond to this invitation. As a result, more than 900 shareholders of Ungava have been deprived of a market for their shares and of the regulatory oversight that is designed to prevent the sort of conduct described below.

- Ungava has failed to hold a shareholder's meeting at which its shareholders could express their views about Mr. Erikson and his fellow board members, since 1997. This demonstrates a disregard for the interests of minority shareholders and fundamental principles of corporate democracy. It is also a breach of the *Canada Business Corporations Act.*

- According to Ungava's management information circular dated April 10, 2002 (the "Meeting Circular"), as at February 28, 2002 Ungava had no current assets and approximately $300,000 in current liabilities and has amassed a shareholder's deficit of nearly $4 million in the past five years, all of it during Mr. Erikson's tenure as Ungava's CEO. Despite this:

  - Mr. Erikson disclosed in the Meeting Circular that he was paid $316,666 in compensation for the period from 1999 to 2001, a period when Ungava was not actively carrying on business and held no meetings of shareholders. According to the Meeting Circular, Mr. Erikson and his wife, Christine, and his brother, Felix Siwanowicz, control 85% of the outstanding shares of Ungava.

  - Ungava is committed to paying management and consulting fees of $1,366,674 in the years ended November 30, 2002 through 2007, of which $200,000 per annum is payable to a director of Ungava.

- Ungava Exploration, through which Ungava holds its interest in the Expo-Ungava property, failed to pay the renewal fees of $17,300 for the Mineral Permit that constitutes the Expo-Ungava Property when due in November 2000. The Parent cured Ungava Exploration's default by paying the fee on its behalf in December 2000. Had this not been done, Ungava would have forfeited the Expo-Ungava Property, its sole material asset.

- It was not until June 6, 2002 that Ungava mailed to its shareholders interim financial statements for the periods ended on February 28, 1999, May 31, 1999, August 31, 1999, February 29, 2000, May 31, 2000, August 31, 2000 and Annual Reports for the years ended November 30, 1998 and 2000. There is no evidence that an Annual Report for the year ended November 30, 1999 was produced or mailed to Ungava's shareholders.

- The Meeting Circular related to a meeting originally scheduled to be held (the "Ungava Meeting") on May 10, 2002. On May 8, 2002, however, an Ontario court, on the application of a minority shareholder of Ungava (the "Minority Shareholder Application"), restrained the holding of the Meeting pending a hearing to decide whether the Meeting should be delayed until the allegations in the Minority Shareholder Application could be tried. The allegations in the Minority Shareholder Application include that the Meeting Circular is misleading and contains inadequate disclosure, and that in this and a number of other respects the directors of Ungava have committed breaches of their fiduciary duties and engaged in conduct oppressive to the minority shareholders. The other relief sought in the Minority Shareholder Application includes orders:

  - restraining the directors from voting their shares either generally or on certain specific items to be considered at the Meeting which are alleged to be oppressive;

- removing the directors, including Glen Erikson and his brother, Felix Siwanowicz, from Ungava's board and replacing them with an independent board of directors;

- restraining the directors from engaging in any self-dealing transactions and from taking any actions out of the normal course of business pending a trial; and

- setting aside the management contracts between Ungava and Glen Erikson.

➢ Management of Ungava failed to maintain the corporate filings of Ungava Exploration in a timely manner since 1997. At the time of negotiating the JV Agreement with the Parent, Ungava had failed to make the corporate filings for two consecutive years, thus continually placing it at risk of being struck from the register and dissolved. It was only as the result of the Parent's insistence that the default was rectified and title to the asset preserved in Ungava Exploration.

In the opinion of the Offeror, no responsible board of directors with a familiarity with its fiduciary obligations to shareholders would have approved the exceedingly generous management contracts with Ungava or the consistent pattern of disregard of the interests of both Ungava and its shareholders that the facts outlined above indicate. The Offeror also considers that the sort of behaviour outlined above is harmful to the efficient conduct of exploration on the Expo-Ungava property, to the relationship between Ungava and the Parent, and therefore to the long term best interests of both companies and their respective shareholders.

It appears that the pattern of conduct described above is not new to Mr. Erikson. On December 15, 1998 the Ontario Securities Commission found that Glen and Christine Erikson, among others, had participated in and facilitated a number of violations of the *Securities Act* (Ontario) and engaged in conduct that was "manipulative, deceptive and unconscionably abusive of capital markets", all in relation to issuers other than Ungava.

Purpose of the Offer and Plans for Ungava

The purpose of the Offer is to enable the Offeror to acquire control of Ungava. If the Offeror is successful, the Offeror will own a majority of the outstanding shares of Ungava and will be entitled under the *Canada Business Corporations Act* to take all such action as may be necessary to elect any and all directors of Ungava and would, therefore, be in a position to control Ungava. In that event, the Offeror will endeavor to replace some or all of Ungava's management personnel and board members with persons who it is confident will act in the best interest of Ungava's shareholders. To that end, unreasonable compensation arrangements will be terminated and the joint venture relationship on the Expo Ungava property will be stabilized and administered in a professional manner with a view to encouraging exploration on that property..

Beneficial Ownership of and Trading in Shares

Neither the Offeror, the Parent nor any of their directors or officers, nor any associate of the directors or officers of the Offeror or the Parent, nor any person or company holding more than 10% of any class of equity securities of the Offeror or the Parent, nor any person acting jointly or in concert with the Offeror or the Parent, owns or exercises control or direction over securities of Ungava.

The Shares are not currently listed on any exchange or quotation system.

Source of Funds

The Offeror estimates that, if it acquires 51% of the currently outstanding Shares under the Offer, the total amount of funds required to purchase such Shares will be approximately $928,027.11, all of which will be funded from the Parent's working capital.

Market Purchases

The Offeror has no present intention of acquiring beneficial ownership of Shares while the Offer is outstanding other than pursuant thereto. However, the Offeror reserves the right to purchase, subject to applicable law and regulatory approval, where required, up to 5% of the Shares outstanding on the date of this Offer.

Canadian Federal Income Tax Consequences

In the opinion of Felesky Flynn LLP, Canadian tax counsel to the Parent, the following is, as of the date hereof, a fair and reasonable summary of the principal Canadian federal income tax consequences under the *Income Tax Act* (Canada) (the "Tax Act") generally applicable to shareholders who dispose of Shares to the Offeror pursuant to the Offer, who hold their Shares as capital property and who deal at arm's length, and are not affiliated, with the Offeror. Shares generally will constitute capital property to a holder thereof unless the holder holds such Shares in the course of carrying on a business or has acquired such Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency (the "CCRA"). Except for the proposed amendments referred to above, this summary does not take into account or anticipate any changes in law, or in administrative or assessing practices, whether by legislative, governmental or judicial action, nor does it take into account the tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

The Tax Act contains provisions relating to securities held by certain financial institutions (the "mark-to-market rules"). This summary does not take into account these mark-to-market rules or any proposed amendments thereto. Shareholders that are "financial institutions" for purposes of those rules should consult their own income tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Accordingly, shareholders should consult their own income tax advisors for advice with respect to the income tax consequences having regard to their own particular circumstances.

Residents of Canada

The following summary is generally applicable to shareholders who, at all relevant times, are, or are deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax treaty. Certain shareholders whose Shares might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Shares and every "Canadian security" (as defined in the Tax Act) owned by such shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Sale Pursuant to the Offer

A shareholder whose Shares are acquired by the Offeror pursuant to the Offer will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Shares, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the holder of such Shares. For purposes of computing such capital gain or capital loss, a shareholder will be considered to have disposed of the Shares for proceeds of disposition equal to the cash received on the transaction.

Taxation of Capital Gains and Losses

Shareholders will be required to include half of the amount of any capital gain (a "taxable capital gain") in computing their income and generally will be entitled to deduct half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by such holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

In general, a capital loss otherwise arising on the disposition of a Share by a corporation may be reduced by dividends previously received or deemed to have been received thereon. Similar rules also may apply in circumstances where a corporation is a member of a partnership or a beneficiary of a trust that owns Shares. **Shareholders to whom these rules may be relevant should consult their own tax advisors.**

A "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% of its "aggregate investment income". For this purpose, aggregate investment income will include net taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.

Non-Residents of Canada

The following summary is generally applicable to a shareholder who, at all relevant times, is neither a resident, nor deemed to be a resident, of Canada for purposes of the Tax Act and any applicable tax treaty, and who does not use or hold, and is not deemed to use or hold, the Shares in carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not described herein, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada. **Non-Resident Holders should consult their own tax advisors for advice with respect to any foreign tax consequences of the Offer.**

The Shares will be considered to be "taxable Canadian property" within the meaning of the Tax Act because the Shares are not listed on a prescribed stock exchange. Non-Resident Holders generally will be subject to tax under the Tax Act on the disposition of such Shares under the Offer.

On the disposition or deemed disposition of Shares by a Non-Resident Holder, such holder will realize a capital gain (or a capital loss) generally computed in the manner described above under "Residents of Canada". Any such capital gain may be exempt from tax under the Tax Act under the terms of an income tax treaty between Canada and the country in which the Non-Resident Holder resides.

If the disposition of such Shares by a Non-Resident Holder gives rise to a capital gain which is not exempt from Canadian tax under the terms of an applicable income tax treaty, the tax consequences as described above under the heading "Taxation of Capital Gains and Losses" generally will apply. All Non-Resident Holders will be required to follow the notice and clearance certificate procedures set out in the Tax Act.

Non-Resident Holders are urged to consult their income tax advisors to ascertain whether the relevant provisions of an income tax treaty exempt them from such taxation, and to ensure that they comply with the notice and clearance certificate procedures in the Tax Act. The Offeror has arranged for Canadian tax counsel to assist Non-Resident Holders in obtaining clearance certificates. Any Non-Resident Holder interested in obtaining such assistance should contact Wanda Rumball at Felesky Flynn LLP, Barristers and Solicitors, at (403) 260-5403.

If a Non-Resident Holder does not obtain the required clearance certificate from the CCRA in advance of the disposition, the Offeror will be obligated to withhold an amount equal to 25% of the sale price of the Shares. If the clearance certificate is not obtained within 30 days after the end of the month in which the disposition occurs, the Offeror will be required to remit such amount to the CCRA. If the Offeror withholds and remits such tax, the Shareholder will be required to file a Canadian tax return in order to claim a refund thereof unless the CCRA agrees to allow the withheld funds to be refunded on issuance of the clearance certificate.

Depositary

The Offeror has engaged Computershare Trust Company of Canada to act as Depositary for the receipt of the Shares, Notices of Guaranteed Delivery and Letters of Transmittal deposited under the Offer and for the payment for Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection herewith.

Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides securityholders of Ungava with, in addition to any other rights they may have at law, rights of rescission or to damages or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

Directors' Approval

The contents of the Offer and this Offering Circular have been approved, and the sending, communication or delivery thereof to the holders of Shares has been authorized, by the board of directors of the Offeror.

Consent of Counsel

DATE: June 19, 2002

TO: The Directors of 3919005 Canada Inc. and the Directors of Canadian Royalties Inc.

We hereby consent to the reference to our opinion contained under the heading "Canadian Federal Income Tax Considerations" in the Offering Circular accompanying the Offer made by 3919005 Canada Inc., a wholly owned subsidiary of Canadian Royalties Inc. to purchase 9,280,271 of the outstanding common shares of Ungava Minerals Corp. dated June 19, 2002.

Felesky Flynn LLP

"Wanda Rumball"

Per: Wanda Rumball

CERTIFICATE

June 19, 2002

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

"Glenn J. Mullan"
(signed) Glenn J. Mullan
President and Director

The Letters of Transmittal, Notices of Guaranteed Delivery, certificates for the Shares and any other required documents should be sent by each holder of Shares or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its office addresses as specifically set out in the Letter of Transmittal and Notice of Guaranteed Delivery respectively.

The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention : Corporate Actions

Toll Free : 1-866-586-7637
E-Mail : caregistryinfo@computershare.com

By Hand or Courier

Calgary

Western Gas Tower
Suite 600, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8
Attention: Corporate Actions

Toronto

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

For Deposit of Common Shares of

UNGAVA MINERALS CORP.

This Notice of Guaranteed Delivery must be used to accept the offer dated June 19, 2002 (the "Offer") made by **3919005 Canada Inc.** ("the Offeror"), a wholly owned subsidiary of Canadian Royalties Inc., for common shares (the "Shares") of **Ungava Minerals Corp.** ("Ungava") if certificates for the Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Termination Time of the Offer (4:00 p.m. Toronto time on July 25, 2002 unless extended). This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto offices of the Depositary only.

The terms and conditions of the Offer are incorporated by reference in the Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer to Purchase and Offering Circular shall have the respective meanings set out in the Offer to Purchase and Offering Circular.

To: The Depositary, **Computershare Trust Company of Canada**

Toronto (by Mail)
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

Toronto (by Hand or Courier)
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

By Facsimile Transmission

Fax: (416) 981-9663

Delivery of this Notice of Guaranteed Delivery to an address, or transmission of this Notice of Guaranteed Delivery via a facsimile number, other than as set forth above does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Acceptance and Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Acceptance and Transmittal.

DO NOT SEND CERTIFICATES FOR COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. Certificates for common shares **must** be sent with your Letter of Acceptance and Transmittal.

The undersigned hereby deposits to **3919005 Canada Inc.**, upon the terms and subject to the conditions set forth in the Offer and Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, the Shares described below, pursuant to the guaranteed delivery procedures set forth in the Offer under the section "Manner and Time of Acceptance".

Certificate Number(s) (if available)	Number of Shares	Name & Address of Shareholder (please print)

TOTAL SHARES [ ]

Dated:	Telephone (Business Hours) ( )	Signature

GUARANTEE

The undersigned a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP), **guarantees delivery** to the Depositary of the certificates representing the Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Acceptance and Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all other documents required by the Letter of Acceptance and Transmittal, all on or before 4:00 p.m. (Toronto time) on the third business day after the Termination Date.

Name of Firm: ______________________ Authorized Signature: ______________

Address of Firm: ______________________ Name: ______________________

______________________ Title: ______________________

Telephone Number: ______________________ Dated: ______________________

The Instructions accompanying the Letter of Acceptance and Transmittal should be read carefully before completing this Letter of Acceptance and Transmittal. The Depositary (see last page for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL
to accompany certificates for common shares of

UNGAVA MINERALS CORP.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL **4:00 P.M.** (TORONTO TIME) ON **JULY 25, 2002** UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED.

This Letter of Acceptance and Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the "Shares") of **Ungava Minerals Corp.** ("Ungava") deposited pursuant to the offer (the "Offer") dated June 19, 2002 made by **3919005 Canada Inc.** (the "Offeror"), a wholly owned subsidiary of Canadian Royalties Inc., to holders of the Shares.

Capitalized terms used but not defined in the Letter of Acceptance and Transmittal which are defined in the Offer to Purchase and Offering Circular dated June 19, 2002 have the meanings set out in the Offer and Offering Circular.

TO: **3919005 CANADA INC.**
AND TO: **COMPUTERSHARE TRUST COMPANY OF CANADA at its offices set out herein.**

The undersigned delivers to you the enclosed certificates(s) for Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name in which Registered	Number of Shares Deposited*

* Unless otherwise indicated, the total number of common shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 6.

The undersigned acknowledges receipt of the Offer and represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the Shares represented by the enclosed certificate(s) (the "Deposited Shares") and that when the Deposited Shares are accepted for payment by the Offeror, the Offeror will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the following:

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED the undersigned irrevocably assigns to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of

the Deposited Shares or any of them after June 19, 2002, as well as the right of the undersigned to receive any and all distributions. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then (i) in the case of any such cash distribution that does not exceed the cash purchase price per Share, the consideration payable per Share pursuant to the Offer will be reduced by the amount of any such dividend or distribution received in respect of that Share and (ii) in the case of any such cash distribution in any amount that exceeds the cash purchase price per Share in respect of which the distribution is made, or in the case of any other distribution, the undersigned shall promptly pay or deliver the whole of any such distribution to the Depositary for the account of the Offeror, together with the appropriate documentation of transfer.

The undersigned irrevocably constitutes and appoints Glenn J. Mullan,who is an officer of the Offeror, and any other person designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares taken up and paid for under the Offer and any distributions on such Shares with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned: (a) register or record the transfer of such Deposited Shares and distributions consisting of securities on the registers of Ungava Minerals Corp.; (b) for as long as any such Deposited Shares are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror, any such instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any such Deposited Shares and distributions, and to designate in any such instruments of proxy any person or persons as the proxyholder of the undersigned in respect of such Deposited shares and distributions; (c) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned; and (d) exercise any rights of the undersigned with respect to such Deposited Shares and distributions.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Offer.

The undersigned agrees not to vote any of the Deposited Shares taken up and paid for under the Offer, or distributions on such Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited Shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Offeror, provided not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Deposited Shares or distributions consisting of securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the undersigned in respect of such Deposited Shares or distributions consisting of securities.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to the Offeror.

Each authority conferred or agreed to be conferred by the undersigned in the Letter of Acceptance and Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Acceptance and Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Shares pursuant to the Letter of Acceptance and Transmittal is irrevocable.

The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to mail the cheques by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

BLOCK A	BLOCK B
ISSUE CHEQUE IN THE NAME OF: (please print)	SEND CHEQUE (Unless Block "C" is checked) TO:
(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City and Province or State)	(City and Province or State)
(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)
(Telephone - Business Hours)	
(Social Insurance or Tax Identification Number)	

BLOCK C

❑ HOLD CHEQUE FOR PICK-UP

Signature guaranteed by (if required under Instruction 4):

Authorized Signature

Name of Guarantor (please print or type)

Address (please print or type)

Dated: ________________________

Signature of Shareholder or Authorized Representative (See Instruction 5)

Name of Shareholder (please print or type)

Name of Authorized Representative (please print or type) (if applicable)

BLOCK D

❑ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO ONE OF THE TORONTO OFFICES OF THE DEPOSITARY AND COMPLETE THE FOLLOWING
(please print or type)

Name of Registered Holder ________________________ Date of Guaranteed Delivery ________________________

Name of Institution which Guaranteed Delivery ____

INSTRUCTIONS

1. Use of the Letter of Acceptance and Transmittal

(a) This Letter of Acceptance and Transmittal together with accompanying certificates representing the Deposited Shares must be received by the Depositary at any of the offices specified below before 4:00 p.m. (Toronto time) on July 25, 2002, the "Termination Date", unless the Offer is extended or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b) The method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificates representing Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that the necessary documentation be hand delivered to the Depositary, as applicable, at their offices as specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

2. Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and (i) the certificates representing such Shares are not immediately available or (ii) the Shareholder cannot deliver the certificates representing such Shares and all other required documents to the Depositary on a timely basis at or prior to the Termination Date, such Shares may nevertheless be deposited provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Acceptance and Transmittal is received by the Depositary at one of its Toronto addresses specified in the Notice of Guaranteed Delivery; and

(c) the certificates representing the Deposited Shares in proper form for transfer together with a properly completed and duly executed copy of the Letter of Acceptance and Transmittal must be received at one of its Toronto addresses of the Depositary on or before 4:00 p.m. (Toronto time) on or before the third business day after the Termination Date.

The Notice of Guaranteed Delivery may be delivered by hand or courier, transmitted by facsimile transmission or delivered by mail to the Depositary at one of its Toronto addresses as specified in the Notice of Guaranteed Delivery not later than the Termination Date and must include a guarantee to deliver by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. **Delivery to any office or transmission other than to the specified office or facsimile number does not constitute delivery for this purpose.**

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. Signatures

This Letter of Acceptance and Transmittal must be filled in and signed by the holder of Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Acceptance and Transmittal.

(b) If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

4. Guarantee of Signatures

If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if the payment is to be made in a name other than the registered owner(s), or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of Ungava, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Acceptance and Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of their proof of appointment and authority to act. The Offeror or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

6. Partial Tenders

If less than the total number of Shares evidenced by any certificate submitted is to be deposited, fill in the number of Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Termination Date. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous**

(a) If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b) If Deposited Shares are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

(e) Additional copies of the Offer to Purchase and Offering Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at any of their offices at the addresses listed below.

8. **Lost Certificates**

If a share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to the Target's transfer agent for the Common Shares so that the transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary or the transfer agent for the Shares may contact you.

The Depositary is: **COMPUTERSHARE TRUST COMPANY OF CANADA**

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention : Corporate Actions

Toll Free : 1-866-586-7637
E-Mail : caregistryinfo@computershare.com

By Hand or Courier

Calgary	**Toronto**
Western Gas Tower	100 University Avenue
Suite 600, 530 – 8th Avenue S.W.	9th Floor
Calgary, Alberta	Toronto, Ontario
T2P 3S8	M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Any questions and requests for assistance may be directed by holders of common shares to the Depositary at the telephone numbers and locations set out above.

Getz Prince Wells

Suite 1810, 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3

Tel: (604) 685-6367 Fax: (604) 685-9798

June 19, 2002

VIA SEDAR

British Columbia Securities Commission
Pacific Centre, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor, Alberta Stock Exchange Tower, 300-5th Avenue S.W., Calgary, Alberta T2P 3O4

Manitoba Securities Commission
#1128 - 405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6

Ontario Securities Commission
20 Queen Street West, 8th Floor
Toronto, Ontario M5H 3S8

Quebec Securities Commission
17th Floor, Exchange Tower, 800 Victoria Square, Montreal, Quebec H4Z 1G3

Nova Scotia Securities Commission
P.O. Box 458, 1690 Hollis Street
Halifax, Nova Scotia B3J 2P8

Newfoundland, Department of Justice, 4th Floor, East Block, Confederation Building, P.O. Box 8700, St. John's, Newfoundland A1B 4J6

Dear Sirs:

Re: ***3919005 Canada Inc. a wholly-owned subsidiary of Canadian Royalties Inc. (the "Offeror") – Take-Over Bid for Ungava Minerals Corp.***

On behalf of the Offeror we enclose the following documents for filing:

1. Take-Over Bid Offer and Circular;
2. Advertisement that was published in the Globe and Mail on June 19, 2002;
3. Letter of Transmittal;
4. Notice of Guaranteed Delivery; and
5. All applicable filing fees.

Please do not hesitate to contact the undersigned if you have any questions.

Yours truly,

"Zahra Ramji"

Zahra Ramji

E-mail: zahra@getzpw.com
Direct Line: (604) 605-4295

3919005 Canada Inc., a wholly owned subsidiary of

Canadian Royalties Inc. (TSX-V: CZZ)

Offer to Purchase

9,280,271 common shares (51%) of

Ungava Minerals Corp.

3919005 Canada Inc. (the "Company") has commenced an offer dated Wednesday, June 19, 2002 to purchase for cash 9,280,271 common shares of Ungava Minerals Corp. ("Ungava Minerals"), representing 51% of Ungava Minerals' issued and outstanding common shares, at a price of $0.10 per common share. **The offer will be open for acceptance until 4:00 p.m. (Toronto time) on July 25, 2002, unless withdrawn or extended.**

The offer is made solely by the Offer and Circular dated June 19, 2002 and related Letter of Transmittal and Notice of Guaranteed Delivery (the "Offer Documents") filed today with certain securities commissions or similar regulatory authorities in Canada and which should be made available the following day by such authorities through the internet at www.sedar.com. Within two business days of the receipt of the Register of Shareholders of Ungava Minerals (requested today), the company will mail the Offer Documents to all listed shareholders. The Offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders of Ungava Minerals in any jurisdiction in which the mailing or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, in its sole discretion, take such action as it may deem necessary to extend the offer to Ungava Minerals shareholders in any such jurisdiction.

For further information or assistance with the Offer, contact your broker or financial advisor, or the Computershare Trust Company of Canada at (866) 586-7637.

Form 42

Securities Act

REPORT OF TAKE-OVER BID, ISSUER BID OR APPLICATION UNDER CLAUSE 104(2) (c) OF THE ACT

(Subsection 203. 1 (1) of the Regulation)

1. Name and address of the offeree issuer: Ungava Minerals Corp., 20 Queen Street West, Suite 2018, PO Box 101, Toronto, Ontario M5H 3R3.

2. Name and address of the offeror: 3919005 Canada Inc. (a wholly owned subsidiary of Canadian Royalties Inc.) 152 Chemin de la Mine Ecole, Val d'Or, Quebec J9P 7B6

3. The designation of the class of securities that are subject to the bid and the CUSIP number is: Common Shares, CUSIP number 904-919-107.

4. The date of the bid is June 19, 2002.

5. The maximum number of securities sought by the offeror for each class of securities subject to the bid is 9,280,271 Common Shares.

6. The value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid is $0.10.

7. The number of securities of each class subject to the bid, excluding the offeror's securities, that are held by security holders whose last address as shown on the books of the offeree issuer is in Ontario, is 14,029,839 Common Shares.

8. The fee payable in respect of the bid, as calculated under subsection 32(1) of Schedule 1 is $1,000.

9. The information given in this report is true and complete.

DATED: June 19, 2002

3919005 CANADA INC.
(Name of the Offeror)

"Glenn J. Mullan"
(signed)
Glenn J. Mullan
President

Getz Prince Wells

Suite 1810, 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3

Tel: (604) 685-6367 Fax: (604) 685-9798

June 20, 2002

VIA SEDAR

Quebec Securities Commission
17th Floor, Exchange Tower, 800 Victoria
Square, Montreal, Quebec H4Z 1G3

Dear Sirs:

Re: ***3919005 Canada Inc. a wholly-owned subsidiary of Canadian Royalties Inc. (the "Offeror") – Take-Over Bid for Ungava Minerals Corp.***

This is to advise that the above Take-Over Bid filed on June 19, 2002 on Project Number 460506 is made in accordance with section 121 of the *Securities Act* (Quebec) and that all conditions under this section have been met.

Please do not hesitate to contact the undersigned if you have any questions.

Yours truly,

"Zahra Ramji"

Zahra Ramji

E-mail: zahra@getzpw.com
Direct Line: (604) 605-4295

UNGAVA MINERALS CORP.

Box 185
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

20 June 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

Ungava Minerals Corp. Advises Shareholders to Take No Action at This Time in Response to Canadian Royalties Take-Over Bid

Ungava Minerals Corp. ("Ungava") has learned that Canadian Royalties Inc. ("CRI") (TSX-V: CZZ) commenced an unsolicited take-over bid for 9,280,271 common shares of Ungava. The Company's Board of Directors will review the CRI offer in order to determine the appropriate course, which will serve the bests interests of Ungava's shareholders. Shareholders are urged to take no action at this time and await the recommendation of Ungava's directors. The Ungava Board will make its recommendation with respect to the CRI offer no later than the close of business on July 3, 2002.

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 **REPORTING ISSUER**

Ungava Minerals Corp., Box 185 Port Credit Postal Station, Mississauga, Ontario

ITEM 2 **DATES OF MATERIAL CHANGE**

June 5, 2002

ITEM 3 **PUBLICATION OF THE MATERIAL CHANGE**

Press Release dated 5 June 2002 released at Toronto, Ontario for publication across Canada.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See copy of Press Release attached.

ITEM 5 **FULL DESCRIPTION OF MATERIAL CHANGE**

On June 5, 2002, the Company announced that it had caused a Statement of Claim against the University of Toronto and James Mungall to be issued in Ontario.

The Company claims very substantial damages for breach of contract, breach of duty, etc.

Attached is the Statement of Claim.

ITEM 6 **REPORT FILED ON A CONFIDENTIAL BASIS**

Not applicable

ITEM 7 **OMITTED INFORMATION**

Not applicable

ITEM 8 **SENIOR OFFICERS**

Inquiries may be directed to Glen Erikson, President and CEO of the Company, (416) 897–5511

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material changes referred to herein.

Toronto, Ontario
20 June 2002

"Glen Erikson"
GLEN ERIKSON

UNGAVA MINERALS CORP.
Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

5 June 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

Ungava Minerals Corp. issues a Statement of Claim Against University of Toronto and James Mungall

Ungava Minerals Corp. (the "Company") advises that is has today caused a Statement of Claim against the University of Toronto and James Mungall to be issued in Ontario.

The Company claims very substantial damages for breach of contract. In early 1999, the Company entered into a written contract with the Defendants whereby the Defendants would obtain possession of a collection of samples belonging to the Company which had been removed from the Company's Ungava Trough area mineral property in 1997. The sample comprised drill core from the Expo Ungava deposit and elsewhere on the property as well as grab samples. The Defendants agreed to analyze the samples for both major and trace elements. If they had done so, they would have found Platinum Group Metals ("PGMs") in significant quantities throughout the samples. The Defendants were under an obligation to inform the Company of what their analysis disclosed; but did not do so. The Company does not know whether or not the Defendants actually carried out the said analysis prior to January 12, 2001, the date upon which the Company and others entered into a contract with Canadian Royalties Inc., respecting an optioning of an 80% interest in the Ungava property

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE

BETWEEN:

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.

Plaintiffs

- and -

UNIVERSITY OF TORONTO and JAMES MUNGALL

Defendants

STATEMENT OF CLAIM

TO THE DEFENDANTS

A LEGAL PROCEEDING HAS BEEN COMMENCED AGAINST YOU by the plaintiff. The claim made against you is set out in the following pages.

IF YOU WISH TO DEFEND THIS PROCEEDING, you or an Ontario lawyer acting for you must prepare a statement of defence in Form 18A prescribed by the Rules of Civil Procedure, serve it on the plaintiff's lawyer or, where the plaintiff does not have a lawyer, serve it on the plaintiff, and file it, with proof of service in this court office, WITHIN TWENTY DAYS after this statement of claim is served on you, if you are served in Ontario.

If you are served in another province or territory of Canada or in the United States of America, the period for serving and filing your statement of defence is forty days. If you are served outside Canada and the United States of America, the period is sixty days.

Instead of serving and filing a statement of defence, you may serve and file a notice of intent to defend in Form 18B prescribed by the Rules of Civil Procedure. This will entitle you to ten more days within which to serve and file your statement of defence.

IF YOU FAIL TO DEFEND THIS PROCEEDING, JUDGMENT MAY BE GIVEN AGAINST YOU IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO DEFEND THIS PROCEEDING BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

IF YOU PAY THE PLAINTIFF'S CLAIM, and $2,500.00 for costs, within the time for serving and filing your statement of defence you may move to have this proceeding dismissed by the court. If you believe the amount claimed for costs is excessive, you may pay the plaintiff's claim and $100 for costs and have the costs assessed by the court.

Date________________________________ Issued by______________________
Local registrar

Address of court office:
393 University Avenue
10th Floor
Toronto, Ontario
M5G 1E6

TO: University Of Toronto
Simcoe Hall
27 King College Circle
Toronto, Ontario
M5S 1A1

AND TO: James Mungall
Department of Geology
22 Russell Street
Toronto, Ontario
M5S 3B1

CLAIM

1. The plaintiffs claims:

   (a) damages of $1,000,000,000.;

   (b) interest in accordance with the *Courts of Justice Act;* and

   (c) costs on a substantial indemnity basis.

The Parties

2. The Plaintiff, Ungava Minerals Corp. ("UMC") is a Federally continued corporation with its head office in the Province of Ontario.

3. The Plaintiff, Ungava Mineral Exploration Inc. ("UEI") is a Quebec corporation and is a wholly owned subsidiary of UMC.

4. The Defendant, University of Toronto ("the University") is incorporated under the laws of Ontario.

5. The Defendant, James Mungall ("Mungall") is a professor of geology employed by the University in its Department of Geology.

The Property

6. Prior to January 12, 2001, UEI and UMC held all the rights and interests in a mining permit designated Permit No. 970 in the Ungava Trough Region of Northern Quebec issued by the Province of Quebec and twenty-nine surrounded mining claims located in Ungava, Quebec (collectively "the Property"), subject to a 2% net smelter returns royalty.

7. The Plaintiffs held the Property for mining development. Parties with an interest in the Property had previously performed various drilling and sampling tests of the Property in order to determine the state of its mineralization. However, save for a single assay of a concentrated sample, they did not do any tests to determine the presence of Platinum Group Minerals ("PGMs") in mineable quantities on the Property. That single assay from drill core taken from the Expo Ungava deposit disclosed very low PGMs values.

8. Accordingly, previous drilling had assessed the economic worth of the Property based upon the presence of various minerals in mineable quantities other than PGMs. On that basis, the Plaintiffs concluded that the Property did not warrant development by the Plaintiffs alone. In fact there are PGMs in mineable quantities present in the Property. The value of the Property is therefore higher than initially assessed by $850,000,000.

9. The presence of PGMs in mineable quantities on the Property is of such a magnitude that it would warrant the Plaintiffs developing the property alone.

The University's Research

10. In 1998 and 1999 Mungall was interested in the geological composition of the Property. Accordingly, he wished to examine the collection of drill core and grab samples which had been taken from the Property during 1997 and housed in a warehouse in Montreal ("the Collection").

11. Mungall offered to analyze the Collection for the joint benefit of the Plaintiffs, himself and his employer, the University.

12. On January 26, 1999 Mungall therefore made the following proposal for himself and the University:

> Dear Mr. Erikson:
>
> Further to our telephone conversation last week I am writing to you to request your permission to undertake a research project aimed at establishing the petrogenesis and mode of formation of Ni-sulphide deposits at and near to the Expo Ungava property in Northern Quebec. As we discussed I plan to move the collection of drill core and grab samples to Toronto in the coming week.
>
> The basic plan of my project will be to analyze both silicate and sulphide rocks from the Expo Ungava and related ultramafic bodies for major and trace elements. The primary aims are to establish a) their affinity with either the Povungnituk or the Chukotat basaltic sequences; b) the presence or absence of multiple intrusive units; c) the relation of the massive sulphide ore to the enclosing peridotites; and d) the relations between the widespread disseminated sulphides and the massive sulphide bodies.
>
> As we agreed, any data I collected during the course of this project would be available to Ungava Minerals, and I would be free to publish any data and interpretations resulting from the study.
>
> If this arrangement is satisfactory to you I would appreciate receiving a letter stating your approval and giving me permission to study and analyze the rocks, and also to publish my results.
>
> I look forward to collaborating with you in this venture. The results should be interesting and may provide very useful insights into the economic potential of the Expo Ungava deposit.
>
> Sincerely,
>
> James E. Mungall
> Professor of Ore Genesis

13. At the writing of this letter, the Defendants knew or reasonably ought to have known that the Plaintiffs had not tested the Property for the presence of PGMs.

14. The Collection was the property of the Plaintiffs and contained information which was proprietary and confidential to them.

15. In writing the letter of January 26, 1999, Mungall and the University knew or reasonably ought to have known that in studying and analyzing the Collection, the "very useful insights into the economic potential of the Expo Ungava deposit" might well include the discovery of PGMs in significant quantities.

The Contract

16. On February 1, 1999 the Plaintiffs accepted the offer of the Defendants by writing:

> Dear Sir:
>
> I have your letter of 26 January, 1999 requesting permission to study core from or near the Expo Ungava zone with a view to establishing petrogenesis and publishing the results.
>
> The Company agrees to your request and consents to publication of results, provided the Company gets access periodically to data as it is developed and provided the Company has access to split core samples as requested from time to time for the purpose of promoting the Company's property.
>
> I look forward to meeting you to discuss your work in this regard.
>
> Yours very truly,
>
> UNGAVA MINERALS CORP.

GLEN ERIKSON

17. Thereafter the Defendants attended in Montreal and took possession of the Collection which they removed to the University premises in Toronto.

18. The exchange of these two letters and the taking possession of the Collection as aforesaid created a contract between the Plaintiffs on the one hand and the Defendants on the other (the "contract"). The contract contained the following terms, express or implied that:

(a) the Defendants would test the Collection for major and trace mineral elements, including PGMs;

(b) the Defendants would do so expeditiously and without reasonable delay;

(c) the Defendants would inform the Plaintiffs of their findings as soon as was practicable following the tests;

(d) the Defendants would not inform any third party of their findings prior to informing the Plaintiffs thereof.

19. The Plaintiffs entered the contract as a result of the Defendants' representations, express or implied, that:

(a) Mungall was a member of the Department of Geology of the University of Toronto;

(b) testing of the Collection would be conducted and furtherance of research undertaken by the University for the Defendants' joint benefit;

(c) the testing would be conducted and fulfilled, honestly, competently, efficiently and expeditiously;

(d) the Defendants would test for the presence of PGMs;

(e) the Plaintiffs would be informed of all testing results expeditiously;

(f) testing would be conducted to further the economic interests of the Plaintiffs;

(g) the University would supervise and monitor Mungall in the performance of the testing and be responsible for his conduct in furtherance of his obligations under the contract.

The Defendants' Duty of Care

20. At the making of the contract, the Defendants knew or reasonably ought to have known that there was a real possibility that the Plaintiffs might sell, transfer, option or otherwise deal with the ownership of the Property.

21. At all material times, the Defendants knew or reasonably ought to have known that the amount of consideration that the Plaintiffs would receive for any such dealing with the Property would vary directly with the value of the minerals known to present in significant quantities on the Property.

22. Thereafter, the Defendants performed the tests as agreed and determined that the Property contained PGMs in significant quantities (the "Finding").

The Defendants' Breached the Contract

23. In breach of the contract and those other duties as are set out below, the Defendants deliberately or negligently failed to inform the Plaintiffs of the Finding.

24. Rather, on or before January 12, 2001, the Defendants, either deliberately or negligently, informed Canadian Royalties Inc. ("CRI") of the Finding. The transfer of this information was either oral or in writing and took place in such manner, times and places known to the Defendants and not the Plaintiffs.

The Plaintiffs' Loss

25. On January 12, 2001 CRI and the Plaintiffs entered an "Option and JVA" ("the JVA") whereby CRI obtained the right and option to acquire on an incremental basis, up to an undivided 80% interest in the Property.

26. This disposition was in consideration of CRI incurring certain exploration, development, assessment and other expenditures in respect of the Property.

27. In entering the JVA, the Plaintiffs did not know of the Finding, and bargained accordingly.

28. If they had known of the Finding, the Plaintiffs would not have entered into the JVA. Instead, the Plaintiffs would have developed the Property alone. The Plaintiffs entered into the JVA on the basis that the Property did not warrant development by the Plaintiffs alone.

29. By entering into the JVA, the Plaintiffs lost 80% of the economic value of the Property. The Plaintiffs therefore lost 80% of the economic value by which the Property increased as a result of the discovery of PGMs in significant quantities thereon.

30. Alternatively, the Defendants failed to perform the tests pursuant to the contract and therefore failed to make the Finding. This too was a breach of the contract and damaged the Plaintiffs as aforesaid. These damages flowed naturally from this breach.

31. Subsequent to January 12, 2001, CRJ announced that the Property contained PGMs in significant quantities.

32. The breaches referred to in paragraphs 24, and 30 are breaches of the duty of care owed by the University to the Plaintiffs, which duty arose as a result of the representations aforesaid.

33. In any event, the University is vicariously liable for the aforesaid breaches of Mungall in the performance of the contract and duty of care.

The plaintiffs propose that this action be tried at the City of Toronto.

June 4, 2002

PAUL J. PAPE
Barristers
One Queen Street East
Suite 1910, Box 69
Toronto, Ontario
M5C 2W5

Paul J. Pape
Law Society Reg. No. 12548P
Tel. No.: (416) 364-8755
Fax No.: (416) 364-8855
Solicitors for the Plaintiffs

June 21, 2002

VIA SEDAR

Quebec Securities Commission
17th Floor, Exchange Tower, 800 Victoria
Square, Montreal, Quebec H4Z 1G3

Dear Sirs:

Re: *3919005 Canada Inc. (a wholly-owned subsidiary of Canadian Royalties Inc.) – Take-Over Bid for Ungava Minerals Corp.*

This is to advise that the above Take-Over Bid filed on June 19, 2002 on Project Number 460506 is made in accordance with section 121 of the *Securities Act* (Quebec) and that all conditions under this section have been met.

Yours truly,

3919005 Canada Inc.

"Glenn Mullan"
Glenn Mullan, President

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEET - AUGUST 31, 2000

UNAUDITED - SEE NOTICE TO READER

	2000	1999
ASSETS		
Current		
Cash	$ -	$ 306
Amounts receivable	-	20,494
Marketable securities	429	77,940
	429	98,740
Capital assets	53,660	67,763
Mineral resource properties	1	673,564
Deferred exploration expenditures	-	661,563
	$ 54,090	$ 1,501,630
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 68,965	$ 225,180
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock	3,702,744	3,702,744
Deficit	(3,717,619)	(2,426,294)
	(14,875)	1,276,450
	$ 54,090	$ 1,501,630

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS

NINE MONTHS ENDED AUGUST 31, 2000
(with comparative figures for the nine months ended August 31, 1999)
UNAUDITED - SEE NOTICE TO READER

	2000	1999
Revenue:		
Gain on sale of marketable securities	$ 228,936	$ -
Expenses:		
Depreciation expense	9,808	12,883
Operating, administrative and general	83,100	81,822
	92,908	94,705
Net income (loss) for the period before undernoted item	136,028	(94,705)
Write down of mineral resource properties and exploration expenditures	1,306,535	-
Net loss for the period	$(1,170,507)	$ (94,705)
Loss per share	$ (0.06)	$ 0.01

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at August 31, 2000 and the interim consolidated statements of operations, deficit and cash flows for the nine months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
November 16, 2000

Wasserman Ramsay
Chartered Accountants

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENT OF DEFICIT

NINE MONTHS ENDED AUGUST 31, 2000
(with comparative figures for the nine months ended August 31, 1999)

UNAUDITED - SEE NOTICE TO READER

	2000	1999
Deficit, beginning of period	$(2,547,112)	$(2,331,589)
Net loss for the period	(1,170,507)	(94,705)
Deficit, end of period	$(3,717,619)	$(2,426,294)

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

NINE MONTHS ENDED AUGUST 31, 2000
(with comparative figures for the nine months ended August 31, 1999)

UNAUDITED - SEE NOTICE TO READER

	2000	1999
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the period	$(1,170,507)	$ (94,705)
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	(228,936)	-
Write down of mineral resource properties and exploration expenditures	1,306,535	-
Depreciation	9,808	12,883
Net change in non-cash working capital items	(221,618)	(20,494)
	(304,718)	(102,316)
Investing:		
Proceeds from sale of marketable securities	304,718	-
Renewal fee for mineral resource properties	-	(13,962)
Change in non-cash working capital related to investments	-	115,919
	304,718	101,957
Net change in cash during the period	-	(359)
Cash, beginning of period	-	665
Cash, end of period	$ -	$ 306

82-4436

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEET - MAY 31, 2000

UNAUDITED - SEE NOTICE TO READER

	2000	1999
ASSETS		
Current		
Cash	$ -	$ 306
Amounts receivable	-	20,494
Marketable securities	429	77,940
	429	98,740
Capital assets	56,930	72,057
Mineral resource properties	1	659,602
Deferred exploration expenditures	-	661,563
	$ 57,360	$ 1,491,962
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 41,466	$ 183,417
SHAREHOLDERS' EQUITY		
Capital stock	3,702,744	3,702,744
Deficit	(3,686,850)	(2,394,199)
	15,894	1,308,545
	$ 57,360	$ 1,491,962

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS

SIX MONTHS ENDED MAY 31, 2000
(with comparative figures for the six months ended May 31, 1999)
UNAUDITED - SEE NOTICE TO READER

	2000	1999
Revenue:		
Gain on sale of marketable securities	$ 228,936	$ -
Expenses:		
Depreciation expense	6,539	8,589
Operating, administrative and general	55,600	54,021
	62,139	62,610
Net income (loss) for the period before undernoted item	166,797	(62,610)
Write down of mineral resource properties and exploration expenditures	1,306,535	-
Net loss for the period	$(1,139,738)	$ (62,610)
Loss per share	$ (0.06)	$ -

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at May 31, 2000 and the interim consolidated statements of operations, deficit and cash flows for the six months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
July 19, 2000

Wasserman Ramsay
Chartered Accountants

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENT OF DEFICIT

SIX MONTHS ENDED MAY 31, 2000
(with comparative figures for the six months ended May 31, 1999)

UNAUDITED - SEE NOTICE TO READER

	2000	1999
Deficit, beginning of period	$(2,547,112)	$(2,331,589)
Net loss for the period	(1,139,738)	(62,610)
Deficit, end of period	$(3,686,850)	$(2,394,199)

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

SIX MONTHS ENDED MAY 31, 2000
(with comparative figures for the six months ended May 31, 1999)

UNAUDITED - SEE NOTICE TO READER

	2000	1999
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the period	$(1,139,738)	$ (62,610)
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	(228,936)	-
Write down of mineral resource properties and exploration expenditures	1,306,535	-
Depreciation	6,539	8,589
Net change in non-cash working capital items	(249,118)	53,662
	(304,718)	(359)
Investing:		
Proceeds from sale of marketable securities	304,718	-
Net change in cash during the period	-	(359)
Cash, beginning of period	-	665
Cash, end of period	$ -	$ 306

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEET - AUGUST 31, 1999

UNAUDITED - SEE NOTICE TO READER

	1999	1998
ASSETS		
Current		
Cash	$ 306	$ 24,229
Amounts receivable	20,494	70,187
Marketable securities	77,940	164,240
	98,740	258,656
Capital assets	67,763	81,392
Mineral resource properties	673,564	704,304
Deferred exploration expenditures	661,563	661,563
	$ 1,501,630	$ 1,705,915
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 225,180	$ 39,434
SHAREHOLDERS' EQUITY		
Capital stock	3,702,744	3,702,744
Deficit	(2,426,294)	(2,036,263)
	1,276,450	1,666,481
	$ 1,501,630	$ 1,705,915

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS

NINE MONTHS ENDED AUGUST 31, 1999
(with comparative figures for the nine months ended August 31, 1998)
UNAUDITED - SEE NOTICE TO READER

	1999	1998
Revenue:		
Gain on sale of marketable securities	$ -	$ 122,001
Expenses:		
Depreciation expense	12,883	14,029
Operating, administrative and general	81,822	198,988
	94,705	213,017
Net loss for the period before undernoted items	(94,705)	(91,016)
Write down of investments to market value	-	205,000
Net loss for the period	$ 94,705	$ 296,016
Loss per share	$ 0.01	$ 0.02

CONSOLIDATED INTERIM STATEMENT OF DEFICIT

NINE MONTHS ENDED AUGUST 31, 1999
(with comparative figures for the nine months ended August 31, 1998)

UNAUDITED - SEE NOTICE TO READER

	1999	1998
Deficit, beginning of period	$ 2,331,589	$ 1,740,247
Net loss for the period	94,705	296,016
Deficit, end of period	$ 2,426,294	$ 2,036,263

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at August 31, 1999 and the interim consolidated statements of operations, deficit and changes in financial position for the nine months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
November 15, 1999

Wasserman Ramsay
Chartered Accountants

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN FINANCIAL POSITION

NINE MONTHS ENDED AUGUST 31, 1999
(with comparative figures for the nine months ended August 31, 1998)

UNAUDITED - SEE NOTICE TO READER

	1999	1998
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the period	$ (94,705)	$ (296,016)
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	-	(122,001)
Write down of marketable securities to market value	-	205,000
Depreciation	12,883	14,029
Net change in non-cash working capital items	(20,494)	(43,413)
	(102,316)	(242,401)
Investing:		
Purchase of marketable securities	-	(135,511)
Proceeds from sale of marketable securities	-	570,953
Purchase of capital assets	-	(4,765)
Renewal fee for mineral resource properties	(13,962)	(26,007)
Deferred exploration expenditures	-	(6,070)
Change in non-cash working capital related to investments	115,919	(138,959)
	101,957	259,641
Net change in cash during the period	(359)	17,240
Cash, beginning of period	665	6,989
Cash, end of period	$ 306	$ 24,229

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEET - MAY 31, 1999

UNAUDITED - SEE NOTICE TO READER

	1999	1998
ASSETS		
Current		
Cash	$ 306	$ 3,614
Amounts receivable	20,494	88,007
Marketable securities	77,940	456,562
	98,740	548,183
Capital assets	72,057	85,797
Mineral resource properties	659,602	704,304
Deferred exploration expenditures	661,563	661,563
	$ 1,491,962	$ 1,999,847
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 183,417	$ 76,909
SHAREHOLDERS' EQUITY		
Capital stock	3,702,744	3,702,744
Deficit	(2,394,199)	(1,779,806)
	1,308,545	1,922,938
	$ 1,491,962	$ 1,999,847

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS

SIX MONTHS ENDED MAY 31, 1999
(with comparative figures for the six months ended May 31, 1998)

UNAUDITED - SEE NOTICE TO READER

	1999	1998
Revenue:		
Gain on sale of marketable securities	$ -	$ 94,405
Expenses:		
Depreciation expense	8,589	-
Operating, administrative and general	54,021	133,964
	62,610	133,964
Net loss for the period	$ (62,610)	$ (39,559)
Loss per share	$ -	$ -

CONSOLIDATED INTERIM STATEMENT OF DEFICIT

SIX MONTHS ENDED MAY 31, 1999
(with comparative figures for the six months ended May 31, 1998)

UNAUDITED - SEE NOTICE TO READER

	1999	1998
Deficit, beginning of period	$ 2,331,589	$ 1,740,247
Net loss for the period	62,610	39,559
Deficit, end of period	$ 2,394,199	$ 1,779,806

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at May 31, 1999 and the interim consolidated statements of operations, deficit and changes in financial position for the six months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
July 27, 1999

Wasserman Ramsay
Chartered Accountants

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN FINANCIAL POSITION

SIX MONTHS ENDED MAY 31, 1999
(with comparative figures for the six months ended May 31, 1998)

UNAUDITED - SEE NOTICE TO READER

	1999	1998
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the period	$ (62,610)	$ (39,559)
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	-	(94,405)
Depreciation	8,589	-
Net change in non-cash working capital items	53,662	(14,164)
	(359)	(148,128)
Investing:		
Purchase of marketable securities	-	(135,511)
Proceeds from sale of marketable securities	-	456,065
Purchase of capital assets	-	(4,765)
Mineral resource properties (net of option payments received)	-	(26,007)
Deferred exploration expenditures	-	(6,070)
Change in non-cash working capital related to investments	-	(138,959)
	-	144,753
Net change in cash during the period	(359)	(3,375)
Cash (bank overdraft), beginning of period	665	6,989
Cash, end of period	$ 306	$ 3,614

82-4436

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEET - FEBRUARY 28, 1999

UNAUDITED - SEE NOTICE TO READER

	1999	1998
ASSETS		
Current		
Cash	$ 306	$ 8,814
Amounts receivable	20,494	77,266
Marketable securities	77,940	508,286
	98,740	594,366
Capital assets	76,351	88,959
Mineral resource properties	659,602	701,983
Deferred exploration expenditures	661,563	660,624
	$ 1,496,256	$ 2,045,932
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 144,716	$ 71,971
SHAREHOLDERS' EQUITY		
Capital stock	3,702,744	3,702,744
Deficit	(2,351,204)	(1,728,783)
	1,351,540	1,973,961
	$ 1,496,256	$ 2,045,932

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS

THREE MONTHS ENDED FEBRUARY 28, 1999
(with comparative figures for the three months ended February 28, 1998)

UNAUDITED - SEE NOTICE TO READER

	1999	1998
Revenue:		
Gain on sale of marketable securities	$ -	$ 77,968
Expenses:		
Depreciation expense	4,294	-
Operating, administrative and general	15,321	66,504
	19,615	66,504
Net loss for the period	$ (19,615)	$ 11,464
Loss per share	$ -	$ -

CONSOLIDATED INTERIM STATEMENT OF DEFICIT

THREE MONTHS ENDED FEBRUARY 28, 1999
(with comparative figures for the three months ended February 28, 1998)

UNAUDITED - SEE NOTICE TO READER

	1999	1998
Deficit, beginning of period	$ 2,331,589	$ 1,740,247
Net loss for the period	19,615	(11,464)
Deficit, end of period	$ 2,351,204	$ 1,728,783

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at February 28, 1999 and the interim consolidated statements of operations, deficit and changes in financial position for the three months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
May 4, 1999

Wasserman Ramsay
Chartered Accountants

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN FINANCIAL POSITION

THREE MONTHS ENDED FEBRUARY 28, 1999
(with comparative figures for the three months ended February 28, 1998)

UNAUDITED - SEE NOTICE TO READER

	1999	1998
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the period	$ (19,615)	$ 11,464
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	-	(77,968)
Depreciation	4,294	-
Net change in non-cash working capital items	14,962	(8,361)
	(359)	(74,865)
Investing:		
Purchase of marketable securities	-	(135,511)
Proceeds from sale of marketable securities	-	357,391
Purchase of capital assets	-	(7,927)
Mineral resource properties (net of option payments received)	-	(23,686)
Deferred exploration expenditures	-	(5,131)
Change in non-cash working capital related to investments	-	(108,446)
	-	76,690
Net change in cash during the period	(359)	1,825
Cash (bank overdraft), beginning of period	665	6,989
Cash, end of period	$ 306	$ 8,814


EQUITY
TRANSFER SERVICES INC.

June 4, 2002

Dear Sir or Madam:

RE: **UNGAVA MINERALS CORP.**

We are pleased to confirm that copies of the following materials were mailed to shareholders on June 3, 2002

1. Interim Financial Statements – August 31, 1999
2. Interim Financial Statements – May 31, 1999
3. Interim Financial Statements – February 28, 1999
4. Annual Report November 30, 1998
5. Annual Report November 30, 2000
6. Interim Financial Statements – August 31, 2000
7. Interim Financial Statements – May 31, 2000
8. Interim Financial Statements – February 29, 2000

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Rosa Vieira"

Per: Rosa Vieira
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

PRESS RELEASE
Securities Act (Ontario) Section 101(1)

DATED: July 3, 2002

FOR IMMEDIATE RELEASE
Toronto, Ontario

The undersigned wishes to announce that it has directly or indirectly acquired 6,683,182 common shares in the capital of Ungava Minerals Corp. (the "Company"). The undersigned was appointed the trustee of The Ungava Trust which acquired 3,951,862 common shares of the Company by gift for a total holding of 4,523,182 common shares. The undersigned was also appointed the trustee of The General Trust which is the sole shareholder of Alberta Richwest Inc. which is the owner of 2,160,000 common shares of the Company.

After giving effect to the transaction noted above, the undersigned legally owns or controls 6,683,182 common shares of the Corporation being approximately 36.72% of the issued and outstanding common shares of the Company.

The undersigned may, depending on market and other conditions, increase or decrease its beneficial ownership, control or direction over the common shares of the Company through market transactions, private agreements, treasury issuances, exercise of convertible securities or otherwise.

-30-

"Lorne Albaum"
(416) 304-1932

UNGAVA MINERALS CORP. June 27, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Corp. Forms Special Committee;
Announces Appointment of Financial Advisor and New President

Ungava Minerals Corp. ("Ungava") announced today that its Board of Directors has formed a Special Committee of independent members of the Board in response to the unsolicited offer for 9,280,271 common shares of Ungava by Canadian Royalties Inc. on June 19, 2002.

Ungava also announced that it has retained Northern Securities Inc. to act as financial advisor with respect to the unsolicited tender offer.

"The Board, together with its advisors, will review the Canadian Royalties offer following which the Board will issue a formal communication to shareholders," said Glen Gasparini, Chairman of the Special Committee. He further stated: "Shareholders are advised not to take any action with respect to the offer until the Board of Directors has issued a recommendation on the offer."

The Board of Directors wishes to announce the appointment of Lorne H. Albaum as a Director of Ungava upon the resignation of Pierre MacDonald, due to personal reasons. Mr. Albaum was also appointed the President of the company effective immediately. Mr. Glen Erikson has resigned his position as President of Ungava due to personal reasons and his employment agreement has also been cancelled. Mr. Erikson will continue to serve as a director of Ungava and act as a consultant to the company on a monthly basis. The Board of Directors acknowledged the significant contributions that Mr. Erikson has made to Ungava and appreciates the ongoing counsel he will provide. Mr. Albaum is a securities lawyer who has been in private practice since 1998. He has experience with small capitalization companies and junior resource issuers. Mr. Albaum is also a director and officer of Davidson Tisdale Ltd., a natural resource exploration company with properties located near Timmins, Ontario.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 **REPORTING ISSUER**

Ungava Minerals Corp., 366 Bay Street, Suite 800, Toronto, Ontario M5H 4B2

ITEM 2 **DATES OF MATERIAL CHANGE**

June 25, 2002

ITEM 3 **PUBLICATION OF THE MATERIAL CHANGE**

Press Release dated 27 June 2002 released at Toronto, Ontario for publication across Canada.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See copy of Press Release attached.

ITEM 5 **FULL DESCRIPITON OF MATERIAL CHANGE**

In connection with the take-over bid by Canadian Royalties Inc. for 9,280,271 common shares of the Corporation, a Special Committee of the Board of Directors was appointed.

Lorne H. Albaum was appointed as a director of the Corporation to fill the vacancy created by the resignation of Pierre MacDonald. Mr. Albaum was also appointed the President of the Corporation effective immediately. Mr. Glen Erikson has resigned as President and his employment agreement was terminated.

ITEM 6 **REPORT FILED ON A CONFIDENTIAL BASIS**

Not applicable

ITEM 7 **OMITTED INFORMATION**

Not applicable

ITEM 8 **SENIOR OFFICERS**

Inquiries may be directed to Glen Erikson, President and CEO of the Company, (416) 897–5511

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material changes referred to herein.

Toronto, Ontario
3 July 2002

"Lorne H. Albaum"
LORNE H. ALBAUM

UNGAVA MINERALS CORP. June 27, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Corp. Forms Special Committee; Announces Appointment of Financial Advisor and New President

Ungava Minerals Corp. ("Ungava") announced today that its Board of Directors has formed a Special Committee of independent members of the Board in response to the unsolicited offer for 9,280,271 common shares of Ungava by Canadian Royalties Inc. on June 19, 2002.

Ungava also announced that it has retained Northern Securities Inc. to act as financial advisor with respect to the unsolicited tender offer.

"The Board, together with its advisors, will review the Canadian Royalties offer following which the Board will issue a formal communication to shareholders," said Glen Gasparini, Chairman of the Special Committee. He further stated: "Shareholders are advised not to take any action with respect to the offer until the Board of Directors has issued a recommendation on the offer."

The Board of Directors wishes to announce the appointment of Lorne H. Albaum as a Director of Ungava upon the resignation of Pierre MacDonald, due to personal reasons. Mr. Albaum was also appointed the President of the company effective immediately. Mr. Glen Erikson has resigned his position as President of Ungava due to personal reasons and his employment agreement has also been cancelled. Mr. Erikson will continue to serve as a director of Ungava and act as a consultant to the company on a monthly basis. The Board of Directors acknowledged the significant contributions that Mr. Erikson has made to Ungava and appreciates the ongoing counsel he will provide. Mr. Albaum is a securities lawyer who has been in private practice since 1998. He has experience with small capitalization companies and junior resource issuers. Mr. Albaum is also a director and officer of Davidson Tisdale Ltd., a natural resource exploration company with properties located near Timmins, Ontario.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

Report Pursuant to Section 101
of the *Securities Act* (Ontario)

1. **NAME OF OFFEROR**

   Lorne Albaum

2. **NUMBER OF SECURITIES OVER WHICH THE OFFEROR AND ANY PERSON OR COMPANY ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR ACQUIRED OWNERSHIP OR CONTROL OR DIRECTION AS A RESULT OF THE TRANSACTION OR OCCURRENCE GIVING RISE TO THE REPORT.**

   The undersigned wishes to announce that it has acquired 6,683,182 common shares in the capital of Ungava Minerals Corp. (the "Corporation").

3. **THE OWNERSHIP OF OR CONTROL AND DIRECTION BY THE OFFEROR AND ANY PERSON OR COMPANY ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR OVER THE SECURITIES IMMEDIATELY AFTER THE TRANSACTION OR OCCURRENCE GIVING RISE TO THE REPORT**

   After giving effect to the transaction noted above, the undersigned legally owns or controls 6,683,182 common shares of the Corporation. Of these shares, 2,140,000 common shares are held by Alberta Richwest Inc. The Offeror is the trustee of The General Trust which is the sole shareholder of Alberta Richwest Inc. The Offeror is also the trustee of The Ungava Trust which holds 4,543,182 common shares of the Corporation

4. **THE NAME OF THE MARKET WHEREIN THE TRANSACTION OR OCCURRENCE TOOK PLACE.**

   (a) Appointment of new trustee

5. **THE PURPOSE OF THE OFFEROR AND ANY PERSONS OR COMPANY ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR IN EFFECTING THE TRANSACTION, INCLUDING ANY FUTURE INTENTION TO INCREASE THE BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION OF THE OFFEROR AND ANY PERSON OR COMPANY ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR OVER SECURITIES OF THE OFFEREE ISSUER**

   The undersigned may, depending on market and other conditions, increase or decrease his beneficial ownership, control or direction over the common shares or other securities of the Corporation through market transactions, private agreements, treasury issuances, exercise of convertible securities or otherwise.

6. **DESCRIPTION OF ANY CHANGE IN ANY MATERIAL FACTS SET OUT IN A PREVIOUS REPORT UNDER SECTION 101 OF THE SECURITIES ACT (ONTARIO) AND/OR SECTION 147 OF THE SECURITIES ACT (QUEBEC)**

Not applicable.

7. **NAMES OF THE PERSONS OR COMPANIES ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR**

Not applicable.

DATED this 3rd day of July, 2002.

(Signed) "Lorne Albaum"
Lorne Albaum

UNGAVA MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2000 AND 1999

Wasserman
Ramsay
Chartered Accountants

North American Centre, Xerox Tower
5650 Yonge Street, Suite 1303, North York, Canada M2M 4
Tel. (416) 226-4631 Fax (416) 226-9562
Internet Email: <kevram@ibm.net>

AUDITOR'S REPORT

To the Shareholders of
Ungava Minerals Corp.:

We have audited the consolidated balance sheets of Ungava Minerals Corp. as at November 30, 2000 and 1999 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles.

Wasserman Ramsay

Chartered Accountants

Toronto, Ontario
April 10, 2001

UNGAVA MINERALS CORP.

CONSOLIDATED BALANCE SHEETS - NOVEMBER 30, 2000 AND 1999

	2000	1999
ASSETS		
Current		
Marketable securities (Market value - $5,535, 1999 - $236,832)	$ 429	$ 76,211
	429	76,211
Capital assets *(Note 3)*	51,851	63,468
Mineral resource properties *(Note 4)*	17,301	651,043
Deferred exploration expenditures	-	655,493
	$ 69,581	$ 1,446,215
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 124,209	$ 290,583
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock *(Note 7)*	3,702,744	3,702,744
Deficit	(3,757,372)	(2,547,112)
	(54,628)	1,155,632
	$ 69,581	$ 1,446,215

Approved on behalf of the Board

"Glen Erikson"
Glen Erikson, Director

"Felix Siwanowicz"
Felix Siwanowicz, Director

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED NOVEMBER 30, 2000 AND 1999

	2000	1999
Revenue:		
Gain on sale of marketable securities	$ 228,936	$ 5,282
Expenses:		
Depreciation expense	11,617	17,178
Operating, administrative and general *(Note 5)*	121,044	135,326
	132,661	152,504
Net income (loss) for the year before undernoted item	96,275	(147,222)
Write down of mineral resource properties and exploration expenditures	1,306,535	68,301
Net loss for the year	$(1,210,260)	$ (215,523)
Loss per share	$ (0.07)	$ 0.01
Weighted average number of shares outstanding	18,204,190	18,204,190

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED NOVEMBER 30, 2000 AND 1999

	2000	1999
Deficit, beginning of year	$(2,547,112)	$ (2,331,589)
Net loss for the year	(1,210,260)	(215,523)
Deficit, end of year	$(3,757,372)	$ (2,547,112)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED NOVEMBER 30, 2000 AND 1999

	2000	1999
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the year	$(1,210,260)	$ (215,523)
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	(228,936)	(5,282)
Write down of mineral resource properties and exploration expenditures	1,306,535	68,301
Depreciation	11,617	17,178
Net change in non-cash working capital items	(166,374)	181,322
	(287,418)	45,996
Investing:		
Proceeds from sale of marketable securities	304,718	7,011
Renewal fee for mineral resource properties	(17,300)	(53,672)
	287,418	(46,661)
Net change in cash during the year	-	(665)
Cash, beginning of year	-	665
Cash, end of year	$ -	$ -

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2000 AND 1999

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., Ungava Capital Inc. North American Titanium Inc. and 1222256 Ontario Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Automotive equipment	30% declining balance
Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance

(iv) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(v) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

vi) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2000 AND 1999

3. Capital assets:

	Cost	Accumulated Amortization	Net 2000	Net 1999
Automotive equipment	$ 31,074	$ 22,654	$ **8,420**	$ 12,029
Furniture and fixtures	80,323	39,333	**40,990**	47,952
Computer equipment	9,333	6,892	**2,441**	3,487
	$ 120,730	$ 68,879	$ **51,851**	$ 63,468

4. Mineral resource properties:

	2000	1999
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See (i) below]	$ **17,301**	$ 551,900
(b) 100% working interest in mineral permit located in the Ungava area of Ruperts Land, Province of Quebec [see (ii) below]	-	59,908
(c) 100% interest in various mineral claims located in the Townships of Garreau and 22K04, Province of Quebec. [see (iii) below]	-	39,235
	$ **17,301**	$ 651,043

(i) Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the current year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (see Note 10).

(ii) Pursuant to an agreement dated October 2, 1995, one of the Company's subsidiaries acquired from a former shareholder, a 100% working interest in a mineral permit located in the Ungava area of Ruperts Land, Quebec, for cash of $18,000. During the current year these claims expired and were written-off. Exploration expenditures associated with these expired claims were also written-off.

(iii) Acquired by the Company's wholly owned subsidiary North American Titanium Inc. from an individual who is an officer, director and shareholder for reimbursement of his expenses in the amount of $30,000. The claims are subject to a 2% net smelter returns royalty in favour of the related party. The balance of cost incurred were for staking of further claims in the area. During the current year this property was written off on abandonment of the claims.

All properties of the Company are subject to a 2% net smelter returns royalty to Canadian Royalties Inc.

5. Related party transactions and balances:

a) The Company has entered into a management agreement with a director for fees of $8,600 per month. The agreement expires December 1, 2001. Included under operating, administrative and general expenses is $103,200 (1999 - $103,200) related to this agreement.

b) All of the capital assets purchased during a prior year were purchased from an individual who is an officer, director and shareholder.

c) Included in accounts payable is $13,054 (1999 - $179,847) due to a director of the Company on accounts of management fees (as disclosed above) and in advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

6. Commitments:

The Company is committed to paying management and consulting fees under various agreements (including those disclosed in Note 5(a) above) in each of the fiscal years ending November 30, as follows:

2001	$ 103,200
2002	8,600
	$ 111,800

7. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance November 30, 2000 and 1999	18,204,190	$ 3,702,744

No shares were issued in 2000 or 1999.

8. Stock options and share purchase warrants:

As at November 30, 2000 there are 2,300,000 stock options outstanding to directors, officers, consultants and employees exercisable at prices ranging from $0.30 to $1.00 per share, expiring April 1, 2001 to August 26, 2006.

9. Income taxes:

The Company has available approximately $1,430,084 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003, 2004 and 2005.

10. Subsequent event:

Subsequent to year end, the company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn a 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. The Company's interest will be subject to dilution for non contribution and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty.

UNGAVA MINERALS CORP.

ANNUAL REPORT
FOR THE FINANCIAL YEAR ENDED
NOVEMBER 30, 2001

Ungava Minerals Corp. (the "Corporation") was formed on August 1, 1996 by the amalgamation of CoretekVencap Inc. ("Coretek") and Ungava Minerals Corp. ("UMC"). For financial reporting purposes UMC was deemed to have acquired Coretek upon the amalgamation and UMC's assets and liabilities are recorded at their historic values at the date of acquisition and the assets and liabilities of Coretek have been carried forward at their fair market values. For financial reporting purposes, the Corporation is deemed to be a continuation of UMC and the results of Operations of Coretek for the period prior to acquisition have been eliminated. The Corporation established a November 30 financial year-end. The consolidated financial statements of the Corporation include the accounts of its wholly owned subsidiaries, Ungava Mineral Exploration Inc., Ungava Capital Inc., North American Titanium Inc., and 1222256 Ontario Inc.

During the year, the Corporation received net income of $5,106 derived from gain on sale of marketable securities, and its net loss for the period narrowed to $186,300 ($0.01 per share) as compared to UMC's net loss of $1,210,260 ($0.07 per share) for the comparable prior period. Deficit increased to $3,943,672 at year-end from $3,757,372 for the comparable prior year-end. At the year-end, current assets were nil as compared to $51,851 for the comparable prior period and current liabilities were $258,229 compared to $124,209 for the comparable prior period.

In the period to 30 November, 2001 no common shares were issued by the Corporation, nor were any options issued.

In the year the Corporation entered into an Option and Joint Venture Agreement dated January 12, 2001 pursuant to which Canadian Royalties Inc. might acquire an 80% interest in the Corporation's Ungava Trough property.

UNGAVA MINERALS CORP.

ANNUAL REPORT
FOR THE FINANCIAL YEAR ENDED NOVEMBER 30, 1999

Ungava Minerals Corp. (the "Corporation") was formed on August 1, 1996 by the amalgamation of Coretek Vencap Inc. ("Coretek") and Ungava Minerals Corp. ("UMC"). For financial reporting purposes UMC was deemed to have acquired Coretek upon the amalgamation and UMC's assets and liabilities are recorded at their historic values at the date of acquisition and the assets and liabilities of Coretek have been carried forward at their fair market values. For financial reporting purposes, the Corporation is deemed to be a continuation of UMC and the results of operations of Coretek for the period prior to acquisition have been eliminated. The Corporation established a November 30 financial year-end. The consolidated financial statements of the Corporation include the accounts of its wholly owned subsidiaries, Ungava Mineral Exploration Inc., Ungava Capital Inc., North American Titanium Inc., and 1222256 Ontario Inc.

During the year, the Corporation received income from the sale of marketable securities in the amount of $5,282 and its net loss for the period narrowed to $215,523 ($0.01 per share) as compared to UMC's net loss of $591,342 ($0.03 per share) for the comparable prior period. Deficit increased to $2,547,112 at year-end from $2,331,589 for the comparable prior year-end. At year-end, current assets were $76,211 as compared to $78,605 for the comparable prior period and current liabilities were $290,583 compared to $109,261 for the comparable prior period.

In the period to 30 November, 1999 no common shares were issued by the Corporation nor were any options granted.

During the year the Option Agreement respecting the mineral property belonging to North American Titanium was allowed to expire by the Optionor.

In spite of Management's best efforts interesting third parties in optioning the Ungava Trough property, no option agreement was entered into in the year.

UNGAVA MINERALS CORP. July 4, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Rejects Canadian Royalties Offer

Ungava Minerals Corp. (the "Company") announced today that its Board of Directors has unanimously rejected the unsolicited take-over Offer by a wholly-owned subsidiary of Canadian Royalties Inc. ("CRI") to purchase 9,280,271 common shares of the Company for $0.10 per share. The Directors' Circular outlining the reasons for rejection will be mailed to shareholders today.

"The Offer provides inadequate value for too few common shares," said Glen Gasparini, Chairman of the Company's Special Committee. "After carefully reviewing the Offer, the Company's Board unanimously recommends that shareholders reject the Offer and not tender their common shares."

Northern Securities Inc., the Board of Directors' financial advisor, concluded that the Offer is inadequate from a financial point of view, to holders of common shares. The Offer is not adequate to the Company's shareholders from a financial point of view and that the Offer and the transactions contemplated thereby are not in the best interest of the Company and its shareholders.

As a partial offer, the Offer is inherently coercive as it requires Company shareholders to make decisions regarding their investments without the knowledge of whether and to what extent other Company shareholders will accept the Offer.

The Offer is also opportunistic because the Company is currently pursuing legal relief against CRI for breach of contract and fiduciary duty in connection with the Option And Joint Venture Agreement dated January 12, 2001, between the Company and CRI, respecting the Company's option of its Ungava Trough property to CRI. The arbitration hearing in this matter is scheduled to be heard from July 15-19, 2002.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

RECOMMENDATION OF THE BOARD OF DIRECTORS OF UNGAVA

For the reasons more fully described below, **the Special Committee of the Board of Directors unanimously concluded that the Offer is not adequate from a financial point of view and is not in the best interests of Ungava and its shareholders. The Special Committee provided its recommendations to this effect to the Board of Directors. Based on the recommendation of the Special Committee, the Board of Directors unanimously recommends that holders of the Common Shares reject the Offer.**

Shareholders of Ungava should nevertheless consider the Offer carefully and come to their own decision to accept or reject the Offer. Shareholders who are in any doubt as to how to respond to the Offer should consult their investment dealer, lawyer or other advisor.

REASONS FOR RECOMMENDATION

The Board of Directors has carefully considered the Offer and has received the benefit of advice from its financial and legal advisors, acting as special counsel to the Board of Directors in connection with the Offer, and the recommendation of the Special Committee of independent directors of Ungava.

The Board of Directors has unanimously concluded that the Offer is an inadequately priced partial offer which, if successful, will enable CRI to acquire control of Ungava without paying an appropriate control premium. In unanimously concluding that the Offer is inadequate and not in the best interests of Ungava shareholders, the Board of Directors identified a number of factors as being most relevant, including the following:

1. Fairness Opinion of Northern Securities Inc.

The Board of Directors has received a written opinion letter dated July 3, 2002 (the "Opinion") from Northern Securities Inc. ("Northern") stating that, in its opinion, as of July 3, 2002, the Offer is inadequate from a financial point of view to holders of Common Shares. A copy of the Opinion is incorporated herein and is attached as Schedule "A" hereto. The Board of Directors has relied on the Opinion of Northern as one of the principal reasons for its rejection of the Offer.

Northern Securities Inc. has been retained by the Board of Directors as financial advisor to Ungava to assess and provide advice to the Special Committee with respect to the Offer, including the adequacy of the Offer. The Special Committee and the Board of Directors have received and considered the Opinion of Northern, which states that, as of the date hereof, **the Offer is inadequate, from a financial point of view**, to the holders of Common Shares. The Opinion is directed only to the fairness, from a financial point of view, of the Offer Price to be received in the Offer and is not intended to constitute, and does not constitute, a recommendation as to whether any Ungava shareholder should tender Common Shares pursuant to the Offer. Shareholders of Ungava should read the Opinion carefully in its entirety.

The Board of Directors concurs with Northern, has authorized the inclusion of the Opinion in this Directors' Circular for the benefit of holders of Common Shares and considers the Opinion to be one of the fundamental reasons for its recommendation that the Offer be rejected.

2. Offer Opportunistic

The Board of Directors believes that the Offer is opportunistically timed to take advantage of a period of general decline in stock market values, coupled with the current temporary absence of a stock market quotation for the Ungava Common Shares.

The Corporation is currently considering making an application to have its Common Shares quoted for trading on an organized market in Canada or the United States; however, at this time no such application has been made and there can be no assurance that the Corporation will secure a quotation for its Common Shares.

The Offer is also opportunistic because Ungava is currently pursuing legal relief against CRI for breach of contract and fiduciary duty in connection with the Option And Joint Venture Agreement dated January 12, 2001, between Ungava and CRI, respecting Ungava's option of its Ungava Trough property to CRI. The relief is sought in an arbitration proceeding scheduled to be heard July 15-19, 2002, the results of which could have a significant impact on the future prospects of the Corporation. Ungava has alleged that CRI has failed to timely deliver certain reports and materials which the Corporation was entitled to receive. In addition, Ungava has learned through the production of documents ordered in connection with the arbitration that CRI, in the year 2000, made a significant discovery of Platinum Group Metals, "PGE's" and copper on the property without informing the Corporation at the time of the negotiation of the Option And Joint Venture Agreement. The outcome of the arbitration proceedings could have a significant impact on the Corporation's prospects.

3. Coercive Bid

The Offer is a "partial bid" in that CRI is offering to purchase only 9,280,271 of the 18,196,610 Common Shares. A partial bid structure is inherently coercive because it forces shareholders to make, as available, a decision as to whether to accept an offer (and in respect of how many shares), reject such offer, sell into the market or maintain their position without knowing whether or not or to what extent other shareholders will accept the Offer or CRI will take up such tendered shares. A shareholder may feel compelled to deposit to a partial take-over bid even though the shareholder considers the offer inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid shares which trade at a price which does not reflect fair value or do not trade at all.

4. Rejection of Offer By Ungava's Directors and Officers

The directors and officers of Ungava and their respective associates who, excluding the exercise of stock options hold an aggregate of 9,583,715 Common Shares, representing 52.67% of the outstanding Common Shares, have indicated to Ungava that they will not tender any of their Common Shares to the Offer.

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer or other professional advisor.

Ungava Minerals Corp.

Directors' Circular

Recommending the

REJECTION

of the Offer by

3919005 Canada Inc.,

a wholly-owned subsidiary

of

Canadian Royalties Inc.,

dated June 19, 2002

to purchase 9,280,271 Common Shares of

Ungava Minerals Corp.

The Board of Directors of Ungava Minerals Corp. UNANIMOUSLY recommends that holders of Common Shares REJECT the Offer and NOT TENDER their Common Shares to the Offer.

Northern Securities Inc. has advised that, as of the date hereof, the Offer is INADEQUATE, from a financial point of view, to holders of Common Shares.

July 3, 2002

UNGAVA MINERALS CORP.

366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

July 3, 2002

Dear Shareholder:

Re: Unsolicited Take-over Bid by Canadian Royalties Inc.

You recently received an offer (the "CRI Offer") from 3919005 Canada Inc., a wholly-owned subsidiary of Canadian Royalties Inc. ("CRI") to purchase 9,280,271 Common Shares of Ungava Minerals Corp. for $0.10 per Common Share.

Your Board of Directors, after receiving the recommendation of its Special Committee of directors who are independent of management and our major shareholders, has unanimously determined that the CRI Offer is inadequately priced and is therefore not in your best interests. **The Board of Directors unanimously recommends that you REJECT the CRI Offer and not tender your shares.**

The CRI Offer represents a partial bid for too low a purchase price. In reaching its conclusion, the Board of Directors, assisted by its financial and legal advisers, carefully considered all aspects of the CRI Offer, as well as the factors described in the enclosed Directors' Circular. You are advised to read the full explanation of the reasons for your Directors' recommendation in the attached Directors' Circular including the opinion of our financial adviser, Northern Securities Inc.

The Board of Directors believes that if CRI wishes to acquire control of Ungava Minerals Corp., it should do so by way of a take-over bid for all shares of Ungava Minerals Corp. at a price that represents the fair value of the shares.

None of the Directors of Ungava Minerals Corp. has accepted or intends to accept the CRI Offer.

We urge you to read the enclosed material carefully.

Sincerely,
On behalf of the Special Committee

Glen Gasparini
Director and Chairman of the Special Committee

TABLE OF CONTENTS

NOTICE TO UNITED STATES SHAREHOLDERS

The CRI Offer referred to herein is made by a Canadian Offeror for the securities of Ungava Minerals Corp., a Canadian corporation, and while the CRI Offer and this Directors' Circular are subject to Canadian disclosure requirements, U.S. shareholders should be aware that these requirements are different from those of the United States. The enforcement by U.S. shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that CRI and the Corporation are each located in a foreign country, most or all of their respective officers and directors are residents of a foreign country and a substantial portion of their assets may be located outside of the United States.

SUMMARY

The information set out below is a summary only and is qualified by the more detailed information appearing elsewhere in this Directors' Circular. This Directors' Circular should be read carefully and in its entirety by Shareholders as it provides important information regarding Ungava and the Offer. All capitalized terms appearing in this Summary have the meanings ascribed to such terms elsewhere in this Directors' Circular.

Recommendation of the Board of Directors:	**The Board of Directors believes that the Offer fails to recognize the value of Ungava and is an attempt by CRI to acquire control of Ungava, to benefit its own interests, for less than the fair value of your Common Shares.** **The Board of Directors UNANIMOUSLY recommends REJECTION OF THE OFFER and that Shareholders NOT TENDER any of their Common Shares to the Offer.**
Reasons for Recommendation:	The Board of Directors has carefully reviewed and considered the Offer and has received the benefit of advice from its financial and legal advisors and a recommendation of the Special Committee. The Board of Directors has unanimously concluded that the Offer is inadequate, from a financial point of view, to the Shareholders and should be rejected by Shareholders principally for the following reasons: (a) The Offer is an inadequately priced partial offer which, if successful, will enable CRI to acquire control of Ungava without paying an appropriate control premium; (b) Northern Securities Inc. has provided an opinion which indicates that, as of July 3, 2002, the Offer is inadequate from a financial point of view; and (c) The partial bid structure of the Offer is inherently coercive as it requires Ungava shareholders to make decisions regarding their investments without the knowledge of whether and to what extent other Ungava shareholders will accept the Offer and without the ability to ascertain the price at which the Common Shares (which are not tendered or are returned to such shareholders as a result of proration) will trade after the Offer.
Rejection of Offer:	Ungava's directors and officers, and their associates, who together own or control 9,583,715 Common Shares (52.67%) of the Common Shares, have indicated to Ungava that they will not tender their Common Shares to the Offer.

UNGAVA MINERALS CORP.

DIRECTORS' CIRCULAR

July 3, 2002

This Directors' Circular is issued by the board of directors (the "Board of Directors" or the "Board") of Ungava Minerals Corp. ("Ungava" or the "Corporation") in connection with the unsolicited offer (the "Offer") made by 3919005 Canada Inc., a wholly-owned subsidiary of Canadian Royalties Inc. ("CRI" or the "Offeror"), to purchase up to 9,280,271 common shares (the "Common Shares") of Ungava, upon the terms and subject to the conditions set forth in the Offer and accompanying circular (together, the "Offering Circular") of CRI dated June 19, 2002. All information provided herein relating to CRI is based on public information made available by CRI. All amounts in this Directors' Circular are expressed in Canadian dollars.

OFFER TO PURCHASE

As set forth in the Offering Circular, CRI is offering to purchase 9,280,271 Common Shares, at a price of $0.10 cash (the "Offer Price") for each Common Share.

The period of acceptance of the Offer extends until 4:00 p.m. (Toronto time) on July 25, 2002, subject to certain rights of extension and withdrawal.

REJECTION RECOMMENDED

THE BOARD OF DIRECTORS OF UNGAVA MINERALS CORP. UNANIMOUSLY RECOMMENDS THAT THE OFFER BE *REJECTED* AND THAT HOLDERS OF COMMON SHARES *NOT TENDER* THEIR COMMON SHARES TO THE OFFER.

SPECIAL COMMITTEE

The Special Committee was established by the Board of Directors on June 25, 2002 to review the Offer and advise the Board of Directors as to the appropriate recommendation to make to the Ungava shareholders regarding the Offer. The Special Committee consists of Glen Gasparini and W.R. Lincoln Torrance, each of whom is neither a beneficial owner nor a person that exercises control or direction over any securities of the Corporation. The Special Committee retained, as its legal advisors, Ogilvy Renault, Barristers and Solicitors, the same legal advisors who were retained by the Board of Directors of the Corporation to act as special counsel to the Corporation and the Board of Directors with respect to the Offer.

Following the June 25, 2002 meeting of the Board of Directors, the Special Committee met on the same day with Mr. Lorne H. Albaum, Ungava's legal advisor and with Ungava's special counsel, at that time, to review and discuss the Special Committee's plans and responsibilities.

The Special Committee subsequently met on several occasions with its financial and legal advisors, with respect to the Offer and other matters. The Special Committee sought advice as to the reasonableness of the conditions stated in the Offer. The Special Committee has been actively and closely involved in Ungava's response to the Offer. The Special Committee has received advice from its legal advisors regarding the Special Committee's legal duties and responsibilities in the context of the Offer. The Special Committee has received advice, information and reports from Northern Securities Inc., financial advisor to the Corporation, regarding the Offer.

Mr. Glen Erikson, a significant shareholder, the former President and a director and consultant to the Corporation, has attended the Special Committee's meetings and deliberations with the financial and legal advisors in matters concerning the Offer. However, the Special Committee arrived at its recommendation to reject the Offer without input from Mr. Erikson.

After such analysis, the Special Committee concluded that the Offer fails to recognize the value of Ungava and is an attempt by CRI to acquire control of Ungava, to benefit its own interest, for less than the fair value of the Common Shares. At a meeting held on July 3, 2002, the Special Committee advised the Board of Directors to make a unanimous recommendation to the shareholders advising them to reject the Offer and not to tender any of their Common Shares to the Offer.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF UNGAVA

For the reasons more fully described below, **the Special Committee of the Board of Directors unanimously concluded that the Offer is not adequate from a financial point of view and is not in the best interests of Ungava and its shareholders. The Special Committee provided its recommendations to this effect to the Board of Directors. Based on the recommendation of the Special Committee, the Board of Directors unanimously recommends that holders of the Common Shares reject the Offer.**

Shareholders of Ungava should nevertheless consider the Offer carefully and come to their own decision to accept or reject the Offer. Shareholders who are in any doubt as to how to respond to the Offer should consult their investment dealer, lawyer or other advisor.

REASONS FOR RECOMMENDATION

The Board of Directors has carefully considered the Offer and has received the benefit of advice from its financial and legal advisors, acting as special counsel to the Board of Directors in connection with the Offer, and the recommendation of the Special Committee of independent directors of Ungava.

The Board of Directors has unanimously concluded that the Offer is an inadequately priced partial offer which, if successful, will enable CRI to acquire control of Ungava without paying an appropriate control premium. In unanimously concluding that the Offer is inadequate and not in the best interests of Ungava shareholders, the Board of Directors identified a number of factors as being most relevant, including the following:

1. *Fairness Opinion of Northern Securities Inc.*

The Board of Directors has received a written opinion letter dated July 3, 2002 (the "Opinion") from Northern Securities Inc. ("Northern") stating that, in its opinion, as of July 3, 2002, the Offer is inadequate from a financial point of view to holders of Common Shares. A copy of the Opinion is incorporated herein and is attached as Schedule "A" hereto. The Board of Directors has relied on the Opinion of Northern as one of the principal reasons for its rejection of the Offer.

Northern Securities Inc. has been retained by the Board of Directors as financial advisor to Ungava to assess and provide advice to the Special Committee with respect to the Offer, including the adequacy of the Offer. The Special Committee and the Board of Directors have received and considered the Opinion of Northern, which states that, as of the date hereof, **the Offer is inadequate, from a financial point of view**, to the holders of Common Shares. The Opinion is directed only to the fairness, from a financial point of view, of the Offer Price to be received in the Offer and is not intended to constitute, and does not constitute, a recommendation as to whether any Ungava shareholder should tender Common Shares pursuant to the Offer. Shareholders of Ungava should read the Opinion carefully in its entirety.

The Board of Directors concurs with Northern, has authorized the inclusion of the Opinion in this Directors' Circular for the benefit of holders of Common Shares and considers the Opinion to be one of the fundamental reasons for its recommendation that the Offer be rejected.

2. Offer Opportunistic

The Board of Directors believes that the Offer is opportunistically timed to take advantage of a period of general decline in stock market values, coupled with the current temporary absence of a stock market quotation for the Ungava Common Shares.

The Corporation is currently considering making an application to have its Common Shares quoted for trading on an organized market in Canada or the United States; however, at this time no such application has been made and there can be no assurance that the Corporation will secure a quotation for its Common Shares.

The Offer is also opportunistic because Ungava is currently pursuing legal relief against CRI for breach of contract and fiduciary duty in connection with the Option And Joint Venture Agreement dated January 12, 2001, between Ungava and CRI, respecting Ungava's option of its Ungava Trough property to CRI. The relief is sought in an arbitration proceeding scheduled to be heard July 15-19, 2002, the results of which could have a significant impact on the future prospects of the Corporation. Ungava has alleged that CRI has failed to timely deliver certain reports and materials which the Corporation was entitled to receive. In addition, Ungava has learned through the production of documents ordered in connection with the arbitration that CRI, in the year 2000, made a significant discovery of Platinum Group Metals, "PGE's" and copper on the property without informing the Corporation at the time of the negotiation of the Option And Joint Venture Agreement. The outcome of the arbitration proceedings could have a significant impact on the Corporation's prospects.

3. Coercive Bid

The Offer is a "partial bid" in that CRI is offering to purchase only 9,280,271 of the 18,196,610 Common Shares. A partial bid structure is inherently coercive because it forces shareholders to make, as available, a decision as to whether to accept an offer (and in respect of how many shares), reject such offer, sell into the market or maintain their position without knowing whether or not or to what extent other shareholders will accept the Offer or CRI will take up such tendered shares. A shareholder may feel compelled to deposit to a partial take-over bid even though the shareholder considers the offer inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid shares which trade at a price which does not reflect fair value or do not trade at all.

4. Rejection of Offer By Ungava's Directors and Officers

The directors and officers of Ungava and their respective associates who, excluding the exercise of stock options hold an aggregate of 9,583,715 Common Shares, representing 52.67% of the outstanding Common Shares, have indicated to Ungava that they will not tender any of their Common Shares to the Offer.

BACKGROUND TO THE OFFER AND RESPONSE OF UNGAVA

On June 20, 2002, Mr. Lorne Albaum, legal counsel for Ungava, at that time, contacted the President of the Corporation, Mr. Glen Erikson, regarding the publication of CRI's takeover bid. Counsel advised that the Corporation issue a press release about the Offer and that it would be prudent for Ungava to retain a financial advisor to assist Ungava in responding to the Offer. Also, on June 20, 2002, Mr. Albaum met with Ogilvy, Renault, Barristers and Solicitors, and retained them as special counsel to advise the Board of Directors of the Corporation. Subsequently, Mr. Erikson met with representatives of Northern. The negotiation of the material terms of the formal engagement of Northern was completed on June 24, 2002, subject to the approval of the Board of Directors.

On June 25, 2002, the Board of Directors met to consider the circumstances of Ungava in light of the proposed Offer as well as to retain a financial advisor. At that meeting, the Board of Directors reviewed its duties and responsibilities in the context of a takeover bid with Mr. Albaum as its legal counsel at that time and also approved the engagement of Northern Securities Inc. as financial advisor of Ungava with respect to the Offer. At the meeting, the Board of Directors formed the Special Committee consisting of Glen Gasparini and W.R. Lincoln Torrance to review the Offer with the assistance of financial advisors, for the purpose of making a recommendation to the Board of Directors with respect to the Offer. A press release was issued by Ungava on June 27, 2002 announcing the appointment of Northern. The terms of the engagement of Northern were ratified by the Board of Directors on July 2, 2002.

On July 2, 2002, the Board of Directors met and received a draft of the Opinion of Northern and a presentation related thereto regarding the Offer, which concluded that, as of the date hereof, the Offer is inadequate, from a financial point of view, to holders of Common Shares.

On July 3, the Special Committee recommended to the Board of Directors that the Board of Directors recommend that the holders of Common Shares reject the Offer and not tender their Common Shares to the Offer.

The Board of Directors also unanimously approved the contents of this Directors' Circular and authorized the delivery hereof to holders of Common Shares.

RECENT DEVELOPMENTS

On June 25, 2002, the Board of Directors accepted the resignation of Mr. Pierre MacDonald, for personal reasons, as a director of the Corporation. On that same day, Mr. Glen Erikson resigned as President of the Corporation; however, he continues to act as a director of and a consultant to the Corporation on a monthly basis and will receive the sum of $8,000 plus expenses for these services. The Board of Directors on that date appointed Mr. Lorne H. Albaum to fill the vacancy created by the resignation of Mr. MacDonald and also appointed Mr. Albaum as the President of the Corporation. Mr. Albaum is a barrister and solicitor who has been in private practice since 1998. From 1997 to 1998 he was the Vice-President and General Counsel with RT Equity Inc., a merchant bank. From 1991 to 1997 he was an associate lawyer with Stewart & Associates. Mr. Albaum earned a Bachelor of Arts degree from the University of Toronto in 1985 and a Bachelor of Laws from Osgoode Hall Law School in 1988. He has significant experience acting as legal counsel for both private and public companies and is a director and officer of Davidson Tisdale Ltd., a natural resource exploration company with properties located near Timmins, Ontario. Mr. Albaum has acted, in part, as legal advisor to the Corporation in respect of the Offer, in his individual capacity as well as together with other legal counsel to the Corporation

OWNERSHIP OF COMMON SHARES OF UNGAVA

As at the date of this Directors' Circular, the issued share capital of Ungava consisted of 18,196,150 Common Shares. To the knowledge of the directors and senior officers of Ungava, after reasonable inquiry, the only persons or companies which beneficially own directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Common Shares of Ungava are as follows:

Name of Shareholder	**Approximate Number of Voting Shares, Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised**	**Percentage of Outstanding Voting Shares Represented**
Lorne H. Albaum	6,683,182(1)	36.72%*
Sheldon Inwentash	3,178,300(2)	17.47%
Glen Erikson	2,900,533	15.93%
Alberta Richwest Inc.	2,160,000(3)	11.87%

* These numbers include 2,160,000 Common Shares held by Alberta Richwest Inc. See Notes 1 and 3 below.

(1) Mr. Albaum is the sole trustee of The Ungava Trust which is the owner of 4,523,182 Common Shares. The beneficiaries of The Ungava Trust are the children of Mr. Glen Erikson. Mr. Albaum is also the sole trustee of The General Trust which is the sole shareholder of Alberta Richwest Inc. which owns 2,160,000 Common Shares. Mr. Albaum disclaims beneficial interest in all such Common Shares

(2) 2,443,300 shares owned directly, 735,000 shares owned by 600228 Alberta Inc., indirectly controlled by Sheldon Inwentash.

(3) The General Trust, of which Lorne H. Albaum is the sole trustee, is sole shareholder of Alberta Richwest Inc. The beneficiaries of The General Trust are the children of Mr. Glen Erikson.

HOLDINGS OF SECURITIES OF UNGAVA BY DIRECTORS AND OFFICERS

The following table sets out the names of the directors and officers of Ungava and the number, designation and percentage of outstanding securities of Ungava beneficially owned or over which control or direction is exercised, as at the date hereof, by each director and officer of Ungava and, to their knowledge, after reasonable inquiry, by their respective associates:

Name and Position	Number of Common Shares(1)	Percentage of Common Shares(1)	Common Shares Subject to Share Options	Percentage of Share Options
Lorne H. Albaum President and Director	6,683,182	36.72%	Nil	Nil
Glen Erikson Director	9,583,713	52.67%*	Nil	Nil
Glen Gasparini Secretary-Treasurer and Director	Nil	Nil	Nil	Nil
Felix Siwanowicz Director	Nil	Nil	100,000(2)	50%
W.R. Lincoln Torrance Director	Nil	Nil	100,000(2)	50%

* These numbers include 6,683,162 Common Shares controlled by Lorne H. Albaum. See footnote (1) under "OWNERSHIP OF COMMON SHARES OF UNGAVA".

Notes:

(1) The information as to shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective officers and directors individually.
(2) These options are exercisable at $1.00 per Common Share until August 26, 2006.

To the knowledge of the directors and officers of Ungava, after reasonable inquiry, there are no securities of Ungava owned, or over which control or direction is exercised, by any person acting jointly or in concert with Ungava, except as disclosed above.

As of the date hereof, the directors and officers of Ungava and, to the knowledge of the directors and officers of Ungava, after reasonable inquiry, their respective associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over 9,583,715 Common Shares (approximately 52.67% of the outstanding Common Shares).

As of the date hereof, Ungava has outstanding stock options entitling the holders thereof to purchase an aggregate of 200,000 Common Shares at $1.00 per share.

NON-ACCEPTANCE OF OFFER

The directors and officers of Ungava and their respective associates, who, without giving effect to the exercise of all stock options, hold an aggregate of 9,583,715 Common Shares, representing 52.67% of the then outstanding Common Shares, have indicated to Ungava that they have rejected or intend to reject the Offer and will not accept the Offer with respect to any of the Common Shares owned or controlled by them.

TRADING IN SECURITIES OF UNGAVA BY DIRECTORS AND OFFICERS

None of the directors or officers of Ungava or, to the knowledge of the directors and senior officers of Ungava after reasonable inquiry, any of their respective associates, any person or company holding more than 10% of the outstanding Common Shares or any person or company acting jointly or in concert with Ungava, has traded any securities of Ungava during the six month period preceding the date of this Directors' Circular.

ISSUANCES OF SECURITIES OF UNGAVA TO DIRECTORS AND OFFCIERS

No Common Shares, or securities convertible into or exercisable for Common Shares, have been issued by Ungava to the directors and officers of Ungava during the two-year period preceding the date of this Directors' Circular.

OWNERSHIP OF SECURITIES OF CRI AND OFFEROR

Except as stated below, none of Ungava, the directors and officers of Ungava or, to the knowledge of the directors and officers of Ungava after reasonable inquiry, any associates of a director or officer of Ungava, or any person or company holding more than 10% of the outstanding Common Shares, or any person or company acting jointly or in concert with Ungava, owns, or exercises control or direction over, any securities of CRI or the Offeror. Ungava does not know the full extent of Mr. Sheldon Inwentash's Ungava share ownership or share control, nor does it know the extent to which he owns or controls shares of CRI or the Offeror, if any.

RELATIONSHIPS BETWEEN CRI AND THE OFFEROR AND THE DIRECTORS AND OFFICERS OF UNGAVA

There are no arrangements or agreements that have been made or are proposed to be made between CRI or the Offeror and any of the directors or officers of Ungava respecting the Offer, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful. None of the directors or officers of Ungava is a director or officer of CRI, the Offeror or any of their respective subsidiaries.

ARRANGEMENTS BETWEEN UNGAVA AND ITS DIRECTORS AND OFFICERS

There are no arrangements or agreements made or proposed to be made with Ungava and any of the directors or officers of Ungava pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful, except as described below.

Pursuant to the terms of its Stock Option Plan, Ungava has granted stock options to directors and officers of Ungava. The agreements entered into under this Plan also provide, in the event of a takeover bid for which the Board does not recommend rejection, that the optionee has a right to exercise all options (including those not fully vested) for the purpose of tendering such shares pursuant to the takeover bid. The Stock Option Plan also provides the Board of Directors with the discretion to accelerate the vesting of options.

INTERESTS OF DIRECTORS AND OFFICERS IN MATERIAL CONTRACTS WITH CRI AND THE OFFEROR

Except as stated below, none of the directors or officers of Ungava or any of their respective associates or, to the knowledge of the directors and officers of Ungava after reasonable inquiry, any person or company holding more than 10% of the outstanding Common Shares of Ungava, has or may have any interest in any material contract to which CRI or the Offeror is a party. Ungava has no knowledge of any material contract between Mr. Sheldon Inwentash and CRI or the Offeror, if any.

MATERIAL CHANGES IN THE AFFAIRS OF UNGAVA

For detailed information concerning Ungava and its business and affairs, reference is made to the Management Information Circular of Ungava dated April 10, 2002 in respect of the Annual and Special Meeting of Shareholders which was to be held on May 10, 2002, the interim consolidated financial statements for the three months ended February 28, 2002 and the press releases and other public disclosure documents on the public file with the securities commissions or similar regulatory authorities in Canada (the "Public Documents").

The discovery of key individuals and the production of relevant documents relating to the arbitration proceedings in connection with the Option And Joint Venture Agreement dated January 12, 2001 between Ungava and CRI has been completed. The hearing before the arbitrator will occur from July 15-19, 2002.

On June 4, 2002, the Corporation issued a statement of claim against James Mungall and the University of Toronto for breach of contract, wherein the Corporation seeks very substantial damages in excess of $1 billion. The Corporation learned through the production of documents in connection with the arbitration that James Mungall delivered a report to CRI dated June 27, 2001 respecting the assaying of some of the samples in the collection which were the subject of the contract with Ungava which would seem to indicate that the Ungava Trough Property has previously unknown potential for PGE's and copper mineralization. The substance of the Mungall report was published by CRI on August 13, 2001. On July 2, 2002, the Corporation received a statement of defence from James Mungall and the University of Toronto denying the allegations of the Corporation.

Except as disclosed in the Public Documents or as otherwise disclosed in this Directors' Circular, the directors and officers of Ungava are not aware of any material events that have occurred in the affairs or prospects of Ungava since February 28, 2002, the date of Ungava's last published interim financial statements.

ENGAGEMENT OF FINANCIAL ADVISOR

Northern was engaged to provide the Board of Directors and the Special Committee with advice in relation to the Offer, and to provide an opinion as to the adequacy of the Offer, from a financial point of view, to the holders of Common Shares. In consideration of the provision of these services, Ungava has agreed to pay Northern certain fees. Ungava has agreed to indemnify Northern against certain liabilities and to reimburse Northern for reasonable expenses. As part of the fees for their services as financial advisor, Northern will also be paid a success fee in the event of a transaction for the acquisition of any or all of the issued shares of the Corporation, directly or indirectly, by negotiated purchase, take-over bid, tender bid or otherwise, which results in the acquisition of at least 51% of the total issued shares of the Corporation.

RESPONSE OF THE CORPORATION

Except as otherwise described or referred to in this Directors' Circular, Ungava has not entered into any transaction, agreement in principle or signed contract or passed any Board of Directors' resolution in response to the Offer nor are there any negotiations under way in response to the Offer which related to or would result in an extraordinary transaction such as a merger or reorganization involving Ungava or a subsidiary of Ungava, the purchase, sale or transfer of a material amount of assets by Ungava or a subsidiary of Ungava, an issuer bid for or other acquisition of securities by or of Ungava, or any material change in the present capitalization or dividend policy of Ungava.

OTHER INFORMATION AND MATTERS

The registered and principal office of Ungava is located at 366 Bay Street, Suite 800, Toronto, Ontario M5H 4B2.

Except as disclosed in this Directors' Circular, there is no information or matters not disclosed in this Directors' Circular, but known to the Board of Directors, which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

Compliance with Canadian Securities Laws

This Directors' Circular is being sent to all shareholders of the Corporation in accordance with applicable securities laws in each of the provinces of Canada. On March 31, 2001, the Canadian Securities Administrators' Notice 62-301 entitled "Implementation of Zimmerman amendments governing the conduct of take-over and issuer bids" (the "Notice") came in force in all of the provinces of Canada other than Québec with take-over and issuer bid provisions in their legislation. The Notice implemented amendments governing the conduct of take-over and issuer bids under the securities legislation of each of the provinces. The amendments provide, among other things, that where a take-over bid has been made, a directors' circular shall be prepared and delivered by the board of directors of an offeree issuer to every person and company to whom a take-over bid must be delivered under the applicable legislation not later than 15 days after the date of the bid. In Québec, the securities legislation with respect to directors' circulars provides that the board of directors of the offeree company shall cause a circular to be sent not later than ten days from the date the take-over bid is made, being the date of its mailing to the Ungava shareholders residing in the Province of Quebec.

Since the Offer was mailed by CRI to all Ungava shareholders, by delivery of this Director's Circular on this date, the Board of Directors has satisfied the relevant securities requirements for each of the applicable provinces, including Québec, relating to the Directors' Circular.

Other Benefits

Mr. Albaum, an officer and director of Ungava, acted for and continues to act for, and has been paid and continues to be paid legal fees by, Ungava.

STATUTORY RIGHTS OF ACTION

Securities legislation in certain of the provinces and territories of Canada provides security holders of Ungava with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. The shareholders of Ungava should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors' Circular have been approved, and the sending, communication or delivery thereof has been authorized by the Board of Directors.

CONSENT OF NORTHERN SECURITIES INC.

TO: Ungava Minerals Corp.

Northern Securities Inc. consents to the inclusion of its Opinion dated July 3, 2002, in the Directors' Circular of Ungava Minerals Corp. dated July 3, 2002, and to the filing thereof by Ungava with the securities commissions or similar authorities in the applicable Provinces of Canada.

Dated this 3rd day of July, 2002

(Signed) **Northern Securities Inc.**

CERTIFICATE

Dated: July 3, 2002

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer within the meaning of the *Securities Act* (Québec).

On behalf of the Board of Directors

(Signed) Lorne H. Albaum
Director, President

(Signed) Glen Gasparini
Director and Chairman of the Special Committee



Schedule "A"

150 York Street, Suite 1814
Toronto, Ontario M5H 3S5

Telephone: (416) 644-8100
Facsimile: (416) 644-0270

www.northernsi.com
www.enorthern.com

July 3, 2002

Special Committee of the Board of Directors
Ungava Minerals Corp.
PO Box 185
Port Credit Postal Station
Mississauga, Ontario
L5G 4M2

Re: Offer by Canadian Royalties Inc.

Dear Sirs:

Northern Securities Inc. ("Northern") understands that on June 19, 2002, Canadian Royalties Inc. ("CRI" or the "Offeror") made an offer through a wholly owned subsidiary to purchase for cash 9,280,271 common shares of Ungava Minerals Corp. ("Ungava" or the "Company"), representing 51% of Ungava's issued and outstanding shares, at a price of $0.10 per common share (the "Offer"). The Offer is open for acceptance until 4 p.m. (Toronto time) on July 25, 2002, unless withdrawn or extended. The terms of the Offer are more fully described in the Offer to Purchase dated June 19, 2002, which has been mailed to holders of Ungava Common Shares in connection with the Offer.

Engagement of Northern Securities Inc.

We understand that the Ungava Board of Directors appointed a committee (the "Special Committee") to consider the Offer. Northern was first contacted on June 20, 2002, by the Company to act as its financial advisor and was engaged in this capacity by an agreement (the "Engagement Agreement") dated June 24, 2002. As part of its engagement, Northern will provide advice and assistance to the Special Committee in evaluating the Offer and has agreed to prepare and deliver to the Special Committee its opinion as to the fairness of the Offer (the "Opinion"), from a financial point of view, to the holders of Ungava Common Shares.

Northern has not been engaged to provide a formal valuation of the Company and the Opinion should not be construed as such. We have, however, conducted such analyses, investigations, research and testing of assumptions as were considered by us to be necessary in the circumstances.

Northern consents to the references to this Opinion and its inclusion in the Directors' Circular (the "Directors' Circular") to be mailed to the holders of the Common Shares.

Credentials of Northern Securities Inc.

Northern is a Toronto-based investment banking firm, focusing primarily on small market capitalization companies in the natural resources, technology, and special situations sectors. Northern's business includes corporate finance, mergers and acquisitions, restructurings, retail sales, institutional sales and trading and investment research. Northern is a member of the Investment Dealers Association of Canada, a participating organization of The Toronto Stock Exchange and a member of the TSX Venture Exchange. Northern is registered as an investment dealer in each province in Canada.

The principals at Northern have been involved in merger and acquisition transactions with values exceeding $15 billion and have many years of investment banking experience in the mining industry including providing financial advisory services such as valuations and fairness opinions.

Scope of Review

In preparing its Opinion, Northern has, among other things, reviewed and, where it considered appropriate, relied upon certain financial and business information for the Company and the Offeror, reports, discussions, investigations and publicly available information. Northern obtained background information from public sources, the Company and its advisors.

In connection with the Opinion, Northern has reviewed and, where it considered appropriate, relied upon, among other things, the following principal information sources:

1) The Offer to Purchase, dated June 19, 2002;
2) Statement of Claim filed by Ungava and Ungava Exploration Inc. against the University of Toronto and James Mungall in the Ontario Superior Court of Justice on June 4, 2002;
3) Preliminary Statement of Claim of Ungava and Ungava Exploration Inc. for the Arbitration with CRI, dated May 15, 2002;
4) Preliminary Statement of Defence of CRI in the Arbitration with Ungava and Ungava Exploration Inc., dated June 7, 2002;
5) Technical Report on the South Trend Group of Properties for CRI by Langis Plante and Todd Keast, dated February 20, 2002;
6) Report on Assays of Rock Samples from Cape Smith Fold Belt, Quebec, by James Mungall, dated June 27, 2001;
7) Updated Technical Report on the Expo-Ungava (the "E-U Property") and Phoenix Properties by Robert Wares of Cygnus Consulting Inc., dated June 2001;
8) The option and joint venture agreement among and between CRI, the Company and others, dated January 12, 2001 (the "CRI Agreement");

9) Audited financial results of High North Resources Inc. for the year ended December 31, 1997;

10) Discussions with senior management of the Company;

11) Discussions with the Company's legal counsel;

12) Public information relating to the business, operations, financial performance and stock trading history of the Company, CRI, and other selected public companies considered by us to be relevant;

13) Audited financial statements of the Company for the fiscal years 1996, 1997, 1998, 1999, 2000 and 2001;

14) Annual Reports of the Company for the fiscal years 1996, 1997 and 1998; and

15) Such other corporate, industry and financial market information, investigations and analyses as Northern considered necessary or appropriate in the circumstances.

Valuation Approaches

This Opinion has been prepared by Northern based upon techniques and specific assumptions that it considers appropriate and necessary. In order to determine whether the price in the Offer is fair from a financial point of view to the holders of the Common Shares, Northern has considered, among other matters, the following valuation approaches:

I. CRI Enterprise Value Approach

The enterprise value of CRI appreciated between the date the CRI Agreement was publicly announced and the date of the Offer. This approach measures the increase in the enterprise value of CRI during such period and makes assumptions about the proportion of the enterprise value appreciation attributable to the E-U Property based on exploration expenditures during such relevant period.

II. Comparable Company Enterprise Value Approach

The objective of reviewing comparable company enterprise value is to utilize enterprise values and multiples derived from a sample of publicly traded comparable platinum group metal exploration companies to derive a hypothetical stock market capitalization value for the common shares of Ungava. The sample of publicly traded companies considered by Northern reflects platinum group mineral exploration companies that have properties in remote areas of Canada and whose shares are traded in active and liquid public markets. Northern has utilized a relatively small sample of public companies that are, in Northern's judgment, reasonably comparable to Ungava. Companies that were assessed by Northern as to their comparability to Ungava included Pacific North West Capital, Houston Lake Mining, Osisko Explorations, Novawest Resources, Mustang Minerals, and Avalon Ventures.

III. Option and Joint Venture Agreement Approach

The terms of the CRI Agreement are such that the value of the E-U Property, as perceived by Ungava and CRI, can be calculated at the date on which the CRI Agreement was executed.

Under the terms of the CRI Agreement, CRI can acquire up to an 80% interest in the E-U Property through progressive exploration expenditures of $1,750,000 over four years and producing a bankable feasibility study on the property. Thereafter, CRI and Ungava will become joint venture parties under which each corporation will contribute its proportionate share of the required funds for the continued development of the E-U Property. If Ungava does not contribute its share of the required funds, the CRI Agreement is structured such that CRI could obtain up to 100% of the joint venture and Ungava would receive a 1% interest in the net smelter return. The implied value of the E-U Property was assessed in the context of the expenditures that would be required to be made by CRI in order to achieve ownership of 100% of the joint venture contemplated in the CRI Agreement.

IV. Exploration Expense Approach

The exploration expense approach takes into account the historical expenditures incurred by the Company and others in assessing the merit of the E-U Property for development. Under this approach, Northern analyzed historical expenditures incurred by High North Resources Inc. and CRI during a five-year period preceding the date of this Opinion in connection with exploration of the E-U Property.

V. Ungava Historical Capitalization Approach

Northern considered the historical capitalization of the Company when its shares were traded on the Canadian Dealing Network from December 4, 1996, to September 29, 2000, but determined not to rely on such approach since, in Northern's opinion, the historical trading range is not a fair reflection of the value of the Common Shares of the Company for the following reasons:

(a) The impact and potential of platinum group metals on the E-U Property were not widely known in the investment community during that period.

(b) Base metal and precious metal commodity prices have changed considerably since that period.

(c) The CRI Agreement was entered into by the Company subsequent to that period.

(d) Additional reports on the E-U Property have been issued and findings summarized in press releases and other disclosure information since that period.

VI. Asset Value Approach

The asset value approach takes into account the in situ mineral content of the property based on available test sample results and estimates the value of the mineral assets in the context of the geography and location of the property and the capital and operating expenses that would likely be required to excavate and refine the target minerals, based on Falconbridge's Raglan mine.

Northern considered the asset value approach, but determined not to rely on such approach since, in Northern's opinion, there is insufficient information available regarding the extent of platinum group metal content at the E-U Property to reasonably determine a value for the property on this basis.

Valuation Weighting

Northern employed a weighting process whereby the values generated by each of the four alternative valuation approaches used was given a weight from 10 to100 percent, with the total of these weights being set to equal 100 percent. The weighted average value of Ungava was then calculated by Northern based on these weights. The weights were assigned based on Northern's opinion as to the probable accuracy and credibility of each valuation approach. The highest weight was assigned to the CRI Enterprise Value Approach, which was believed by Northern to provide the best representation of the market value of the E-U Property. The lowest weight was assigned to the Exploration Expense Approach, which is based on historical cost and does not provide an indication of the potential value of the E-U Property.

Assumptions and Limitations

Northern has relied upon and assumed the completeness, accuracy and fair presentation of all the financial and other information, data, advice, opinions or representations obtained by it from public sources and provided to it by senior management of Ungava, their consultants and advisors or otherwise (the "Information"). The Opinion of Northern is conditional upon such completeness, accuracy and fairness of such Information. In connection with our review, we have not assumed any responsibility for independently verifying any of the Information reviewed by us or discussed with us for the purpose of our Opinion and have assumed and relied on such Information being complete and accurate in all material respects, other than the application by Northern of professional judgment in weighing, probing and analyzing information provided and/or reviewing independent sources of information in formulating its advice concerning a Transaction. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company and have not conducted any physical inspection of the properties of the Company.

The Opinion of Northern is provided on the basis of securities markets, economic and general business and financial conditions prevailing as at July 3, 2002, and the condition and prospects, financial and otherwise of Ungava and its subsidiaries and affiliates, as they are reflected in the Information and as they were presented to Northern in its discussions with senior management of the Company. Any change in such conditions or the information upon which we have relied could affect our opinion.

The Opinion has been provided for the use of the Special Committee and the Board of Directors and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of Northern. The Opinion is given as of the date hereof and Northern disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion that may come or be brought to Northern's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Northern reserves the right to change, modify or withdraw the Opinion.

In its analyses in connection with the preparation of this Opinion, Northern made numerous reasonable assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Northern or any party involved in the Offer.

Pending Arbitration

Northern is aware that there are arbitration proceedings pending between Ungava and CRI with respect to the CRI Agreement. Under the CRI Agreement, the arbitration must be conducted in accordance with the *Centre d'Arbitrage Commercial National et International du Quebec* and the outcome definitive, thus excluding all recourse to the Courts. The outcome of the arbitration proceedings could have a significant impact on the value of the Company and on the Opinion. In the preparation of its Opinion, Northern has not made any assumption as to the likelihood of success by the Company in the arbitration proceedings.

Fairness Opinion

Considering all of the factors contained in this analysis, Northern is of the opinion that, as of the date hereof, the Offer is inadequate from a financial point of view to the holders of the Common Shares of Ungava.

Yours very truly,

(signed) **Northern Securities Inc.**


NORTHERN
SECURITIES INC.

150 York Street, Suite 1814
Toronto, Ontario M5H 3S5

Telephone: (416) 644-8100
Facsimile: (416) 644-0270

www.northernsi.com
www.enorthern.com

CONSENT OF NORTHERN SECURITIES INC.

TO: Ungava Minerals Corp.

Northern Securities Inc. consents to the inclusion of its Opinion dated July 3, 2002, in the Directors' Circular of Ungava Minerals Corp. dated July 3, 2002, and to the filing thereof by Ungava with the securities commissions or similar authorities in the applicable Provinces of Canada.

Dated this 3rd day of July, 2002

(Signed) **Northern Securities Inc.**


EQUITY
TRANSFER SERVICES INC

July 12, 2002

Dear Sir or Madam:

RE: **UNGAVA MINERALS CORP.**

We are pleased to confirm that copies of the following materials were mailed to shareholders on July 10, 2002

1. Annual Report for the Year Ended November 30, 1999
2. Annual Report for the Year Ended November 30, 2001

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Rosa Vieira"

Per: Rosa Vieira
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com


EQUITY
TRANSFER SERVICES INC

July 10, 2002

Dear Sir or Madam:

RE: **UNGAVA MINERALS CORP.**

We are pleased to confirm that copies of the following materials were mailed to shareholders on July 9, 2002

1. Quarter Report for the Three Months Ended February 28, 2002
2. Quarter Report for the Six Months Ended May 31, 2001
3. Quarter Report for the Three Months Ended February 28, 2001
4. Quarter Report for the Nine Months Ended August 31, 2001

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Rosa Vieira"

Per: Rosa Vieira
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

UNGAVA MINERALS CORP.
Toronto, Ontario

July 16, 2002
Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Corp. Replaces Arbitration Counsel

Ungava Minerals Corp. (the "Company") announced today that it has retained André Valiquette Q.C. to lead a team of counsel representing the Company in the arbitration proceeding which is delayed a few weeks. Mr. Valiquette is well known for many accomplishments having to do with mining law and timely disclosure by Canadian reporting issuers. Most recently he was consulted respecting revisions to the mining law reform in Québec.

The decision to change counsel was made by the Company. Mr. Valiquette is counsel in whom the Company has full confidence.

The Company will shortly be revising the claims made in the Preliminary Statement of Claim. Based on what has been learned since the arbitration was called for by the Company, the Amended Statement of Claim will detail allegations of previously unknown breaches of contract and breaches of fiduciary duty by Canadian Royalties Inc. and will be seeking more extensive relief than was indicated in the Preliminary Statement of Claim referred to in the Company's press release dated May 16, 2002.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

82-4436


EQUITY
TRANSFER SERVICES INC.

03 MAY -6 AM 7:21

July 12, 2002

Dear Sir or Madam:

RE: **UNGAVA MINERALS CORP.**

We are pleased to confirm that copies of the following materials were mailed to shareholders on July 10, 2002

1. Annual Financial Statements for the Year Ended November 30, 1999
2. Annual Financial Statements for the Year Ended November 30, 2001

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Rosa Vieira"

Per: Rosa Vieira
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com


EQUITY
TRANSFER SERVICES INC.

June 4, 2002

Dear Sir or Madam:

RE: **UNGAVA MINERALS CORP.**

We are pleased to confirm that copies of the following materials were mailed to shareholders on June 3, 2002

1. Interim Financial Statements – August 31, 1999
2. Interim Financial Statements – May 31, 1999
3. Interim Financial Statements – February 28, 1999
4. Annual Financial Statements - November 30, 1998
5. Annual Financial Statements - November 30, 2000
6. Interim Financial Statements – August 31, 2000
7. Interim Financial Statements – May 31, 2000
8. Interim Financial Statements – February 29, 2000

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Rosa Vieira"

Per: Rosa Vieira
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

82-4436

UNGAVA MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 1999 AND 1998

Wasserman Ramsay
Chartered Accountants

North American Centre, Xerox Tower
5650 Yonge Street, Suite 1303, North York, Canada M2M 4
Tel. (416) 226-4631 Fax (416) 226-9562
Internet Email: <kevram@ibm.net>

AUDITOR'S REPORT

To the Shareholders of
Ungava Minerals Corp. :

We have audited the consolidated balance sheets of Ungava Minerals Corp. as at November 30, 1999 and 1998 and the consolidated statements of operations, deficit and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1999 and 1998 and the results of its operations and changes in its financial position for the years then ended in accordance with generally accepted accounting principles.

Toronto, Ontario
April 14, 2000

Wasserman Ramsay
Chartered Accountants

UNGAVA MINERALS CORP.

CONSOLIDATED BALANCE SHEETS - NOVEMBER 30, 1999 AND 1998

	1999	1998
ASSETS		
Current		
Cash	$ -	$ 665
Marketable securities (Market value - $236,832, 1998 - $77,940)	76,211	77,940
	76,211	78,605
Capital assets *(Note 3)*	63,468	80,646
Mineral resource properties *(Note 4)*	651,043	659,602
Deferred exploration expenditures *[Note 4(c)]*	655,493	661,563
	$ 1,446,215	$ 1,480,416
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 290,583	$ 109,261
SHAREHOLDERS' EQUITY		
Capital stock *(Note 7)*	3,702,744	3,702,744
Deficit	(2,547,112)	(2,331,589)
	1,155,632	1,371,155
	$ 1,446,215	$ 1,480,416

Approved on behalf of the Board

"Glen Erikson"
Glen Erikson, Director

"W. R Lincoln Torrance"
W. R. Lincoln Torrance, Director

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENT OF OPERATIONS

YEARS ENDED NOVEMBER 30, 1999 AND 1998

	1999	1998
Revenue:		
Gain on sale of marketable securities	$ 5,282	$ 122,001
Expenses:		
Depreciation expense	17,178	14,776
Operating, administrative and general *(Note 5)*	135,326	345,147
	152,504	359,923
Net loss for the year before undernoted items	(147,222)	(237,922)
Write down of investments to market value	-	291,300
Write down of mineral resource properties and exploration expenditures *[Note 4(c)]*	68,301	62,120
Net loss for the year	$ 215,523	$ 591,342
Loss per share	$ 0.01	$ 0.03
Weighted average number of shares outstanding	18,204,190	18,204,190

CONSOLIDATED STATEMENT OF DEFICIT

YEARS ENDED NOVEMBER 30, 1999 AND 1998

	1999	1998
Deficit, beginning of year	$ 2,331,589	$ 1,740,247
Net loss for the year	215,523	591,342
Deficit, end of year	$ 2,547,112	$ 2,331,589

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

YEARS ENDED NOVEMBER 30, 1999 AND 1998

	1999	1998
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the year	$ (215,523)	$ (591,342)
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	(5,282)	(122,001)
Write down of marketable securities to market value	-	291,300
Write down of mineral resource properties and exploration expenditures	68,301	62,120
Depreciation	17,178	14,776
Net change in non-cash working capital items	181,322	106,377
	45,996	(238,770)
Investing:		
Purchase of marketable securities	-	(274,440)
Proceeds from sale of marketable securities	7,011	570,953
Purchase of capital assets	-	(14,390)
Renewal fee for mineral resource properties	(53,672)	(43,607)
Deferred exploration expenditures	-	(6,070)
	(46,661)	232,446
Net change in cash during the year	(665)	(6,324)
Cash, beginning of year	665	6,989
Cash, end of year	$ -	$ 665

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 1999 AND 1998

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., Ungava Capital Inc. North American Titanium Inc. and 1222256 Ontario Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Automotive equipment	30% declining balance
Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance

(iv) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(v) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 1999 AND 1998

3. Capital assets:

	Cost	Accumulated Amortization	Net 1999	Net 1998
Automotive equipment	$ 31,074	$ 19,045	$ **12,029**	$ 17,184
Furniture and fixtures	80,323	32,371	**47,952**	58,481
Computer equipment	9,333	5,846	**3,487**	4,981
	$ 120,730	$ 57,262	$ **63,468**	$ 80,646

4. Mineral resource properties:

	1999	1998
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See (i) below]	$ **551,900**	$ 534,600
(b)100% working interest in mineral permit located in the Ungava area of Ruperts Land, Province of Quebec [see (ii) below)	**59,908**	45,924
(c)100% interest in various mineral claims located in the Townships of Garreau and 22K04, Province of Quebec. [see (iii) below]	**39,235**	79,078
	$ **651,043**	$ 659,602

(i) Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000.

(ii) Pursuant to an agreement dated October 2, 1995, one of the Company's subsidiaries acquired from a former shareholder, a 100% working interest in a mineral permit located in the Ungava area of Ruperts Land, Quebec, for cash of $18,000.

(iii) Acquired during the prior year by the Company's wholly owned subsidiary North American Titanium Inc. from an individual who is an officer, director and shareholder for reimbursement of his expenses in the amount of $30,000. The claims are subject to a 2% net smelter returns royalty in favour of the related party. The balance of cost incurred during the year were for staking of further claims in the area. During the current year a portion of these claims expired and were written-off. Exploration expenditures associated with these expired claims were also written-off. During the prior year the Company signed an option agreement for a 100% interest in these claims. The Company has received $15,000 cash and 10,000 common shares of Osisko Exploration Ltee. under the option which the optionee has allowed to expire.

All properties of the Company are subject to net smelter returns royalties aggregating 2% in favour of the vendors.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 1999 AND 1998

5. Related party transactions and balances:

a) The Company has entered into a management agreement with a director for fees of $8,600 per month. The agreement expires December 1, 2000. Included under operating, administrative and general expenses is $103,200 (1998 - $103,200) related to this agreement.

b) All of the capital assets purchased during the prior year were purchased from an individual who is an officer, director and shareholder.

c) Included in accounts payable is $179,847 (1998 - $45,295) due to a director of the Company on accounts of management fees (as disclosed above) and in advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

6. Commitments:

The Company is committed to paying management and consulting fees under various agreements (including those disclosed in Note 5(a) above) in each of the fiscal years ending November 30, as follows:

2000	$ 103,200
2001	8,600
	$ 111,800

7. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance November 30, 1999 and 1998	18,204,190	$ 3,702,744

No shares were issued in 1999 or 1998.

Pursuant to an amalgamation agreement with Coretek dated June 18, 1996 and articles of amalgamation filed August 1, 1996, each issued and outstanding Coretek share was converted into one (1) issued and fully paid amalgamated Ungava share and each issued and outstanding pre-amalgamation Ungava share was converted into one and one-half (1-1/2) issued and fully-paid amalgamated Ungava share. A total of 1,794,636 and 11,228,721 amalgamated shares were issued to the former shareholders of Coretek and pre-amalgamated Ungava shareholders respectively.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 1999 AND 1998

8. Stock options and share purchase warrants:

As at November 30, 1999 there are 2,295,000 stock options outstanding to directors, officers, consultants and employees exercisable at prices ranging from $0.30 to $1.00 per share, expiring April 1, 2001 to August 26, 2006.

9. Income taxes:

The Company has available approximately $1,449,927 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003, 2004 and 2005.

10. Uncertainty due to Year 2000 Issue:

The year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers or other third parties, will be fully resolved.

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - SIX MONTHS ENDED MAY 31, 2002
(with comparative figures for the year ended November 30, 2001)

UNAUDITED - SEE NOTICE TO READER

	2002	2001
ASSETS		
Current		
Cash	$ 27,956	$ -
Prepaid expenses	38,775	-
	66,731	-
Capital assets - net *(Note 3)*	6,113	-
Mineral resource properties *(Note 4)*	17,301	17,301
	23,414	17,301
	$ 90,145	$ 17,301
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 583,347	$ 258,229
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 7)*	3,702,744	3,702,744
Deficit	(4,195,946)	(3,943,672)
	(493,202)	(240,928)
	$ 90,145	$ 17,301

See Status of Operations Note 1

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

SIX MONTHS ENDED MAY 31, 2002
(With comparative figures for six months ended May 31, 2001)

UNAUDITED - SEE NOTICE TO READER

	Three month period ended May 31, 2002	Year to date ended May 31,2002	Three month period ended May 31, 2001	Year to date ended May 31, 2001
Revenue:				
Gain on sale of marketable securities	$ -	$ -	$ -	$ 5,106
Expenses:				
Professional fees	**101,626**	**102,726**	100	1,100
Depreciation expense	**157**	**157**	2,499	4,998
Operating, administrative and general	**49,391**	**49,391**	-	-
Management fees *(Note 5(a))*	**50,000**	**100,000**	25,800	51,600
	201,174	**252,274**	28,399	57,698
Net loss for the period	**$ (201,174)**	**$ (252,274)**	$ (28,399)	$ (52,592)
Loss per share	**$ (0.01)**	**$ (0.01)**	$ -	$ -

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at May 31, 2002 and the interim consolidated statements of operations, deficit and cash flows for the six months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
July 26, 2002

Wasserman Ramsay
Chartered Accountants

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

SIX MONTHS ENDED MAY 31, 2002
(With comparative figures for six months ended May 21, 2001)

UNAUDITED - SEE NOTICE TO READER

	2002	2001
Deficit, beginning of period	$(3,943,672)	$ (3,757,372)
Net loss for the period	(252,274)	(52,592)
Deficit, end of period	$(4,195,946)	$ (3,809,964)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED MAY 31, 2002
(With comparative figures for six months ended May 31, 2001)

UNAUDITED - SEE NOTICE TO READER

	Three month period ended May 31, 2002	Year to date ended May 31,2002	Three month period ended May 31, 2001	Year to date ended May 31, 2001
Cash provided by (used in) the following activities:				
Operations:				
Net loss for the period	$ (201,174)	$ (252,274)	$ (28,399)	$ (52,592)
Add: Items not involving an outlay of cash				
Gain on sale of marketable securities	-	-	-	(5,106)
Depreciation	157	157	2,499	4,998
Net change in non-cash working capital items	235,243	286,343	25,900	47,165
	34,226	34,226	-	(5,535)
Investing:				
Purchase of capital assets	(6,270)	(6,270)	-	-
Proceeds from sale of marketable securities	-	-	-	5,535
	(6,270)	(6,270)	-	5,535
Net change in cash during and end of the period and cash end of period	$ 27,956	$ 27,956	$ -	$ -

See the accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MAY 31, 2002

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., Ungava Capital Inc. North American Titanium Inc. and 1222256 Ontario Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At May 31, 2002 the Company has a working capital deficiency of $516,616 (2001 - $258,229). The Company has been able to discharge its liabilities by securing cash advances from a director (see note 5). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Furniture and fixtures	20% declining balance

(iii) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(iv) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MAY 31, 2002

UNAUDITED - SEE NOTICE TO READER

2. Summary of significant accounting policies (Continued):

(v) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

3. Capital assets:

	Cost	Accumulated Amortization	Net 2002	Net 2001
Furniture and fixtures	$ 6,269	$ 157	$ 6,112	$ -

4. Mineral resource properties:

	2002	2001
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty (see also note 11(b)).

All properties of the Company are subject to a 2% net smelter returns royalty which under contracts may be acquired by Canadian Royalties Inc.

5. Related party transactions and balances:

a) The Company has entered into a management agreement with a director for fees of $16,667 per month. The agreement expires September 30, 2008. Subsequent to this quarter end the management fee was reduced to $8,000 per month effective July 1, 2002 (see Note 11).

b) Included in accounts payable is $459,337 (2001 - $130,853) due to a director and related parties of the Company on accounts of management fees (as disclosed above) and in advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

6. Commitments:

The Company is committed to paying management and consulting fees (as disclosed in Note 5(a) above) in each of the fiscal years ending November 30, as follows:

2002	$ 48,000
2003	96,000
2004	96,000
2005	96,000
2006	96,000
2007 and subsequent	176,000
	$ 608,000

7. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance May 31, 2002 and November 30, 2001	18,204,190	$ 3,702,744

No shares were issued during the period.

8. Stock options and share purchase warrants:

As at May 31, 2002 there are 950,000 (2001 - 950,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

9. Income taxes:

The Company has available approximately $1,626,684 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.

10. Comparative figures:

Certain comparative figures were reclassified to agree with the presentation adopted in this quarter.

11. Subsequent events:

a) The management agreement with a director for fees of $16,667 per month was replaced by new agreement which reduced the fees to $8,000 per month effective July 1, 2002 (see Note 5).

b) The Company will be heading to arbitration with Canadian Royalties Inc. attempting to have the option and joint venture agreement terminated (see note 4). The Company is reserving its rights with regards to monetary damages.

c) The Company has caused a Statement of Claim to be issued against certain parties in Ontario. The Company claims substantial damages for breach of contract by the defendants. The Defendants have issued a statement of defence.

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - SIX MONTHS ENDED MAY 31, 2002
(with comparative figures for the year ended November 30, 2001)

UNAUDITED - SEE NOTICE TO READER

	2002	2001
ASSETS		
Current		
Cash	$ 27,956	$ -
Prepaid expenses	38,775	-
	66,731	-
Capital assets - net *(Note 3)*	6,113	-
Mineral resource properties *(Note 4)*	17,301	17,301
	23,414	17,301
	$ 90,145	$ 17,301
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 583,347	$ 258,229
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 6)*	3,702,744	3,702,744
Deficit	(4,195,946)	(3,943,672)
	(493,202)	(240,928)
	$ 90,145	$ 17,301

See Status of Operations Note 1

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

SIX MONTHS ENDED MAY 31, 2002
(With comparative figures for six months ended May 31, 2001)

UNAUDITED - SEE NOTICE TO READER

	Three month period ended May 31, 2002	Year to date ended May 31,2002	Three month period ended May 31, 2001	Year to date ended May 31, 2001
Revenue:				
Gain on sale of marketable securities	$ -	$ -	$ -	$ 5,106
Expenses:				
Professional fees	**101,626**	**102,726**	100	1,100
Depreciation expense	**157**	**157**	2,499	4,998
Operating, administrative and general	**49,391**	**49,391**	-	-
Management fees *(Note 5(a))*	**50,000**	**100,000**	25,800	51,600
	201,174	**252,274**	28,399	57,698
Net loss for the period	**$ (201,174)**	**$ (252,274)**	$ (28,399)	$ (52,592)
Loss per share	**$ (0.01)**	**$ (0.01)**	$ -	$ -

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at May 31, 2002 and the interim consolidated statements of operations, deficit and cash flows for the six months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
July 26, 2002

Wasserman Ramsay
Chartered Accountants

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

SIX MONTHS ENDED MAY 31, 2002
(With comparative figures for six months ended May 21, 2001)

UNAUDITED - SEE NOTICE TO READER

	2002	2001
Deficit, beginning of period	$(3,943,672)	$ (3,757,372)
Net loss for the period	(252,274)	(52,592)
Deficit, end of period	$(4,195,946)	$ (3,809,964)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED MAY 31, 2002
(With comparative figures for six months ended May 31, 2001)

UNAUDITED - SEE NOTICE TO READER

	Three month period ended May 31, 2002	Year to date ended May 31,2002	Three month period ended May 31, 2001	Year to date ended May 31, 2001
Cash provided by (used in) the following activities:				
Operations:				
Net loss for the period	$ (201,174)	$ (252,274)	$ (28,399)	$ (52,592)
Add: Items not involving an outlay of cash				
Gain on sale of marketable securities	-	-	-	(5,106)
Depreciation	157	157	2,499	4,998
Net change in non-cash working capital items	235,243	286,343	25,900	47,165
	34,226	34,226	-	(5,535)
Investing:				
Purchase of capital assets	(6,270)	(6,270)	-	-
Proceeds from sale of marketable securities	-	-	-	5,535
	(6,270)	(6,270)	-	5,535
Net change in cash during and end of the period and cash end of period	$ 27,956	$ 27,956	$ -	$ -

See the accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MAY 31, 2002

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., and Ungava Capital Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom. The Company is currently engaged in an arbitration proceeding to obtain relief against Canadian Royalties Inc, including the termination of the January 12, 2001 Option and Joint Venture Agreement (see Note 4) by reason of breach of trust.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At May 31, 2002 the Company has a working capital deficiency of $516,616 (2001 - $258,229). The Company has been able to discharge its liabilities by securing cash advances from a director and his spouse (see note 5). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property or otherwise raise capital.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Furniture and fixtures	20% declining balance

(iii) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(iv) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MAY 31, 2002

UNAUDITED - SEE NOTICE TO READER

2. Summary of significant accounting policies (Continued):

(v) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

3. Capital assets:

	Cost	Accumulated Amortization	Net 2002	Net 2001
Furniture and fixtures	$ 6,269	$ 157	$ 6,112	$ -

4. Mineral resource properties:

	2002	2001
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty. The contract with Canadian is currently subject to an arbitration proceeding in which, among other things, the Company seeks termination of the Option and Joint Venture Agreement for reason of Canadian's alleged breach of trust.

All properties of the Company are subject to a 2% net smelter returns royalty which under contracts may be acquired by Canadian Royalties Inc.

5. Related party transactions and balances:

a) The Company has entered into a management agreement with a director for fees of $16,667 per month. Subsequent to this quarter end the management fee agreement was cancelled and replaced with a consulting fee arrangement providing for fees of $8,000 per month, on a month-to-month basis, effective July 1, 2002 (see Note 10).

b) Included in accounts payable is $459,337 (2001 - $130,853) due to a director and related parties of the Company on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

6. Capital stock:

Authorized:
Unlimited number of common shares
Issued and outstanding:

	Number of shares	Stated Value
Balance May 31, 2002 and November 30, 2001	18,204,190	$ 3,702,744

No shares were issued during the period.

7. Stock options and share purchase warrants:

As at May 31, 2002 there are 950,000 (2001 - 950,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

8. Income taxes:

The Company has available approximately $1,626,684 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.

9. Comparative figures:

Certain comparative figures were reclassified to agree with the presentation adopted in this quarter.

10. Subsequent events:

a) The management agreement with a director for fees of $16,667 per month was terminated and replaced with a consulting arrangement which provides for fees of $8,000 per month, on a month-to-month basis, effective July 1, 2002 (see Note 5).

b) The Company is pursuing an arbitration with Canadian Royalties Inc. to have, among other things, the Option and Joint Venture Agreement terminated (see note 4).

c) The Company has caused a Statement of Claim to be issued against certain parties in Ontario. The Company claims substantial damages for breach of contract by the defendants. The Defendants have issued a statement of defence.


EQUITY
TRANSFER SERVICES INC

July 31, 2002

Dear Sir or Madam:

RE: **UNGAVA MINERALS CORP.**

We are pleased to confirm that copies of the following materials were mailed to shareholders on July 31, 2002

1. Quarter Report for the Six Months Ended May 31, 2002

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Rosa Vieira"

Per: Rosa Vieira
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

PRESS RELEASE

01 August 2002

For immediate Release

UNGAVA MINERALS CORP. DELIVERS AMENDED STATEMENT OF CLAIMS IN ARBITRATION AGAINST CANADIAN ROYALTIES INC.

Ungava Minerals Corp., (the Company), wishes to advise that it has delivered to the arbitrator for his approval an amended Statement of Claim against Canadian Royalties Inc., "CRI" which incorporates allegations relating to facts discovered by the Company in the course of production ordered in the arbitration, together with new and more far reaching requests for relief. The arbitration is currently scheduled to commence 12 August 2002.

The Company has learned that CRI trespassed onto the Ungava Property no later than September 2000 and that it made a discovery of PGMs and copper in peridodite. This discovery was made in the vicinity of the TK massive sulphide discovery announced in October 2001 by CRI. Both discoveries are on the acreage whose transfer to CRI occasioned the calling of the arbitration.

Following the September 2000 discovery, CRI acquired the Phoenix Property which abuts the Ungava Property in the vicinity of the discovery. CRI then contacted the Company to purchase or option the Ungava Property. CRI did not disclose the September 2000 trespass or discovery to the Company at the time of negotiations.

The Company has also learned that the Mungall 2001 Report, produced for CRI, in June 2001, was prepared for the purpose of informing prospective investors in CRI as to the potential of the Ungava Property. Some of the assay results and interpretive conclusions

from the Mungall Report were released by CRI in its 13 August 2001 Press Release. The Company reiterates in the amended Statement of Claim that it was entitled to timely receipt of the Wares 2001 Report and the Mungall 2001 Report and that it is entitled to have part of the Ungava Property retransferred to it.

The Company now seeks not only the return of the part of the Ungava Property wrongfully obtained by CRI, but also termination of the Option and Joint Venture Agreement between the Company and CRI, transfer to the Company of the entire Phoenix Property because it was wrongfully acquired by CRI while in possession of information obtained arising out of the September 2000 trespass and discovery on the adjacent Ungava Property, delivery to the Company of all samples, maps, data, etc. respecting either the Ungava Property or the Phoenix Property and its costs on a full indemnity basis.

The amended Statement of Claim referred to herein will be filed with SEDAR as part of the Material Change Report filed in respect of this Press Release.

-30-

Lorne H. Albaum, President of the Company may be contacted at
(416) 304-1474 for follow-up.

MATERIAL CHANGE REPORT

UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
UNDER SECTION 81(2) *SECURITIES ACT* (NOVA SCOTIA)
UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)
UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

Item 1 – Reporting Issuer

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

August 1, 2002 – Delivery of Amended Statement of Claim

Item 3 – News Release

A press release pertaining to the delivery of an Amended Statement of Claim in connection with the arbitration proceeding with Canadian Royalties Inc. was issued on August 1, 2002.

Item 4 – Summary of Material Change

See copy of press release attached.

Item 5 – Full Description of Material Change

On August 1, 2002, Ungava Minerals Corp. announced that it has delivered to the arbitrator for his approval an Amended Statement of Claim against Canadian Royalties Inc. which incorporates allegations relating to facts discovered by the company in the course of production ordered in the arbitration.

Attached is the amended statement of claim.

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act(Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the *Securities Act* (Québec)

Not applicable

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 2nd day of August, 2002.

Signed: "Lorne H. Albaum"

Lorne H. Albaum
President,
UNGAVA MINERALS CORP.

PRESS RELEASE

01 August 2002

For immediate Release

UNGAVA MINERALS CORP. DELIVERS AMENDED STATEMENT OF CLAIMS IN ARBITRATION AGAINST CANADIAN ROYALTIES INC.

Ungava Minerals Corp., (the Company), wishes to advise that it has delivered to the arbitrator for his approval an amended Statement of Claim against Canadian Royalties Inc., "CRI" which incorporates allegations relating to facts discovered by the Company in the course of production ordered in the arbitration, together with new and more far reaching requests for relief. The arbitration is currently scheduled to commence 12 August 2002.

The Company has learned that CRI trespassed onto the Ungava Property no later than September 2000 and that it made a discovery of PGMs and copper in peridodite. This discovery was made in the vicinity of the TK massive sulphide discovery announced in October 2001 by CRI. Both discoveries are on the acreage whose transfer to CRI occasioned the calling of the arbitration.

Following the September 2000 discovery, CRI acquired the Phoenix Property which abuts the Ungava Property in the vicinity of the discovery. CRI then contacted the Company to purchase or option the Ungava Property. CRI did not disclose the September 2000 trespass or discovery to the Company at the time of negotiations.

The Company has also learned that the Mungall 2001 Report, produced for CRI, in June 2001, was prepared for the purpose of informing prospective investors in CRI as to the potential of the Ungava Property. Some of the assay results and interpretive conclusions

from the Mungall Report were released by CRI in its 13 August 2001 Press Release. The Company reiterates in the amended Statement of Claim that it was entitled to timely receipt of the Wares 2001 Report and the Mungall 2001 Report and that it is entitled to have part of the Ungava Property retransferred to it.

The Company now seeks not only the return of the part of the Ungava Property wrongfully obtained by CRI, but also termination of the Option and Joint Venture Agreement between the Company and CRI, transfer to the Company of the entire Phoenix Property because it was wrongfully acquired by CRI while in possession of information obtained arising out of the September 2000 trespass and discovery on the adjacent Ungava Property, delivery to the Company of all samples, maps, data, etc. respecting either the Ungava Property or the Phoenix Property and its costs on a full indemnity basis.

The amended Statement of Claim referred to herein will be filed with SEDAR as part of the Material Change Report filed in respect of this Press Release.

-30-

Lorne H. Albaum, President of the Company may be contacted at
(416) 304-1474 for follow-up.

A R B I T R A T I O N

BETWEEN :

UNGAVA MINERAL EXPLORATION INC.

-and-

UNGAVA MINERALS CORP.

Claimants

-and-

CANADIAN ROYALTIES INC.,

Defendant

AMENDED STATEMENT OF CLAIM OF UNGAVA MINERAL EXPLORATION INC. AND UNGAVA MINERALS CORP.

Section 1: introduction

1. This matter concerns whether the Defendant, Canadian Royalties Inc. (hereinafter referred to as "CRI") has failed to satisfy or discharge its obligations in favour of the Claimants Ungava Mineral Exploration Inc. and Ungava Minerals Corp. (hereinafter sometimes collectively referred to as "Ungava") created under an Option and Joint Venture Agreement between CRI, Ungava Exploration Inc., Ungava Minerals Corp., Gogama Gold Inc. and 582556 Alberta Inc., dated January 12th, 2001 (hereinafter referred to as the "Agreement"). Furthermore, this matter concerns whether CRI has failed to honour its obligations towards Ungava to act in good faith in the course of the negotiations which led to the conclusion of the Agreement and to act in good faith towards Ungava during the currency of the Agreement. A copy of the Agreement is filed in support hereof as Exhibit **P-1**.

The Agreement establishes the terms and conditions under which CRI would have access to and control of an Ungava Trough, Quebec, property described in the Agreement as Permit 970 and surrounded mining claims and the right to earn an interest in the said property. The Agreement provides *inter alia* that all disagreements or disputes arising between the parties which directly or indirectly arise from the Agreement shall be definitively settled by arbitration and Ungava hereby claims arbitration thereunder in respect of certain matters.

Section 2: the contract in relation to which the dispute arises

2. The Agreement essentially provides for the following;

3. Ungava Mineral Exploration Inc. ("UMEI") is a Quebec corporation and wholly owned subsidiary of Ungava Minerals Corp. At the time the Agreement was entered into, UMEI held all the rights and interest in a mining permit designated Permit 970 and 29 surrounded mining claims located in Ungava, Quebec (the "Ungava Property");

4. The definition of Property in the Agreement, at article 1.1 q), defines it as the permit and claims described in its Schedule A and any mineral leases or other interests into which such permit may have been converted. Property defined as "Property" in the said Agreement is herein referred to as the "Ungava Property";

5. Under the Agreement, at article 2.1, Ungava has undertaken to grant CRI the right and option to acquire, on an incremental basis, up to an undivided 80% interest in the Ungava Property, in consideration of CRI incurring certain exploration, development, assessment and other expenditures in respect of the Ungava Property. Certain expenditures were to be incurred by CRI between January 12, 2001 and January 12, 2005. During that period, CRI was to have possession and control of the Ungava Property under the Agreement;

6. At article 3, the Agreement provides that in the event that CRI acquires an 80% interest in the Ungava Property in accordance with the Option, Ungava and CRI shall be deemed conclusively to have formed a joint venture business relationship to carry out all mining work on the Ungava Property, subject to certain further conditions;

7. Article 2 of the Agreement provides that after CRI has earned an undivided 80% interest in the Ungava Property, it shall be responsible to pay 100% of all incurred expenditures to explore, develop and maintain the Ungava Property until such time as it has delivered a Bankable Feasibility Study respecting the establishment of a mine on the Ungava Property. As per article 1.1 a) of the Agreement, "Bankable Feasibility Study" means a feasibility study adequate to allow a chartered Canadian bank to lend 100% of funds required to put the Ungava Property into commercial production on the security of a charge on the Ungava Property and the facilities thereon at that time. Ungava's obligation to contribute 20% to the ongoing costs of exploring, developing and maintaining the Ungava

property will only commence upon acceptance of the Bankable Feasibility Study by a chartered Canadian bank;

8. The following sections of the Agreement are relevant to CRI's affirmative duties and obligations to Ungava:

> 8.2. During the currency of this Agreement, CRI shall:
>
> (....)
>
> b) deliver copies of all assessment reports and maps to Ungava Exploration as the same become available and will permit Ungava Exploration or its agents duly authorized in writing to enter upon the Property at any reasonable time to inspect the workings thereon and all assays, plans, maps, diamond drill cores, records and other data in its possession relating to the work done by it on the Property, provided that such inspections shall not interfere with the work being carried out thereon by CRI and that such inspections shall be at the sole risk and cost of Ungava Exploration, and provided only that Ungava Exploration will indemnify and save harmless CRI and its directors, officers, employees and agents from and against all and any losses, damages, expenses, claims, suits, actions and demands of any kind or nature whatsoever in any way referable to or arising out of the entry, presence or activities of Ungava Exploration or its representatives or agents under this Article 8.2 (b), including without limitation, bodily injuries or death or damage to property at any time resulting therefrom;
>
> (...)
>
> d) keep the Property unencumbered, except for permitted Encumbrances, or except as consented to by Ungava Exploration, which consent shall not be unreasonably withheld if the purpose of the Encumbrance is to further the exploration and development of the Property;
>
> e) use its best efforts to maintain the Property and all subject permits and claims in good standing during the Option Term;
>
> (...)
>
> 13.1. This Agreement including any applicable Schedules hereto constitutes the entire agreement between the parties and supersedes and replaces any other agreement or arrangement. There are not and shall not be any oral statements, representations, warranties, undertakings or agreements between the parties other than in this Agreement. This Agreement may not be amended or modified in any respect except by written instruments signed by the parties hereto.

13.2. Time shall be of the essence of this Agreement.

Section 3: Description of the claim for arbitration

9. CRI is in default of timely delivery of copies of assessment reports and maps to Ungava as the same became available to CRI, as provided in articles 8.2 b) and 13.2 of the Agreement;

10. CRI's actions in acquiring title to part of the Ungava Property without the written consent of all parties to the Agreement is a violation of article of 13.1 of the Agreement;

11. CRI has violated its contractual obligations to Ungava and its duties to conduct itself in good faith in its dealings with Ungava, provided by both the Agreement and the *Civil Code of Quebec*;

12. CRI has violated its duty of good faith towards Ungava in the course of the negotiations which led to the conclusion of the Agreement, as well as during the currency of the Agreement.

Section 4: facts in support of the claims

4.1 CRI's failure to disclose material facts to Ungava in the course of negotiations which led to the conclusion of the Agreement

13. At all relevant times mentioned herein, Ungava's knowledge of the state of mineralization of the Ungava Property and its economic value was based upon reports of drillings and tests which had been performed periodically, beginning in the mid-sixties and up to 1997;

14. These tests had revealed the presence of nickel – copper – cobalt in massive to disseminated sulphide mineralization on the Ungava Property;

15. Save for a single assay of a concentrated sample carried out in about 1970, no other tests to determine the presence of Platinum Group Minerals ("PGM") in the Ungava Property were known to Ungava. That single assay had disclosed low PGM values;

16. Optionors who carried out a program of drilling in 1997 of the Expo Ungava Deposit; a massive sulphide based resource on the Ungava Property, and assayed drill core for copper and nickel but did not assay for PGMs.

17. Based on the knowledge afforded by these reports, Ungava had come to the conclusion that the Ungava Property did not warrant development by Ungava alone, but rather that it should be developed by a third party, on the basis of an option and joint venture agreement;

18. On or about October 2000, Mr. Glen Erikson, then President of both UMEI and Ungava, was approached by Mr. Glenn Mullan, president of CRI to discuss Option and Joint Venture Agreement with respect to the Ungava Property;

19. Negotiations ensued between Ungava, UMEI and CRI, which ultimately led to the conclusion of the Agreement;

20. During these negotiations, CRI was in possession of material information about the Ungava Property, which it deliberately failed to disclose to Ungava and UMEI, as more fully described hereafter;

21. During an unknown period up to and including September 2000, CRI, its agents and employees, had trespassed onto the Ungava Property and had carried out exploration work;

22. CRI admits that in the course of this exploration work, CRI discovered PGM-copper mineralization in the north-eastern area of the Ungava Property, more precisely at approximately 7 kilometres north-east of the Expo-Ungava deposit;

23. CRI admits that this PGM-copper discovery was hosted by peridotite from which some samples were collected;

24. CRI admits that these samples were assayed and the results returned PGM values ranging up to 4 g/t Platinum + Palladium as well as 2.6% copper;

25. This PGM copper discovery is referred to in a report entitled "Updated Technical Report on the Expo Ungava and Phoenix Properties" written by Robert Wares and dated June 2001, a copy of which was produced by CRI during these proceedings and which is filed in support hereof as Exhibit P-58;

26. The Claimants do not know the full extent of CRI's trespass and exploration of the Ungava Property prior to October 2000, nor are they aware of the extent of prior assay and exploration results obtained;

27. During the course of the negotiations which led to the conclusion of the Agreement, CRI never disclosed to Ungava their trespass upon and exploration of the Ungava Property nor the PGM-copper discovery referred to in paragraph 22 above

28. This PGM-copper discovery constituted a material fact, which shed very exciting new light on the state of mineralization of the Ungava Property and provided indication that it could contain mineable quantities of PGMs and other economic minerals in previously unevaluated rock types;

29. If Ungava had learned of the PGM-copper discovery as described in Robert Wares 2001 report, it would not have entered into the Agreement with CRI;

30. If Ungava had learned of the PGM – Copper discovery as described in Robert Wares 2001 report it would have sought full disclosure as to all exploration work and results obtained from the Ungava Property by CRI, its employees and agents prior to the time of negotiations with Ungava.

31. The discovery referred to in paragraph 22 above was only disclosed by CRI to Ungava during the course production of documents ordered in this Arbitration proceeding.

32. CRI may have disclosed information about the discovery referred to in paragraph 22 above in a press release dated March 9, 2001, a copy of which is filed in support hereof as Exhibit P-79;

33. CRI admits that additional exploration work by CRI, in August 2001, in the area of the paragraph 22 PGM-copper discovery led to the discovery of a broad zone of PGM mineralization associated with disseminated to massive sulphide mineralization, which is now referred to as the "TK Discovery". The paragraph 22 discovery and TK Discovery are in an area which in January 2001 comprised part of the Ungava Property;

34. The TK Discovery was announced by CRI in two press releases issued on October 1 and October 15, 2001, copies of which are filed in support hereof as Exhibit P-79;

35. The area of the paragraph 22 of PGM copper discovery and the subsequent TK Discovery is now comprised in the Phoenix Prospect wholly owned by CRI, as a result of the illegal and dishonest acquisition by CRI of a portion of the Ungava Property, as more fully explained in the following paragraphs;

4.2 <u>CRI's acquisition of title to part of the Ungava Property</u>

36. During the months of May, June, July, August and September 2001, CRI took steps to dishonestly acquire title to portions of the Ungava Property, located on its northern perimeter, which portions were obtained by CRI and which are now comprised in CRI's 100% owned property known as the "Phoenix Prospect";

37. The portion of the Ungava Property obtained by CRI comprises the site of paragraph 22 PGM – copper discovery, the TK Discovery and Grid as well as the Mesamax North West Grid, an extensive geologically favourable structure for the discovery of recoverable mineral resources;

38. CRI's Title to this portion of the Ungava Property was achieved by deceit and without the consent of Ungava, by way of the following stratagem;

39. In October 2000, CRI obtained the Phoenix Prospect permit abutting the northern boundary of the Ungava Property in the vicinity of the paragraph 22 PGM – copper discovery;

40. During the months of May, June, July and August 2001, CRI prepared and presented to Ungava paperwork which it represented was part of the process of converting the Ungava Property into Map Designated Units ("MDUs"), as per changes required or permitted by the amended *Quebec Mining Act*;

41. On June 15, 2001, Mr. Glenn Mullan, president of CRI, represented to Mr. Erikson, president of UMEI, that he had commenced said conversion of the Ungava Property, which would be enlarged by the addition of "saw tooth" units to "old permit area 970";

42. Mr. Mullan further represented that this rationalization would have the effect of enlarging the Ungava Property from approximately 43,000 hectares to about 52,000 hectares and no part of old permit area 970 would be lost;

43. Prior to June 15, 2001, Mr. Mullan had supplied Mr. Erikson with a letter addressed to the "Service des titres" of the "ministère des Ressources naturelles" dated May 14, 2001, which was drafted for Mr. Erikson's signature. This letter stated: "we [UMEI] advise that we wish to abandon CDC 1005396 to 1005419 inclusive which are cells 10/10 to 10/33 on NTS 35H/11 map, and we request that they be recorded in the name of Canadian Royalties". A copy of this letter is filed in support hereof as Exhibit **P-2**;

44. On June 15, 2001, based on the representations made by Mr. Mullan, Mr. Erikson agreed to sign the May 14, 2001 letter he had been supplied with by CRI and returned it to CRI with a written confirmation that he understood that the resulting enlarged property would be subject to the Agreement. A copy of Mr. Erikson's letter is filed in support hereof as Exhibit **P-3**. The area subject to the abandonment comprises the area of the PGM – copper discovery and TK Discovery referred to in paragraph 22; CRI obtained Mr. Erikson's signature to the 14 May 2001 letter knowing that because of MDU numeration changes it could not be submitted to the Ministry, thereby deceiving Mr. Erikson.

45 On June 18, 2001, CRI sent a "Transfer of Mining Rights" to be executed by Mr. Erikson, which Mr. Mullan represented to Mr. Erikson, was required to transfer MDU's other than those referred to in paragraph 23. A copy of this letter is filed in support hereof as Exhibit **P-4**;

46. Mr. Mullan verbally represented to Mr. Erikson that the said conversion had resulted in units being recorded as belonging to UMEI, which should be shared with CRI because the latter had nearby properties which should share in the newly claimed acreage;

47. On June 21, 2001, Mr. Erikson sent to Mr. Mullan the "Transfer of Mining Rights" requested by the latter. In his covering letter to Mr. Mullan, Mr. Erikson confirmed the following: "you have indicated that this transfer facilitates the enlargement of the [Ungava] Property subject to our option and joint venture agreement which is otherwise (except for the enlargement of acreage) outstanding

and unamended as we executed it". A copy of this letter and enclosures are filed in support hereof as Exhibit **P-5**;

48. On or about July 10, 2001, Mr. Erikson received yet further forms to be signed by him on behalf of UMEI, to transfer MDUS to CRI. By letter dated July 10, 2001, Mr. Erikson returned the signed forms. A copy of this letter and enclosures is filed in support hereof as Exhibit **P-6**;

49. Ungava Minerals Corp. issued a Press Release dated July 3, 2001, indicating that the Company's property formerly known as permit 970 had been expanded by 20% in connection with changes in Quebec's mining law. A copy of this press release is filed in support hereof as Exhibit **P-7**;

50. CRI wrongfully obtained control of samples from the Ungava Property without Ungava's consent which CRI assayed or had others assay. Ungava is herein referring to pulp samples derived from 1997 drilling on the Ungava Property obtained by CRI from Robert Wares and other samples obtained from a collection of samples from the Ungava Property entrusted by Ungava to James Mungall and the University of Toronto which CRI had re-assayed in part.

51. CRI produced the Mungall Report of 2001 date 27 June 2001 for purpose of inducing prospective investors to acquire its offered securities in July 2001. Some of the assay results and interpretation found in the Mungall Report were published by CRI in an August 2001 press release. The existence of the Mungall Report of 2001 was concealed from Ungava in 2001.

52. On or about August 9, 2001, Mr. Mullan on behalf of CRI, forwarded documentation to Mr. Erikson whereby a transfer of a claim registered to CRI was to be registered to UMEI and a claim belonging to UMEI was to be transferred to CRI. A copy of this letter and enclosures are filed in support hereof as Exhibit **P-8**;

53. On August 21, 2001, Mr. Erikson, on behalf of UMEI, completed and returned to CRI the documentation as requested, as appears from Exhibit **P-8**;

54. CRI developed and executed the stratagem referred to above while in possession of material information about the Ungava Property which it had concealed from Ungava and the public and which it had an obligation to disclose to Ungava under the Agreement;

55. The objective of the stratagem referred to above was to obtain ownership of the part of the Ungava Property where the paragraph 22 PGM – copper discovery had been made and to create circumstances wherein CRI could put part of the Ungava Property into long term commercial production and obtain all of the revenues therefrom, while depriving Ungava of all revenues therefrom;

56. During the months of May, July, August and September of 2001, CRI carried out an exploration program on the Ungava Property as well as on the Phoenix Prospect;

57. CRI devised a course of action calculated to give rise to the impression that CRI had found PGMs on the Ungava Property honestly in 2001 and to delay the announcement of the discovery of mineralization in peridotite such as comprised the PGM copper discovery of Paragraph 22;

58. By reason of the paragraph 57 course of action the Claimants were deceived on a continuing basis as to the true state of CRI's knowledge of the mineralization on the Ungava Property, as was the public. As a result the Claimants do not now know the full extent of exploration on and exploration results obtained from the Ungava Property by CRI to date;

59. A report on that exploration program carried out in 2001 on the Ungava Property and the Phoenix Prospect was prepared. It was titled "Technical Report on the South Trend Group of Properties", authored by Messrs. Langis Plante and Todd Keast and dated February 20, 2002 (hereinafter referred to as the "Plante Report"). A copy of the Plante Report is filed in support hereof as Exhibit **P-9**;

60. The Plante Report essentially documented the presence of nickel and copper reserves on the Ungava Property as was already known from historic reports, but further indicated the widespread discovery of nickel-copper-platinum-palladium on the Ungava Property and the Phoenix Prospect;

61. The Plante Report was sent by CRI to Ungava by regular mail, rather than courier services was customarily used by the parties when exchanging documentation;

62. The Plante Report was only received by Ungava on April 5, 2002, being approximately six weeks after its date, in contravention with articles 8.2 b) and 13.2 of the Agreement;

63. Upon review of the Plante Report on April 7, 2002, Mr. Erikson immediately noticed that part of the Phoenix Prospect comprised territory that had been part of the Ungava Property at the time of the Agreement;

64. By letter of April 7, 2002, Ungava immediately notified CRI that it was disputing CRI's title to the Phoenix Prospect, that CRI had caused the Ungava Property to be diminished in violation of section 13.1 and 8.2(e) of the Agreement, that the transfer was not authorized as required by the Agreement and that the matter would be referred to arbitration. A copy of this letter is filed in support hereof as Exhibit **P-10**;

4.3 <u>CRI's failure to provide reports to Ungava</u>

65. On April 7, 2002, Mr. Erikson had spoken with Mr. Mullan and requested that Ungava be supplied with copies of two reports on exploration works on the

Ungava Property, referred to in the Plante Report, namely a Report by Robert Wares of 2001, titled "Updated Technical report on the Expo Ungava and Phoenix Properties" (the "Wares 2001 Report"), as well as a Report by J. Mungall of 2001 titled "Report on Assays of Rock Samples from Cape Smith Fold Belt" (the "Mungall Report"). This request was confirmed in a letter sent to Mr. Mullan by facsimile.

66. Mr. Mullan had verbally replied to Mr. Erikson's verbal request that the Wares 2001 Report was merely an updated and virtually unchanged version of Mr. Wares' November 1997 Report, titled "Report on the 1997 Exploration Program Ungava Project New Quebec", which had been submitted to Ungava Minerals Corp. at that time; Mr. Mullan did not indicate verbally that he would not be sending Mr. Erikson the Mungall Report.

67. By letter dated April 10, 2002, Ungava again requested from CRI that it be supplied with copies of the Wares 2001 Report, the Mungall Report and all reports, maps and data related to the Phoenix Prospect (the "Phoenix Prospect Information"). A copy of this letter is filed in support hereof as Exhibit **P-11**;

68. By letter dated April 17, 2002, Ungava again reiterated the request for delivery of the Wares 2001 Report, the Mungall Report and the Phoenix Prospect information. That letter also declared CRI in default of timely disclosure of those Reports and the Plante Report, as provided by articles 8.2(b) and 13.2 of the Agreement. A copy of this letter is filed in support hereof as Exhibit **P-12**;

69. CRI failed to deliver the 2001 Wares Report, the Mungall Report in contravention with articles 8.2 b) and 13.2 of the Agreement but only did so as part of the proceedings of this arbitration. CRI has also not provided the Phoenix Prospect Information;

Section 5: Relief sought by claimant ungava

70. As a result of the foregoing, Ungava seeks the following relief:

(a) that Ungava be supplied with the Phoenix Prospect Information, as well as with all exploration data, reports and other information to which it is entitled under the terms of the Agreement, including under articles 8.2 b) and 13.2 thereof;

(b) that the transfer of the portion of the Ungava Property merged into the Phoenix Prospect be annulled and that said portion of the Ungava Property be returned to UMEI and that CRI be ordered to do everything necessary to give effect of such annulment;

(c) that the Agreement be terminated or annulled as a result of CRI's breach of its contractual obligations and statutory duty of good faith towards Ungava

in the course of negotiations leading to the conclusion of the Agreement as well as during the currency of the Agreement;

(d) That the restitution of prestations be ordered, save for the prestations received by Claimants from CRI under the Agreement;

(e) That the entire Phoenix Property be ordered transferred to the Claimants as being property obtained by CRI in breach of trust respecting information wrongfully obtained by CRI from the Ungava Property and concealed from Ungava.

(f) That all samples, drill core, reports, records, maps and other things derived or related to the Ungava Property or the Phoenix Property be turned over to Ungava;

(g) The Claimants' costs of this proceeding on the basis of complete indemnity;

71. The present arbitration statement of Claim demand is based upon Ungava's current knowledge of the relevant facts. Ungava therefore reserves its rights to make further allegations against CRI and to seek further relief as additional facts that warrant such action are discovered.

Montréal, this 26th day of July, 2002.

____

Glen Erikson on behalf of the Claimants as President of Ungava Mineral Exploration Inc. and director of Ungava Minerals Corp.

____

c/o Menard Mageau
Valiquette
Suite 910
500, Rene Levesque Blvd.
W.
Montreal, Quebec,

____

H2Z 1W7

Item 8 – Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 29th day of November, 2002.

Signed: "Lorne H. Albaum"

Lorne H. Albaum
President,
UNGAVA MINERALS CORP.

MATERIAL CHANGE REPORT

UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
UNDER SECTION 81(2) *SECURITIES ACT* (NOVA SCOTIA)
UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)
UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

Item 1 – Reporting Issuer

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

November 27, 2002

Item 3 – News Release

A press release pertaining to the arbitration proceeding with Canadian Royalties Inc. was released at Toronto, Ontario on November 27, 2002 for publication across Canada.

Item 4 – Summary of Material Change

On November 22, 2002 counsel for Ungava Minerals Corp. was able to have Homologation of the October 31, 2002 Arbitration Award with Canadian Royalties Inc. deferred. Counsel indicated that Ungava Minerals Corp. intended to request a supplementary arbitration award.

Item 5 – Full Description of Material Change

Ungava Minerals Corp. believes that there are several issues to be adjudicated and matters to be addressed arising out of the award which is annexed hereto.

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act(Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the *Securities Act* (Québec)

Not applicable

Item 7 – Omitted Information

Not applicable.

82-4436

D & R FILING CORP.

56 Temperance Street, 4th Floor, Toronto, Ontario M5H 3V5

Tel: (416) 361-07
Fax: (416) 361-09

03 MAY -5 AM 7:21

August 15, 2002

Alberta Securities Commission
20th Floor
10025 Jasper Avenue
Edmonton, Alberta, T5J 3Z5

Attention: Tom Bertling

Dear Sirs:

Re: Ungava Minerals Corp.

This is to confirm that you have been added to Project No. 468621 (Interim Statements ending May 31st, 2002).

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

E:\shereen\PR468621

Report Pursuant to Section 101
of the *Securities Act* (Ontario)

1. **NAME OF OFFEROR**

Lorne Albaum

2. **NUMBER OF SECURITIES OVER WHICH THE OFFEROR AND ANY PERSON OR COMPANY ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR ACQUIRED OWNERSHIP OR CONTROL OR DIRECTION AS A RESULT OF THE TRANSACTION OR OCCURRENCE GIVING RISE TO THE REPORT.**

The undersigned wishes to announce that it has acquired 2,525,473 common shares in the capital of Ungava Minerals Corp. (the "Corporation").

3. **THE OWNERSHIP OF OR CONTROL AND DIRECTION BY THE OFFEROR AND ANY PERSON OR COMPANY ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR OVER THE SECURITIES IMMEDIATELY AFTER THE TRANSACTION OR OCCURRENCE GIVING RISE TO THE REPORT**

After giving effect to the transaction noted above, the undersigned legally owns or controls 9,208,655 common shares of the Corporation. Of these shares, 2,140,000 common shares are held by Alberta Richwest Inc. The Offeror is the trustee of The General Trust which is the sole shareholder of Alberta Richwest Inc. The Offeror is also the trustee of The Ungava Trust which holds 4,543,182 common shares of the Corporation. The Offeror is also the voting agent for The International General Trust which holds 2,525,473 common shares.

4. **THE NAME OF THE MARKET WHEREIN THE TRANSACTION OR OCCURRENCE TOOK PLACE.**

Not applicable.

5. **THE PURPOSE OF THE OFFEROR AND ANY PERSONS OR COMPANY ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR IN EFFECTING THE TRANSACTION, INCLUDING ANY FUTURE INTENTION TO INCREASE THE BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION OF THE OFFEROR AND ANY PERSON OR COMPANY ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR OVER SECURITIES OF THE OFFEREE ISSUER**

The undersigned may, depending on market and other conditions, increase or decrease his beneficial ownership, control or direction over the common shares or other securities of the Corporation through market transactions, private agreements, treasury issuances, exercise of convertible securities or otherwise.

6. **DESCRIPTION OF ANY CHANGE IN ANY MATERIAL FACTS SET OUT IN A PREVIOUS REPORT UNDER SECTION 101 OF THE SECURITIES ACT (ONTARIO) AND/OR SECTION 147 OF THE SECURITIES ACT (QUEBEC)**

Not applicable.

7. **NAMES OF THE PERSONS OR COMPANIES ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR**

Not applicable.

DATED this 12th day of September, 2002.

(Signed) "Lorne Albaum"
Lorne Albaum

UNGAVA MINERALS CORP. October 17, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Arbitration Decision Delayed

Ungava Minerals Corp. (the "Company") announced today that it has received notification that the arbitration decision in connection with its dispute with Canadian Royalties Inc. (CZZ:TSX-VEN), which was tentatively scheduled to be rendered on October 15, 2002, will be delayed until October 31, 2002.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - NINE MONTHS ENDED AUGUST 31, 2002
(with comparative figures for the year ended November 30, 2001)

UNAUDITED - SEE NOTICE TO READER

	2002	2001
ASSETS		
Current		
Cash	$ 7,747	$ -
Prepaid expenses	22,334	-
	30,081	-
Capital assets - net *(Note 3)*	5,956	-
Mineral resource properties *(Note 4)*	17,301	17,301
	23,257	17,301
	$ 53,338	$ 17,301
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 1,023,286	$ 258,229
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 6)*	3,702,744	3,702,744
Deficit	(4,672,692)	(3,943,672)
	(969,948)	(240,928)
	$ 53,338	$ 17,301

See Status of Operations Note 1

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

NINE MONTHS ENDED AUGUST 31, 2002
(With comparative figures for nine months ended August 31, 2001)

UNAUDITED - SEE NOTICE TO READER

	Three month period ended Aug. 31, 2002	Year to date ended Aug. 31,2002	Three month period ended Aug. 31, 2001	Year to date ended Aug. 31, 2001
Revenue:				
Gain on sale of marketable securities	$ -	$ -	$ -	$ 5,106
Expenses:				
Professional fees	427,495	530,221	-	-
Depreciation expense	156	313	2,499	7,497
Operating, administrative and general	18,909	68,300	-	-
Management fees *(Note 5(a))*	30,186	130,186	26,800	79,500
	476,746	729,020	29,299	86,997
Net loss for the period	$ (476,746)	$ (729,020)	$ (29,299)	$ (81,891)
Loss per share	$ (0.03)	$ (0.04)	$ -	$ -

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at August 31, 2002 and the interim consolidated statements of operations, deficit and cash flows for the nine months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
September 30, 2002

Wasserman Ramsay
Chartered Accountants

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

NINE MONTHS ENDED AUGUST 31, 2002
(With comparative figures for nine months ended August 31, 2001)

UNAUDITED - SEE NOTICE TO READER

	2002	2001
Deficit, beginning of period	$(3,943,672)	$ (3,757,372)
Net loss for the period	(729,020)	(81,891)
Deficit, end of period	$(4,672,692)	$ (3,839,263)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED AUGUST 31, 2002
(With comparative figures for nine months ended August 31, 2001)

UNAUDITED - SEE NOTICE TO READER

	Three month period ended Aug. 31, 2002	Year to date ended Aug. 31,2002	Three month period ended Aug. 31, 2001	Year to date ended Aug. 31, 2001
Cash provided by (used in) the following activities:				
Operations:				
Net loss for the period	$ (476,746)	$ (729,020)	$ (29,299)	$ (81,891)
Add: Items not involving an outlay of cash				
Gain on sale of marketable securities	-	-	-	(5,106)
Depreciation	156	313	2,499	7,497
Net change in non-cash working capital items	456,381	742,724	26,800	73,965
	(20,209)	14,017	-	(5,535)
Investing:				
Purchase of capital assets	-	(6,270)	-	-
Proceeds from sale of marketable securities	-	-	-	5,535
	-	(6,270)	-	5,535
Net change in cash during and end of the period and cash end of period	(20,209)	7,747	-	-
Cash, beginning of period	27,956	-	-	-
Cash, end of period	$ 7,747	$ 7,747	$ -	$ -

See the accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2002

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., and Ungava Capital Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom. The Company is currently engaged in an arbitration proceeding to obtain relief against Canadian Royalties Inc, including the termination of the January 12, 2001 Option and Joint Venture Agreement (see Note 4) by reason of breach of trust.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At August 31, 2002 the Company has a working capital deficiency of $993,205 (2001 - $258,229). The Company has been able to discharge its liabilities by securing cash advances from a director and his spouse (see note 5). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property or otherwise raise capital.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Furniture and fixtures	20% declining balance

(iii) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(iv) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2002

UNAUDITED - SEE NOTICE TO READER

2. Summary of significant accounting policies (Continued):

(v) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

3. Capital assets:

	Cost	Accumulated Amortization	Net 2002	Net 2001
Furniture and fixtures	$ 6,269	$ 313	$ 5,956	$ -

4. Mineral resource properties:

	2002	2001
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty. The contract with Canadian is currently subject to an arbitration proceeding in which, among other things, the Company seeks termination of the Option and Joint Venture Agreement for reason of Canadian's alleged breach of trust. A decision is expected to be rendered on October 31, 2002.

The Company has caused a Statement of Claim to be issued against certain parties in Ontario relating to breach of contract and fidiciary duty relating to the assessement of a collection of samples taken from the Company's Ungava property. The Company claims substantial damages from the defendants. The Defendants have issued a Statement of Defence.

All properties of the Company are subject to an aggregate of a 2% net smelter returns royalty which under contracts may be acquired by Canadian Royalties Inc.

5. Related party transactions and balances:

a) The Company had entered into a management agreement with a director for fees of $16,667 per month. In this quarter end the management agreement was cancelled and replaced with a consulting fee arrangement providing for fees to a director for $8,000 per month, on a month-to-month basis, effective July 1, 2002.

b) Included in accounts payable is $855,902 (2001 - $130,853) due to a director and related parties of the Company on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

6. Capital stock:

Authorized:
Unlimited number of common shares
Issued and outstanding:

	Number of shares	Stated Value
Balance August 31, 2002 and November 30, 2001	18,204,190	$ 3,702,744

No shares were issued during the period.

7. Stock options and share purchase warrants:

As at August 31, 2002 there are 300,000 (2001 - 950,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

8. Income taxes:

The Company has available approximately $1,645,749 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.

9. Comparative figures:

Certain comparative figures were reclassified to agree with the presentation adopted in this quarter.

10. Subsequent event:

a) The Company is pursuing an arbitration with Canadian Royalties Inc. to have, among other things, the Option and Joint Venture Agreement terminated (see note 4). A decision is expected to be rendered on October 31, 2002.


EQUITY
TRANSFER SERVICES INC

October 29, 2002

Dear Sir or Madam:

RE: **UNGAVA MINERALS CORP.**

We are pleased to confirm that copies of the following materials were mailed to shareholders on October 28, 2002

1. Quarter Report for the Nine Months Ended August 31, 2002

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Rosa Vieira"

Per: Rosa Vieira
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

UNGAVA MINERALS CORP. October 31, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Arbitration Decision Released

Ungava Minerals Corp. (the "Company") announced today that it has received and reviewed the arbitration decision in connection with its dispute with Canadian Royalties Inc. (CZZ:TSX-VEN). The Arbitrator ruled that the Company has "not met the burden of proof and [has] failed to establish by a balance of probabilities the essential facts necessary to justify the granting of any of the conclusions sought".

The Company believes that its claims for relief relating to CZZ's violations of the January 12, 2002 Option and Joint Venture Agreement were not adjudicated or even mentioned. Additionally, the Company perceives errors of fact and law in the award as well as vital findings of fact which are distinctly inconsistent in the light of uncontroverted evidence. The Company's counsel will review the decision to determine what appeal or other legal remedy will be pursued.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

MATERIAL CHANGE REPORT

UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
UNDER SECTION 81(2) *SECURITIES ACT* (NOVA SCOTIA)
UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)
UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

Item 1 – Reporting Issuer

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

October 30, 2002

Item 3 – News Release

A press release pertaining to the arbitration proceeding with Canadian Royalties Inc. was issued on October 31, 2002.

Item 4 – Summary of Material Change

Ungava Minerals Corp. was involved in an 8-day arbitration hearing in August, 2002, with Canadian Royalties Inc. relating to the right to title of the Expo-Ungava and Phoenix Properties. On October 30, 2002, the arbitration decision was rendered and it concluded that Ungava Minerals Corp. was not successful in any of its claims and Canadian Royalties Inc. would therefore retain all of its rights to its interest in the Expo-Ungava and Phoenix Properties.

Item 5 – Full Description of Material Change

Management of Ungava Minerals Corp. is of the opinion that the Arbitration Award cannot stand for several reasons: (i) issues submitted for arbitration relating to breaches of provisions in the Option and Joint Venture Agreement committed by Canadian Royalties Inc. were not adjudicated and, (ii) vital findings of fact are inconsistent with incontrovertible evidence.

Management of Ungava Minerals Corp. has instructed its counsel to ascertain the procedure to have the arbitration set aside as a nullity

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act(Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the *Securities Act* (Québec)

Not applicable

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 8th day of November, 2002.

Signed: "Lorne H. Albaum"

Lorne H. Albaum
President,
UNGAVA MINERALS CORP.

UNGAVA MINERALS CORP. October 31, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Arbitration Decision Released

Ungava Minerals Corp. (the "Company") announced today that it has received and reviewed the arbitration decision in connection with its dispute with Canadian Royalties Inc. (CZZ:TSX-VEN). The Arbitrator ruled that the Company has "not met the burden of proof and [has] failed to establish by a balance of probabilities the essential facts necessary to justify the granting of any of the conclusions sought".

The Company believes that its claims for relief relating to CZZ's violations of the January 12, 2002 Option and Joint Venture Agreement were not adjudicated or even mentioned. Additionally, the Company perceives errors of fact and law in the award as well as vital findings of fact which are distinctly inconsistent in the light of uncontroverted evidence. The Company's counsel will review the decision to determine what appeal or other legal remedy will be pursued.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP. November 21, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Canadian Royalties Reports High-Grade Nickel-Copper-PGE's and Palladium Overlimit Assays

Ungava Minerals Corp. (the "Company"), has learned that Canadian Royalties Inc. (CZZ-TSX Venture) on November 11, 2002 and November 19, 2002, reported extensive high-grade nickel-copper-PGE's assay results over broad intervals in at the Expo-Ungava Joint Venture Property. Subsequently, Canadian Royalties reported that it received exceptional palladium overlimit assay results in one drill hole

Canadian Royalties Inc. reported that a qualified person, Bruce Durham (Vice President, Exploration of Canadian Royalties Inc.), reported that while cautious about the overall important of the high palladium assays, the presence of these high values may given an indication that there is a significant distribution of this extremely rich mineralization. For a more detailed review of the assay results, your attention is drawn to the news releases of Canadian Royalties Inc. on November 11, 2002 and November 19, 2002.

The Company's shares currently do not trade on any exchange.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP. November 27, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Corp. to Move to Re-Open Arbitration With Canadian Royalties Inc.

Ungava Minerals Corp. (the "Company") announced today that on November 22, 2002 counsel for the Company was able to have Homologation of the October 31, 2002 Arbitration Award with Canadian Royalties Inc. deferred. The Company was directed to file its request for a supplementary arbitration award by December 3, 2002 and intends to do so.

The Company's shares currently do not trade on any exchange.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

- 30 -

UNGAVA MINERALS CORP.
Toronto, Ontario

November 27, 2002
Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Corp. to Move to Re-Open Arbitration With Canadian Royalties Inc.

Ungava Minerals Corp. (the "Company") announced today that on November 22, 2002 counsel for the Company was able to have Homologation of the October 31, 2002 Arbitration Award with Canadian Royalties Inc. deferred. The Company was directed to file its request for a supplementary arbitration award by December 3, 2002 and intends to do so.

The Company's shares currently do not trade on any exchange.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

ARBITRATION

BETWEEN:

UNGAVA MINERALS CORP.
-and-
UNGAVA EXPLORATION INC.,

Claimants

- and -

CANADIAN ROYALTIES INC.,

Defendant

AWARD

ARBITRATOR :

Me Claude Bisson
Sole arbitrator

Hearings held in Montreal on August 12, 13, 14, 19, 20, 21, 22 and 23, 2002

Award rendered in Montreal on October 31, 2002

COUNSEL:

For Claimants:

M[e] George J. Pollack
M[e] Caroline Jacques
(DAVIES WARD PHILLIPS & VINEBERG)

For Defendant:

Me Reynold Langlois, Q.C.
Me Carl J. Souquet
(LANGLOIS GAUDREAU)

Me Pierre Langlois
(FRASER MILNER CASGRAIN)

TABLE OF CONTENTS

I. THE ARBITRATION PROCESS

On January 12, 2001, the parties entered into the Agreement P-1 concerning mining exploration in the far northern part of Quebec Ungava (Nunavik) situated just south of Hudson Strait at parallel 62.

The Agreement provided for arbitration in the occurrence of disagreements or disputes (article 12).

On April 7, 2002, Mr. Glen Erikson, who had signed the Agreement P-1 on behalf of the Claimants, asked for arbitration by his handwritten letter P-10 addressed to Mr. Glenn Mullan, President of the Defendant.

Mr. Erikson signed his letter as President of Ungava Minerals Corp.

On April 24, 2002, the undersigned was informed of his appointment as sole arbitrator, further to the mechanism established at article 12.2 of the Agreement P-1.

The hearings, fixed for the week of July 15, 2002 at the first preliminary conference held on May 9, 2002, were postponed to begin on August 12 by an interim ruling rendered by the undersigned on July 10, 2002.

After eight days of hearings, the matter was taken under advisement on August 23, 2002.

Discoveries were held in May and June 2002, but none was filed to become part of the evidence.

All preliminary matters raised before and on August 12 were settled during the course of the hearings except one motion made by the Claimants and contained in a letter of August 6, 2002 requesting an order to establish the boundaries between the two properties involved in the litigation, that is the Ungava Property, subject of the Agreement P-1, and the Phoenix Prospect which is an exploration site situated just north of the Ungava Property for which Defendant obtained an exploration permit from the Province of Quebec in October 2000.

This request for an order concerning the boundaries was contested by the Defendant and I will deal with it at the end of the present award.

A draft protocol of arbitration was prepared by the counsel in May 2002 but only signed on August 23, 2002 because the parties could not agree on the wording of the confidentiality clause.

The disagreement was settled by the arbitrator on August 12, 2002 when the undersigned, after hearing the counsel, decided that all that would be said and circulated during the hearings would remain confidential, except as it will be necessitated by authority's request but only upon previous notice to the other party, any dispute about that being submitted to the arbitrator.

By their amended statement of claim dated July 26, 2002, the Claimants seek the following conclusions:

> *"As a result of the foregoing, Ungava seeks the following relief:*
>
> *(a) that Ungava be supplied with the ~~Wares 2001 Report, the Mungall Report and the Phoenix~~ Prospect Information, as well as with all exploration data, reports and other information to which it is entitled under the terms of the Agreement, including under articles 8.2 b) and 13.2 thereof;*
>
> *(b) that the transfer of the portion of the Ungava Property merged into the Phoenix Prospect be annulled and that said portion of the Ungava Property be returned to UMEI and that CRI be ordered to do everything necessary to give effect of such annulment;*
>
> *(c) that the Agreement be terminated or annulled as a result of CRI's breach of its contractual obligations and statutory duty of good faith towards Ungava in the course of negotiations leading to the conclusion of the Agreement as well as during the currency of the Agreement;*

(d) *That the restitution of prestations be ordered, save for the prestations received by Claimants from CRI under the Agreement;*

(e) *That the entire Phoenix Property be ordered transferred to the Claimants as being property obtained by CRI in breach of trust respecting information wrongfully obtained by CRI from the Ungava Property and concealed from Ungava.*

(f) *That all samples, drill core, reports, records, maps and other things derived or related to the Ungava Property or the Phoenix Property be turned over to Ungava;*

(g) *The Claimants' its costs of this proceeding on the basis of complete indemnity;"*

In its amended statement of Defence dated August 5, 2002, Defendant concludes as follows:

"SECTION 6: RELIEF SOUGHT BY DEFENDANT

185. ~~150.~~ In light of the aforementioned, CRI seeks the following relief:

a) that the Claimants' claim be dismissed

b) that the Claimants be condemned to the costs of this proceeding on the basis of complete indemnity, including the costs of its legal counsel and of its experts; and

c) that the Defendant's rights to seek damages against Claimants be reserved;"

II. THE FACTS

1. The parties in litigation

a) The Claimants

There are three closely linked corporations which are involved in the matter being studied: *Ungava Minerals Exploration Inc.* which signed the Agreement P-1 but is not one of the Claimants, *Ungava Minerals Corp.* which is one of the two corporations having signed P-1 and is also one of the Claimants and *Ungava Exploration Inc.* which did not sign P-1 but is one of the Claimants.

I shall refer to them as "*Ungava*".

Mr. Glen Erikson has been involved in *Ungava* for several years. He started his career in the late '70s as a lawyer, a profession he practiced in the Toronto area for close to twenty years up to a few years ago.

In relation to P-1 and the present litigation, he is the person who conducted the whole process on behalf of *Ungava*, of which he is a leading shareholder and officer.

Throughout his career, he has been deeply involved in the activities of junior mining companies, such as *Ungava*. Generally, he has acted as counsel, investor, officer or member of the Board of a variety of corporations involved in natural resources. During his testimony on August 14, 19 and 20, 2002, Mr. Erikson has demonstrated a very good command of the mining business, particularly of its exploration side.

b) The Defendant

Canadian Royalties Inc. ("*CRI*") is also a junior mining company based in Calgary, Alberta, and having an office in Val-d'Or where is located its President and Chief Executive Officer, Mr. Glen J. Mullen, a geologist and a prospector. In Quebec, *CRI*'s activities are in the Abitibi area and in Ungava.

2. **The properties**

a) **The area**

As said at the outset, we are dealing with mining properties situated in the far Northern part of Quebec Ungava. Map P-93 gives a general overview of the area.

For decades, this area had been the subject of mining explorations, mainly for copper and nickel. *Falconbridge*, an important mining corporation, has been involved for many years in the area and, after spending a few hundred millions of dollars in preparatory work, started mining operations in 1998. It is called the *Raglan mine* and for years, it has attracted public attention, particularly from the mining oriented community. *Raglan Mine* is about sixteen kilometers north of *Ungava* property.

As a consequence of the *Falconbridge* operations, there is a good deal of information that has been part of the public domain for many years. *Falconbridge* has also built important infrastructures that facilitate the access to the area for other people interested in exploration.

In the area, there is nickel and copper and also platinum and palladium, the two latter commonly called "*PGE*" (Platinum Group Elements) or "*PGM*" (Platinum Group Minerals).

This whole area is Crown land, belonging to the Province of Quebec which grants mining rights. Inasmuch as the granting of the rights is concerned, the Quebec *Mining Act*[1] has been profoundly changed by an Act being chapter 24 of the 1998 Quebec Statutes. The provisions that concern the present litigation were proclaimed into force as from November 22, 2000. Since that date, map designation has become the primary way of acquiring mining rights.

As well, was also amended the *Regulation respecting mineral substances other than petroleum, natural gas and brine*. The Act and the Regulation provide for the conversion

[1] Chapter M-13.1 of the Quebec Revised Statutes.

of claims into MAP DESIGNATED UNITS ("*MDU's*") which are cells located on the latitude and longitude grid (art. 83.1 of the Act and art. 17 of the Regulation).

Since the previous amendments of 1988 to the Quebec *Mining Act* and up to November 21, 2000, one could acquire a title to mining rights either through a permit or through staking claims.

Broadly speaking, since November 22, 2000, the granting of mining rights is much more precise because the area is divided in cells which are marked on maps by the Department instead of the former way of staking claims in the field. This is done in accordance with the National Topographic System of Canada ("*NTS*").

b) *The Ungava property*

This property for which *Ungava* or its associates has held the mining rights under Permit # 970 is situated south of *Raglan* and covers an area of approximately 173 square kilometers (more or less 40 kilometers from West to East and 4 kilometers from North to South).

Permit # 970 is one of five mining exploration permits that were held by *Ungava*. Inside Permit # 970, there are twenty nine mineral claims.

Explorations have been undertaken by *Ungava* or its predecessors at various periods up to 1997 or 1998 but none in 1999 and 2000. As regards Mr. Erikson's interest in the property, it dates back to 1990. For him, the property was primarily a nickel one and secondly a copper one.

It should be said that in the recent years, the business interest of Mr. Erikson had moved from mining to other fields. In the Fall of 2000, the renewal cost for Permit # 970 was $17,300.00 and Mr. Erikson was on the verge to forgo this payment. If it had happened, the permit would have lapsed and, at the Quebec mining Department, would have been opened to be recuperated by any applicant.

Permit # 970 was due to expire on November 21, 2000 and Mr. Erikson was late to decide whether he would renew it or drop it.

On the other hand, as it will be seen later, several experts had submitted reports to *Ungava* over a number of years. In his testimony, Mr. Erikson has shown that throughout the years he had maintained a very good knowledge of these reports.

c) <u>The *CRI* property</u>

Through Mr. Mullan, *CRI* has been interested in the area since 1994 in the sense that Mr. Mullan had been following the information coming from the public domain. *CRI*'s main interests were in platinum and palladium, two minerals that become commercially mineable as long as there are found in copper and nickel deposits.

Immediately north of the *Ungava* property, there was an area on which no mining titles were registered. Late summer or early fall of 2000, Mr. Mullan went up in Ungava and, on Crown land, took some grab samples from the area now known as the *Phoenix* property. These samples were taken near the South border of what became that property just North of the *Ungava* one, as it stood in 2000. The location of the samples is an important point in the present litigation and has not been the subject of contradictory evidence, even if it is *Ungava*'s contention that the samples had been taken from an area inside permit # 970 (paragraphs 21 to 26 of the Amended Statement of Claim). There is no evidence at all of such a location and I accept that the samples were taken outside the *Ungava* Property.

On October 10, 2000, *CRI* applied to Quebec (through letter P-13) to obtain the permit on an area of fifty square kilometers. Permit # 1608 was granted for five years as from October 24, 2000 (exhibit P-14). It became known as the *Phoenix* property.

3. <u>The dealings between the parties</u>

Mr. Erikson and Mr. Mullan had never met before even if I understand that they were mutually aware of their existence.

When he came back from Ungava to Val-d'Or in September 2000, Mr. Mullan took the necessary steps to have assayed the grab samples he took back with him. The results were delivered to him on or around October 2, 2000. They are detailed in the certificate of analysis P-94 issued by *Les Laboratoires X Ral Laboratories*.

Mr. Mullan became aware that *Ungava*'s Permit # 970 was renewable on November 21, 2000 and that a fee of $17,300.00 had to be paid to the Quebec Ministry, failing which the permit could be revoked by application of article 278 of the *Act*.

On September 25 or 26, 2000, Mr. Mullan phoned Mr. Erikson in Mississauga to express *CRI*'s interest in the *Ungava* property. At that moment, he envisaged a joint venture or the buying of *Ungava*'s rights for a nominal amount of money.

After several telephone communications between Mr. Erikson and Mr. Mullan where they exchanged proposals, a first written instrument was sent. It is a letter addressed by Mr. Erikson to Mr. Mullan on November 8, 2000 (exhibit P-68), where the writer put down his views (a November 4 proposal by *CRI* referred to in the first paragraph of P-68 has not been put into evidence).

On November 9, 2000, *CRI* sent to *Ungava* a letter of intent (exhibit D-1) which was signed by Mr. Erikson on November 14, 2000.

At the bottom of page 2, it is stated:

> *"This proposal is subject to completion of due diligence, confirmation of title without encumbrances, liens, etc. and is subject to the approval of the board of directors of CRI and Ungava".*

Both Mr. Mullan and Ms. Jennifer Boyle, Vice-President and legal counsel of *CRI*, testified that prior to D-1, Mr. Erikson had assured them that the *Ungava* property was free of encumbrances.

After the signing of D-1, Mr. Mullan asked his notary to make the usual title search and it was found that two net smelter returns royalties (hereinafter "*NSR*") were registered against *Ungava*, one by *Gogama Gold Inc.*, the personal holding corporation of Mr. Erikson.

When asked by Mr. Mullan about these encumbrances, Mr. Erikson answered "*that is what due diligence is for*".

On November 21, 2000, *CRI* addressed the following letter to *Ungava* (exhibit D-38):

> *"We wish to advise that we have completed our due diligence with respect to a proposed joint venture transaction between Ungava and CRI - as set out in a letter of intent dated November 9, 2000 and accepted by you on November 14, 2000 - and hereby advise that we shall not be proceeding with the proposed transaction, as our searches have revealed that there are unacceptable encumbrances registered against the subject property.*
>
> *Throughout our discussions about clear title, you had failed to inform us about a 2% NSR registered in your favour, and accordingly we hereby terminate CRI's obligations under the letter of intent referred to above and the subsequent agreement dated November 15, 2000".*

Soon after D-38, through Ms. Boyle, negotiations resumed between the parties. On December 12, 2000, there was a meeting in the Toronto area where the letter of intent D-3 prepared by *CRI* was signed by the parties, *CRI* agreeing to buy the two *NSRs*.

A month later, on January 12, 2001, the Agreement P-1 was signed.

In the meantime, even after the cancellation letter of November 21, 2000, *Ungava* neglected to pay the amount of $17,300.00 to maintain Permit # 970. It is clear from the evidence brought at the hearings that Mr. Erikson had decided not to afford such an expenditure.

Further to the letter of intent D-3 signed on December 12, 2000 and having been made aware of a grace period granted by the Mining Department (exhibit P-15), *CRI* decided to salvage Permit # 970 and, on December 14, 2000, paid the $17,300.00 renewal dues (exhibits P-16 and D-5).

4. The Agreement of January 12, 2001

As far as this arbitration is concerned, the main features of P-1 are:

a) The *NSR* problem was settled by *CRI* paying $50,000.00 to clear the title;

b) *CRI* has the option to acquire up to a 80% interest in the *Ungava* property, in consideration of *CRI* incurring prospecting, exploration, development and other expenditures in respect of the *Ungava* property;

c) When such a joint venture relationship would be attained, *Ungava* would be responsible for the payment of 20% of the joint venture expenses, *CRI* being then responsible for 80%;

d) Other considerations would apply if *Ungava* would not meet its share of the expenses;

e) At article 8.1, *Ungava* undertook to deliver to *CRI* "*copies of all reports, maps, assay results and other technical data...*";

f) At article 8.2, *CRI* undertook to deliver to *Ungava* "*... copies of all assessment reports and maps...*";

g) At the same article 8.2, *CRI* undertook to permit *Ungava* to enter upon the Property "*... to inspect the workings thereon and all assays, plans, maps, diamond drill cores, records and other data... relating to the work done... on the Property...*".

These are the basic facts; others, more directly related to the issues to be resolved, will be exposed during the discussion of these issues.

III. THE ISSUES

As seen by the conclusions that are sought by *Ungava* and that are recited at the outset of this award and as expanded in the following material:

a) On behalf of the Claimants:

- amended statement of claim dated July 26, 2002;

- other material received by the arbitrator on July 29, 2002;

b) On behalf of the Defendant:

- amended statement of Defence dated August 5, 2002;
- other material sent to the arbitrator by counsel's letter dated August 5, 2002,

the issues to be decided can be grouped and phrased as follows:

1) **Before the execution of P-1 on January 12, 2001, has *CRI* failed to disclose to *Ungava* some material facts?**

   If the answer is in the affirmative, are the Claimants entitled to obtain the annulment of the Agreement P-1?

   If so, what are the consequences?

2) **After the execution of P-1, did *CRI* dishonestly acquire, in the spring of 2001, title to portions of the *Ungava* Property?**

   If the answer is in the affirmative, are the Claimants entitled to obtain the annulment of the transfer?

3) **Did *CRI* wrongfully obtain control of samples derived from the 1997 drillings undertook by *Ungava* and later entrusted to Dr. James Mungall for scientific purposes?**

   If the answer is in the affirmative, what are the consequences?

4) **Did *CRI* wrongfully fail to deliver to *Ungava* some reports obtained after January 12, 2001 and that *CRI* was bound to furnish as per the terms of P-1?**

   If the affirmative is the answer, what are the consequences?

5) **In this arbitration context, is *Ungava*'s claim to possession of the *Phoenix* Prospect - or part of it - receivable?**

IV. ANALYSIS

1. The non-disclosure before the execution of P-1

Ungava's position and the facts on which it is based are outlined in paragraphs 13 to 35 of the July 26, 2002 amended statement of claim. They can be summarized as follows:

a) Drillings and tests done on the *Ungava* Property from the mid-sixties to 1997 were not oriented towards and did not disclose *PGM*;

b) Prior to and including September 2000, *CRI* trespassed on *Ungava* Property and collected samples which showed interesting values in *PGM*, as evidenced by the *Cygnus Consulting Inc.* report (the *Wares* Report of June 25, 2001, exhibit P-58);

c) Additional exploration works done by *CRI* in August 2001 drove to the "*TK discovery*" where valuable *PGM* were found;

d) The existence of *PGM* was an important element which should have been disclosed to *Ungava*; if known, the September 2000 "*discovery*" would have caused *Ungava* not to enter into P-1 (par. 29 of the amended Statement of Claim).

To be successful on the ground that *CRI* failed to disclose material facts in the course of the negotiations which led to the conclusion of the Agreement of January 12, 2001, *Ungava* must establish on a balance of probabilities that:

a) these facts were material;

b) they were related to the area covered by the *Ungava* Property subject to P-1; and

c) they were known by *CRI* before January 12, 2001.

The materiality of the facts would be the presence of significant *PGM* deposits on the *Ungava* Property. I am disposed to accept that such a presence in a significant magnitude would be a material fact.

However, concerning Condition b), there is no evidence that prior to the summer of 2001, anyone related to *CRI* trespassed on the *Ungava* Property. When Mr. Mullan was in this area in September 2000, the evidence is that he limited himself to what became in October 2000 the *Phoenix* prospect and that it is there where he collected the samples that he took back with him in Val d'Or.

CRI was under no obligation to disclose to *Ungava* any information on an area which would not be involved in the Agreement P-1. As to the discoveries that were made in the summer of 2001, obviously they could not be disclosed eight or nine months before!

In relation to Condition c) (the knowledge by *CRI* prior to January 12, 2001), *Ungava*, in paragraph 32 of its amended statement of claim dated July 26, 2002, refers to the press release issued by *CRI* on March 9, 2001 (part of exhibit P-79).

This press release refers to two elements in relation to *PGM*:

(i) the *Mousseau Tremblay* Report dated April 9, 1996 (exhibit P-50) which was commissioned by *Ungava* and, therefore, well known by the Claimants;

(ii) the testing of the September 2000 samples, but it is said that they were collected at a point "... *situated some 8 km from the Expo-Ungava Deposit...*".

Therefore, *Ungava* cannot draw any help from the March 9, 2001 *CRI*'s press release.

To dispose of issue no. 1), there remains the *Cygnus Consulting Inc.* Report dated June 25, 2001 and signed by Mr. Robert Wares (exhibit P-58) where, according to paragraph 25 of the statement of claim, the September 2000 "*discovery*" of *PGM* is mentioned, *Ungava* adding at paragraph 30:

> "*30. If Ungava had learned of the PGM - Copper discovery as described in Robert Wares 2001 report it would have sought full disclosure as to all exploration work and results obtained from the Ungava Property by CRI, its employees and agents prior to the time of negotiations with Ungava*".

Concerning the *Wares* Report, the following should be noted:

(i) it is an update of two earlier reports, one in November 1997 (exhibit P-56) and the second one in December 1997 (exhibit P-57);

(ii) the author did not visit the area in 2000 or earlier in 2001;

(iii) the only new element in the P-58 update is the reference to the September 2000 samples and the results of the assays performed by *Les Laboratoires XRAL* of Rouyn-Noranda (certificate P-94).

I have already said that concerning the *PGM*, *CRI* was under no obligation towards *Ungava* to make any disclosure prior to the signing of P-1 on January 12, 2001, as the samples were collected well outside the *Expo Ungava* site.

If Mr. Mullan had collected the samples on the *Ungava* Property, the easy solution for *CRI* to acquire mining titles on this interesting piece of land would have been to let Permit # 970 being revoked for failure to pay the $17,300.00 fees by *Ungava* and, thereafter, apply to the Quebec Ministry under article 288 of the *Act*.

There is no evidence that prior to January 12, 2001, *CRI* had any knowledge of significant *PGM* on the *Expo Ungava* Property.

I must therefore conclude that the Claimants have failed to demonstrate any omission by the Defendant to disclose material facts prior to the signing of the Agreement P-1.

At this point, I would like to say a few words concerning the judgment of the Supreme Court of Canada in *Lac Minerals Ltd.* v. *International Corona Resources Ltd.*[3] on which relied the Claimants to support their contention that *CRI* committed a breach of confidence as well as a breach of a fiduciary duty.

There is no application of *Lac Minerals* in the present litigation because *Ungava* has never owned the area where is now the *Phoenix* Prospect and has never shown - at least according to the evidence adduced before me - any interest in that area.

2. <u>The boundary issue</u>

Why is the boundary issue so important?

(i) The prices for *PGM's* had been rising in the summer and fall of 2000;

(ii) The grab samples taken by Glen Mullan in September 2000 contained interesting deposits of *PGM's*, as evidenced by the certificate of analysis P-94;

(iii) The explorations undertook by *CRI* in August 2001, showed significant values of *PGM's*, particularly at drill holes *TK*, as evidenced by the *Keast-Plante* Report dated February 20, 2002 (exhibit P-9);

(iv) The *TK* drill holes are located in the part of the *Phoenix* Prospect which up to early summer 2001 was part of the *Ungava* Property;

(v) *Ungava* wants the reestablishment of the older boundaries because it would have agreed to the new boundaries under false pretenses induced by *CRI*, therefore being dishonestly deprived of a valuable piece of land.

[3] (1989) 2 S.C.R. 574.

In paragraphs 36 to 64 of its amended statement of claim dated July 26, 2002, *Ungava* states the facts and the reasons for its belief that it has been the subject of a dishonest dispossession. These pretensions can be summarized as follows:

a) Further to the amendments to the Quebec *Mining Act* that came into force on November 22, 2000, it was possible to convert claims into Map Designated Units ("*MDU*") formed by cells;

b) Mr. Erikson was approached by Mr. Mullan in the spring of 2001 who represented that none of the *Ungava* Property would be lost by the conversion but that it will be enlarged;

c) Letters and other documents were prepared by Mr. Mullan to be executed by Mr. Erikson, as evidenced by exhibits P-2 to P-8;

d) In all his dealings with *Ungava*, *CRI* used a stratagem:

> "...*to obtain ownership of the part of the Ungava Property where the paragraph 22 PGM – copper discovery had been made and to create circumstances wherein CRI could put part of the Ungava Property into long term commercial production and obtain all of the revenues therefrom, while depriving Ungava of all revenues therefrom;*" **(par. 55 of the amended Statement of Claim);**

e) For *Ungava*, the result was that:

> "... *the Claimants were deceived on a continuing basis as to the true stage of CRI's knowledge of the mineralization on the Ungava Property, as was the public. As a result the Claimants do not now know the full extent of exploration on and exploration results obtained from the Ungava Property by CRI to date*"; **(par. 58 of the amended Statement of Claim);**

f) It is only on April 7, 2002, that *Ungava* became aware of the manipulation it was a victim and paragraphs 63 to 64 are as follows:

> "*Upon review of the Planta report on April 7, 2002, Mr. Erikson immediately noticed that part of the Phoenix*

Prospect comprised territory that had been ~~transferred from the~~ part of the Ungava Property ~~to CRI~~ at the time of the Agreement"; (**par. 63 of the amended Statement of Claim**);

"*By letter of April 7, 2002, Ungava immediately notified CRI that it was disputing CRI's title to the Phoenix Prospect, that CRI had caused the Ungava Property to be diminished in violation of section 13.1 and 8.2(e) of the Agreement, that the transfer was not authorized as required by the Agreement and that the matter would be referred to arbitration. A copy of this letter is filed in support hereof as Exhibit P-10*"; (**par. 64 of the amended Statement of Claim**);

It is worthwhile to recite, as exposed by the Claimants, the facts leading to the controversy concerning the boundary of the *Ungava* Property and which occurred after the signing of the Agreement P-1 and as stated - in part - as follows in the amended statement of claim dated July 26, 2002:

"~~12.~~ *36. During the months of May, June, July, August and September 2001, CRI took steps to dishonestly acquire title to portions of the Ungava Property, located on its northern perimeter, which portions were ~~transferred~~ obtained by ~~to~~ CRI and which are now comprised in CRI's 100% owned property known as the "Phoenix Prospect";*

~~13.~~ *37. The portion of the Ungava Property ~~transferred to~~ obtained by CRI comprises the site of paragraph 22 PGM – copper discovery, the TK Discovery and Grid*[1] *as well as the Mesamax North West Grid, an extensive geologically favourable structure for the discovery of recoverable mineral resources;*

~~14.~~ *38. ~~The transfer of~~ CRI's Title to this portion of the Ungava Property was achieved by deceit and without the consent of Ungava, by way of the following stratagem;*

39. In October 2000, CRI obtained the Phoenix Prospect permit abutting the northern boundary of the Ungava

---

[1] "*Paragraph 22 PGM – copper discovery*" refers to the Grab Samples taken by Mr. Mullan in September 2000. It has been dealt with earlier in this award.
"*The TK Discovery and Grid*" refers to the TK deposits of July-August 2001. It will be dealt with later in this award.

> *Property in the vicinity of the paragraph 22 PGM – copper discovery:"*
>
> *~~15.~~ 40. During the months of May, June, July and August 2001, CRI prepared and presented to Ungava paperwork which it represented was part of the process of converting the Ungava Property into Map Designated Units ("MDUs"), as per changes required or permitted by the amended Quebec Mining Act;*
>
> *~~16.~~ 41. On June 15, 2001, Mr. Glenn Mullan, president of CRI, represented to Mr. Erikson, president of UMEI, that he had commenced said conversion of the Ungava Property, which would be enlarged by the addition of "saw tooth" units to "old permit area 970";*
>
> *~~17.~~ 42. Mr. Mullan further represented that this rationalization would have the effect of enlarging the Ungava Property from approximately 43,000 hectares to about 52,000 hectares and no part of old permit area 970 would be lost;"*

The *Wares* Report (exhibit P-58) gives the following description of permit # 970 at page 4:

> *"At the time of the signing of the agreement, the property consisted of land covered by Mineral Exploration Permit 000970 and twenty-nine 40-acre mineral claims located within the boundaries of Permit 970. Twenty-eight of the claims constituted a contiguous claim group and a single claim was located some 13 km further to the east.*
>
> *Subsequent to the agreement dated January 12, 2001 between Canadian Royalties Inc. and the various parties holding interests in the Expo Ungava Property, and pursuant to changes in the Mining Act recently enacted by the Quebec Government, Canadian Royalties Inc. redesigned the outline of the claim group while maintaining all of the important historic mineral occurrences through a process known as "conversion". The vendors of the property were consulted regarding the proposed changes and they approved. The property boundary, for the most part, was expanded somewhat and now covers 50,245 acres*

> *whereas the original property covered approximately 43,000 acres. The redesigning of the claim group reduces carrying costs for the project significantly. The permit and the mineral claims were replaced by "Map Designated Units" (MDU's), defined as claims cells located on the latitude and longitude grid. Full MDU's at this latitude comprise slightly more than 101 acres each. The property now consists of 300 MDU's, some of which are only fractions of a full cell. A complete list of the claims designations, included in Appendix A for reference, shows the expiry date for all of the MDU's as of April 9, 2003".*

The amendments to the *Quebec Mining Act* which came into force on November 22, 2000 not only created the new concept of *MDU's* but permitted a holder of claims to ask for their conversion into cells (article 83.1 of the *Act*).

There were advantages in making the conversion from the former system to *MDU's*, namely the security of title, the enlargement of the property on Crown land not already granted and the recovery of work credits.

Mr. Mullan testified that as early as December 12, 2000, he alerted Mr. Erikson to this new possibility and to the advantages of the new system for the claims covered by Permit # 970 held by *Ungava*.

It should be noted that two significant elements were known by Mr. Erikson in January 2001 and he took no exception to these facts outlined in the *CRI* press release dated January 19, 2001 (part of exhibit P-79):

(i) the *Phoenix* Prospect just recently acquired by *CRI* was "*contiguous*" to the *Expo-Ungava* Property;

(ii) the *CRI*'s interest in the *PGM's* with a reference to the *Mousseau Tremblay* 1996 report (exhibit P-50).

Mr. Erikson admitted during his testimony that the had taken cognizance of the press release. If these two elements were not known before by Mr. Erikson and were of such a

great importance a that point, it would have been surprising that Mr. Erikson would not have raised the matter immediately. According to the evidence, he did not.

A few words should be said of what took place between December 2000 and the moment *CRI* asked Mr. Erikson to write his letter P-2 to the Quebec Mining Department and which is dated May 14, 2001.

But before coming to this period of the winter and early spring 2001, it should be noted that P-2 was returned to *CRI* by Mr. Erikson with his handwritten letter dated June 15, 2001 (exhibit P-3). The original of P-3 has been filed as exhibit D-40 with the original of P-2 as well as the package sent earlier by *CRI* to Mr. Erikson as support material for the latter information. The map forming part of the package D-40 has also been filed in an assembled form during Mr. Erikson's cross-examination on August 20, 2002, as exhibit D-39. Exhibit D-22 is an illustration of D-39.

I now come to the events from December 2000 to May 2001. As soon as in his letter of December 14, 2000 to the Mining Department sending the fees for the renewal of Permit # 970 (P-16 and D-3), Mr. Mullan showed interest in the new possibility of converting the claims into *MDU's*, as evidenced by his letter (exhibit D-5) written to the Department on December 14, 2000:

" *December 14, 2000*

Micheline Laberge
M.R.N.Q. (Ministère des Ressources Naturelles du Québec)
Service des titres d'exploration
5700, 4e Avenue Ouest; Local A-115
Charlesbourg (Québec)
G1H 6R1

(418) 646-2717

P.E.M. #970 (NTS 35H/11, 35H/12) Renewal Application – Nunavik (Ungava), Quebec

Madame M. Laberge,

This letter shall form our renewal for the above noted mineral exploration permit #970 (NTS 35H/11, 35H/12). Total costs as per your letter are $17,300 which are enclosed (Cheque #0069). It is my understanding that a letter sent by the MRNQ was received by Mr.

Erikson of Ungava Minerals Exploration Inc. and Ungava Minerals Corp. on our (sic.) about December 4th, 2000 in Toronto and that this letter allowed 15-days for payment of the above amount.

The required work ($173,000) may be drawn from excess credits ($319197.13) on the permit.

As well, find enclosed a copy of the claim transfer for your records. This transfer is not being registered at this time. Henceforth, please direct copies of all correspondence concerning the title to my attention in Val d'Or.

We would also appreciate your advice on how to convert the PEM to new map designated claims. This would also apply to the 29 mining claims enclosed inside the permit, which are due in March 2001. We would appreciate your advice on how to convert the claims, assessment credits, etc.

Kindly confirm that the title is now in good standing.

Thank you for your assistance in this matter. It is sincerely appreciated.

Yours truly,

Glenn J. Mullan
(Canadian Royalties Inc.)".

A specialized firm of consultants, *Geola Ltee*, based in Val d'Or, was hired by *CRI* on February 28, 2001 (exhibit P-17) to act as its agent in the conversion process dealings with the Mining Department.

This takes us to the following questions:

a) Was the conversion into cells of the area covered by permit # 970 warranted?

b) Is there any evidence that in May 2001 *CRI* acted dishonestly in inducing *Ungava* to abandon 1% of the area of the *Expo Ungava* deposit to the benefit of the *Prospect* Property, this small part of the area being where - a few weeks later - occurred the *TK* discoveries?

c) Was Mr. Erikson furnished all the necessary information when, in May 2001, he was asked to sign the letter P-2, thereby relinquishing this part of

the *Expo Ungava* area where in late July or August 2001 occurred the *TK* discoveries?

a) <u>The conversion into cells</u>

The Claimants called as witness Ms. Lucie Ste-Croix who's title since April 8, 2002 is "*Chef du service des titres miniers*" at the Quebec Department of Natural Resources which is the Ministry taking care of the mining explorations and permits.

Ms. Ste-Croix explained the features of the new amendments that came into force on November 22, 2000. The new system of *MDU* is essentially based on cells measuring 30 seconds in longitude and 30 seconds in latitude.

Depending where the permit is situated in Quebec, the size of the cells will vary and this explains why the conversion into cells will at times increase the total area covered by the permit.

This was the result for permit # 970 where the conversion into cells made in early summer 2001 increased the total area by 16%.

Furthermore, Ms. Ste-Croix explained one of the advantages of the conversion into cells: once a cell is designated on the department map it becomes uncontestable which was not the case when claims were staked in the field.

Mr. Mullan testified that he explained to Mr. Erikson these advantages.

Further to the mandate given by *CRI* to *Geola Ltée*, negotiations took place with the Department and this led Mr. Mullan to send in May 2001 its package P-2 for consultation, approval and signature by Mr. Erikson.

The conversion into cells had the effect of increasing the area covered by permit # 970 by about 16% but it is admitted that the North boundary was removed South by about 1% to the benefit of the area covered by permit # 1608, this modification in the boundary having taken place through the transfers of mining rights as evidenced by P-4, P-5, P-6 and P-8.

This is in this area of 1% that the *TK*'s discoveries occurred in late July and August 2001. I repeat that the Grab Samples taken Mr. Mullan in September 2000 were North of the old boundary of permit # 970.

I must conclude that the conversion into cells of the claims contained in permit # 970 was a desirable solution and that the transfers of mining rights were appropriate, as it will be seen below.

b) **The behaviour by *CRI***

The Claimants put forward the following allegation at paragraph 36 of their amended Statement of Claim dated July 26, 2002:

> "~~12.~~ 36. *During the months of May, June, July, August and September 2001, CRI took steps to dishonestly acquire title to portions of the Ungava Property, located on its northern perimeter, which portions were ~~transferred~~ obtained by to CRI and which are now comprised in CRI's 100% owned property known as the "Phoenix Prospect";*

Article 2803 of the *Civil Code of Quebec* states in its first paragraph:

> *"2803. A person wishing to assert a right shall prove the facts on which his claim is based.*
>
> *(...)*".

Therefore, *Ungava* has the burden of proving the alleged dishonesty. When Mr. Erikson returned to Mr. Mullan the package P-2 (original having been filed as exhibit D-40), he signed the following letter dated May 14, 2001 which was prepared by *CRI*:

> *"May 14, 2001*
>
> *Service des titres*
> *5700, 4e Avenue ouest A-115*
> *Charlesbourg, Quebec*
> *G1H 6R1*
>
> *Dear Micheline Laberge :*

RE : EXPO UNGAVA property – PEM 0000970

With respect to your telephone conversation with Larry Stolliker of Canadian Royalties Inc on May 11th, 2001, we advise that we wish to abandon CDC 1005396 to 1005419 inclusive which are cells 10/10 to 10/33 on NTS 35H/11 map, and we request that they be recorded in the name of Canadian Royalties Inc. (avis de désignation for Canadian Royalties Inc is attached.)

We wish to pay for the staking from the money submitted from original recordings.

Please disregard conversion forms submitted previously in the name of Canadian Royalties Inc for this area and the contiguous area to the north.

If you have any questions in regards to this matter please contact Glenn Mullan or Larry Stolliker at (819-824-1030)

Sincerely,

Glen Erikson".

Mr. Erikson's covering handwritten letter to *CRI* dated June 15, 2001 is as follows:

"*15 June, 2001*

Canadian Royalties

Attn Glenn Mullan *Courier*

Dear Sir

We have today discussed a rationalization of boundaries in Ungava where among other things additional "saw tooth" units are added to old permit area 970 enlarging that property from roughly 43,000 hectares to about 52,000 hectares. This will confirm that while you are asking me to sign the 14 May 2001 letter you have supplied, which I enclose for your use, you confirm that the entire property as expanded to circa 152,000 hectares is entirely subject to the option and joint Venture Agreement between our two companies.

Regards

Ungava Minerals Corp.

per G. Erikson

President

Encl.".

From this letter, I draw the conclusion that *Ungava* accepted the transfer of the rights which resulted in the change of boundary under the following parameters:

(i) Mr. Erikson had received, examined and approved the content of the package that was sent to him by *CRI* a month earlier;

(ii) Mr. Erikson and Mr. Mullan had on June 15, 2001 a conversation where they discussed the matter;

(iii) the purpose of the exercise was the rationalization of boundaries;

(iv) "*saw tooth*" units were being added to permit # 970;

(v) the area covered by this permit was enlarged by approximately 16% ("*43,000 hectares* (sic.) *to about 53,000 hectares* (sic.)");

(vi) the property "*is entirely subject to the option and Joint Venture Agreement between our two companies*".

Indeed, all these elements were met but Mr. Erikson now contends that he only realized on April 7, 2002, on opening the package sent by *CRI* and containing the *Keast-Plante* Report (exhibit P-9) and verifying his own material that the conversion to the cells and the transfer of the rights from *Ungava* to *CRI* had modified the boundary between the *Expo Ungava* Property and the *Phoenix* Prospect.

It is to be noted that before April 7, 2002, Mr. Erikson had the opportunity to have a second look at the transfer into cells and their location, as evidenced by exhibits P-4, P-5, P-6 and P-8 (further to communications between Mr. Mullan and Mr. Erikson in June, July and August 2001).

When he was cross-examined on August 19, 2002, Mr. Erikson repeated that when he opened the package on April 7, 2002, he immediately compared the maps P-98 and P-99 annexed to the *Keast-Plante* Report (exhibit P-9) with some maps he had at home (i.e. map P-90) and then understood the change in the boundary, a situation that he had not noticed almost a year before, when he received and signed the package P-2.

However, confronted in cross-examination with the original package (exhibit D-40), Mr. Erikson had to admit - after having denied the fact a few moments before - that the change of the boundary appeared clearly on the plan submitted to him by *CRI* in May 2001, being drawn in red lines.

If it was clear for Mr. Erikson on April 7, 2002, it should have been as clear for him in May or June 2001 because the material and explanations furnished to him were clear.

It is obvious that the April 7, 2002 reaction was an afterthought consecutive to the fact that Mr. Erikson realized that the late July and August 2001 *TK* discoveries had been made at a place where up to the early summer 2001 permit # 970 extended, but did not any longer as from June and July 2001, as a result of his consent to the change in the boundary consecutive to the transfer agreed by Mr. Erikson on behalf of *Ungava*.

In that respect, article 1400 of the *Civil Code of Quebec* states:

> *"1400. Error vitiates consent of the parties or of one of them where it relates to the nature of the contract, the object of the prestation or anything that was essential in determining that consent.*
>
> *An inexcusable error does not constitute a defect of consent".*

The Claimants have failed to prove a dishonest conduct on the part of the Defendant when *CRI* obtained *Ungava*'s consent to the change of the boundary.

If Mr. Erikson made an error in signing the letter P-2, it is an inexcusable one, seeing the extent of the information given by *CRI* in the package P-2 as well as in later communications and also seeing the experience of Mr. Erikson.

c) <u>The information furnished by *CRI* to *Ungava* during the period May-July 2001</u>

To be satisfied that *CRI* has met all its obligations towards *Ungava* before obtaining the latter's consent to the change of the boundary, it is not sufficient to arrive at the conclusion that no evidence has been adduced to prove that *CRI* has acted dishonestly.

It should also be a conclusion to be drawn from the evidence that *CRI* has met its obligation to furnish to *Ungava* all the information to allow the latter to arrive at an enlightened decision.

In that respect, article 1399 of the *Civil Code of Quebec* is as follows:

> "*1399. Consent may be given only in a free and enlightened manner.*
>
> *It may be vitiated by error, fear or lesion*".

What I have just said before about the extent of the information given by *CRI* in the package P-2 shows that the Defendant has fulfilled its duty to inform *Ungava* adequately.

On the whole, I conclude that the Claimants have failed to establish that the boundary issue should be resolved along the lines they have proposed.

3. <u>The *Mungall's* samples</u>

The issue relates to the obtention by *CRI* of samples that *Ungava* gathered during the exploration and drilling season of 1997.

These were stored in Montreal and for scientific purposes in 1999, Dr. James Mungall a geologist and professor at University of Toronto, asked *Ungava* the permission to assay them.

In 2001, *CRI* contacted Dr. Mungall to give the mandate to prepare a report which was delivered on June 27, 2001 and is now exhibit P-59.

Could it be said that *CRI* wrongfully obtained the control of samples collected on the *Expo-Ungava* site in 1997 which were used by Dr. Mungall to prepare his report P-59?

One could venture to say that even if the answer to this question would be yes, how would such a situation adversely affect *Ungava*?

Is it not an interesting development for *Ungava* to be made aware that some valuable deposits have been found inside the area covered by its permit?

In P-1, it is stated at article 8:

> *"ARTICLE 8 COVENANTS*
>
> *8.1 During the currency of this Agreement, Ungava Exploration and Ungava Minerals shall:*
>
> *(...)*
>
> *b) permit CRI, at its own expense, access to the results of all previous work done on the Property;*
>
> *c) deliver to CRI, within 10 business days of the Effective Date, copies of all reports, maps, assay results and other technical data compiled by or prepared by Ungava Exploration and Ungava Minerals;*
>
> *(...)".*

In D-25, *Ungava*, under the signature of Mr. Erikson, gave the following authorization to *CRI* to be used whenever found appropriate:

> *"2 March 2001*
>
> *Dear Sir,*
>
> *You are hereby authorized and directed to deliver to Canadian Royalties Inc. all geological and geophysical reports, data, maps and graphs relating to the Ungava*

> *Through mineral prospects of Ungava Minerals Corp. which belong to Ungava Minerals Corp. If you require any further clarification you may contact the undersigned at 905-274-8514.*
>
> *Yours very truly,*
>
> *UNGAVA MINERALS CORP.*
>
> *Per:* ____________
> *President".*

Letters D-25 were supplied to *CRI* by Mr. Erikson with his covering letter D-41 dated March 2, 2001.

It is obvious that *Ungava* has consented to furnish all elements that could be useful to *CRI* in the furtherance of the ends for which P-1 was mutually agreed. In that respect, it was quite proper to perform additional assays of the 1997 samples being in the hands of Dr. Mungall with *Ungava*'s permission.

As explained by Dr. Mungall, at page 1 of his June 27, 2001 report, exhibit P-59:

> *"(...). The aims of the work were to resolve the following issues:*
>
> *1. are the high reported values from the flotation concentrate reproducible?*
>
> *2. how variable are the PGE abundances at Expo Ungava?*
>
> *3. how does PGE abundance vary with rock type or visible style of mineralization?*
>
> *4. are high PGE abundances present at other showings or deposits along the Delta horizon?".*

On August 8, 2002, at *Ungava*'s request, Dr. Allan Miller prepared a four-page report on "*... the impact of the June 27, 2001 Mungall report...*". This report, filed on August 20, 2002 as exhibit P-103, is all praise for Dr. Mungall's report and during his testimony on

behalf of the Claimants on August 20, 2002, Dr. Miller repeated his enthusiasm towards P-59.

Finally, it is to be remembered that on February 9, 2001 during a stay in the Toronto area, Mr. Mullan and Ms. Boyle visited Mr. Erikson in Mississauga to take possession of material and the evidence establishes that the latter was informed that Dr. Mungall had been visited on the same day.

Mr. Erikson did not take exception to *CRI* contacting Dr. Mungall.

I must therefore conclude that *Ungava*'s reproach is unwarranted and that there was nothing improper in *CRI* asking Dr. Mungall to have a second look at the 1997 samples and to furnish a report.

The use of the report by *CRI* is a different question and will be dealt with in the next section of the award.

4. **The reports that were not furnished to *Ungava***

Alleging that *CRI* failed to deliver reports that it was bound to furnish to *Ungava*, the latter submits that *CRI* became in breach of articles 8.2b) and 13.2 of the Agreement P-1. The two reports mentioned in paragraphs 65 to 69 of the amended statement of claim dated July 26, 2002 are:

a) The updated technical report of the *Expo Ungava and Phoenix* properties (the *Wares* June 25, 2001 report, exhibit P-58);

b) The *Report on Assays of Rock Samples from Cape Smith Fold Belt* (the *Mungall* June 27, 2001 report, exhibit P-59).

Before dealing with these two reports, a few words about the February 20, 2002 *Keast and Planta* Report (exhibit P-9), are appropriate. After *CRI* received P-9 prepared for financing purposes, it was under no obligation to supply it to *Ungava* but, nevertheless, Mr. Mullan tried to reach Mr. Erikson without success. On February 12, 2002, Mr. Mullan sent the following e-mail to Mr. Erikson but failed to get any answer:

"Hello Glen,

Are you around or still in the south?

I should give you an update on the results prior to turning over a copy of the report on the seasons activity.

GJM". (Exhibit D-23)

In his cross-examination, Mr. Erikson admitted that in the same period of time, he was traveling a lot and failed to return two messages left on his voice mail by Mr. Mullan.

Later, the report was sent to Mr. Erikson by Mr. Mullan.

The relevant sections of the Agreement P-1 are as follows:

> "*8.2 During the currency of this Agreement, CRI shall:*
>
> *a) (...)*
>
> *b) deliver copies of all assessment reports and maps to Ungava Exploration as the same become available...*";
>
> *13.2 Time shall be of the essence of this Agreement.*";

As alleged at paragraph 65, the first request by *Ungava* to obtain P-58 and P-59 came on April 7, 2002 and was reiterated on April 10 and 17, 2002 by the letters P-11 and P12.

On April 7, 2002, the arbitration process has been activated by *Ungava* and the relations between the parties were to be channeled through this process.

But could it be said that before April 7, 2002 and as soon as these reports were ready in June 2001, *CRI* was bound to deliver copies of same to *Ungava* in compliance with articles 8.2b) and 13.2?

a) The *Wares* June 25, 2001 Report (exhibit P-58)

This report was essentially an updating of the two 1997 reports on the *Expo Ungava* Property with the addition of a reference to the recent (October 2000) *Phoenix* Property, which area the author had not visited.

As to the reference made by Mr. Wares to the samples taken by Mr. Mullan on the *Phoenix* Property in September 2000, it is stated that is was "*... located 12 km to the northeast of the Expo Ungava deposit*".

This report (exhibit P-58) was definitely not an "*assessment report*" and, therefore, not covered under the obligations imposed to *CRI* under article 8.2 of the Agreement P-1.

b) The *Mungall* June 27, 2001 report (exhibit P-59)

This document is entitled "*Report on Assays of Rock Samples from Cape Smith Fold Belt, Quebec*".

Was this report covered by article 8.2 of P-1 as being an "*assessment report*"?

First, it should be noted that Mr. Erikson, prior to April 7, 2002, never asked *CRI* to be supplied any report. This was clearly stated by the witness when he was cross-examined during the hearings on August 20, 2002.

Secondly, the intervention of Dr. Mungall in 2001 was a well-known fact. I have already mentioned that in February 2001, Mr. Erikson was informed by *CRI* of the visit being paid by its people to Dr. Mungall in Toronto.

In a press release (part of exhibit P-79) dated July 3, 2001, *CRI* stated:

> " ***Further Sampling at Expo-Ungava***
>
> ***Val d'Or, Quebec – July 3, 2001 – Canadian Royalties Inc. (CZZ.CDNX) Canadian Royalties Inc. today reports it has engaged Dr. James Mungall of the University of Toronto to complete sampling of certain ultramafic rocks selected from the Expo-Ungava property during the last on-site program conducted in 1997 by Cygnus Consulting Group of Montréal, Québec. Dr. Mungall is an Assistant***

Professor in the Department of Geology (Earth Sciences Centre) at the University of Toronto where he has specialized in the genesis of magmatic sulphide deposits since 1996.

Many samples derived from the property in the course of the 1997 program were recently brought to the Company's attention and offered for analysis by Dr. Mungall".

In another press release (also part of P-79) dated August 13, 2001, *CRI* said:

" *New Platinum - Palladium Discoveries in Nunavik (Ungava), Quebec*

Val d'Or, Québec – August 13th, 2001 – Canadian Royalties Inc. (CZZ.CDNX) is pleased to announce that sampling by Dr. James Mungall, Associate Professor in the University of Toronto Department of Geology (Earth Sciences Centre) has revealed the presence of significant platinum palladium gold minerals (PGM) at four mutually exclusive Nickel-Copper (Ni-Cu) occurrences at the Company's Nunavik (Ungava) projects in northern Québec. These areas of significant PGM mineralization are separate from the Expo-Ungava Deposit where the company recently reported (June 20 & July 19, 2001) the presence of significant widespread PGM mineralization.

In addition, sampling and assaying carried out by Dr. Mungall on core samples from diamond drilling on the Expo-Ungava Deposit provide independent verification of the presence of widespread, significant platinum palladium and gold (PGM) values".

Again, after the dissemination of these press releases, Mr. Erikson did not raise any concern or any breach of contract and trust as well as he did not express any objections about the relations between *CRI* and Dr. Mungall.

Coming back to the obligations by *CRI* under P-1, could Dr. Mungall's report be labeled an "*assessment report*" that *CRI* was bound to deliver to *Ungava* under article 8.2b)?

The words used are "*assessment reports*" and not "*assay results*". "*Assessment reports*" are necessarily the results of assessment work. In P-1, we find the latter words at four places, two in article 1g) as well as in articles 1 k) and 7.1 d).

These are technical words that imply the reports to be sent to the Minister after the performing of works.

In one of the authorities cited by the Defendant[4], it is stated:

> *"The assessment work must not only be done in time to keep the claim in good standing, it must be claimed for and then reported on in time"*.

In another book cited by the Defendant[5], it is said:

> *"Cette obligation d'effectuer ce qu'on appelle au Québec des «travaux requis» et dans les pays de droit anglo-saxon «assessment work», a pour objet d'assurer la bonne foi et la diligence du détenteur de claim et d'empêcher que celui-ci le détienne sans y effectuer des recherches, ce qui empêcherait d'autres personnes d'effectuer des travaux sur le même terrain »*.

It is to be noted that if in article 8.1 c), the parties have used the words "*assay results*" and in article 8.2 b), the words "*assessment reports*", it is because they were referring to two different concepts and two different obligations.

These differences appear clearly from the definitions of each terms[6]:

> *"Assay – A chemical test performed on a sample of ores or minerals to determine the amount the amount of valuable metals contained"*.

---

4 *Canadian Mining Law* by Barry J. Barton – Canadian Institute of Resources Law, at p. 315.

5 *Le claim en droit québécois*, Jean-Paul Lacasse, Éditions de l'Université d'Ottawa.

6 *Mining Explained* – a *Layman*'s Guide by The Northern Miner, 1998, at p. 116.

> *"Assessment work – The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims".*

I have come to the conclusion that *CRI* was under no obligation to deliver to *Ungava* copy of Dr. Mungall's report.

5. ***Ungava's* claim to possession of the *Phoenix* Prospect**

This is in relation of paragraph e) of the conclusions of the amended statement of claim dated July 26, 2002.

On August 12, 2002, Defendant's counsel said that this conclusion was not supported by article 1.4 of the QUESTIONS TO BE SUBMITTED TO ARBITRATION sent by the Claimants on July 29, 2002.

Claimants undertook to amend and it was done on August 19, 2002 by the adding in article 1.4 of subsection 1.4.5:

> *"1.4.5 Is Ungava entitled, as a remedy for CRI's breach of its fiduciary duties, to possession of the Phoenix Property and to the benefits derived by CRI as a result of its exploration work in relation to the Phoenix Property?"*

It is left to be decided if the arbitration clause of the Agreement P-1 opens jurisdiction for the arbitrator.

According to section 12.1, the arbitrator has jurisdiction on "... *all disagreements or disputes... which directly or indirectly arise from this Agreement*".

Paragraph (e) of the Claimants' conclusions requests "*that the entire Phoenix Property be ordered transferred...*".

We must remind that:

(i) we are dealing with Crown land; and

(ii) only the Department of Mining is entitled to grant and register titles.

This having been said, even if *Ungava* would have been right in this litigation against *CRI*, I would have been without jurisdiction to order any transfer.

V. THE CLAIMANTS' MOTION FOR AN ORDER TO ESTABLISH THE BOUNDARIES

Both in their list of witnesses dated July 29, 2002 and in their counsel's letter dated August 6, 2002, the Claimants had announced that they would call on the question of boundaries Mr. Simon Roy, a cartographer from *Carto-Media*, but on August 13, 2002 Mr. Pollack informed the tribunal that Mr. Roy would not be called as a witness.

There is no factual basis, conflicting evidence being absent, that would support the granting of the Claimants' motion contained in their counsel's letter to the undersigned dated August 6, 2002.

Furthermore, having been determined that the change of the boundary between permit # 970 and permit # 1608 was consciously agreed by *Ungava* and was not the result of any false representation on the part of *CRI*, the motion by *Ungava* to obtain an order for the establishment of the boundaries is dismissed.

VI. CONCLUSION

Whereas the Claimants have not met the burden of the proof and have failed to establish by a balance of probabilities the essential facts necessary to justify the granting of any of the conclusions sought, the claim is dismissed.

In article 12.4 of the Agreement P-1 as well as in the Protocol of Arbitration dated August 23, 2002, at article 7, the parties have determined how the arbitration fees will be dealt with.

The relief sought by Defendant (paragraph 185 of the amended Statement of Defence) has been recited above. Concerning sub-paragraphs b) and c), rights are reserved inasmuch as the undersigned has jurisdiction to act on these requests.

DATED AT MONTREAL
on October 31, 2002



CLAUDE BISSON
Sole arbitrator

MATERIAL CHANGE REPORT

UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
UNDER SECTION 81(2) *SECURITIES ACT* (NOVA SCOTIA)
UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)
UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

Item 1 – Reporting Issuer

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

December 2, 2002

Item 3 – News Release

A press release pertaining to an application for a supplementary Award in the arbitration proceeding with Canadian Royalties Inc. was issued on December 2, 2002.

Item 4 – Summary of Material Change

On November 29, 2002, Ungava Minerals Corp. applied for a Supplementary Arbitration Award in the arbitration matter with Canadian Royalties Inc.

Item 5 – Full Description of Material Change

On November 29, 2002, Ungava Minerals Corp. applied for a Supplementary Arbitration Award in the arbitration matter with Canadian Royalties Inc. The Company maintains that certain issues were not adjudicated and that there are other matters which warrant further consideration.

Attached is the Application for Supplementary Award.

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act(Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the *Securities Act* (Québec)

Not applicable

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 2nd day of December, 2002.

Signed: "Lorne H. Albaum"

Lorne H. Albaum
President,
UNGAVA MINERALS CORP.

UNGAVA MINERALS CORP. December 2, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Corp. Applies for Supplementary Arbitration Award

On November 29, 2002, Ungava Minerals Corp. applied for a Supplementary Arbitration Award in the arbitration matter with Canadian Royalties Inc. (CZZ – TSX Venture) which resulted in the October 30, 2002 Award. The Company maintains that certain issues were not adjudicated and that there are other matters which warrant further consideration.

The Application for Supplementary Arbitration Award referred to herein will be filed with SEDAR as part of the Material Change Report filed in respect of this Press Release.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

ARBITRATION BETWEEN:

UNGAVA MINERALS CORP.

-and-

UNGAVA MINERAL EXPLORATION INC.

Claimants

-and-

CANADIAN ROYALTIES INC.

Defendant

APPLICATION FOR SUPPLEMENTARY ARBITRATION AWARD

Parties, places and things are sometimes referred to herein as may have been defined in the Amended Statement of Claim herein dated 26 July, 2002.

1. On 22 November 2002 Ungava's counsel appeared in Superior Court to argue against the Homologation application in respect of your Award dated 31 October 2002. Justice Belanger saw fit to honour their request to postpone, based upon the submission that their clients had indicated that application would be made to you under Article 945.6 C.C.P. to render a supplementary award in this matter.

Such supplementary award is hereby requested.

2. In the list of issues to be decided found on page 11 of the Award is found the question whether CRI dishonestly acquired title to a portion of the Ungava Property in the Spring of 2001. On page 26 of the Award it is concluded that the claimants have failed to prove that the Defendant acted dishonestly, and that "if Mr. Erikson made an error in signing the letter P-2, it is an inexcusable one seeing the extent of the information given by CRI in the package P-2 as well as in later communications..." What are not identified as issues on page 11 of the Award and is not adjudicated are the issues identified in paragraphs 8, 10, 11 and 64 of the Amended Statement of Claim herein, namely whether in acting to take a transfer from Ungava of certain map designated units in June 2001, CRI violated s.8.2(e) of the Option and Joint Venture Agreement of 12 January 2001 which states that CRI has an express duty to "use its best efforts to maintain the Property" in good standing and further, whether in accepting the transfer from Ungava Mineral Exploration Inc. of certain claims in June 2001 CRI caused the said Agreement to be amended in violation of s.13.1 of the

said Agreement which provides that "This Agreement may not be amended or modified in any respect except by written instruments signed by the parties hereto." .

3. Since the date of the Award herein CRI has announced drill intersections from the zone running from the vicinity of the TK Discovery to the Mesamax area on the Ungava Property as currently constituted which are spectacular or exceptional. Attached hereto are copies of the CRI press releases of 11, 19 and 25 November 2002. Intersections of 49 meters mineralized to the extent of $988.00 per metric tonne in nickel, copper, cobalt, gold, platinum, and palladium at or near the surface, and amenable to open pit mining render the property the subject of intense interest in Quebec and elsewhere. The drilling results to date have been the subject of very favourable comment in both the Globe and Mail and the Northern Miner, a specialized mining journal. The very extensive geological structures hosting mineralization on the Ungava Property and the MDUs transferred to CRI in June 2001 suggests that a great deal of other mineralization will be discovered. The result will be many years of intense interest in the developments taking place respecting the

property. It is reasonable to say even now that the property will take its place in history as one of the richest mineral strikes in Quebec, perhaps in all of North America. It is also reasonable to say that currently pending and future litigation will repeatedly examine the events surrounding the paragraph 22 PGM-copper discovery and the Option and Joint Venture Agreement of 12 January 2001 which is P-1 herein.

4. In reopening the Award to render a supplementary award you are in a way sitting in appeal from your own decision. You are entitled to come to any disposition which the case may require, including one partially or entirely not congruent with the Award dated 31 October 2002 and the findings grounding same. You are accordingly completely at liberty to respond to what justice and your conscience requires.

5. With the greatest of respect, it is our duty to bring to your attention that in respect of a critically important finding of fact in the Award you misdirected yourself by simple verbal equivocation or ambiguity. Because of this error, the finding is disconnected from all the evidence adduced at the hearing.

6. The finding referred to is the finding on page 14 that the samples collected September 2000 by CRI "were collected well outside the Expo Ungava site". For this finding you rely upon the CRI press release of 9 March 2001, quoted on page 13, to the effect that the September 2000 samples "were collected at a point ..." situated some 8 km from the Expo Ungava deposit ..."." On page 21 of the Award you have occasion to again refer to the "Expo Ungava deposit" and there it is obviously a reference to the entire approximately 170 square km area of the Ungava Property, because you refer to the area which Ungava "abandoned" to CRI as comprising 1% of the area of the Expo Ungava deposit. The evidence of the defendant was that the area transferred to CRI was about 1% of the 173 square km of the Ungava Property and not 1% of the area of the Expo Ungava deposit which comprises approximately 6 square km located near the center of the 40 km length of the Ungava Property. No area was "abandoned" by Ungava.

7. It is obvious that you understood the September 2000 sampling and discovery to be some 8 km distant from the perimeter of the 170 square km area comprising Permit

970, the Ungava Property. It is obvious that CRI's press release refers to an area 8 km distant from the relatively small area of the Expo Ungava deposit, well known from the engineering reports respecting the Ungava Property, and mentioned in much testimony and being substantially covered by the block of 29 staked claims near the center of the 170 square km property. It is in evidence that the property Ungava optioned to CRI under the 12 January, 2001 Agreement, P-1, was and is approximately 40 km long and 4 km wide. Consequently it is apparent that CRI's reference in the press release to sampling and discovery about 8 km distant from the "Expo Ungava deposit" is inherently ambiguous as to the location referred to. The reference comprises two swaths of territory traversing the 4 km width of the Ungava Property, both to the east and the west of the Expo Ungava deposit, as well as comprising much territory 8 km distant from the perimeter of the Expo Ungava deposit outside the 170 square km property, that is to the north or the south of the Ungava Property.

8. Once the equivocation between what the CRI 9 March 2001 press release actually said and what you misapprehended from it regarding "Expo Ungava deposit" and "Expo Ungava site" is recognized, the way is open to set aside the finding that the September 2000 sampling and discovery occurred "well outside" the Ungava Property, as the finding is grounded in a simple verbal ambiguity and error.

9. There is, we submit, much uncontroverted, clear, cogent and relevant evidence as to where the CRI September 2000 sampling and discovery occurred. Both Glenn Mullan and Bruce Durham testified that CR01-1, the first drill hole drilled by CRI in 2001, was drilled on the site of the September 2000 sampling and discovery to test for mineralization below the surface. Glenn Mullan and Bruce Durham also confirmed that the second drill hole drilled by CRI in 2001 was drilled nearby, less than 100 meters to the east of CR 01-1, and encountered mineralization which has come to be known as the TK Discovery. At the top of page 23 you find as a fact that the TK Discovery exists on the area transferred to CRI by the claimants in June 2001. Accordingly, we submit that it is apparent and obvious that the September 2000

sampling and discovery by CRI occurred on Ungava's Permit 970. If that is not enough, one can refer to the evidence of Glenn Mullan when he marked the approximate positions of the September 2000 sampling area and the TK Discovery area on an exhibit map, with an encircled "A" and a "B" to indicate their respective positions and in each case the Letters "A" and "B" encircled an area within the perimeter of Permit 970. On that map he indicated the Expo Ungava deposit or Expo Ungava site with a ""C" encircled.

10. The issue of CRI's dishonesty as referred in paragraph 36 of the Amended Statement of Claim is taken up on p. 23 of the Award and is adjudicated in respect of the P-2 package which comprises photocopied parts of a map and a draft letter to the Ministry dated 14 May 2001 to effect the abandonment of certain MDUs. Mr. Erikson's covering letter under cover of which the 14 May 2001 letter when signed was returned to CRI, is quoted on page 24. CRI pressed for Mr. Erikson to sign the P-2 paperwork in June 2001 at a time when CRI knew that the paperwork was incapable of effecting an abandonment, since the Ministry, on their own initiative, had cancelled the MDUs referred to therein. There is no analysis or findings in respect of

CRI's dishonesty in subsequently obtaining the transfer of MDUs from Ungava, MDUs which were not identified on the map comprised in the P-2 package. It would be illogical to assert that Mr. Erikson knew that the MDUs he was being asked to transfer by a Transfer dated 21 June 2001 were the same MDUs he thought were to be abandoned pursuant to the 14 May 2001 abandonment letter to the Ministry signed by Mr. Erikson 15 June 2001. The MDUs transferred pursuant to the Transfer signed 21 June 2001 do not appear on the photocopies of a map which are part of P-2 and which Mr. Erikson glanced at 15 June 2001.

11. Mr. Erikson wrote CRI a covering letter dated 21 June 2001 which accompanied the Transfer which CRI actually used to transfer part of the Ungava Property to itself. It is Exhibit P-4 and reads as follows:

21 June 2001

Canadian Royalties

Courier

Attention: Glen Mullan

Dear Sir,

Enclosed herewith is the Transfer of Mining Rights you have requested in connection with the requirements of the Quebec Mining Act.

You have indicated that this Transfer facilitates enlargement of the property subject to our Option and Joint Venture Agreement which is otherwise (except for the enlargement of acreage) outstanding unamended as we executed it.

Regards,

Glen Erikson

12. This letter expresses what Mr. Erikson understood and was expressly told by Mr. Mullan, namely that only "after acquired" property was being transferred to CRI and that no part of what had been Permit 970 was being transferred and that except for enlargement of subject acreage, the P-1 Agreement was "unamended". We submit that Mr. Erikson relied and was entitled to rely upon, the truthfulness of the President of CRI in the matter of property title matters as he was a fiduciary for Ungava and subject to express duties related to maintaining the Ungava Property in the P-1

Agreement. Such reliance on Mr. Mullan was further reasonable as it was qualified by the further precaution taken by Mr. Erikson to confirm in writing what he understood and had been told by Mr. Mullan so as to further bind CRI. CRI admits that they received the Transfer and Mr. Erikson's 21 June 2001 letter. They admit that they understood that Mr. Erikson was under a misapprehension as to what was being transferred, a misapprehension, which we submit was intentionally induced by CRI. CRI admits that they did not subsequently contact Ungava to dispel the misapprehension but merely recorded the Transfer. We submit that the Award does not evaluate the circumstances of the signing and use of the said Transfer, nor whether CRI acted dishonestly or in breach of the P-1 Agreement and the laws of Quebec in obtaining and using the Transfer as it did, all to Ungava's detriment.

13. Counsel for the Claimants will be able to elaborate upon the matters touched on herein, verbally or by written submission. Counsel, if requested, will as well be prepared to make submissions respecting what we respectfully submit are other errors in the Award.

Dated at Toronto 29 November 2002

Ungava Minerals Corp.

(signed) “Lorne H. Albaum
President

Ungava Mineral Exploration Inc.

(signed) “Glen Erikson”
President

UNGAVA MINERALS CORP. December 2, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Corp. Applies for Supplementary Arbitration Award

On November 29, 2002, Ungava Minerals Corp. applied for a Supplementary Arbitration Award in the arbitration matter with Canadian Royalties Inc. (CZZ – TSX Venture) which resulted in the October 30, 2002 Award. The Company maintains that certain issues were not adjudicated and that there are other matters which warrant further consideration.

The Application for Supplementary Arbitration Award referred to herein will be filed with SEDAR as part of the Material Change Report filed in respect of this Press Release.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP. December 5, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Corp. Withdraws Application for Supplementary Arbitration Award

Ungava Minerals Corp. (the "Company") announces that, upon counsel's advice, the application for supplementary arbitration was withdrawn on December 3, 2002. Canadian Royalties Inc. (CZZ – TSX Venture) in a motion to strike allegations made in the Company's application asserted that the Arbitrator was functus officio and therefore without jurisdiction to consider the application.

The Company understands that in the province of Québec there is no possibility of any oversight or judicial review of an arbitration decision or any arbitrator's behaviour such as might ground legal review for error law, bias or the like.

The Company continues to maintain that there are issues which were submitted to arbitration which have not been arbitrated.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP.
Toronto, Ontario

December 18, 2002
Issued and Outstanding: 18,196,610 Common Shares

UNGAVA MINERALS CORP. INFORMED THAT GOGAMA GOLD INC. HAS SUED CANADIAN ROYALTIES INC. TO SET ASIDE ITS SALE OF AN NSR ROYALTY IN THE UNGAVA PROPERTY

Ungava Minerals Corp. (the "Company"), has been informed that Gogama Gold Inc., ("Gogama"), has commenced an action in the Court of Quebec (Court File No. 500-02-113695-022) to recover its 1% NSR royalty in the Company's Ungava Property as it was constituted January 12, 2001. Gogama's suit is based upon Canadian Royalties Inc. (CZZ – TSX Venture) ("CRI"), not disclosing that it had material information about the mineralization potential of the Ungava Property, as arose upon the September 2000 trespass onto the Ungava Property and sampling and assaying, all of which was not disclosed to Gogama prior to January 12, 2001

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP.
Toronto, Ontario

January 24, 2003
Issued and Outstanding: 18,196,610 Common Shares

LINCOLN TORRANCE, DIRECTOR, DIES.

FURTHER LITIGATION WITH CANADIAN ROYALTIES INC. COMMENCES.

The directors of Ungava Minerals Corp. (the "Company") sadly announce the passing of Lincoln Torrance, a director of the Company. Mr. Torrance spent a lifetime in Canadian mineral exploration and brought the Ungava property to the attention of Management. He was a fine gentleman of outstanding personal qualities of kindness and generosity. In World War II he served in the air force, was shot down and held as a prisoner of war. All Company shareholders are in his debt. He will be sorely missed.

Counsel for Canadian Royalties Inc. ("CRI") was informed by Company litigation counsel on 20 January 2003 that legal proceedings are to be commenced in Ontario against CRI and others for relief including the setting aside of the 12 January 2001 option and joint venture Agreement between the Company and CRI.

CRI has advised the Company on 22 January 2003 that it claims the right to arbitration under the said Agreement of 12 January 2001 in connection with the Company's failure to transfer title to a 70% interest in the Company's Ungava trough property pursuant to the terms of the said Agreement because CRI claims to have made certain expenditures on the Property.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP.
Toronto, Ontario

March 31, 2003
Issued and Outstanding: 18,196,610 Common Shares

RESIGNATION FROM AND APPOINTMENT TO THE BOARD OF DIRECTORS

The Board of Directors of Ungava Minerals Corp. accepted today the resignation of Felix Siwanowicz. Mr. Siwanowicz has sat on the Board of Ungava Minerals Corp. since 1996. Lorne H. Albaum, President, thanked Mr. Siwanowicz for his contribution to the Company's development.

Ungava's Board of Directors also announced today the appointment of Dr. Allan Miller as a Company Director, filling the vacancy left by the departure of Mr. Felix Siwanowicz. Dr. Miller is a mineral deposits consulting geologist who received a Ph.D. in economic geology from the University of Western Ontario in 1977 and an Honours B.Sc. in geology from Carleton University in 1971. As a student he participated in the exploration of the Raglan Property north of the Company's property in the Ungava Trough and both his B.Sc. and Ph.D. theses focused on ore deposit related problems from the Raglan property. From the present to 1997, he has consulted to the mining industry in Canada and internationally. Between 1997 and 1973, he was a research scientist with the Geological Survey of Canada. Dr. Miller specialized in the mineral deposits and their environments throughout the Western Churchill Province, Canada. He was responsible for identifying their critical geological and deposit-scale attributes and the recognition of new ore deposit environments. His diverse experience in Canada, Central and South America, Australia and China has included the following ore deposit types: magnetic nickel-copper-platinum group metals, uranium, mesothermal and epithermal precious metal, copper-gold porphyry, volcanic-associated massive sulphide, sediment-hosted copper, redbed copper, and diamond.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

MATERIAL CHANGE REPORT

UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
UNDER SECTION 81(2) *SECURITIES ACT* (NOVA SCOTIA)
UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)
UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

Item 1 – Reporting Issuer

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

March 31, 2002

Item 3 – News Release

A press release pertaining to the proceeding in Ontario with Canadian Royalties Inc. was issued on April 1, 2002.

Item 4 – Summary of Material Change

Ungava Minerals Corp. has filed a Statement of Defence and Counterclaim in connection with a lawsuit filed with the Ontario Superior Court of Justice by Canadian Royalties Inc. ("CRI"). In the Counterclaim the Company advances claims against CRI and numerous other parties. The Company seeks substantial damages as well as the return of its Ungava property optioned to CRI in 2001.

Item 5 – Full Description of Material Change

See Schedule "A" for the Statement of Claim by CRI.
See Schedule "B" for the complete text of the Statement of Defence and Counterclaim of Ungava Minerals Corp.

Ungava Minerals Corp. seeks and intends to recover its Property optioned to Canadian Royalties Inc.

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act(Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the *Securities Act* (Québec)

Not applicable

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 3rd day of April, 2003.

Signed: "Lorne H. Albaum"

Lorne H. Albaum
President,
UNGAVA MINERALS CORP.

UNGAVA MINERALS CORP. April 2, 2003
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

UNGAVA MINERALS CORP. FILES STATEMENT OF DEFENCE AND COUNTERCLAIM TO RECOVER UNGAVA PROPERTY

Ungava Minerals Corp. announced today that it has filed a Statement of Defence and Counterclaim in connection with a lawsuit filed with the Ontario Superior Court of Justice by Canadian Royalties Inc. ("CRI"). In the Counterclaim the Company advances claims against CRI and numerous other parties. The Company seeks substantial damages as well as the return of its Ungava property optioned to CRI in 2001.

For the convenience of our shareholders, CRI's Statement of Claim and the Statement of Defence and Counterclaim referred to herein will be filed with SEDAR as part of the Material Change Report filed in respect of this Press Release.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

Schedule "A"

Court File No. 03-CV-244125CM2

ONTARIO
SUPERIOR COURT OF JUSTICE

B E T W E E N:

CANADIAN ROYALTIES INC.

Plaintiff

-and-

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.

Defendant

STATEMENT OF CLAIM

TO THE DEFENDANTS

A LEGAL PROCEEDING HAS BEEN COMMENCED AGAINST YOU by the plaintiff. The claim made against you is set out in the following pages.

IF YOU WISH TO DEFEND THIS PROCEEDING, you or an Ontario lawyer acting for you must prepare a statement of defence in Form 18A prescribed by the Rules of Civil Procedure, serve it on the plaintiff's lawyer or, where the plaintiff does not have a lawyer, serve it on the plaintiff, and file it, with proof of service, in this court office, WITHING TWENTY DAYS after this statement of claim is served on you, if you are served in Ontario.

If you are served in another province or territory of Canada or in the United States of America, the period for serving and filing your statement of defence is forty days. If you are served outside Canada and the United States of America, the period is sixty days.

Instead of serving and filing a statement of defence, you may serve and file a notice of intent to defend in Form 18B prescribed by the Rules of Civil Procedure. This will entitle you to ten more days within which to serve and file your statement of defence.

IF YOU FAIL TO DEFEND THIS PROCEEDING, JUDGMENT MAY BE GIVEN AGAINST YOU IN YOUR ABSENCE AND WITHOUT FURTHER

NOTICE TO YOU. IF YOU WISH TO DEFEND THIS PROCEEDING BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

IF YOU SATISFY THE PLAINTIFF'S CLAIM, and pay $1,000.00 for costs, within the time for serving and filing your statement of defence, you may move to have this proceeding dismissed by the court. If you believe the amount claimed for costs is excessive, you may satisfy the plaintiff's claim and satisfy $400.00 for the costs and have the costs assessed by the court.

Date February 18, 2003

Issued by "Signed"
Local registrar

Address of court office 393 University Avenue
Toronto, ON M5G 1T3

TO: Ungava Minerals Corp.
366 Bay Street, Suite 800
Toronto, ON M5H 4B2

Attention: Lorne H. Albaum

AND TO: Ungava Mineral Exploration Inc.
500 Grande-Allée Est
Bureau 900
Quebec City, PQ G1R 2J7

Attention: Gilles Reny
Grondin, Poudrier, Bernier

CLAIM

1. The plaintiff claims:

(a) An order declaring that the judgment of The Honourable Justice François Bélanger, dated December 3, 2002, issued by the Superior Court of the Province of Quebec, sitting in the practice division in the City and District of Montreal, is enforceable in the Province of Ontario as if it were a judgment issued by the Superior Court of Justice of Ontario;

(b) The costs of this proceeding; and,

(c) Such further and other relief as to this Honourable Court may seem just.

2. The plaintiff, Canadian Royalties Inc. ("C.R.I.") is a corporation continued pursuant to the laws of Canada, having its principal place of business at the City of Val d'Or, District of Abitibi, in the Province of Quebec.

3. The defendant, Ungava Mineral Exploration Inc. ("Ungava Exploration") is a corporation incorporated pursuant to the laws of the Province of Quebec having its registered office at Quebec City, in the Province of Quebec. Ungava Exploration is the successor corporation to Ungava Exploration Inc.

4. The defendant, Ungava Minerals Corp. ("Ungava Corp.") is a corporation continued pursuant to the laws of Canada, having its registered office in Mississauga, in the Province of Ontario. Ungava Exploration and Ungava Corp. (collectively, "Ungava") are related corporations.

5. Ungava and C.R.I. entered into an option/joint venture agreement (the "Agreement") involving the exploration of certain property located in the Nunavik region in northern Quebec on or about January 12, 2001. Among other things, the Agreement provides that the governing law of the contract is the law of the Province of Quebec and that in the event of a dispute, the parties agree that a decision shall be rendered by a single arbitrator and that that decision shall be final and binding.

6. Subsequently, a dispute arose between Ungava and C.R.I. regarding a number of issues, including whether the Agreement should be set aside, terminated or annulled.

7. Pursuant to the Agreement, the parties eventually selected an arbitrator to conduct the hearing and prepared and served their respective pleadings.

8. Ungava issued a preliminary statement of claim on May 15, 2002 and an amended statement of claim on July 26, 2002.

9. C.R.I. issued a preliminary statement of defence on June 7, 2002 and an amended statement of defence on August 5, 2002.

10. The arbitration hearing was held in Montreal, Province of Quebec, on August 12, 13, 14, 19, 20, 21, 22, and 23, 2002, before Mr. Claude Bisson, former Chief Justice of the Court of Appeal of Quebec.

11. At all times during the arbitration hearings Ungava was represented by legal counsel and Ungava voluntarily attorned to the jurisdiction of the arbitrator.

12. The arbitrator rendered his decision on or about October 31, 2002.

13. The arbitrator decided that Ungava did not meet the burden of proof and it failed to establish on the balance of probabilities the essential facts necessary to justify the granting of any of the relief sought. The arbitrator dismissed the Ungava claim in their entirety.

14. As a result of the arbitration being in a private forum, C.R.I. subsequently brought a motion, before the Honourable François Bélanger, Justice of the Superior Court of Quebec, to homologate the binding arbitration award. This motion was made on proper notice to Ungava and was not contested. The motion was granted on December 3, 2002.

15. The order of the Honourable Justice Bélanger, was registered by C.R.I. with the Quebec Superior Court and judgment was issued and entered (the "Quebec Judgment") on December 3, 2002.

16. C.R.I. pleads that the Quebec Judgment is:

(a) final and conclusive on the merits;

(b) definite; and

(c) given by a court of competent jurisdiction, since a real and substantial connection existed between the subject matter of the proceeding and Ungava, in that:

(i) the underlying claim involves an agreement made in Quebec;

(ii) the governing law of the agreement is the law of Quebec; and

(iii) the parties carried on business in Quebec.

17. C.R.I. pleads that the Quebec Judgment was not obtained by fraud and is not contrary to the public policy.

18. C.R.I. therefore pleads that the Quebec judgment is enforceable in the Province of Ontario, and that it is entitled, therefore, to a declaration that the Quebec Judgment is enforceable in the Superior Court of Justice of Ontario.

19. The plaintiff relies on Rules 17.02(m) of the Rules of Civil Procedure for the service of Ungava Exploration outside Ontario.

The plaintiff proposes that this action be tried at Toronto.

February 18, 2003

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2

Lorne Silver LSUC#24238L
Tel: 416-869-5490
Fax: 416-640-3018

Solicitors for the Plaintiff

CANADIAN ROYALTIES INC.	and	UNGAVA, et al.	Court File No: 03-CV-244125CM2
Plaintiff		**Defendant**	

ONTARIO

SUPERIOR COURT OF JUSTICE

Proceeding commenced at Toronto

STATEMENT OF CLAIM

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Lorne Silver
LSUC#24238L
Tel: 416-869-5490
Fax: 416-640-3018

Solicitors for the Plaintiff

Schedule "B"

Court File No: 03-CV-244125CM2

ONTARIO
SUPERIOR COURT OF JUSTICE

B E T W E E N:

CANADIAN ROYALTIES INC.,

Plaintiff

- and -

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Defendants

AND BETWEEN:

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Plaintiffs by counterclaim

- and -

GLEN MULLAN, BRUCE DURHAM, THOMAS O'BRADOVICH,
JENNIFER BOYLE, GLEN SCHLYTER, JAMES MUNGALL,
ROBERT WARES, CYGNUS CONSULTING INC.,
UNIVERSITY OF TORONTO and CANADIAN ROYALTIES INC.,

Defendants by counterclaim

STATEMENT OF DEFENCE AND COUNTERCLAIM

TO THE DEFENDANTS TO THE COUNTERCLAIM

A LEGAL PROCEEDING has been commenced against you by way of a counterclaim in an action in this court. The claim made against you is set out in the following pages.

IF YOU WISH TO DEFEND THIS COUNTERCLAIM, you or an Ontario lawyer acting for you must prepare a defence to counterclaim in Form 27C prescribed by the Rules of Civil Procedure, serve it on the plaintiff by counterclaim's lawyer or, where the plaintiff by counterclaim does not have a lawyer, serve it on the plaintiff by

counterclaim, and file it, with proof of service, in this court, WITHIN TWENTY DAYS after this statement of defence and counterclaim is served on you.

If you are not already a party to the main action and you are served in another province or territory of Canada or in the United States of America, the period for serving and filing your defence is forty days. If you are served outside Canada and the United States of America, the period is sixty days.

If you are not already a party to the main action, instead of serving and filing a defence to counterclaim, you may serve and file a notice of intent to defend in Form 18B prescribed by the Rules of Civil Procedure. This will entitle you to ten more days within which to serve and file your defence to counterclaim.

IF YOU FAIL TO DEFEND THIS COUNTERCLAIM, JUDGMENT MAY BE GIVEN AGAINST YOU IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU.

DATED: March 31, 2003.

Issued by:

LOCAL REGISTER

Address of Court House:

393 University Avenue
Toronto, Ontario
M65G 1E6

TO: **CANADIAN ROYALTIES INC.**
VAL D'OR, QUEBEC

AND TO: **GLEN MULLAN**
VAL D'OR, QUEBEC

AND TO: **BRUCE DURHAM**
ONTARIO

AND TO: **THOMAS O'BRADOVICH**
KIRKLAND LAKE, ONTARIO

AND TO: **JENNIFER BOYLE**
VAL D'OR, QUEBEC

AND TO: **GLEN SCHLYTER**
VAL D'OR, QUEBEC

AND TO: **JAMES MUNGALL**
DEPARTMENT OF GEOLOGY
22 RUSSELL STREET
TORONTO, ONTARIO

AND TO: **ROBERT WARES AND**
CYGNUS CONSULTING INC. C/O ROBERT WARES
MONTREAL, QUEBEC

AND TO: **UNIVERSITY OF TORONTO**
SIMCOE HALL
27 KING COLLEGE CIRCLE
TORONTO, ONTARIO

AND TO: **CASSELS BROCK & BLACKWELL LLP**
2100 Scotia Plaza, 40 King Street West
Toronto, Ontario M5H 3C2

Lorne Silver, Esq. LSUC #24238L
(416) 869-5490; Fax (416) 640-3018

Solicitors for the Plaintiff

STATEMENT OF DEFENCE AND COUNTERCLAIM

1.The defendants, plaintiffs by counterclaim, admit paragraphs 2, 3, 4, 7, 8, 9, 10, 12 and 15, of the statement of claim and except where as otherwise expressly admitted, deny each and every allegation contained in the statement of claim and put the plaintiff to the strict proof thereof.

PARTIES
Defendants
Ungava Minerals Corp.

2.The defendant, Ungava Minerals Corp. is a company continued under the law of Canada having its head office in the Province of Ontario.

Ungava Mineral Exploration Inc.

3.The defendant, Ungava Mineral Exploration Inc. is a company incorporated under the law of Quebec and is a wholly owned subsidiary of the defendant, Ungava Minerals Corp. having its head office in the Province of Quebec. (The defendants, Ungava Minerals Corp. and Ungava Mineral Exploration Inc. are hereinafter collectively referred to as "UMC").

Plaintiff and Defendants by Counterclaim
Canadian Royalties Inc.

4.The plaintiff and defendant by counterclaim, Canadian Royalties Inc. ("CRI") is a company incorporated under the law of the Province of Alberta and continued as a federal company having its head office in Val D'Or in the Province of Quebec. CRI is responsible in law for the acts of its agents, employees and servants including those defendants by counterclaim acting under the direction, influence or control of CRI.

Glen Mullan, Jennifer Boyle, Bruce Durham, Thomas O'Bradovich and Glen Schlyter

5.The defendant by counterclaim, Glen Mullan ("Mullan") is the President, chief executive officer and a director of CRI. He is a prospector and resides in the Province

of Quebec.

6.The defendant by counterclaim, Jennifer Boyle ("Boyle") is a barrister and solicitor called to the Bar in the Province of Alberta and is vice-president and a director of CRI and now resides in the Province of Quebec. During the period September 2000 to August 2001 she resided in the Province of Alberta.

7.The defendant by counterclaim, Bruce Durham ("Durham") is a professional engineer and is a vice-president and a director of CRI and resides in the Province of Ontario.

8.The defendant by counterclaim, Thomas O'Bradovich ("O'Bradovich") is a prospector and is a vice-president of CRI and resides in the Province of Ontario.

9.The defendant by counterclaim, Glen Schlyter ("Schlyter") is a director of CRI and resides in the Province of Quebec.

10.UMC pleads that at some material times, the defendants, Mullan, Boyle, Durham, O'Bradovich and Schlyter were the servants and agents of CRI. These defendants are liable for their independent tortious conduct including conspiracy as pleaded herein and CRI is responsible vicariously for that conduct as well. All of the aforesaid are liable as co-conspirators regardless of whether each individual was involved in each

act in furtherance of the conspiracy described herein.

James Mungall and University of Toronto

11.The defendant by counterclaim, The University of Toronto is incorporated under the law of the Province of Ontario. The defendant by counterclaim, James Mungall is a professor of geology employed by the University of Toronto in its Department of Geology. Mungall resides in the Province of Ontario. UMC pleads that at all material times, Mungall acted in the course of his employment with the University of Toronto and that the University of Toronto is vicariously liable for all of the actions of Mungall as pleaded herein. (These defendants are collectively referred to hereinafter as "Mungall").

Robert Wares and Cygnus Consulting Inc.

12.The defendant by counterclaim, Robert Wares is a professional engineer and resides in the Province of Quebec. He owns or controls the defendant by counterclaim, Cygnus Consulting Inc. The defendant by counterclaim, Cygnus Consulting Inc. is a company incorporated under the law of the Province of Quebec having its head office in the City of Montreal. At all material times, the defendant by counterclaim, Robert Wares acted in the course of his employment with the defendant

by counterclaim, Cygnus Consulting Inc. and his actions bind that company (hereinafter the defendants, Wares and Cygnus Consulting Inc. are collectively referred to as "Wares"). In or about 1997, Wares was retained by High North Resources Inc., who at that time had an option on the UMC property (as defined below), to carry out an exploration program on the UMC property and in November 1997, he prepared a Report on the 1997 exploration program and submitted it to High North Resources Inc. and UMC. Mungall had worked on the UMC property in 1997 as an employee of Wares carrying out geological mapping and collecting samples.

PROPERTY

13.At all material times prior to January 12, 2001, UMC held all of the rights and interest in a mining permit designated permit number 970 in the Ungava Trough Region of Northern Quebec issued by the Province of Quebec and certain comprised claims (the "Property"), subject to two 1% net smelter returns royalties.

14.The Property covers an area of approximately 173 square kilometres (approximately 40 kilometres from west to east and 4 kilometres from north to south) located in the northern part of the Ungava Peninsula, Nunavik Territory in the Province of Quebec.

15.The Property is contiguous to the mining permit currently owned by CRI known as

the Phoenix property, ("Phoenix Property"), designated as mining permit number 1608. CRI acquired the mining rights to the Phoenix Property on or about October 24, 2000.

16.Just prior to the parties entering into the option and joint venture Agreement (the "Agreement") dated January 12, 2001, respecting the Property, the Province of Quebec amended the *Mining Act* whereby permits and mineral claims could be replaced by Map Designated Units ("MDUs") defined as cells of fixed dimension on a GPS defined grid. The Property is now constituted of a number of contiguous MDUs.

17.The Phoenix Property abuts the Property along a portion of its northern boundary. A northerly part of the Property close to the Phoenix Property was the site of the "Mullan Trespass" of September, 2000, referred to below, and of a discovery in 2001 of valuable mineralization now known as the TK Discovery. The Mullan Trespass and the diamond drilling which gave rise to the TK Discovery are about 70 metres apart, with the TK Discovery being east of the Mullan Trespass location.

The Knowledge of the defendants by counterclaim of the potential of the Property to host mineralization as of January 2001

18.Up to and including 1997, drilling and testing had been conducted on the Property to locate the presence of massive sulphide related mineralization. It was generally expected, due to the then current theories of mineralization, regarding the Ungava

Peninsula that valuable metals such as nickel and copper were to be found, if at all, in massive sulphide deposits. Buried sulphide deposits had been located on the Property prior to and during 1997 as a result of the aforesaid drilling and testing. These tests had revealed the presence of low grade nickel-copper-cobalt platinum group metals ("PGMs") in massive to disseminated sulphide mineralization on the Property at a location referred to as the Expo Ungava Deposit ("Expo Ungava Deposit"). The Expo Ungava Deposit comprises a small area of the Property near its center. The focus of exploration had been on nickel and copper in sulphide deposits and what had been found up to 1997 did not warrant commercial development. In the period 1995 to 1997, UMC commissioned airborne geophysical surveys over the Property and several interpretive reports.

19.All surveying and interpretation indicated that the Property's potential lay in encountering base metals in significant concentrations associated with sulphide mineralization. Other minerals such as cobalt and PGMs could be encountered in minor amounts in conjunction with such mineralization.

20.As at January 12, 2001, UMC was unaware that the Property hosted a second type of mineralization styled "Kambalda type" mineralization which made possible the discovery of significant deposits of valuable mineralization, specifically copper and PGMs, in the very extensive peridotite rock structures on the Property and independent of sulphide content. Such peridotite structures are on the surface of the Property

which allows preliminary reconnaissance and prospecting to be carried on cheaply and easily by surface sampling to discover mineralizations including PGMs, whose value has greatly appreciated in the past few years.

21.Reports that UMC had commissioned in 1995 to 1997 had reported that in or about 1970 a single assay had been done of a concentrated sample obtained from diamond drilling the Expo Ungava Deposit. That sample had been tested for PGMs and the presence of minor values of PGMs had been noted. Apart from that one test, UMC was not aware of the location of any other PGM mineralization elsewhere on the Property, either in sulphide hosted mineralization or in Kambalda type mineralization hosted by peridotites.

22.As a result of the surveying, testing and interpretation reports referred to above, as at January, 2001, UMC understood that the known mineral deposit located on the Property, the Expo Ungava Deposit, was not commercially viable and that the Property would require extensive and expensive diamond drilling to hunt for other buried sulphide bodies which might or might not be mineralized with economically significant metals.

RETAINING JAMES MUNGALL AND UNIVERSITY OF TORONTO IN 1999

23.In or about 1997, as pleaded in para. 12 above, certain samples had been collected

including drillcore from the Expo Ungava Deposit and drillcore and surface grab samples collected elsewhere on the Property and transported to Wares' warehouse in Montreal. As pleaded in paragraph 12 above, Wares had been the contractor hired in 1997 by High North Resources Inc. which at the time had an option on the Property. Mungall, as pleaded above, had worked on the Property in 1997 doing geological mapping and collecting samples. In early 1999, Mungall wished to examine the sample collection comprising drill core samples and surface grab samples (the "Collection") and contacted UMC and offered to analyse the Collection for the joint benefit of UMC, CRI and the University of Toronto.

24.UMC pleads that a contract was entered into between Mungall, the University of Toronto and UMC, which contract is particularized in the pleadings in the action, Ungava Minerals Corp. and Ungava Exploration Inc. as plaintiffs and, the University of Toronto and James Mungall, as defendants, (Ontario Superior Court of Justice 02-CV-230552CM2) and UMC adopts the allegations contained in the Statement of Claim in that action and incorporates them by reference into this pleading.

25.UMC further pleads (as set out in the statement of claim in action #02-CV-230552CM2) that at some point prior to January 12, 2001 (when the Agreement described below was entered into), Mungall performed tests on the Collection. Further testing and retesting of the Collection occurred after January 12, 2001.

26.UMC pleads that at times and at places known to Mungall but not known to UMC, Mungall carried out tests on the Collection (and other samples that Mungall secured from the Property) and that as a result of the testing, Mungall discovered ("Mungall Discoveries") the following:

(a) that the Collection contained samples indicating significant copper and PGM mineralization which was hosted in a rock type known as peridotite;

(b) that extensive, continuous bodies of peridotite are located throughout the Property and in particular, over a portion of the Property along its northern border with the Phoenix Property, and, in particular, in the TK Deposit area ("TK Deposit Area") and Mesamax Deposit area ("Mesamax Deposit Area");

(c) that the Property had potential for valuable disseminated PGM and copper mineralization to be found at or near the surface in peridotite structures throughout the Property and which might be commercially mineable making the Property extremely valuable;

(d) that all of the testing and drilling carried out at the Property by or on behalf of UMC prior to 2001, as pleaded above, focussed on the search for mineralized deposits of sulphide ores and none of the testing or drilling had revealed the presence of well mineralized disseminated PGM and copper resources hosted by peridotites at or near the surface throughout the Property; and,

(e) What Mungall discovered was very valuable information not previously known to UMC.

27.UMC pleads that at times and at places unknown to them, but known to the defendants by counterclaim, Mungall intentionally, inadvertently, or negligently disclosed the Mungall Discoveries to the co-defendants by counterclaim and in particular, to Durham and Mullan.

Mullan Investigation of the Existence of PGM on the Property in 2000

28.On or about September 25, 2000, Mullan together with other representatives of CRI travelled once or repeatedly to the Property by helicopter, landed near the TK Deposit Area and took a sample from a location approximately 70 metres west of the TK Deposit Area. The area of the Mullan Trespass sampling was subsequently drilled by CRI at diamond drill hole TK-01-1. The TK Deposit Area was drilled by CRI at diamond drill holes TK-01-2 through TK-01-5. (The Mullan Trespass is referred to as the "Mullan Trespass" and the area where the Mullan Trespass occurred is referred to as the "Mullan Trespass Area").

29.UMC pleads that Mullan had selected the TK Deposit Area for investigation as a result of several airborne electromagnetic anomalies which were identified by means of airborne surveys completed in 1995 on the Property and in 1996 over area which

subsequently was known as the Phoenix Property. Those surveys disclose an airborne electromagnetic anomaly on the Property which Durham and Mullan understood to be an extension of the structure hosting the Mesamax Deposits and was worthy of further exploration.

30.UMC further pleads in addition and in the alternative, that Durham and Mullan selected the TK Deposit Area for investigation on the basis of information about the Property that they had received from Mungall as pleaded in paragraph 27 above.

31.UMC further pleads, in the alternative, that in any event, the site examined by Durham and Mullan in September 2000 was located on the Property and that Durham and Mullan knew (or in the alternative ought to have known) that this site was located on the Property. In addition, UMC pleads that CRI is also liable to UMC for having committed the Mullan Trespass.

32.Following the taking of the sample, Mullan arranged to have the sample assayed. The assay of the sample disclosed the existence of substantial values of PGM and copper hosted by peridotite and Mullan and Durham concluded from the assay results the following ("Mullan Discoveries"):

(a) the Mullan Trespass Area and TK Deposit Area contained valuable PGM and copper mineralization;

(b) the Mullan Trespass Area, TK Deposit Area and the Property generally, had potential for disseminated PGM and copper deposits to be found on or close to the surface hosted by peridotite which was a rock type known to be extensively located throughout the Property;

(c) the Mullan Trespass Area and TK Deposit Area contained bodies of peridotite contrary to the descriptions contained in earlier maps prepared by UMC;

(d) the possibility of open pit mining of PGM and copper mineralization found to be hosted in large volumes of peridotite made the Property extremely valuable;

(e) the previous testing and drilling of the Property which dealt with its potential for mining buried mineralized bodies hosted by sulphide bodies, is entirely distinct from the type of mineralization discovered in September 2000 on the Property by Durham and Mullan and as discovered by Mungall as pleaded in paragraph 27;

(f) apart from the single assay done in 1970 as described in paragraph 21 above, there were no tests for PGM done on samples from the Property, other than what Mungall had carried out as pleaded in paragraphs 23 through 27 above which disclosed the valuable PGM and copper mineralization hosted by peridotite; and,

(g) UMC was unaware of the Mungall Trespass and Mullan Discoveries which revealed substantial previously unknown value in the Property.

33.At times and at places not known to UMC but known to some or all of the defendants by counterclaim, Mullan disclosed the Mullan Discoveries to the other defendants by counterclaim. UMC therefore, pleads that by November 1, 2000, all of the defendants by counterclaim, other than Wares, were aware:

(a) of the Mullan Trespass and Mullan Discoveries;

(b) that the Property was extremely valuable as it contained PGM and copper mineralization hosted by peridotite which had the potential to be mined economically throughout the Property, and in particular, on the TK Deposit Area and Mesamax Deposit Area; and

(c) that the Mullan Discoveries were obtained as a result of the Mullan Trespass on the Property, which had been carried out without the knowledge or consent of UMC and that UMC remained unaware that the Property was valuable as aforesaid.

CONSPIRACY

34.At times and at places known to the defendants by counterclaim but not to UMC, the defendants by counterclaim conspired (the "Conspiracy") with each other for the sole, or in the alternative, primary and predominant unlawful purpose of injuring UMC and securing the Property from UMC and agreed to carry out the following unlawful acts, in that they would:

(a) conceal the Mungall and Mullan Discoveries and the Mullan Trespass from UMC, notwithstanding that the Mungall and Mullan Discoveries and the Mullan Trespass had occurred on or in relation to the Property, and that the Mungall and Mullan Discoveries contained highly important and confidential information belonging to UMC concerning the Property of which UMC was unaware;

(b) cause CRI to acquire the adjacent Phoenix Property which had a common boundary with the northern perimeter of the Property in the vicinity of the Mullan Trespass Area and TK Deposit Area;

(c) cause CRI to enter into the Agreement to acquire a dominant interest in the Property from UMC without revealing the Mungall and Mullan Discoveries and Mullan Trespass in the Agreement terms limiting to the maximum possible extent the legal resources of UMC, should it subsequently discover the perfidy of the co-conspirators;

(d) cause CRI to subsequently act so as to acquire 100% ownership of the valuable TK Deposit Area and Mullan Trespass Area in June 2001 without revealing to UMC the presence of valuable PGM and copper mineralization thereon hosted by peridotites;

(e) cause CRI in furtherance of the objective described in paragraph 34(b) above to violate the terms of the Agreement with UMC regarding the Property, as might be necessary; and

(f) share in the benefits of the interests acquired by the conspirators as set out above.

ACTS OF THE CONSPIRACY

35. The defendants by counterclaim carried out the following acts of the Conspiracy, in furtherance thereto, which acts as committed by Mullan, Boyle, Durham, Mungall, O'Bradovich and Schlyter constitute independent tortious conduct on their part. In addition, these acts were carried out in their capacity as agents, servants and employees of CRI and CRI in addition to being directly liable for the Conspiracy as pleaded in paragraph 34 above is also vicariously liable for the conspiratorial conduct of the said defendants.

Mungall

36. Mungall failed to disclose the Mungall and Mullan Discoveries and Mullan Trespass to UMC when he learned of them. He continued in 2001 to examine rock samples obtained from the Property, and conveyed his findings to the co-defendants by counterclaim and never to UMC. He acquiesced in a false and misleading press release issued by CRI at the instigation of the co-conspirators who were directors of CRI, which was intended to conceal from UMC that Mungall had made the Mungall Discoveries no later than August 2000 and that the co-conspirators had known of the

economic value of the TK Deposit Area prior to January 12, 2001 and prior to CRI obtaining 100% interest in the Property containing the TK Deposit Area in June 2001.

Acquisition of Adjacent Phoenix Property

37. Acting upon fiduciary information that was obtained in his capacity as a fiduciary of UMC, and in furtherance of the Conspiracy, Mullan arranged for CRI to acquire the Phoenix Property adjoining the Property, in the area of the Mullan Trespass in October 2000.

Negotiation of Option and Joint Venture Agreement with UMC by Mullan, Boyle and Durham and their Misrepresentations

38. In October 2000, following the acquisition of the Phoenix Property, Mullan (as part of the Conspiracy with the co-defendants by counterclaim) contacted UMC and proposed a purchase of the Property or an option and joint venture arrangement with respect to the Property. Mullan, Boyle and Durham had knowledge of the Mungall and Mullan Discoveries and the Mullan Trespass, and thus, were possessed with undisclosed information which was confidential information proprietary to UMC concerning valuable PGM and copper mineralization hosted by peridotite located on the Property. Mullan, Boyle and Durham and all their co-conspirators owed to UMC:

(a) A fiduciary duty to act in good faith and to disclose the Mungall and Mullan Discoveries and Mullan Trespass to UMC during the negotiations commenced in October 2000 which duty they did not fulfill; and,

(b) a duty of care to disclose the Mullan and Mungall Discoveries and Mullan Trespass in making representations to UMC about the economic potential and market value of the Property for the purposes of inducing UMC to enter into the option and the Agreement on the terms agreed to, which duty they did not fulfill.

39. UMC further pleads that CRI, having knowledge of the Mungall and Mullan Discoveries and the Mungall Trespass and being possessed of the confidential information concerning the valuable PGM and copper mineralization hosted by peridotite located on the Property which was confidential information proprietary to UMC, owed to UMC, the same duties owed independently by Mullan, Boyle and Durham as pleaded in paragraph 38 above and in addition, owed those duties, vicariously as the principal of Mullan, Boyle and Durham and in addition owed to UMC the fiduciary duties of good faith and the obligation to disclose to UMC the Mungall and Mullan Discoveries, Mungall Trespass and the proprietary and confidential information concerning the valuable minerals located on the Property.

40. During the negotiations that took place during the months of October 2000, to January 2001, Mullan, Boyle and Durham negotiated the Agreement with UMC. In those

negotiations, Mullan, Boyle and Durham failed to disclose that the Mungall and Mullan Discoveries and the Mullan Trespass, knowing the materiality of such information and knowing that had such information been disclosed to UMC, UMC would not have entered into an option and the Agreement with CRI or would have entered into an option and joint venture agreement on substantially different terms than the terms of the Agreement.

41. UMC pleads that in failing to disclose the Mungall and Mullan Discoveries and the Mullan Trespass to UMC, Boyle, Mullan and Durham were in breach of their fiduciary duties and committed fraudulent or, in the alternative, negligent misrepresentation by omitting to disclose the said valuable, confidential and proprietary information. In addition, CRI was in breach of its fiduciary duties and committed actionable, fraudulent and negligent misrepresentation and UMC repeats the allegations contained in paragraph 39 above.

42. On the 12th of January, 2001, as a result of the efforts of Mullan, Boyle and Durham and as part of the Conspiracy, UMC agreed to enter into the Agreement ("Agreement") with CRI. The Agreement made between CRI, Gogama Gold Inc., UMC and 582566 Alberta Inc. provided *inter alia:*

(a) CRI had the right to acquire on an incremental basis up to 80% interest in the Property in consideration of CRI incurring certain exploration,

development, assessment and other expenditures in respect of the Property; and,

(b) in the event that CRI acquired an 80% interest in the Property, Ungava and CRI would be deemed conclusively to have formed a joint venture business relationship to carry out further mining work on the Property.

43. UMC pleads that as a result of the breach of fiduciary duties, obligations of good faith, and the negligent and fraudulent misrepresentations of Boyle, Mullan and their co-conspirators as pleaded above, and as a result of the Conspiracy, (for which CRI is liable as a participant and vicariously as a result of the activities of Boyle, Mullan, Durham, O'Bradovich and Schlyter), a mandatory injunction be issued requiring the defendants by counterclaim, who are directors and officers of CRI (or who may become directors and officers of CRI) to cause CRI to release by quit claim all interest in the Agreement and the Property, reconvey to UMC any MDU units registered in CRI's name which were transferred to it by UMC in June 2001, and to convey to UMC, CRI's entire interests in the Phoenix Property.

FURTHER ACTS OF THE CONSPIRATORS

Activities of Wares in 2001

44. In 2001, Mullan and CRI retained Wares to prepare a Report summarizing the

previous reports that had been prepared by him concerning the Property in 1997 and to include information concerning more recent information obtained relating to the Property and the Phoenix Property.

45. During the preparation of the 2001 report, Wares became aware of the Mungall and Mullan Discoveries and Mullan Trespass and learned that the Mullan Trespass had taken place on the Mullan Trespass Area which had only recently, on June 18, 2001, been conveyed together with the TK Deposit Area by UMC to CRI under circumstances described below.

46. Upon learning of the Mungall and Mullan Discoveries and Mullan Trespass, and the fact that the Mullan Trespass Area and TK Deposit Area had recently been transferred by UMC to CRI, Wares, Mullan and the co-conspirators, at times and at places known to them, but not known to UMC, joined in the Conspiracy and in furtherance thereof:

(a) Wares, knew or ought to have known that UMC had not been made aware of the Mungall and Mullan Discoveries and Mullan Trespass, concealed from UMC up to that point in time that he had concluded that the Mullan Discoveries had been made as a result of the Mullan Trespass which had not previous to that time been disclosed to UMC;

(b) Wares knew that valuable PGM existed on the Mullan Trespass Area and TK Deposit Area and knew that UMC was unaware of this and Wares proceeded to conceal that information from UMC;

(c) Wares disclosed misleading information in his Report dated June 25, 2001 (Wares 2001 Report") which he delivered to CRI in that he stated *inter alia* that PGM, hosted by peridotite had been discovered on the Phoenix Property during reconnaissance work in 2000 when Wares knew that that discovery had occurred on the Property and that the Mullan Trespass Area and the TK Deposit Area had only days before been transferred by UMC to CRI. Wares also knew that the statement about the discovery on the Phoenix Property while strictly true, served to conceal very important facts from UMC and, all readers of his Report, other than the co-conspirators; and,

(d) After delivering the Wares 2001 Report, Wares continued to conceal from UMC, the Mungall and Mullan Discoveries, Mullan Trespass and Wares 2001 Report.

47. UMC pleads that Wares, having prepared a report in 1997 which was addressed to High Point Resources Inc. and UMC and having examined the Property in 1997 whereby he gained valuable information concerning it, owed a fiduciary duty to UMC in 2001 to report to UMC any suspicious subsequent developments concerning the

Property. In failing to do so, Wares breached his fiduciary duty to UMC.

48. In addition and in the alternative, UMC pleads that Wares was retained in the year 2001 by CRI which owed fiduciary duties to UMC pursuant to the Agreement and therefore, Wares also owed to UMC a fiduciary duty to disclose the Mullan and Mungall Discoveries and Mullan Trespass to it and to disclose in the Wares 2001 Report that the discovery in September 2000 of PGM had occurred on the TK Deposit Area which, until one week prior to the issuing of the Wares 2001 Report had been located on the Property. Wares was in breach of his fiduciary duty to UMC in failing to disclose this information to UMC.

49. UMC pleads that had Wares not breached his fiduciary duty as aforesaid and had he not entered into the Conspiracy and concealed from UMC the Mungall and Mullan Discoveries and Mullan Trespass, UMC would have been made aware of the wrongful acts of the defendants by counterclaim in June 2001 as pleaded herein and would have taken immediate steps to enforce its rights to terminate the Agreement and in the alternative, to set aside the conveyance of the Mullan Trespass Area and TK Deposit Area to CRI.

Suppression of the Wares and Mungall Reports

50. In 2001, following the execution of the Agreement, in furtherance of the Conspiracy,

the individual defendants by counterclaim who were officers and directors of CRI (or some of them) caused CRI to retain Mungall to carry out retesting on the Collection which had been supplied to Mungall by UMC under a contract in 1999. The hiring of Mungall and retesting was carried out in order to conceal from UMC the fact that Mungall had already carried out such testing between 1999 and 2001 as pleaded above and had made the Mungall Discoveries.

51. On or about June 25, 2001, CRI received the Wares 2001 Report and at about the same time the Report prepared by Mungall dated June 27, 2001 ("Mungall Report"). These reports revealed; and,

(a) that sampling, mapping and testing had been carried out by Mullan on what at that subsequent time was the Phoenix Property in the year 2000 and revealed the results discovered from that testing;

(b) that the Property had potential for a disseminated mineralization type of valuable ore body in addition to the massive sulphide ore body type which had to that point in time guided all exploration and interpretation of the Property.

52. The defendants by counterclaim concealed the Wares 2001 Report and Mungall Report from UMC so that UMC did not, in 2001, learn of the Mungall and Mullan

Discoveries and the Mullan Trespass. The Mungall Report was prepared for purposes of disclosure to prospective CRI investors who would fund the 2001 program of work on the Property. The Wares 2001 Report and the Mungall Report were only disclosed to UMC in or about the summer of 2002.

Transfer of the TK Deposit Area to CRI

53. In or about June 2001, in consequence of the Conspiracy and as a result of the breach of the fiduciary duties of Mullan and his co-conspirators and as a result of the fraudulent and negligent misrepresentations of Mullan, UMC conveyed a portion of the Property comprising the Mullan Trespass Area and TK Deposit Area to CRI in the following manner:

(a) Mullan fraudulently, or in the alternative, negligently represented to UMC that as part of the transformation of the Property from comprising a mining permit and mining claims into map designated units ("MDUs"), it would be possible to expand the dimensions of the Property into unclaimed abutting area at no charge. Mullan represented to UMC that CRI was not able to similarly convert its properties into MDUs and thereupon perhaps to expand them. Mullan represented that it would be equitable if UMC would share some of the area outside the original limits of the Property obtained, upon conversion of the Property into MDUs, a proposal which UMC agreed to because it

reposed trust and confidence in CRI and its directors, as they were fiduciaries of UMC in respect of the management of title issues regarding the Property. Mullan fraudulently did not disclose that the MDUs he requested to be transferred to CRI did not comprise "after acquired" acreage outside the boundary of the Property but rather comprised the areas of the Mullan Trespass and TK Deposit. Mullan fraudulently represented that the MDUs which were to be transferred, were "after acquired" MDUs outside the original perimeter of the Property when in fact they covered a valuable part of the Property abutting the Phoenix Property;

(b) UMC received no consideration from CRI or any co-conspirators for the June 2001 transfer of the MDUs to CRI; and,

(c) Mullan knew that UMC would not have conveyed the TK Deposit Area and Mullan Trespass Area had UMC been aware of the fact that the acreage comprised part of the Property or of the fact that they contained valuable PGM and copper mineralization hosted by peridotite, which would have been known to them if the Mungall Discoveries or Mullan Discoveries had been disclosed to them, and which Mullan and his co-conspirators knew was being concealed from UMC.

54. UMC pleads that such representations, misrepresentations and concealments as

pleaded herein constitute a breach by Mullan and his co-conspirators of their fiduciary duties and constitute actionable fraudulent and/or negligent misrepresentation through their omission and failure to disclose the information as pleaded above in connection with the June 2001 transfer of acreage to CRI by UMC.

55. The defendants by counterclaim knew that there was no necessity that a transfer of part of the Property occur upon the conversion of title into MDUs and they carried out their acts as pleaded above for gain as part of the fraudulent Conspiracy.

56. UMC pleads that the defendants by counterclaim in carrying out the Conspiracy to cause UMC to convey the MDUs comprising the TK Deposit Area and the Mullan Trespass Area to CRI as pleaded above:

(a) acted in bad faith, they interfered with the economic relations of UMC; and,

(b) induced CRI to breach the Agreement in bad faith and illegally since the transfer of MDUs involved a transfer of parts of the Property as defined in the Agreement and the terms of the Agreement governing such change were never satisfied. Additionally, CRI had an express duty in the Agreement to act to protect the Property, which it did not do in acquiring a portion of the Property as its own property and for its own benefit.

57. UMC further pleads that as a result of the Conspiracy, breach of fiduciary duties, breach of good faith and fraudulent and negligent misrepresentation as pleaded above, the defendants by counterclaim have been unjustly enriched and are liable directly or vicariously liable for having committed the tort of trespass. UMC waives the tort of trespass and claims disgorgement of all benefits received by the defendants by counterclaim as a result of their wrongful acts.

Issuing Misleading Press Release March 9, 2001

58. On March 9, 2001, Mullan, Boyle, Durham and O'Bradovich prepared a CRI press release ("Press Release") which stated the following:

> "The company also reports that testing of a gossan situated some 8 km from the Expo Ungava Deposit has returned anomalous assays ranging from .1-.4g/t Pt, .83.7g/t Pd and .28%-2.6% Cu".

59. That testing referred to therein includes that which occurred as a result of the Mullan Trespass and ultimately resulted in the Mullan Discoveries. UMC is not aware of the particulars of other trespasses on the Property by Mullan and his co-conspirators as is suggested by the said Press Release. The defendants by counterclaim, as part of the Conspiracy, attempted to mislead UMC and the public by suggesting in the Press Release that the testing had occurred off of the Property when in fact the said defendants by counterclaim (and all of the defendants by counterclaim except Wares),

then knew that the testing referred to in the Press Release had taken place on the Mullan Trespass Area and elsewhere on the Property.

Announcement of Discoveries

60. In or about the summer and fall 2001, CRI announced that test and drilling results on the Property and the TK Deposit Area and Mesamax Deposit Area revealed valuable deposits of PGM copper and other minerals which could be economically mined if further drilling revealed mineable quantities of ore.

61. CRI has spent in excess of $1,750,000.00 in development expenses and seeks registration of a 70% interest of what remains of the Property.

ARBITRATION PROCEEDINGS

62. In or about April 2002, UMC discovered that a portion of the Property along its northern boundary no longer comprised part of the Property and comprised part of the Phoenix Property and immediately called for arbitration under the provisions of the Agreement.

63. On May 15, 2002, arbitration proceedings were commenced ("Arbitration") pursuant to the terms of article 12 of the Agreement in the Province of Quebec claiming return

of that portion of the Property which had been taken to CRI by UMC without UMC's consent and in breach of the terms of the Agreement.

64. On or about June 13, 2002, CRI forwarded to UMC as part of the documentary disclosure in the Arbitration proceedings copies of the Wares 2001 Report and the Mungall Report and as a result of the information contained in those reports, UMC expanded its Arbitration claim to encompass the failure by CRI to disclose the Mullan Discoveries and the Mullan Trespass at the time that the Agreement was negotiated and executed.

65. UMC's final pleadings in the Arbitration claimed that the failure on the part of CRI to disclose the Mullan Discoveries and Mullan Trespass constituted a breach of good faith entitling UMC to rescind the Agreement and requiring CRI to transfer the Phoenix Property to UMC.

66. UMC retained the law firm of Ogilvy Renault ("Ogilvy") to act for them in the Arbitration. Mr. Claude Bisson was appointed the arbitrator ("Arbitrator"). At the request of CRI, the Arbitration was fast tracked with an expedited time table imposed and a hearing date was scheduled for the week of July 15 through July 19, 2002.

67. The Arbitration was conducted pursuant to article 12 of the Agreement and in accordance with articles 940 to 947.4 inclusive of the Code of Civil Procedure of the

Province of Quebec, applicable articles of the Civil Code of Quebec and the terms of the Protocol of Arbitration executed August 23, 2002 by UMC and CRI.

68. The Arbitration involved detailed and complex factual matters including the analysis of technical engineering reports and geological mining maps. Preparation for the Arbitration took place May through July, 2002 on an intensive basis by Ogilvy and UMC.

DENIAL OF NATURAL JUSTICE BY THE ARBITRATOR

Resignation of Ogilvy

69. On or about July 8, 2002, Ogilvy, at its own request and on its own initiative, sought to be removed as counsel for UMC in the Arbitration set to commence July 15, 2003.

70. Mr. Jean Bertrand, solicitor, of the firm of Ogilvy, spoke to the Arbitrator on July 8, 2002 advising the Arbitrator of its decision to resign. On July 9, 2002 a conference call took place between Ogilvy, counsel for CRI, and the Arbitrator wherein submissions were made concerning the resignation of Ogilvy as counsel for UMC and the terms of an adjournment of the hearing of the Arbitration. UMC was not invited nor given an opportunity to make representations to the Arbitrator, notwithstanding that Ogilvy would not be acting on the return date of the Arbitration hearing or have any role in the subsequent completion of pleadings and other required documentation,

the preparation of the witnesses and the documentation for hearing on the presentation of UMC's case at the Arbitration hearing.

Interim Award of the Arbitrator

71. On July 10, 2002, the Arbitrator made an interim award ("Interim Award") allowing Ogilvy to resign at its request and requiring the Arbitration to commence August 12, 2002 whether or not UMC was able to secure and instruct new counsel who would be available on that date. In doing so the Arbitrator sanctioned behaviour by Ogilvy which would not be permitted in an ordinary civil proceeding.

72. UMC pleads that the setting of the August 12, 2002 hearing date, in the absence of representations on behalf of UMC and without giving UMC the opportunity to first secure replacement counsel who would be able to make representations as to their availability and the minimum timing necessary to prepare for the hearing, was unfair, unconscionable, and constituted a serious and manifest denial of natural justice. Such an interim award severely prejudiced the defendants in their ability to secure counsel who could be adequately prepared to deal with the complex hearing which was to take place within approximately one month.

Further Refusal of the Arbitrator to Grant UMC an Adjournment and its Prejudicial Consequences

73. Efforts were made by UMC to secure counsel who would be prepared to commence

the Arbitration on August 12, 2003. A law firm was consulted. It was prepared to represent UMC, provided that the Arbitration date could be moved to August 19, 2002, and such a request was made by them in writing to the Arbitrator.

74. UMC pleads that there would have been no prejudice to CRI if the Arbitration date was extended for a reasonable period beyond August 12, 2002. Notwithstanding the request, on July 16, 2002, the Arbitrator refused to vary the Interim Award and extend the Arbitration date from August 12, 2002, to August 19, 2002 and ordered that the Arbitration proceed on August 12, 2002.

75. UMC pleads that the request to the Arbitrator by its proposed counsel for an extension from August 12, to August 19, 2002 is made without prejudice to UMC's position that such a short adjournment would, if granted, still not have enabled new counsel to familiarize themselves with UMC's case and properly prepare for the Arbitration and protect UMC's interests. At the time, UMC believed it had no choice but to accept whatever short adjournment the Arbitrator might grant if it would suffice for counsel to accept its retainer to represent UMC in the Arbitration.

76. Since the minimum adjournment necessary for counsel to accept retainer had not been in fact granted, on July 16, 2002, UMC contacted the Arbitrator in writing directly, explained the circumstances as pleaded above, and requested an extension of the hearing date from August 12, 2002 to August 26, 2002. UMC was then of the view

that a longer fully adequate adjournment was required but because it believed that the Arbitrator would not grant a longer truly adequate adjournment than that being requested, a longer adjournment beyond August 26, 2002 was not requested.

77. The Arbitrator waited until July 23, 2002 to respond, and on that date wrote the parties refusing the request to grant an adjournment of the August 12, 2002 Arbitration date. UMC pleads that the refusal of the Arbitrator to grant a reasonable and adequate adjournment under the circumstances, constituted a serious denial of natural justice and severely prejudiced UMC in its ability to prosecute the Arbitration in that:

(a) Ogilvy had made extensive preparation for the Arbitration over a period of almost two months, an effort which replacement counsel was required to reproduce in a matter of days or weeks after being retained;

(b) there were a substantial number of exhibits including engineering reports and geological mining maps and a series of correspondence and documents which documented a very confusing series of MDU numeration and correspondence of CRI relating thereto which had to be untangled;

(c) the decision of the Arbitrator was made during the height of the summer holiday season when many lawyers took scheduled vacations and were not available to prepare for an August 12, 2002 hearing;

(d) UMC's claims had to be amended prior to August 1, 2002, as a result of the delivery of the Mungall and Wares 2001 Reports on June 13, 2002 by CRI which revealed the Mungall Discoveries and Mullan Trespass and thus, raised additional issues not included in the preliminary claim of UMC and this amendment of the claim had to be done by UMC itself as it had not retained counsel by that date; and,

(e) any such adjournment would present no prejudice to CRI, since the reason for the expedited timetable had been that CRI wished the Arbitration result prior to commencing the 2002 field work expenditure, but it had actually announced the commencement of field work prior to the commencement of the July 15, 2002 original Arbitration date.

78. An additional term of the Interim Award required that UMC file a final statement of claim and other essential documentation in the Arbitration proceeding by July 29, 2002, which included a list of all of its exhibits, and a summary of the evidence of the witnesses. As the Arbitration would have proceeded without UMC being entitled to advance any claim if the said documentation was not finalized by July 29, 2002 and because UMC had been unable to secure the services of its prospective counsel due to the Arbitrator's refusal to grant any adjournment beyond August 12, 2002, UMC had to complete the said documentation and serve it without the benefit of counsel. CRI subsequently made an unsuccessful motion that UMC's claim and documentation be

struck out because it had not been prepared by counsel.

79. The documentation was filed on July 26, and 29, 2002 in accordance with the Interim Award. However, as pleaded above, the making of the Interim Award and the refusal to grant the extensions thereto, severely prejudiced UMC who was required to prepare and submit those documents without the benefit of Quebec counsel. When counsel was subsequently engaged by UMC they inherited pleadings and documentation which they would have varied had they had the opportunity to do so.

Retaining of New Counsel by UMC

80. UMC was only able to retain counsel in and about July 31, 2002 and counsel was required to brief itself for the Arbitration and prepare for the hearing which was to take place on August 12, 2002.

81. The Arbitration proceeded on August 12, 2002 and consisted of eight days of hearings and the filing of extensive and voluminous evidence. In addition, there were motions brought at the Arbitration.

82. UMC pleads that the Arbitrator had made it abundantly clear in the Interim Award and rulings as pleaded above, that he would not allow any further adjournment and thus, UMC was prevented from securing a reasonable adjournment as was required in order

to prepare for the hearing.

83. UMC pleads that the conduct of the Arbitrator in denying UMC its rights of due process and natural justice severely prejudiced UMC as aforesaid and in addition, prevented UMC from properly preparing for the Arbitration in that:

(a) expert evidence which would have conclusively determined, without the need of hearing oral evidence, the exact location of the northern boundary of the Property and the Phoenix Property and the exact location of the Mullan Trespass Area was not available and could not be secured in the time available to counsel;

(b) a subpoenaed witness, the defendant, James Mungall, was unavailable to UMC who would have been available had the Arbitrator been willing to allow reasonable adjournments as required by due process, fairness and natural justice; and,

(c) while counsel for UMC prepared the case as best it could in the time available, there clearly was not reasonable and sufficient time between the time that counsel was appointed and the date of the Arbitration hearing for counsel to thoroughly prepare for a complex Arbitration hearing for the reasons as pleaded above.

ARBITRATOR'S DECISION CONTRARY TO PUBLIC POLICY

84. As pleaded above, a principal issue raised in the Arbitration was whether the Mullan Trespass had occurred on the Property in September 2000, and whether CRI was liable to UMC for having negotiated the Agreement without the disclosure of the Mullan Trespass.

85. All of the direct evidence concerning the Mullan Trespass was provided by the witnesses Mullan and Durham. Mullan testified as to the events of the Mullan Trespass and Durham testified as to the location of the Mullan Trespass. The CRI Press Release referred to in paragraph 58 above is not evidence of where the Mullan Discoveries were made or whether or not they were made on the Property. The said Press Release is ambiguous in this regard and was intentionally deceptive.

86. The evidence tendered at the Arbitration dealing with the location of the Mullan Trespass, overwhelmingly demonstrated that the Mullan Trespass occurred on the Property. There was no evidence tendered that the Mullan Trespass and Mullan Discoveries occurred outside of the Property. Mullan and Durham both testified that the Mullan Trespass location was the place where CRI drill hole TK-01-1 was drilled in 2001. Their testimony was that that location was no more than 150 metres west of TK-01-2, subsequently known as the TK Discovery drilled by CRI in 2001, both of which were marked on maps prepared by or for CRI as being on territory which

comprised part of the Property prior to the transfer of a portion of the Property by UMC to CRI in June 2001. In his award ("Award") dated October 31, 2002, the Arbitrator decided that the Mullan Trespass had not occurred on the Property and in doing so:

(a) he ignored all of the direct and unequivocal evidence as to the location of the Mullan Trespass;

(b) he stated that there was no evidence that the Mullan Trespass occurred on the Property, when in fact the evidence tendered by CRI witnesses at the Arbitration was that it was on the Property;

(c) he made a decision on the key issue in the Arbitration, ignoring all of the evidence; and,

(d) instead of relying upon the direct evidence as to where the Mullan Trespass had occurred, supplied against interest by Mullan and Durham, the Arbitrator, relied upon the inherently ambiguous Press Release that had been issued by CRI dated March 9, 2001 and referred to in paragraph 58 above and found that the location of the Mullan Trespass was far away from the Property and to the north of the Property. The Press Release stated that:

"the company (CRI) also reports that testing of a gossan situated some 8-km from the *Expo-Ungava Deposit* has returned the anomalous PGM assays ....".

The Arbitrator apparently determined that the 8-km distance, referred to in the Press Release, was to measure from the northern border of the Property, mistakenly assuming that the term *Expo-Ungava Deposit* in the press release referred to the entire Property. However, the reference to the *Expo-Ungava Deposit* in the Press Release (as supported by all of the undisputed evidence) was that the term *Expo-Ungava Deposit* did not refer to the entire Property, but simply a small portion of the Property located in the centre of the 40 kilometre long and 4 kilometre wide Property. Therefore, instead of relying upon the direct evidence of Mullan and Durham, the Arbitrator decided the case upon a mistaken understanding of the nomenclature describing locations and components of the Property.

87. The Arbitrator having found that the Mullan Trespass did not occur on the Property, dismissed UMC's claim for the setting aside of the Agreement for non disclosure of the Mullan Discoveries.

88. UMC pleads that the decision of the Arbitrator was so manifestly perverse and in contradiction to all evidence tendered at the Arbitration that as a result:

(a) the Arbitrator's decision violated natural justice and ought not to be enforced;

(b) the Arbitrator exceeded his jurisdiction;

(c) it would be contrary to public policy to enforce that decision in Ontario; and,

(d) the Arbitrator violated the reasonable man standard of adjudication provided for in the Agreement.

89. UMC pleads that to enforce the Quebec Order homologating the Award, the Court must inquire into the Award because the Quebec Court in homologating the Award was precluded to inquire into allegations of error of law, error of fact, and denial of natural justice regarding the Award loss or exceeding of jurisdiction by the Arbitrator, and for the reasons as pleaded above, the Award and the Quebec Order cannot be enforced in Ontario because:

(a) procedurally, the Arbitrator breached natural justice in failing to grant reasonable adjournments to UMC as requested thus, seriously prejudicing UMC (the particulars of the breach of natural justice and prejudice to UMC are set out above);

(b) it would be contrary to public policy to enforce an award based upon findings of fact so manifestly perverse and unsupported by any evidence, and that the _Arbitrator in making such findings exceeded his jurisdiction and therefore CRI is not entitled to such enforcement;

(c) the Arbitrator in upholding the transfer of the property which includes the TK Deposit Area and Mesamax Deposit Area to CRI, ignored Article 13.1 of the Agreement which requires that all transfers and similar modifications to the Agreement would not be valid unless such changes and modifications were expressly authorized in writing and signed by all of the parties. The Arbitrator had an obligation to determine whether such a written amendment was in fact necessary and had been made. The Arbitrator ignored all of the undisputed evidence that no such written modification of the Agreement had been executed by the parties to the Agreement to modify the Agreement by diminishing the acreage comprising the Property;

(d) The Arbitrator completely ignored CRI's breach of express requirements for amendment of the Agreement and the express obligation to maintain the Property in accordance with the Agreement though raised as issues at the Arbitration; and,

(e) The Arbitrator, in deciding that of the TK Deposit Area and Mesamax Deposit Area was validly transferred to CRI in June, 2001, ignored the clear undisputed evidence of Mullan's fraud as pleaded above wherein Mullan secured the conveyance by assuring UMC that the MDU units being transferred were not part of the original area UMC Property, but were part of after acquired acreage, outside the boundary of the Property, which was the UMC understanding and was expressly conveyed in writing to Mullan, and the Arbitrator further ignored Mullan's fraudulent concealment of the fact at the time the transfer was solicited that there was valuable PGM and copper mineralization hosted by peridotite on the TK Deposit Area and Mesamax Deposit Area which were on the portion of the Property which Mullan wished UMC to transfer to CRI.

Further Acts of the Conspiracy

90. UMC pleads that on or about June 19, 2002, the following additional act was carried out in furtherance of the Conspiracy. On that date, CRI through a subsidiary corporation, made a "takeover bid" offering to buy 51% of the shares of UMC for $0.10 per share stating that its purpose was to secure control of UMC and remove its officers and directors whose conduct prejudiced relations CRI under the Agreement. This takeover bid was advanced in the midst of the Arbitration so as to divide UMC's attention and squander UMC's resources by requiring it to carry out a statutory takeover response when CRI knew that there was no possibility of the takeover bid for UMC succeeding.

91. UMC pleads that the purpose of the takeover bid, as stated in the offering circular issued by CRI, was to take control of UMC, remove its officers and directors and prevent the Arbitration from proceeding and prevent UMC from securing its rights in the context of the wrongful conduct of CRI and the other co-defendants by counterclaim, as pleaded above.

92. UMC further pleads as a matter of law that the Order sought to be enforced, not being an obligation requiring UMC to perform (or being enjoined from performing) a specific act or pay a sum of money, cannot be the subject of an Ontario proceeding to enforce a foreign judgment as there is, in effect, nothing to enforce.

93. UMC pleads that this action be dismissed with costs on a substantial indemnity scale.

AND BY WAY OF COUNTERCLAIM:

94. UMC claims:

(a) As against CRI:

(i) a declaration that the Agreement is null and void;

(ii) an order requiring CRI to release or convey the interest of CRI in the Property and Phoenix Property to UMC;

(iii) damages for conspiracy, negligent and fraudulent misrepresentation, breach of fiduciary duty, waiver of tort and unjust enrichment in the amount of $1,000,000,000.00; and,

(iv) an interim injunction prohibiting CRI from proceeding with an arbitration sought to enforce its claim to be recorded as the 70% owner of what remains of the Property.

(b) As against the defendants by counterclaim, Glen Mullan, Bruce Durham, Jennifer Boyle, Thomas O'Bradovich, Glen Schlyter,

James Mungall, University of Toronto and Robert Wares and Cygnus Consulting Inc.:

(i) damages for conspiracy, negligent and fraudulent misrepresentation, trespass, inducing breach of contract, interference with economic relations, breach of fiduciary duty, waiver of tort and unjust enrichment in the amount of $1,000,000,000.00;

(ii) an order that the current officers and directors of CRI namely Glen Mullan, Thomas O'Bradovich, Bruce Durham, Jennifer Boyle and Glen Schlyter (and any future directors and officers), cause and direct CRI to release or convey CRI's interest in the Property, and in the Phoenix Property to UMC.

(c) As against all of the defendants by counterclaim:

(i) prejudgment and post judgment interest pursuant to the *Courts of Justice Act*, R.S.O. 1990, c. 43, as amended where applicable;

(ii) substantial indemnity costs together with any applicable Goods and Service Taxes payable pursuant to the Excise Tax Act, R.S.C. 1990. C. E-15; and,

(iii) such further and other relief as counsel may advise and this Honourable Court may deem just.

95. UMC repeats all of the allegations contained in the statement of defence and incorporates them herein as part of this counterclaim and claims the relief as set out in paragraph 94 above.

96. UMC seeks to serve this counterclaim outside of Ontario pursuant to Rule 17.02 on the following grounds:

(a) the Agreement was made in Ontario (section 17.02(f)(I));

(b) the torts complained of were committed in Ontario (17.02(g));

(c) the damage to UMC was sustained in Ontario (17.02(h)); and,

(d) the defendants by counterclaim residing outside of Ontario are necessary or proper parties to a proceeding properly brought against the defendants by counterclaim residing in Ontario (17.02(o)).

97. UMC proposes that this action be tried at the City of Toronto, in the Province of Ontario together with the main action and trial together with Mungall Extant Action as pleaded in paragraph 24 above.

DATED: MARCH 31, 2003.

Barristers
70 Bond Street, Suite 200
Toronto, Ontario M5B 1X3

Harvin D. Pitch, Esq.
L.S.U.C. #12101P
Tel. (416) 365-9320; Fax (416) 365-7702
Solicitors for the Defendants
Plaintiffs by Counterclaim

TO: CASSELS BROCK & BLACKWELL LLP
2100 Scotia Plaza, 40 King Street West
Toronto, Ontario
M5H 3C2

Lorne Silver, Esq.
LSUC #24238L
Tel. (416) 869-5490; Fax (416) 640-3018

Solicitors for the Plaintiff

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: UNGAVA MINERALS CORP.
Participation Fee for the
Financial Year Ending: November 30, 2002

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X
Market value of class or series =

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): (B)
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares) (B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =

Total fee payable in accordance with Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit (4,806,457)

Contributed surplus Nil

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) 3,702,744

Long term debt (including the current portion)	1,012,160
Capital leases (including the current portion)	Nil
Minority or non-controlling interest	Nil
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) Accounts payable and accrued liabilities	182,125
Any other item forming part of shareholders' equity and not set out specifically above	N/A
Total Capitalization	90,572
Total Fee payable pursuant to Appendix A of the Rule	$1,000

Reduction for transitional fee owing (see section 2.8 of the Rule)

Total Fee Payable 1000 x 8 Number of months remaining in financial year
year or elapsed since most recent financial year
12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

UNGAVA MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2002 AND 2001

Wasserman Ramsay
Chartered Accountants

North American Centre, Xerox Tower
5650 Yonge Street, Suite 1303, North York, Canada M2M 4
Tel. (416) 226-4631 Fax (416) 226-9562
Internet Email: <kevram@ibm.net>

AUDITOR'S REPORT

To the Shareholders of
Ungava Minerals Corp.:

We have audited the consolidated balance sheets of Ungava Minerals Corp. as at November 30, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Wasserman Ramsay

Chartered Accountants

Toronto, Ontario
January 21, 2003

UNGAVA MINERALS CORP.

CONSOLIDATED BALANCE SHEETS - NOVEMBER 30, 2002

	2002	2001
ASSETS		
Current		
Cash	$ 8,721	$ -
Prepaid expenses	17,379	-
G.S.T. Receivable	47,171	2,652
	73,271	2,652
Mineral resource properties *(Note 3)*	17,301	17,301
	$ 90,572	$ 19,953
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 182,125	$ 130,028
Due to shareholders *(Note 4)*	1,012,160	130,853
	1,194,285	260,881
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 5)*	3,702,744	3,702,744
Deficit	(4,806,457)	(3,943,672)
	(1,103,713)	(240,928)
	$ 90,572	$ 19,953

See Status of Operations Note 1

Approved on behalf of the Board

"Glen Erikson"
Glen Erikson, Director

"Lorne Albaum"
Lorne Albaum, Director

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED NOVEMBER 30, 2002 AND 2001

	2002	2001
Revenue:		
Gain on sale of marketable securities	$ -	$ 5,106
Expenses:		
Professional fees	637,493	-
Depreciation expense	-	7,497
Operating, administrative and general *(Note 4)*	225,292	139,555
	862,785	147,052
Net income (loss) for the year before undernoted item	(862,785)	(141,946)
Write down of capital assets	-	44,354
Net loss for the year	$ (862,785)	$ (186,300)
Loss per share basic and diluted	$ (0.05)	$ (0.01)
Weighted average number of shares outstanding	18,204,190	18,204,190

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED NOVEMBER 30, 2002 AND 2001

	2002	2001
Deficit, beginning of year	$(3,943,672)	$ (3,757,372)
Net loss for the year	(862,785)	(186,300)
Deficit, end of year	$(4,806,457)	$ (3,943,672)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED NOVEMBER 30, 2002 AND 2001

	2002	2001
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the year	$ (862,785)	$ (186,300)
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	-	(5,106)
Write down of capital assets	-	44,354
Depreciation	-	7,497
Net change in non-cash working capital items	871,506	134,020
	8,721	(5,535)
Investing:		
Proceeds from sale of marketable securities	-	5,535
Net change in cash during the year	8,721	-
Cash, beginning of year	-	-
Cash, end of year	$ 8,721	$ -

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2002 AND 2001

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., and Ungava Capital Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom. The Company is currently engaged in determining the venue of proceeding to obtain relief against Canadian Royalties Inc, including the termination of the January 12, 2001 Option and Joint Venture Agreement (see Note 3) by reason of breach of trust and to mitigate the effect of an arbitration award dated 31 October 2002.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At November 30, 2002 the Company has a working capital deficiency of $1,121,014 (2001 - $258,229). The Company has been able to discharge its liabilities by securing cash advances from a director and his spouse (see note 4). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property or otherwise raise capital.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(iv) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

2. Summary of significant accounting policies (Continued):

(v) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock based compensation and other stock-based payments. This section requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statements of income and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. None of the Company's plans qualify as direct awards of stock or as plans that create liabilities based on the price of the company's stock, and as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after January 1, 2002. The Company records no compensation expense when options are issued to directors, officers, employees and consultants. Any consideration paid by the directors, officers, employees and consultants on the exercise of the options is credited to share capital.

(vi) Earnings per share:

Effective January 1, 2001, the Company adopted the new recommendations of the CICA Handbook section 3500, Earning per Share ("EPS"). The revised section requires the presentation of both basic and diluted EPS on the face of the income statement regardless of the materiality of the difference between them. In addition, the new recommendations require the use of the treasury stock method to compute the dilutive effects of options, warrants and similar instruments as opposed to the previous method used which was the imputed earnings approach. The section also requires the disclosure of a reconciliation of the calculation of basic and diluted EPS be disclosed. The revised recommendations have been applied retroactively with restatement of prior periods.

3. Mineral resource properties:

	2002	2001
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During a prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty. The contract with Canadian was subject to an arbitration proceeding in which, among other things, the Company sought termination of the Option and Joint Venture Agreement for reason of Canadian's alleged breach of trust. A decision was rendered on October 31, 2002 and was negative for the Company as the Agreement with Canadian was affirmed. Company management is committed to achieving a remedy for what it sees as a defective arbitration award.

3. Mineral resource properties (Continued):

The Company intends to cause a Statement of Claim to be issued against certain parties in Ontario relating to breach of contract and fidiciary duty relating to the trespass and sampling of the Company's Ungava property. The Company intends to claim substantial damages from the defendants.

The Ungava property is subject to an aggregate of a 2% net smelter returns royalty.

4. Related party transactions and balances:

a) The Company had previously entered into a management agreement with a director for fees of $16,667 per month. During the year the management agreement was cancelled and replaced with a consulting fee arrangement providing for fees to a director in the amount of $8,000 per month, on a month-to-month basis, effective July 1, 2002. Included in administrative and operating expenses was $154,186 in managment and consulting expense related to this agreement.

b) The amounts due to shareholder, director and related parties of the Company ($1,012,160 (2001 - $130,853)) on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

5. Capital stock:

Authorized:
Unlimited number of common shares
Issued and outstanding:

	Number of shares	Stated Value
Balance November 30, 2002 and 2001	18,204,190	$ 3,702,744

No shares were issued during the years.

6. Stock options:

As at the year ended there are 300,000 (2001 - 950,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

7. Income taxes:

The Company has available approximately $2,439,921 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2009.

8. Comparative figures:

Certain comparative figures were reclassified to agree with the presentation adopted in during the year.

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - FEBRUARY 28, 2003
(with comparative figures for the year ended November 30, 2002)

UNAUDITED - SEE NOTICE TO READER

	2003	2002
ASSETS		
Current		
Cash	$ 818	$ 8,721
Prepaid expenses	27,053	17,379
G.S.T. Receivable	51,377	47,171
	79,248	73,271
Mineral resource properties *(Note 3)*	17,301	17,301
	$ 96,549	$ 90,572
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 175,556	$ 182,125
Due to shareholders *(Note 4)*	1,111,038	1,012,160
	1,286,594	1,194,285
SHAREHOLDERS' DEFICIENCY		
Capital stock	3,702,744	3,702,744
Deficit	(4,892,789)	(4,806,457)
	(1,190,045)	(1,103,713)
	$ 96,549	$ 90,572

See Status of Operations Note 1

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

THREE MONTHS ENDED FEBRUARY 28, 2003
(With comparative figures for three months ended February 28, 2002)

UNAUDITED - SEE NOTICE TO READER

	Current and YTD Feb. 28.2003	Current and YTD Feb. 28. 2002
Expenses:		
Professional fees	$ 59,796	$ -
Operating, administrative and general *(Note 4)*	26,536	51,100
	86,332	51,100
Net loss for the period	$ (86,332)	$ (51,100)
Loss per share basic and diluted	$ -	$ -

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at February 28, 2003 and the interim consolidated statements of operations, deficit and cash flows for the three months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
April 15, 2003

Wasserman Ramsay
Chartered Accountants

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

THREE MONTHS ENDED FEBRUARY 28, 2003
(With comparative figures for three months ended February 28, 2002)

UNAUDITED - SEE NOTICE TO READER

	2003	2002
Deficit, beginning of period	$(4,806,457)	$ (3,943,672)
Net loss for the period	(86,332)	(51,100)
Deficit, end of period	$(4,892,789)	$ (3,994,772)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED FEBRUARY 28, 2003
(With comparative figures for three months ended February 28, 2002)

UNAUDITED - SEE NOTICE TO READER

	Current and YTD Feb. 28, 2003	Current and YTD Feb. 28, 2002
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the period	$ (86,332)	$ (51,100)
Add: Items not involving an outlay of cash		
Net change in non-cash working capital items	78,429	51,100
	(7,903)	-
Net change in cash during the period	(7,903)	-
Cash, beginning of period	8,721	-
Cash, end of period	$ 818	$ -

See the accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 28, 2003

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., and Ungava Capital Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom. The Company is currently engaged in determining the venue of proceeding to obtain relief against Canadian Royalties Inc, including the termination of the January 12, 2001 Option and Joint Venture Agreement (see Note 3) by reason of breach of trust and to mitigate the effect of an arbitration award dated 31 October 2002.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At February 28, 2003 the Company has a working capital deficiency of $1,207,346 (2002 - $1,121,014). The Company has been able to discharge its liabilities by securing cash advances from a director and his spouse (see note 4). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property or otherwise raise capital.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(iv) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 28, 2003

UNAUDITED - SEE NOTICE TO READER

2. Summary of significant accounting policies (Continued):

(v) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock based compensation and other stock-based payments. This section requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statements of income and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. None of the Company's plans qualify as direct awards of stock or as plans that create liabilities based on the price of the company's stock, and as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after January 1, 2002. The Company records no compensation expense when options are issued to directors, officers, employees and consultants. Any consideration paid by the directors, officers, employees and consultants on the exercise of the options is credited to share capital.

(vi) Earnings per share:

Effective January 1, 2001, the Company adopted the new recommendations of the CICA Handbook section 3500, Earning per Share ("EPS"). The revised section requires the presentation of both basic and diluted EPS on the face of the income statement regardless of the materiality of the difference between them. In addition, the new recommendations require the use of the treasury stock method to compute the dilutive effects of options, warrants and similar instruments as opposed to the previous method used which was the imputed earnings approach. The section also requires the disclosure of a reconciliation of the calculation of basic and diluted EPS be disclosed. The revised recommendations have been applied retroactively with restatement of prior periods.

3. Mineral resource properties:

	2003	2002
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During a prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty. The contract with Canadian was subject to an arbitration proceeding in which, among other things, the Company sought termination of the Option and Joint Venture Agreement for reason of Canadian's alleged breach of trust. A decision was rendered on October 31, 2002 and was negative for the Company as the Agreement with Canadian was affirmed. Company management is committed to achieving a remedy for what it sees as a defective arbitration award.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 28, 2003

3. Mineral resource properties (Continued):

The Company intends to cause a Statement of Claim to be issued against certain parties in Ontario relating to breach of contract and fiduciary duty relating to the trespass and sampling of the Company's Ungava property. The Company intends to claim substantial damages from the defendants.

The Ungava property is subject to an aggregate of a 2% net smelter returns royalty.

4. Related party transactions and balances:

a) The Company had entered into a consulting fee arrangement providing for fees to a director in the amount of $8,000 per month, on a month-to-month basis, effective July 1, 2002. Included in administrative and operating expenses was $24,000 in managment and consulting expense related to this agreement.

b) The amounts due to shareholder, director and related parties of the Company $1,111,038 (2002 - $1,012,160) on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

5. Capital stock:

Authorized:
Unlimited number of common shares
Issued and outstanding:

	Number of shares	Stated Value
Balance February 28, 2003 and November 30, 2002	18,204,190	$ 3,702,744

No shares were issued during the three month period ended February 28, 2003 and the year ended November 30, 2002.

6. Stock options:

As at February 28, 2003 there are 300,000 (2002 - 300,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

7. Income taxes:

The Company has available approximately $2,526,253 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2009.